Exhibit 99.1

Preliminary and Subject to Completion, dated April 25, 2013

INFORMATION STATEMENT

New News Corporation

Class A Common Stock, Par Value $.01 Per Share

Class B Common Stock, Par Value $.01 Per Share

This information statement is being furnished in connection with the distribution by News Corporation (“Parent”) to its stockholders of all of the outstanding shares of common stock of New News Corporation (“New News Corporation”), a wholly-owned subsidiary of Parent that will hold the following businesses of Parent: newspapers, information services and integrated marketing services, digital real estate services, book publishing, digital education and sports programming and pay-TV distribution in Australia. To implement the distribution, Parent will distribute the shares of New News Corporation common stock on a pro rata basis to Parent’s stockholders in a manner that is intended to be tax-free to its stockholders for U.S. federal income tax purposes, except for cash that stockholders receive in lieu of fractional shares. For tax consequences to Australian holders, see “The Distribution—Material Australian Tax Consequences of the Distribution.”

New News Corporation was organized as New Newscorp LLC, a limited liability company under the laws of the State of Delaware, and, prior to the distribution, will be converted to a Delaware corporation.

For every share of Parent Class A Common Stock held of record by you as of the close of business on •, 2013, the record date for the distribution, you will receive • share[s] of New News Corporation Class A Common Stock. For every share of Parent Class B Common Stock held of record by you as of the record date for the distribution, you will receive • share[s] of New News Corporation Class B Common Stock. You will receive cash in lieu of any fractional shares of New News Corporation Class A Common Stock or Class B Common Stock which you would have received after application of the above ratio, as applicable. As discussed under “The Distribution—Trading Prior to the Distribution Date,” if you sell your Parent Class A Common Stock or Parent Class B Common Stock in the “regular-way” market after the record date and before the distribution, you also will be selling your right to receive shares of New News Corporation Class A Common Stock or shares of New News Corporation Class B Common Stock, as applicable, in connection with the distribution. However, if you sell your Parent Class A Common Stock or Parent Class B Common Stock in the ex-distribution market up to and including the distribution date, you will still receive the shares of our common stock that you would otherwise be entitled to receive in the distribution. It is anticipated that trading of CHESS Depositary Interests (“CDIs”) representing our Class A Common Stock and Class B Common Stock on the Australian Securities Exchange (“ASX”) will commence on or shortly before the record date and continue up to and through to the distribution date, initially, on a “conditional and deferred,” and then on a “deferred” settlement basis. We expect the applicable shares of New News Corporation common stock to be distributed by Parent to you on •, 2013. We refer to the date of the distribution of New News Corporation common stock as the “distribution date.” Immediately after the distribution becomes effective, New News Corporation will be an independent, publicly traded company.

No approval of the distribution by Parent’s stockholders is required. However, in order to effectuate the distribution in the manner discussed in this information statement, Parent intends to amend its Restated Certificate of Incorporation, and will hold a Special Meeting of its stockholders (the “Special Meeting”) in connection therewith. Parent is currently distributing a separate proxy statement to you, which will contain information regarding the Special Meeting. The distribution contemplated by this information statement assumes that certain proposals contained in the separate proxy statement will be approved by Parent’s stockholders and completion of the distribution is conditioned upon such approval. You do not need to pay any consideration, exchange or surrender your existing common stock of Parent or take any other action to receive your applicable shares of New News Corporation common stock.

Parent currently owns all of the outstanding shares of New News Corporation. Accordingly, there is no current trading market for New News Corporation common stock, although we expect that a limited market, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the distribution, and we expect “regular-way” trading of New News Corporation common stock to begin on the first trading day following the completion of the distribution. New News Corporation intends to apply to have both its Class A Common Stock and Class B Common Stock authorized for listing on the NASDAQ Global Select Market (“NASDAQ”) under the symbols “[•]” and “[•],” respectively, and to have CDIs representing its Class A Common Stock and Class B Common Stock listed and traded on ASX under the symbols “[•]” and “[•],” respectively.

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 20.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is •, 2013.

Parent first mailed a Notice of Internet Availability of Information Statement Materials (the “Notice of Internet Availability”) containing instructions on how to access this information statement to its stockholders on or about •, 2013. For stockholders who previously elected to receive a paper copy of Parent’s materials, Parent mailed the information statement on or about •, 2013.

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INFORMATION STATEMENT SUMMARY

The following is a summary of material information discussed in this information statement. This summary may not contain all the details concerning the distribution or other information that may be important to you. To better understand the distribution and New News Corporation’s business and financial position, you should carefully review this entire information statement. Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement, including the combined financial statements of New News Corporation, which will consist of the entities associated with the businesses comprising Parent’s newspapers, information services and integrated marketing services, digital real estate services, book publishing, digital education and sports programming and pay-TV distribution in Australia, assumes the completion of all the transactions referred to in this information statement in connection with the distribution. Unless the context otherwise requires, references in this information statement to “New Newscorp LLC,” “New News Corporation,” “we,” “us,” “our” and “our company” refer to New News Corporation and its combined subsidiaries. References in this information statement to “Parent” refers to News Corporation, a Delaware corporation, and its consolidated subsidiaries (other than, after the distribution, New News Corporation and its combined subsidiaries), unless the context otherwise requires. We anticipate that, on or about the distribution date and subject to the approval of the holders of a majority of Parent’s Class B Common Stock entitled to vote, Parent will change its name to Twenty-First Century Fox, Inc. and we will assume the name News Corporation. If such name changes are completed as anticipated, then from the time such name changes become effective, references to “New News Corporation” shall be deemed to refer to News Corporation and its combined subsidiaries and references to “Parent” shall be deemed to refer to Twenty-First Century Fox, Inc. and its consolidated subsidiaries.

New News Corporation was organized as a limited liability company under the laws of the State of Delaware. In accordance with the distribution, actions will be taken so as at the time immediately prior to the distribution, New News Corporation will have been converted from a limited liability company to a Delaware corporation.

This information statement describes the businesses to be transferred to New News Corporation by Parent as if the transferred businesses were our businesses for all historical periods described. References in this information statement to our historical assets, liabilities, products, businesses or activities are generally intended to refer to the historical assets, liabilities, products, businesses or activities of the transferred businesses as they were conducted as part of Parent and its subsidiaries prior to the distribution.

You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update the information, except in the normal course of our public disclosure obligations. In particular, a number of matters contained in this information statement relate to agreements or arrangements which have not yet been finalized and expectations of what may occur. It is possible that prior to the distribution these agreements, arrangements, and expectations may change.

Why New News Corporation Sent a Notice of Internet Availability or This Information Statement to You

New News Corporation sent a Notice of Internet Availability or this information statement to you because you were a holder of Parent’s Class A Common Stock or Class B Common Stock on the record date for the distribution of New News Corporation Class A Common Stock or Class B Common Stock, as applicable. Accordingly, you are entitled to receive [•] share[s] of New News Corporation Class A Common Stock or [•] share[s] of New News Corporation Class B Common Stock, as applicable, for every share of Parent’s Class A Common Stock or Class B Common Stock that you held as of the record date. No action is required on your part to participate in the distribution, and you do not have to surrender or exchange your shares of Parent or pay cash or any other consideration to receive your shares of New News Corporation common stock. The number of shares of Parent’s Class A Common Stock or Class B Common Stock that you currently own will not change as a result of the distribution.

This information statement describes New News Corporation’s business, its relationship with Parent, how this transaction affects Parent’s stockholders and provides other information to assist you in evaluating the benefits and risks of holding or disposing of New News Corporation common stock that you will receive in the distribution.

Parent

News Corporation, a Delaware corporation, is a diversified global media company currently with operations in the following six industry segments: (i) Cable Network Programming; (ii) Filmed Entertainment; (iii) Television; (iv) Direct Broadcast Satellite Television; (v) Publishing; and (vi) Other. The activities of News Corporation are conducted principally in the U.S., the U.K., Continental Europe, Australia, Asia and Latin America. Parent owns all of our common stock issued and outstanding prior to the distribution. After the distribution, Parent will not own any of our common stock. It is anticipated that, on or about the distribution date and subject to the approval of the holders of a majority of Parent’s Class B Common Stock entitled to vote, Parent will change its name to Twenty-First Century Fox, Inc.

Our Company

We are a global diversified media and information services company focused on creating and distributing authoritative and engaging content to consumers and businesses throughout the English-speaking world, as well as increasingly in other countries across the globe. Our company is comprised of leading businesses across a range of media, including: news and information services, sports programming in Australia, digital real estate services, book publishing, and pay-TV distribution in Australia, that are distributed under some of the world’s most recognizable and respected brands, including The Wall Street Journal, Dow Jones, Herald Sun, The Sun, The Times, HarperCollins Publishers, FOX SPORTS Australia, realestate.com.au, and many others. We are also a rapidly developing provider of digital education content, assessment and delivery services. Our commitment to high-quality premium editorial content makes our media properties a trusted source of news and information among consumers; at the same time many of these properties deliver broad reach and high audience engagement levels in their respective markets, making them attractive advertising vehicles for our advertising customers. Key components of our business include:

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News and Information Services: Our key brands include The Wall Street Journal, Dow Jones Newswires and Factiva, Herald Sun in Australia, The Sun and The Times in the U.K. and News America Marketing Group.

•	Cable Network Programming: FOX SPORTS Australia is the leading sports programming provider in Australia based on total subscribers.

•	Digital Real Estate Services: We own 61.6% of REA Group Limited (“REA”), which owns the leading digital portals for residential and commercial property in Australia based on monthly site visits.

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Book Publishing: HarperCollins is one of the largest English-language consumer publishers in the world based on global revenue, with an active print and digital catalog of over 50,000 publications and over 60 branded imprints.

•	Amplify: Our innovative digital education business is focused on the digitization of K-12 education.

•	Foxtel: We own 50% of Foxtel, the largest pay-TV provider in Australia based on total subscribers.

We deliver our premium content to consumers across numerous distribution platforms consisting not only of traditional print and television, but also through an expanding array of digital platforms including websites, electronic readers and applications for tablets and mobile devices. We are focused on pursuing integrated strategies across our businesses to continue to capitalize on the transition from print to digital consumption of high-quality content. We believe that the increasing availability of high-speed Internet access, electronic readers and connected mobile devices will allow us to continue to deliver our content in a more engaging, timely and personalized manner; provide opportunities to more effectively monetize our content via strong customer relationships and more compelling and engaging advertising solutions; and reduce our physical production and distribution costs as we continue to shift to digital platforms.

Our diversified revenue base consists of recurring subscriptions, circulation copies, licensing fees, affiliate fees and direct sales, as well as the sale of advertising and sponsorships. We manage our businesses to take advantage of opportunities to share technologies and practices across geographies and businesses and bundle selected offerings to provide greater value to consumers and advertising partners. Headquartered in New York, we operate primarily in North America, Australia, and the U.K., and our content is distributed and consumed worldwide. Our North American, Australian and U.K. premium content and trusted brands include:

North America	Australia	U.K.

For the fiscal year ended June 30, 2012, we recorded combined revenue of $8,654 million, loss before income tax benefit of $2,377 million and Total Segment EBITDA of $782 million. For the six months ended December 31, 2012, we recorded combined revenue of $4,454 million, income before income tax benefit of $1,296 million and Total Segment EBITDA of $389 million. For a reconciliation of Total Segment EBITDA, a non-GAAP measure, to (loss) income before income tax benefit (expense), reported in accordance with generally accepted accounting principles (“GAAP”), see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our results of operations in recent periods have been negatively impacted by write-downs of goodwill and intangible assets in our News and Information Services segment, due largely to declines in advertising and circulation revenue, as well as restructuring charges primarily resulting from closures of some of our newspapers and organizational restructurings at others. These charges reflect the challenging environment faced by our News and Information Services segment as a result of, among other things, unfavorable economic conditions in some of our markets and adverse trends in the newspaper industry generally.

It is anticipated that, on or about the distribution date and subject to the approval of the holders of a majority of Parent’s Class B Common Stock entitled to vote, Parent will change its name to Twenty-First Century Fox, Inc. and we will assume the name News Corporation.

Our operations are organized into five reporting segments: (i) News and Information Services; (ii) Cable Network Programming (a separate segment since November 2012—see “Cable Network Programming” below); (iii) Digital Real Estate Services; (iv) Book Publishing; and (v) Other, which primarily consists of Amplify, our digital education business, and general corporate overhead expenses. We account for our 50% stake in Foxtel as an equity investment.

News and Information Services

The News and Information Services segment comprises different products and services targeting consumer and enterprise customers and includes the global product offerings of The Wall Street Journal and Barron’s publications, The Wall Street Journal Digital Network (“WSJDN”) and our suite of information services, including Dow Jones Newswires and Factiva. In addition to WSJ.com and Barrons.com, WSJDN includes MarketWatch, AllThingsD and related services. We also own, among other publications, The Australian, Herald Sun, The Daily Telegraph and The Courier Mail in Australia, The Times, The Sunday Times and The Sun in the U.K. and the New York Post in the U.S. Many of our newspapers are among the leading news brands by total circulation in their respective markets. For example, The Wall Street Journal is the leading circulation daily newspaper in the U.S., with total average print and digital circulation of 2.3 million for the six months ended September 30, 2012 based on Alliance of Audited Media (“AAM”) data. In Australia, our daily, Sunday, weekly and bi-weekly newspapers account for more than 63% of the total circulation of newspapers in Australia, and in the U.K., The Sun, The Times and The Sunday Times account for approximately one-third of all national newspaper sales. This segment also includes News America Marketing Group (“NAMG”), a leading provider of free-standing coupon inserts, in-store marketing products and digital-savings marketing solutions. NAMG’s customers include many of the largest consumer packaged goods (“CPG”) advertisers in the U.S. and Canada. The News and Information Services segment generates revenue primarily through print and digital advertising sales and through circulation and subscriptions.

Cable Network Programming

Our Cable Network Programming segment consists of FOX SPORTS Australia, Australia’s leading sports programmer based on total subscribers. FOX SPORTS Australia is focused on live national and international sports events and is distributed via long-term carriage agreements with pay-TV providers (mainly Foxtel) in Australia. FOX SPORTS Australia provides featured original and licensed premium sports content tailored to the Australian market, including live sports such as National Rugby League, the domestic football league, English Premier League, Australian and international cricket, as well as the NFL. FOX SPORTS Australia offers seven standard definition television channels, high definition versions of five of those channels, an interactive viewing application and one internet protocol (“IPTV”) channel. Its channels consist of FOX SPORTS 1, FOX SPORTS 2, FOX SPORTS 3, FOX FOOTY, FOX SPORTS NEWS, FUEL TV and SPEED. FOX SPORTS Australia’s channels provide premium compelling live broadcasts, including almost every game of the highly popular Australian Football League. FOX SPORTS Australia also operates foxsports.com.au and offers a range of interactive mobile and tablet applications. Revenues comprise primarily affiliate fees, as well as advertising sales.

Prior to November 2012, we owned a 50% interest in FOX SPORTS Australia, which we accounted for as an equity investment. In November 2012, we acquired Consolidated Media Holdings Limited (“CMH”), a media investment company that owned the remaining 50% interest in FOX SPORTS Australia. As a result of the CMH acquisition, our ownership interest in FOX SPORTS Australia increased to 100% and, accordingly, the results of FOX SPORTS Australia are included within a new Cable Network Programming segment beginning in November 2012.

Digital Real Estate Services

We own 61.6% of REA, a publicly traded company listed on ASX (ASX: REA) that is a leading digital advertising business specializing in real estate services. REA operates Australia’s largest residential property website, realestate.com.au, and Australia’s largest commercial property site, realcommercial.com.au, which have approximately 19.4 million visits each month combined based on Nielsen average monthly total traffic ratings for the six months ended December 31, 2012. REA also operates a market-leading Italian property site, casa.it, and other property sites and apps across Europe and in Hong Kong. REA’s portfolio of property sites is used by approximately 21,000 agents, with over 37 million visits per month based on Nielsen average monthly total traffic ratings for the six months ended December 31, 2012. REA generates revenue primarily through the sale of basic and premium advertising subscription packages and advertising listing upgrades to real estate agents. REA also provides unique digital advertising solutions to help real estate agents sell or rent properties and win new listings. REA increasingly generates revenue as a result of customers upgrading to premium listing services.

Book Publishing

Our HarperCollins book publishing segment is one of the largest English-language consumer publishers in the world based on global revenue, with particular strengths in general fiction, nonfiction, children’s and religious publishing, and an industry leader in digital publishing. HarperCollins includes over 60 branded publishing imprints including Avon, Harper, HarperCollins Children’s Publishers, William Morrow and Christian publishers Zondervan and Thomas Nelson, and publishes works by well-known authors such as J.R.R. Tolkien, Paulo Coelho, Rick Warren and Agatha Christie and popular titles such as The Hobbit, Goodnight Moon and To Kill a Mockingbird. HarperCollins’ active print and digital global catalog includes over 50,000 publications and approximately 100,000 SKUs, including various print and digital editions of the same title. Nearly all of our titles published in the last four years, as well as the majority of our entire catalog, are available in electronic reader and tablet formats. Our growing digital publishing business provides us opportunities to enhance our products and secure new avenues to reach our consumers, including through Amazon, Apple, Google and Barnes & Noble, and to improve our operating results.

Other

Our Other segment primarily consists of Amplify, our digital education business focused on the K-12 learning market, and general corporate overhead expenses. Amplify focuses on three areas of business: assessment and analytics; digital content and curriculum; and mobile distribution systems designed for education. Amplify Insight, Amplify’s assessment and analytics division, operates as Wireless Generation, Inc. (“Wireless Generation”), which commenced operations in 2000 and was acquired by Parent in 2010. Wireless Generation provides premium assessment and analytics services to enable real-time personalization of educational content. Through its Amplify Learning division, Amplify is creating innovative digital curricula for K-12 education designed to enhance teaching and learning in English Language Arts, Science and Math. Through its Amplify Access division, Amplify is developing an open, tablet-based education platform that integrates its existing assessment and analytics tools and services with its digital curricula, as well as third-party content and interactive applications.

Equity Investments

Foxtel

We own 50% of Foxtel, Australia’s largest pay-TV provider, which has approximately 2.3 million subscribing households in Australia, or over 30% of the country’s population (as of December 31, 2012). Foxtel’s 200-plus channel selection (which includes standard definition channels, high definition versions of some of those channels, and audio and interactive channels) provides premium and exclusive content, and a wide array of digital and mobile features not available to viewers via the three major commercial Free-To-Air (“FTA”) networks and two major government-funded broadcasters in Australia, which collectively broadcast approximately 17 main channels in most major metropolitan markets. Foxtel’s premium content includes FOX SPORTS Australia’s suite of sports channels and TV shows from HBO, FOX and Universal, among others. Foxtel also owns and operates 26 channels, including general entertainment and movie channels and sources an extensive range of movie programming through arrangements with major U.S. studios. Through innovative products such as high definition channels, the extension of pay-TV programming to mobile devices and tablets (including iPads and iPhones via FOXTEL Go), as well as IPTV, and advanced DVR and Electronic Program

Guide technology, we believe Foxtel offers subscribers a compelling alternative to FTA TV. The remaining 50% of Foxtel is owned by Telstra Corporation Limited (“Telstra”), one of Australia’s leading telecommunications companies. Foxtel generates revenue primarily through subscription revenue as well as advertising revenue.

Our Competitive Strengths

Extensive portfolio of premium content and trusted brands

We distribute high quality content through some of the world’s leading and most trusted brands. For example, our news and information products and services, including The Wall Street Journal, Barron’s, WSJDN, Factiva, Dow Jones Newswires and other sources, provide timely, premium information for their respective customer bases. Likewise the sports content offered via FOX SPORTS Australia’s channels and the content offered by our HarperCollins titles are compelling and entertaining for our customers. We distribute content via trusted brands such as The Wall Street Journal, The Australian and The Times that have cultural relevance, longevity and stature in their respective markets with audiences and advertisers alike. The nature and quality of our content as well as the strength of our brands allow us to effectively monetize our content via a combination of subscriptions, circulation, licensing fees, affiliate fees and direct sales, as well as the sale of advertising and sponsorships.

Leadership positions across most of our key businesses

We enjoy strong leadership positions across most of our key businesses, allowing us to not only effectively monetize our content but also to innovate and take advantage of opportunities to transform and grow our businesses in the digital era. The Wall Street Journal is the leading daily newspaper in the U.S. based on average print and digital circulation for the six months ended September 30, 2012. We also own leading news brands by circulation in Australia, such as Herald Sun, and the U.K., such as The Sunday Times. This position has helped us to actively transition these products for effective digital consumption and monetization through, for example, the successful implementation of digital subscriptions. NAMG is a leading provider of free-standing coupon inserts, in-store marketing products and digital-savings marketing solutions for advertisers in the U.S. and Canada. Our HarperCollins book publishing segment is one of the largest English-language consumer publishers in the world based on global revenue, with particular strengths in general fiction, nonfiction, children’s and religious publishing, and an industry leader in digital publishing. REA owns the leading residential and commercial real estate websites in Australia based on monthly site visits. Likewise, FOX SPORTS Australia and Foxtel are leaders based on total subscribers and each is leveraging digital technology to improve and expand its product offerings.

Global reach and distribution of premium content across major English-speaking markets

We create and distribute our proprietary content through print, digital and pay-TV platforms to major English-speaking markets worldwide. Our expanding global presence, as well as our large multi-platform footprint in each of these markets, allows us to produce, distribute and monetize our content in a cost-effective manner, develop new offerings, engage new audiences, and share practices and models across geographies. Our size and breadth of platforms allow us to cross-market our products across many of our customers, as well as to create more compelling product offerings via cross-branded and bundled offerings.

Ownership in the leading Australian media and sports franchises across multiple media platforms

We have an advantageous position in Australia as a result of our leading national and local presence across each of our Australian businesses. Through News Limited, we are the leader in print and digital news content in Australia based on total circulation. News Limited also owns a portfolio of leading digital properties in key categories including business, lifestyle, food and health. Through FOX SPORTS Australia, we own the largest sports programmer in Australia based on total subscribers, with seven TV sports channels and, together with

Foxtel, the rights to one of the most compelling suites of sports video programming in the country. Additionally we own foxsports.com.au, a leading general sports website in Australia, an IPTV sports channel, as well as an 89.5% equity stake in SportingPulse, one of the leading online community sports networks in the country. Combined with our Australian newspaper publications’ sports editorial content we have created one of the strongest multi-platform sports media franchises in Australia with further opportunities to increase subscription and advertising revenues through continued investment in premium sports content, increased provision of enhanced services to our audience and advertisers and further integration across our properties. Foxtel, in which we own a 50% equity stake, is the leading pay-TV provider in Australia based on total subscribers. Foxtel delivers premium news, sports and entertainment programming to consumers through its popular content packages and provides integrated advertising and sponsorship options to its advertising partners. Through significant investments in proprietary technology, Foxtel has amassed a leading portfolio of programming and developed leading traditional and digital delivery capabilities. We believe Foxtel is uniquely positioned to deliver a compelling alternative to FTA TV, thus increasing penetration and driving significant growth in Australian pay-TV. However, we can offer no assurance that any increased penetration or growth will be achieved.

History of successful innovation in and expansion across digital media platforms

Our ongoing commitment to innovation and the development of new business models and sources of revenue have resulted in numerous new businesses and growth opportunities. The combination of our size, premium content and leading market positions has been instrumental in the development of businesses such as WSJDN, REA and HarperCollins’ e-book business, among others. Other examples of our digital expansion include the launch of paid-for digital platforms across a number of our newspapers, including Herald Sun in Australia and The Times in the U.K., as well as the introduction of one of the earliest print-at-home coupon websites in the U.S. We have leveraged technology to enhance our ability to monetize our content through digital subscriptions, electronic reader products and mobile applications and to retain and attract advertisers seeking integrated digital advertising solutions. As the shift to digital consumption continues, we believe we have the vision and the expertise to utilize current and emerging technologies to provide adaptive and transformative products and create future revenue opportunities, including in our digital education business.

Strong balance sheet and diversified revenue base

Our strong balance sheet provides us with the financial flexibility to continue our development of premium content, make investments across our businesses to maintain our leadership position amidst the continuing digital evolution, allocate capital towards investments in higher growth initiatives, and take advantage of strategic opportunities, including potential acquisitions, across the range of the media categories in which we operate. In connection with the distribution, Parent is expected to make a cash contribution to us such that at the distribution date, we expect to have approximately $2,600 million of cash on hand. As of December 31, 2012, on a pro forma basis taking into consideration Parent’s expected contribution, we had combined assets of approximately $18,600 million. See “Summary Historical and Unaudited Pro Forma Combined Financial Information” and the “Unaudited Pro Forma Combined Financial Statements” for further details. We also expect to benefit from our diversified revenue base, which reduces our dependence on any one geography, business or customer, and from the cash flow generated by our portfolio of businesses. For the fiscal year ended June 30, 2012, we generated combined revenue of $8,654 million, of which approximately 41% was generated in the U.S., 20% was generated in the U.K. and 32% was generated in Australia. In the same period, we recorded a net loss of $2,040 million, primarily resulting from non-cash impairment charges.

Experienced management team with demonstrated industry expertise

We will be led by company founder and Executive Chairman, K. Rupert Murdoch, our CEO, Robert J. Thomson, and a management team with demonstrated industry expertise. The team shares a vision to capitalize on our current strengths and strategically invest in new initiatives and businesses to grow our platform and generate value for our stockholders. The management team is supported by experienced senior executives with significant tenure in our company and the industries in which we operate.

Goals and Strategies

Continue to invest in high quality premium content

We intend to continue investing in compelling content and new and existing brands to build on our leadership positions and to continually improve the quality of the platforms, products and services we deliver to our audiences and advertisers. For example, we recently enhanced our online and mobile offerings in the U.K. through the acquisition of the rights to show highlight clips for all Premier League soccer matches for three years on these platforms. We believe that these investments will allow us to grow and increase the engagement level of our audiences and improve the monetization of our content through subscription revenues, as well as increase our advertising revenues through the provision of increasingly effective marketing solutions.

Leverage our brands to expand our content across digital products and platforms

We plan to continue to take advantage of emerging technologies and consumer preferences in order to expand the channels through which we distribute our content and enhance our existing digital products, such as web sites, smartphone and tablet applications, video-on-demand services, online video, IPTV and other emerging digital technology. We are transforming each of our businesses by leveraging their powerful brands through enabling investments in new technologies, platforms and partnerships with leading distributors to deliver an enhanced value proposition to our audiences and advertisers alike. Additionally, we expect to continue to build new business models and revenue streams through exploitation of our existing content and brands as well as product innovations and strategic relationships.

Improve operating results through increased integration, focus on operational efficiencies and the continued expansion of our digital platforms

We are focused on implementing operational initiatives across all of our businesses and in each of our geographies to continue to improve our operating results. We intend to maintain cost discipline across the organization through tighter integration of technology and purchasing across our businesses, as well as enhanced sharing of new products, technology, business models and practices. For example, we have implemented a cross-platform editorial technology system, which will enable seamless content sharing across our global network of media channels (including print, digital media and video). We are also leveraging our existing paywall technology to increase content monetization across our digital businesses. We also intend to continue to simplify our organizational structure and processes while maintaining the high journalistic and content standards that our products are known for. Recent examples include: unifying our U.S. newsroom by combining Wall Street Journal and Dow Jones Newswires newsroom staff and improving our operations by consolidating newspaper warehouses and outsourcing non-strategic functions such as printing (in the U.S.) and distribution. Separately, the expansion of our businesses across digital platforms presents opportunities to continue to reduce our distribution and warehousing infrastructure and overall operational footprint.

Take advantage of our brands, content, shared technologies and expertise to continue to expand into new geographies

We see significant opportunities to expand our footprint into new geographies by taking advantage of our trusted brands, premium content and global platform. Much of our content, including business news and information as well as certain book and educational content, has a global audience outside our current core markets in the U.S., Australia and the U.K. For example, we now publish over 11 versions of The Wall Street Journal in 8 languages, including versions in China, Japan and Korea. In addition, REA, which began as a leading digital real estate site in Australia, has since expanded to operate leading sites in Hong Kong, Italy and Luxembourg. With the ongoing digitization of content creation and distribution as well as our focus on a fully integrated global infrastructure, we believe that we will be able to continue to efficiently expand into and operate our businesses in new markets across the globe.

Integrate our media offerings in Australia and strengthen our sports leadership position

We continue to focus on finding ways to integrate our diverse set of businesses and improve our organizational structure. In our Australian news business we have integrated our operations into a single, data-driven, customer-focused marketing organization and have built a collaborative, national editorial structure. At FOX SPORTS Australia, we will continue to invest in compelling sports programming and extend distribution of our content across our multiple media platforms. We plan on integrating foxsports.com.au with the digital properties of our existing Australian news sports brands and SportingPulse, a leading online community sports network, which provides unique local sports content to incorporate into our community newspaper and other digital properties. As we expand our digital presence, we expect to cross-sell advertising across multiple platforms to create stronger integrated advertising offerings.

Increasingly supplement advertising revenue with recurring subscription revenue

Many of our businesses (including Dow Jones Newswires, Factiva and FOX SPORTS Australia) generate revenues largely via recurring subscriptions for their content and services. In these businesses, we strive to grow our revenues by expanding our subscriber base. Other businesses, including The Wall Street Journal, The Times and other newspapers, generate revenues largely via the sale of advertising or a combination of subscriptions and advertising sales. Within these businesses, we are pursuing strategies to grow subscription revenues by, among other things, continuing to monetize our digital content by increasing digital subscriptions and expanding the size of our customer base through a focus on customer service, ongoing investments in subscriber management and customer insight platforms and other initiatives. As we execute on these strategies across our businesses, we expect that the revenues we generate from the sale of advertising will increasingly be supplemented by stable and growing sources of recurring subscription revenues.

Establish Amplify as the leading digital education provider for improving outcomes in K-12 education

We believe that technological innovation coupled with the movement to Common Core Standards and a desire by educators and taxpayers to deliver world-class educational services in a scaled, cost-effective manner will drive fundamental changes in the nature and delivery of education services in the coming years. We plan to take advantage of these changes and grow our education business, Amplify, by building an innovative and compelling digital curriculum for K-12 education to enhance teaching and learning in English Language Arts, Science and Math. We also aim to develop a 4G mobile tablet-based platform for students and teachers that will support our assessment tools, our digital curriculum as well as other third-party content and interactive applications. We believe Amplify will be a transformative and effective solution for the challenges facing K-12 education, and are focused on creating content as immersive and entertaining as the best films and games to drive the growth of this business. See “Risk Factors—No Assurance of Profitability of Amplify” for a discussion of risks associated with our Amplify business.

Risks Associated with the Proposed Transaction and Our Business

You should carefully consider the matters discussed under the heading “Risk Factors” of this information statement.

The Distribution

Internal Reorganization

The separation and distribution agreement will provide for the transfers of entities and related assets and liabilities so that as of the distribution Parent will retain the entities associated with Parent’s media and entertainment business and New News Corporation will retain the entities associated with the businesses comprising Parent’s newspapers, information services and integrated marketing services, digital real estate services, book publishing, digital education and sports programming and pay-TV distribution in Australia. We are currently a wholly-owned subsidiary of Parent. In connection with the distribution, Parent will undertake a series of internal reorganization transactions to facilitate the transfers of entities and the related assets and liabilities. See “The Distribution—Internal Reorganization” for further discussion.

Reasons for the Distribution

The board of directors of Parent determined that pursuit of the distribution of the businesses comprising Parent’s newspapers, information services and integrated marketing services, digital real estate services, book publishing, digital education and sports programming and pay-TV distribution in Australia is in the best interest of Parent and Parent’s stockholders. The following benefits were considered by the board of directors of Parent in determining to pursue the distribution:

•	the opportunity to allow each company to focus on and pursue distinct strategic priorities and industry-specific opportunities that would maximize each company’s long-term potential;

•	the opportunity to allow each company to benefit from greater financial and operational flexibility and better position each company to compete;

•	the opportunity to allow each company to respond and react more quickly to rapidly-evolving technology and global market opportunities;

•	the opportunity to provide investors in each company with a more targeted investment opportunity, each with different inherent values, including different financial and operational structures; and

•

the opportunity to allow each company to tailor its capital structure, allocate and deploy resources and implement compensation plans in a manner consistent with strategic objectives that best enhance value for its stockholder group.

On December 4, 2012, the board of directors of Parent authorized management to proceed with the proposed distribution, subject to the satisfaction or waiver of certain conditions and the board of directors’ ongoing consideration of the transaction and its final approval, which may not be granted.

Regulatory Approval

Prior to completing the distribution, New News Corporation must complete the necessary registration under U.S. federal securities laws and relevant Australian Corporations law requirements of New News Corporation Class A Common Stock and New News Corporation Class B Common Stock, as well as the applicable NASDAQ and ASX listing requirements for such shares. Parent will need to obtain approval under the Australian Foreign Acquisition and Takeovers Act of 1975 (“FATA”) and the Australian Government’s foreign investment policy to implement the steps necessary to effect the internal reorganization and to make the distribution. Parent will apply for the relevant approvals prior to implementing the various transaction steps.

Other than the requirements discussed above, we do not believe that any other material governmental or regulatory filings or approvals will be necessary to consummate the distribution.

Conditions

The distribution is subject to a number of conditions, including, among others:

•	the approval by the board of directors of Parent of the distribution and all related transactions (and such approval not having been withdrawn);

•	the affirmative vote of the stockholders of Parent approving certain amendments to Parent’s Restated Certificate of Incorporation;

•	Parent’s receipt of certain tax rulings and tax opinions;

•	no pending, threatened or issued order, injunction or decree by any governmental entity of competent jurisdiction or other legal restraint that would prevent the consummation of the distribution;

•

no events or developments having occurred prior to the distribution that, in the judgment of the board of directors of Parent, would result in the distribution having a material adverse effect on Parent or its stockholders;

•	Parent’s and New News Corporation’s execution of the separation and distribution agreement and all other ancillary agreements relating to the distribution;

•	Parent’s receipt of the regulatory approvals described above; and

•	no rating agency action having occurred that is likely to result in either Parent or us being downgraded below investment grade after giving effect to the distribution.

We cannot assure you that any or all of the conditions will be satisfied or waived. See “The Distribution—Conditions to the Distribution” for additional details.

No Appraisal Rights

Parent’s stockholders will not have any appraisal rights in connection with the distribution.

Corporate Information

New News Corporation was formed in Delaware on December 11, 2012. The address of New News Corporation’s principal executive offices is 1211 Avenue of the Americas, New York, New York, 10036. New News Corporation’s telephone number is 212-852-7000. New News Corporation’s corporate website will be located at [•]. The information that will be contained on our website, or that can be accessed via our website, is not part of this information statement.

QUESTIONS AND ANSWERS ABOUT THE DISTRIBUTION

What is New News Corporation and why is Parent separating New News Corporation’s business and distributing its stock?	New News Corporation is currently a wholly-owned subsidiary of Parent formed to hold the businesses comprising Parent’s newspapers, information services and integrated marketing services, digital real estate services, book publishing, digital education and sports programming and pay-TV distribution in Australia. The separation of New News Corporation from Parent and the distribution of New News Corporation common stock are intended to provide you with equity investments in two separate companies, each able to focus on its respective business. See “The Distribution—Background of the Distribution” and “The Distribution—Reasons for the Distribution.”

Why is the separation of New News Corporation structured as a distribution?	Parent believes that the distribution of New News Corporation common stock to Parent’s stockholders in a manner that is intended to be tax-free for U.S. federal income tax purposes (except for cash that stockholders receive in lieu of fractional shares) is an efficient way to separate the businesses to be held by New News Corporation and Parent’s media and entertainment businesses.

Is stockholder approval required for the distribution?	Stockholder approval of the distribution is not required. The distribution of New News Corporation Class A Common Stock or Class B Common Stock, as applicable, will be accomplished by distributing all such shares to holders of Parent’s Class A Common Stock or Class B Common Stock, as described herein. Accordingly, the distribution of shares of New News Corporation common stock will be approved by the board of directors of Parent pursuant to its authority under Parent’s Restated Certificate of Incorporation and applicable Delaware law regarding the declaration and payment of dividends.

While you are not being asked to vote on the distribution, in order to effectuate the distribution in the manner discussed in this information statement, Parent intends to amend its Restated Certificate of Incorporation, and will hold the Special Meeting in connection therewith. Parent is currently distributing a separate proxy statement to you, which will contain information regarding the Special Meeting. The distribution contemplated by this information statement assumes that certain proposals contained in the separate proxy statement will be approved by Parent’s stockholders and completion of the distribution is conditioned upon such approval.

What do stockholders need to do to participate in the distribution?	No action is required on the part of stockholders, but you are encouraged to read this entire information statement carefully. Stockholders of Parent on the record date for the distribution are not required to take any action, including making any payments in cash or exchanging or delivering their shares of Parent, to receive shares of New News Corporation. Please do not deliver your shares of Parent.

What will I receive in the distribution if I hold Parent common stock?	For every share of Parent’s Class A Common Stock that you own as of the record date, you will receive [•] share[s] of New News Corporation Class A Common Stock. For every share of Parent’s Class B Common Stock that you own as of the record date, you will receive [•] share[s] of New News Corporation Class B Common Stock. If you would be entitled to a fractional share of either New News Corporation Class A Common Stock or New News Corporation Class B Common Stock, as applicable, you will receive a check for the market value thereof. See “The Distribution” for additional details.

What will I receive in the distribution if I hold CDIs representing Parent common stock?	For every CDI representing one share of Parent’s Class A Common Stock that you own as of the record date, you will receive [•] CDI[s] representing shares of New News Corporation’s Class A Common Stock, with each such CDI representing a beneficial interest in one share of New News Corporation Class A Common Stock. For every CDI representing one share of Parent’s Class B Common Stock that you own as of the record date, you will receive [•] CDI[s] representing shares of New News Corporation’s Class B Common Stock, with each such CDI representing a beneficial interest in one share of New News Corporation Class B Common Stock. For holders of CDIs who would have otherwise been entitled to receive any fractional CDIs, the underlying shares will be sold and the sale proceeds will be converted into Australian dollars and distributed to such holders. See “CHESS Depositary Interests” and “The Distribution” for additional details.

What is the record date for the distribution?	Record ownership will be determined as of 5:00 p.m. Eastern Time on [•], 2013, which we refer to as the record date.

When will the distribution occur?	We expect that shares of New News Corporation Class A Common Stock or Class B Common Stock, as applicable, will be distributed on or about [•], 2013, which we refer to as the distribution date.

If I sell my Parent shares prior to the distribution, will I still be entitled to receive shares of New News Corporation in the distribution?	If you hold shares of Parent Class A Common Stock or Parent Class B Common Stock on the record date and decide to sell the shares prior to the distribution date, you may choose to sell such shares with or without your entitlement to receive New News Corporation Class A Common Stock or New News Corporation Class B Common Stock, as applicable. If you sell your Parent Class A Common Stock or Parent Class B Common Stock in the “regular-way” market after the record date and before the distribution, you also will be selling your right to receive shares of New News Corporation Class A Common Stock or shares of New News Corporation Class B Common Stock, as applicable, in connection with the distribution. However, if you sell your Parent Class A Common Stock or Parent Class B Common Stock in the ex-distribution market up to and including the distribution date, you will still receive the shares of our common stock that you would otherwise be entitled to receive in the distribution.

It is anticipated that trading of CDIs representing our Class A Common Stock and Class B Common Stock on ASX will commence on or shortly before the record date and continue up to and through to the distribution date, initially, on a “conditional and deferred,” and then on a “deferred” settlement basis.

You should consult your bank, broker or nominee to discuss your options and alternatives. See “The Distribution—Trading Prior to the Distribution Date” for additional details.

How will fractional shares and CDIs be treated in the distribution?	No fractional shares or CDIs will be distributed in connection with the distribution. Instead, holders will receive a cash payment equal to the value of such shares or CDIs in lieu of the fractional shares or CDIs, as applicable.

Can Parent decide to cancel the distribution even if all of the conditions have been satisfied?	Yes. Until the distribution has occurred, Parent has the right to terminate the distribution, even if all the conditions have been satisfied, if the board of directors of Parent determines that the distribution is not in the best interest of Parent and its stockholders or that market conditions or other circumstances are such that the separation of New News Corporation and Parent is no longer advisable at that time.

What are the material U.S. federal income tax consequences of the distribution?	Parent has applied for a ruling from the Internal Revenue Service (the “IRS”) to the effect that the distribution will be a tax-free transaction for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended (the “Code”), except with respect to cash paid in lieu of fractional shares. With respect to certain requirements for tax-free treatment on which the IRS will not rule, Parent expects to receive an opinion of Hogan Lovells US LLP to the effect that such requirements will be satisfied.

The tax consequences to you of the distribution depend on your individual situation. You should consult with your own tax advisor as to the specific tax consequences of the distribution to you. See “The Distribution—Material U.S. Federal Income Tax Consequences of the Distribution” for additional details.

What are the material Australian tax consequences of the distribution?	Parent has applied for a Class Ruling from the Australian Taxation Office (“ATO”) confirming that, in the circumstances of the distribution (i) no part of the distribution of New News Corporation shares will be a dividend; and (ii) the Commissioner of Taxation will not make a determination under either section 45A or 45B of the Income Tax Assessment Act (1936) to deem all or part of the distribution of New News Corporation shares to be an unfranked dividend.

The tax consequences to you of the distribution depend on your individual situation. You should consult with your own tax advisor as to the specific tax consequences of the distribution to you. See “The

Distribution—Material Australian Tax Consequences of the Distribution” for additional details.

Will the number of Parent shares I own change as a result of the distribution?	No, the number of shares of Parent Class A Common Stock or Parent Class B Common Stock that you own will not change as a result of the distribution.

Will my Parent shares continue to trade after the distribution?	Yes. It is anticipated that, on or about the distribution date and subject to the approval of the holders of a majority of Parent’s Class B Common Stock entitled to vote, Parent will change its name to Twenty-First Century Fox, Inc., and its Class A Common Stock and Class B Common Stock will continue to be listed and traded on NASDAQ, its principal market, under the symbols “[•]” and “[•],” respectively. CDIs representing Parent’s Class A Common Stock and Class B Common Stock will continue to be listed and traded on ASX under the symbols “[•]” and “[•],” respectively. See “The Distribution—Trading Prior to the Distribution Date” for additional details.

What will the price be for my New News Corporation shares and when will I be able to trade my shares?	There is no current trading market for New News Corporation common stock, although we expect that a limited market, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the distribution, and we expect “regular-way” trading of New News Corporation common stock to begin on the first trading day following the completion of the distribution. We cannot predict our trading price for our common stock prior to, on or after the distribution date. It is possible that some of Parent’s stockholders may sell our common stock received in the distribution because, among other things, our business profile or market capitalization does not fit their investment objectives or because our common stock is not included in certain indices. Until the market has analyzed fully the operations and financial characteristics of New News Corporation separate from Parent, the price of New News Corporation’s shares may fluctuate significantly. See “The Distribution—Listing and Trading of the Shares of New News Corporation” for additional details.

Are there risks associated with owning shares of New News Corporation?	Yes. New News Corporation’s business is subject to both general and specific risks and uncertainties relating to its business, including risks specific to its industry and its operation, and risks associated with its ongoing contractual relationships with Parent and others, as well as its status as a separate, publicly traded company. See “Risk Factors” for additional information.

Does New News Corporation intend to pay cash dividends?	Following the distribution, we expect to pay regular cash dividends, although the timing, declaration, amount and payment of future dividends to stockholders will fall within the discretion of our board of directors. Our board of directors cannot provide any assurances that any dividends will be declared or paid. See “Dividend Policy.”

What will be the relationship between Parent and New News Corporation following the distribution?	Parent will not own any shares of New News Corporation following the distribution. New News Corporation and Parent will enter into a separation and distribution agreement and other agreements, including with respect to matters such as transition services, employment arrangements, tax sharing and indemnification, intellectual property, and real estate, among others. Such agreements will provide a framework for New News Corporation’s relationship with Parent after the distribution, certain transition services, allocations of assets and liabilities and indemnification arrangements for certain liabilities. Following the distribution, there will be an overlap between certain senior management of Parent and New News Corporation; K. Rupert Murdoch will serve as our Executive Chairman and the Chairman and Chief Executive Officer of Parent, and Gerson Zweifach will serve as our General Counsel and as Senior Executive Vice President and Group General Counsel of Parent. For a description of these relationships, including the provisions relating to corporate opportunities in our amended and restated certificate of incorporation, see “Risk Factors—Risks Related to the Distribution,” “Our Relationship With Parent Following the Distribution,” “Management” and “Description of Capital Stock—Certain Corporate Opportunities” for additional details.

What will be the voting rights of the New News Corporation stock I receive in the distribution?	The shares of New News Corporation Class A Common Stock or Class B Common Stock that you will receive in the distribution will have the same voting rights as the respective shares of Parent Class A or Class B Common Stock that you currently hold.

As a general matter, holders of our Class B Common Stock are entitled to one vote per share on all matters on which stockholders have the right to vote. Under a limited set of circumstances, the holders of our Class A Common Stock are entitled to vote together with the holders of our Class B Common Stock. See “Description of Our Capital Stock” for a description of the circumstances in which the holders of our Class A Common Stock are entitled to vote. Other than in those circumstances described, holders of our Class A Common Stock have no right to vote.

Will there be any anti-takeover protections at New News Corporation following the distribution?	Certain provisions of our amended and restated certificate of incorporation and amended and restated by-laws may have the effect of making the acquisition of control of our company in a transaction that is not approved by our board of directors more difficult. See “Description of Our Capital Stock—Anti-Takeover Effects of Various Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws.” Additionally, certain provisions of the agreements entered into by us and Parent in connection with the distribution could discourage potential acquisition proposals. See “Risk Factors—We Might Not Be Able to Engage in Desirable Strategic Transactions and Equity Issuances Following the Distribution Because of Certain Restrictions Relating to Requirements for Tax-Free Distributions for U.S. Federal Income Tax Purposes.”

What percentage of New News Corporation shares will K. Rupert Murdoch own following the distribution?	K. Rupert Murdoch may be deemed to beneficially own in the aggregate [•]% of our Class A Common Stock and [•]% of our Class B Common Stock immediately following the distribution. See “Risk Factors—Certain Provisions of Our Certificate of Incorporation, By-laws, Tax Sharing and Indemnification Agreement, Separation and Distribution Agreement, Delaware Law and the Ownership of Our Common Stock by the Murdoch Family Trust May Discourage Takeovers and the Concentration of Ownership Will Affect the Voting Results of Matters Submitted for Stockholder Approval” for additional details on K. Rupert Murdoch’s ownership and certain effects of his ownership.

Do I have appraisal rights in connection with the distribution?	No. Holders of Parent common stock have no appraisal rights in connection with the distribution. See “The Distribution—No Appraisal Rights” for additional details.

Who is the transfer agent for New News Corporation shares?	Computershare Trust Company, N.A.

Who operates the registry for New News Corporation CDIs?	Computershare Investor Services Pty Ltd.

Where can I get more information?	If you have any questions regarding the distribution, you should contact the transfer agent at the following address and telephone number:

[•].

SUMMARY HISTORICAL AND UNAUDITED

PRO FORMA COMBINED FINANCIAL INFORMATION

The following table presents the summary historical and unaudited pro forma combined financial data for New News Corporation. The combined operating and balance sheet data included in the following table reflect our combined operations. We derived the combined operating data for the three years ended June 30, 2012, and the combined balance sheet data as of June 30, 2012, as set forth below, from our audited combined financial statements, which are included elsewhere in this information statement. We derived the combined operating data for the six months ended December 31, 2012 and 2011, and the combined balance sheet data as of December 31, 2012, from our unaudited combined financial statements, which are included elsewhere in this information statement. The unaudited combined financial statements have been prepared on the same basis as the audited combined financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth in this section.

The summary unaudited pro forma combined financial data as of and for the six months ended December 31, 2012 and the year ended June 30, 2012 have been prepared to reflect the expected impact of events directly attributable to the distribution and related transaction agreements that are factually supportable, and for the purposes of the statement of operations, are expected to have a continuing impact on us. However, such adjustments are subject to change based on finalization of the terms of the separation and distribution agreement and related agreements. The unaudited pro forma combined statement of operations data for the six months ended December 31, 2012 and the fiscal year ended June 30, 2012 reflects our results as if the distribution and related transactions described below had occurred on July 1, 2011. The unaudited pro forma combined balance sheet data as of December 31, 2012 reflects our results as if the distribution-related events described below had occurred as of such date. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information, and we believe such assumptions are reasonable under the circumstances.

The unaudited pro forma combined financial statement data presented below are not necessarily indicative of our results of operations or financial condition had the distribution and our anticipated post-distribution capital structure been completed on the dates assumed. Also, they may not reflect the results of operations or financial condition that would have resulted had we been operating as an independent, publicly traded company during such periods. In addition, they are not necessarily indicative of our future results of operations or financial condition.

You should read this summary financial data together with “Unaudited Pro Forma Combined Financial Statements,” “Capitalization,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and accompanying notes included elsewhere in this information statement.

	As of and for the six months ended December 31,				As of and for the year ended June 30,
	Pro Forma 2012		2012	2011	Pro Forma 2012		2012	2011	2010
	(in millions, except per share amounts)
Statement of Operations Data:
Revenues	$4,646		$4,454	$4,390	$9,140		$8,654	$9,095	$8,752
Income (loss) before income tax benefit (expense) (1)	159		1,296	190	(2,148)		(2,377)	961	461
Net income (loss) attributable to New News Corporation (1)	85		1,307	111	(1,888)		(2,075)	678	243
Net income (loss) per share—basic	[•	]			[•	]
Net income (loss) per share—diluted	[•	]			[•	]
Total Segment EBITDA (2)	565		389	439	1,112		782	1,213	813

Balance Sheet Data:
Cash and cash equivalents	$2,560		$741				$1,133
Total assets	18,646		16,561				13,090

(1)	Fiscal 2012 results included non-cash impairment charges of approximately $2.6 billion ($2.2 billion, net of tax).
(2)	Segment EBITDA is defined as revenues less operating expenses and selling, general, and administrative expenses. Management believes that Total Segment EBITDA is an appropriate measure for evaluating the operating performance of New News Corporation’s business segments because it is the primary measure used by New News Corporation’s chief operating decision maker to evaluate the performance of, and allocate resources within, New News Corporation’s businesses. Total Segment EBITDA provides management, investors and equity analysts a measure to analyze operating performance of each of New News Corporation’s business segments and its enterprise value against historical data and competitors’ data, although historical results may not be indicative of future results (as operating performance is highly contingent on many factors, including customer tastes and preferences). For a reconciliation of historical Total Segment EBITDA to (loss) income before income tax benefit (expense), see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following is the reconciliation of pro forma Total Segment EBITDA to pro forma income (loss) before income tax (expense) benefit.

	Pro Forma
	For the six months ended December 31, 2012	For the year ended June 30, 2012
	(in millions)
Revenues	$4,646	$9,140
Operating expenses	(2,802)	(5,432)
Selling, general and administrative expenses	(1,279)	(2,596)

Total Segment EBITDA	565	1,112
Depreciation and amortization	(258)	(493)
Impairment and restructuring charges	(177)	(2,763)
Equity earnings of affiliates	(1)	(10)
Interest, net	30	65
Other, net	—	(59)

Income (loss) before income tax (expense) benefit	$159	$(2,148)

RISK FACTORS

You should carefully consider the following risks and other information in this information statement in evaluating us and our common stock. If any of the following risks develop into actual events, it could materially and adversely affect our business, results of operations or financial condition, and could, in turn, impact the trading price of our common stock. The risk factors generally have been separated into three groups: risks related to our business, risks related to the distribution and risks related to our common stock and the securities market.

Risks Related to Our Business

A Decline in Customer Advertising Expenditures in Our Newspaper and Other Businesses Could Cause Our Revenues and Operating Results to Decline Significantly in any Given Period or in Specific Markets.

We derive substantial revenues from the sale of advertising on or in our newspapers, integrated marketing services and digital media properties. We also derive revenues from the sale of advertising on our cable channels and pay-TV programming. Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions, as well as budgeting and buying patterns. National and local economic conditions, particularly in major metropolitan markets, affect the levels of retail, national and classified newspaper advertising revenue. Changes in gross domestic product, consumer spending, auto sales, housing sales, unemployment rates, job creation and circulation levels and rates all impact demand for advertising. A decline in the economic prospects of advertisers or the economy in general could alter current or prospective advertisers’ spending priorities. Our advertising revenues in the fiscal year ended June 30, 2012 declined 5% as compared to the prior year, due in large part to lower advertising revenues at our Australian newspapers as a result of the weakening Australian economy, particularly among consumers, as well as declines at our integrated marketing services business resulting from lower in-store advertising spend by CPG manufacturers. These declines were offset, in part, by increased revenues in our Digital Real Estate Services segment. In addition to economic conditions, other factors such as consolidation across various industries may also reduce our overall advertising revenue.

Demand for our products is also a factor in determining advertising rates. For example, circulation levels for our newspapers and ratings points for our cable channels are among the factors that are weighed when determining advertising rates. In addition, newer technologies, including new downloading capabilities via the Internet, digital distribution models for books and other devices and technologies are increasing the number of media choices available to audiences. These technological developments may cause changes in consumer behavior that could affect the attractiveness of our offerings to advertisers.

In addition, the range of advertising choices across digital products and platforms and the large inventory of available digital advertising space have historically resulted in significantly lower rates for digital advertising than for print advertising. Consequently, our digital advertising revenue may not be able to replace print advertising revenue lost as a result of the shift to digital consumption. A decrease in our customers’ advertising expenditures, reduced demand for our offerings or a surplus of advertising inventory could lead to a reduction in pricing and advertising spending, which could have an adverse effect on our businesses and assets.

Advertising, Circulation and Audience Share May Continue to Decline as Consumers Migrate to Other Media Alternatives.

Our businesses face competition from other sources of news, information and entertainment content delivery, and we may be adversely affected if consumers migrate to other media alternatives. For example, advertising and circulation revenues in our News and Information Services segment have been declining, reflecting general trends in the newspaper industry, including declining newspaper buying by young people and consumers’ increasing reliance on the Internet for the delivery of news and information, often without charge. In recent years, Internet sites devoted to recruitment, automobile and real estate services have become significant competitors of our newspapers and websites for classified advertising sales. As a result, in the fiscal year ended

June 30, 2012, our advertising revenues decreased 7% and our circulation and subscription revenues decreased 8% in the News and Information Services segment as compared to the prior year. In addition, due to innovations in content distribution platforms, consumers are now more readily able to watch Internet-delivered content on television sets and mobile devices, in some cases also without charge, which could reduce consumer demand for our television programming and pay-TV services and adversely affect both our subscription revenue and advertisers’ willingness to purchase television advertising from us.

We Must Respond to Changes in Consumer Behavior as a Result of New Technologies in Order to Remain Competitive.

Technology continues to evolve rapidly, leading to alternative methods for the delivery and storage of digital content. These technological advancements have driven changes in consumer behavior and have empowered consumers to seek more control over when, where and how they consume digital content. Content owners are increasingly delivering their content directly to consumers over the Internet, often without charge, and innovations in distribution platforms have enabled consumers to view such Internet-delivered content on portable devices and televisions. There is a risk that our responses to these changes and strategies to remain competitive, including distribution of our content on a “pay” basis, may not be adopted by consumers. In addition, enhanced Internet capabilities and other new media may reduce the demand for newspapers and television viewership, which could negatively affect our revenues. The trending toward digital media may drive down the price consumers are willing to spend on our products disproportionately to the costs associated with generating content. Our failure to protect and exploit the value of our content, while responding to and developing new products and business models to take advantage of advancements in technology and the latest consumer preferences, could have a significant adverse effect on our businesses, asset values and results of operations.

The Inability to Renew Sports Programming Rights Could Cause the Revenue of Certain of Our Australian Operating Businesses to Decline Significantly in any Given Period.

The sports rights contracts between certain of our Australian operating businesses, on the one hand, and various professional sports leagues and teams, on the other, have varying duration and renewal terms. As these contracts expire, renewals on favorable terms may be sought; however, third parties may outbid the current rights holders for the rights contracts. In addition, professional sports leagues or teams may create their own networks or the renewal costs could substantially exceed the original contract cost. The loss of rights could impact the extent of the sports coverage offered by us and could adversely affect our revenues. Upon renewal, our results could be adversely affected if escalations in sports programming rights costs are unmatched by increases in subscriber and carriage fees and advertising rates.

No Assurance of Profitability of Amplify.

Many of Amplify’s newer lines of business are still under development. Accordingly, Amplify’s prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as digital education. These risks for Amplify include, but are not limited to, an evolving business model and the management of growth. Amplify must, among other things, develop a customer base for its full range of offerings, including by utilizing the existing customers associated with its assessment and analytics business, implement and successfully execute its business and marketing strategy, continue to develop and upgrade its software and content offerings, respond to competitive developments, and attract, retain and motivate qualified personnel. Since our 2010 acquisition of Wireless Generation, which comprises Amplify Insight, Amplify’s assessment and analytics business, and the initiation of our development of the broader business initiatives of Amplify, our digital education business has recorded a cumulative loss before income taxes of approximately $160 million through December 31, 2012. The portion of this loss recognized in the six months ended December 31, 2012 was approximately $60 million and we estimate a total loss before income taxes for the year ended June 30, 2013 of approximately $180 million. Significant expenses associated with Amplify’s businesses include salaries, employee benefits and other routine overhead associated with product development. There can be no assurance that Amplify will be successful in addressing these risks or in achieving these goals, and the failure to do so could have a material adverse effect on Amplify’s business, prospects, financial condition and results of operations.

We May Make Strategic Acquisitions That Could Introduce Significant Risks and Uncertainties.

In order to position our business to take advantage of growth opportunities, we may make strategic acquisitions that involve significant risks and uncertainties. These risks and uncertainties include, among others: (1) the difficulty in integrating newly acquired businesses and operations in an efficient and effective manner, (2) the challenges in achieving strategic objectives, cost savings and other anticipated benefits, (3) the potential loss of key employees of the acquired businesses, (4) the risk of diverting the attention of our senior management from our operations, (5) the risks associated with integrating financial reporting and internal control systems, (6) the difficulties in expanding information technology systems and other business processes to accommodate the acquired businesses, (7) potential future impairments of goodwill associated with the acquired business and (8) in some cases, increased regulation. If an acquired business fails to operate as anticipated or cannot be successfully integrated with our existing business, our business, results of operations and financial condition could be adversely affected.

Global Economic Conditions May Have a Continuing Adverse Effect on Our Business.

The United States and global economies have undergone a period of economic uncertainty, which caused, among other things, a general tightening in the credit markets, limited access to the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, lower consumer and business spending and lower consumer net worth. The resulting pressure on the labor and retail markets and the downturn in consumer confidence weakened the economic climate in certain markets in which we do business and has had and may continue to have an adverse effect on our business, results of operations, financial condition and liquidity. A continued decline in these economic conditions could further impact our business, reduce our advertising and other revenues and negatively impact the performance of our newspapers, books, television operations and other consumer products. These conditions could also impair the ability of those with whom we do business to satisfy their obligations to us. Additionally, we will have a greater proportional exposure to certain Australian business risks, including specific Australian legal and regulatory risks, consumer preferences and competition because we will hold substantially all of Parent’s former Australian assets and those Australian assets will represent a greater proportion of our total assets than of Parent’s former total assets. As a result, our results of operations may be adversely affected by negative developments in the Australian market. Although we believe that our post-distribution capitalization, operating cash flow and current access to capital and credit markets will give us the ability to meet our financial needs for the foreseeable future, there can be no assurance that continued or increased volatility and disruption in the global capital and credit markets will not impair our liquidity or increase our cost of borrowing.

We Do Not Have the Right to Manage Foxtel, Which Means We Are Not Able to Cause Foxtel to Operate or Make Corporate Decisions in a Manner that is Favorable to Us.

We do not have the right to manage the business or affairs of Foxtel. While our rights include the right to appoint one-half of the board of directors of Foxtel, we are not able to cause management or the board of directors to take any specific actions on our behalf, including with regards to declaring and paying dividends.

We Face Investigations Regarding Allegations of Phone Hacking, Illegal Data Access, Inappropriate Payments to Public Officials and Other Related Matters and Related Civil Lawsuits.

U.K. and U.S. regulators and governmental authorities are conducting investigations relating to phone hacking, illegal data access and inappropriate payments to public officials at our former publication, The News of the World, and at The Sun, and related matters, which we refer to as the U.K. Newspaper Matters. We, together with Parent, are cooperating with these investigations.

We have admitted liability in many civil cases related to the phone hacking allegations and have settled many cases. While additional civil lawsuits may be filed, we have also announced a private compensation scheme under which parties can pursue claims against us, and until April 8, 2013, additional civil claims may be brought under the compensation scheme.

We are not able to predict the ultimate outcome or cost of the civil claims or criminal matters. From July 1, 2010, through December 31, 2012, we incurred aggregate legal and professional fees related to the U.K. Newspaper Matters of $250 million and paid $25 million to claimants for civil settlements. In addition, as of December 31, 2012, we have provided for our best estimate of the liability for the claims that have been filed and costs incurred and have accrued approximately $70 million. We and Parent will agree in the separation and distribution agreement that Parent will indemnify us for payments made after the distribution date arising out of civil claims and investigations relating to the U.K. Newspaper Matters, subject to our compliance with certain agreements regarding Parent’s control over the civil U.K. Newspaper Matters and our consenting to settlements proposed by Parent, as well as legal and professional fees and expenses paid in connection with the criminal matters. The legal and professional fees and expenses and payments for settlements that we have incurred to date were in connection with the civil claims and investigations and criminal matters, and we generally will be indemnified by Parent for such costs that are paid after the distribution date. However, violations of law may result in criminal fines or penalties for which we will not be indemnified by Parent. It is possible that these proceedings and any adverse resolution thereof, including any fines or other penalties associated with any plea, judgment or similar result for which we will not be indemnified, could damage our reputation, impair our ability to conduct our business and adversely affect our results of operations and financial condition. See “Business—Legal Proceedings” and “Our Relationship with Parent Following the Distribution—Mutual Releases and Indemnification” for additional information.

Our Business Could Be Adversely Impacted by Changes in Governmental Policy and Regulation.

Various aspects of our activities are subject to regulation in numerous jurisdictions around the world, and the introduction of new laws and regulations in countries where our products and services are produced or distributed (and changes in the enforcement of existing laws and regulations in those countries) could have a negative impact on our interests.

For example, our Australian operating businesses may be adversely affected by changes in government policy, regulation or legislation, or the application or enforcement thereof, applying to companies in the Australian media industry or to Australian companies in general. This includes:

•

anti-siphoning legislation which currently prevents pay-TV providers such as Foxtel from acquiring rights to televise certain listed events (for example, the Olympic Games and certain Australian Rules football and cricket matches) unless:

–	national and commercial television broadcasters have not obtained these rights 12 weeks before the start of the event;

–	the rights to televise are also held by commercial television licensees who have rights to televise the event to more than 50% of the Australian population; or

–	the rights to televise are also held by one of Australia’s two major government-funded broadcasters; and

•

legislation such as the Broadcasting Services Act that regulates ownership interests and control of Australian media organizations. Such legislation may have an impact on our ownership structure and operations and may restrict our ability to take advantage of acquisition or investment opportunities. For example, current media diversity rules would prevent us from exercising control of a commercial television broadcasting license, a commercial radio license and a newspaper in the same license area.

On April 30, 2012, the Minister for Broadband, Communications and Digital Economy released the Final Report of a comprehensive review of Australia’s communications and media regulation referred to as the Convergence Review. In March 2013, legislation was passed in response to the Convergence Review that, among other things, reduced the license fees payable by FTA networks. Certain other legislative changes that would have had a significant impact on the way we operate our business and which would have limited our ability to acquire new businesses were proposed by the Australian Government, but withdrawn without becoming law. However, there is a risk that the Australian Government could seek to reintroduce these proposed laws or to introduce other regulation in response to the Convergence Review, and the passage of any such regulation could adversely impact our Australian businesses.

In addition, our newspaper businesses in the U.K. are likely to be subject to greater regulation and oversight following the implementation of recommendations of the Leveson inquiry into the U.K. press, which was established by Prime Minister David Cameron in mid-2011. The inquiry was triggered by allegations of illegal voicemail interception at our former publication, The News of the World. Lord Justice Leveson, Chairman of the Inquiry, has concluded the first part of the inquiry and published a report in late November 2012 containing various recommendations for greater regulation and oversight of the U.K. press. In response, the U.K. Government has proposed establishing a regulatory body to oversee the U.K. press, a majority of the members of which would be independent of the industry. If adopted, a new regulatory regime may impose burdens on the print media in the U.K. that represent competitive disadvantages versus other forms of media and may increase the costs of compliance.

Changes in Educational Funding.

Our U.S. educational businesses may be adversely affected by changes in state educational funding as a result of changes in legislation, both at the federal and state level, changes in the state procurement process and changes in the condition of the local, state or U.S. economy. Future changes in federal funding and the state and local tax base could create an unfavorable environment, leading to budget issues resulting in a decrease in educational funding.

We Could Suffer Losses Due to Asset Impairment and Restructuring Charges.

As a result of adverse developments in our industry and challenging economic and market conditions, we may recognize impairment charges for write-downs of goodwill and intangible assets, as well as restructuring charges relating to the reorganization of our businesses, which negatively impact our financial results. In accordance with GAAP, we perform an annual impairment assessment of our recorded goodwill and indefinite-lived intangible assets, including newspaper mastheads and distribution networks, during the fourth quarter of each fiscal year. As a result of the fiscal 2012 annual impairment review performed, we recorded non-cash impairment charges of approximately $2.6 billion ($2.2 billion, net of tax) during the fiscal year ended June 30, 2012. The charges consisted of a write-down of goodwill of $1.3 billion and a write-down of indefinite-lived intangible assets of $1.3 billion. These charges were due in large part to adverse trends affecting our News and Information Services segment, including secular declines in the economic environment in Australia. In response to these challenging conditions we are reorganizing our Australian newspaper businesses, and we recognized $177 million of restructuring charges in the six months ended December 31, 2012, a significant portion of which resulted from our restructuring activities in Australia.

We continually evaluate whether current factors or indicators, such as the prevailing conditions in the capital markets or the economy generally, require the performance of an interim impairment assessment of those assets, as well as other investments and other long-lived assets, or require us to engage in any additional business restructurings to address these conditions. Any significant shortfall, now or in the future, in advertising revenue and/or the expected popularity of the programming for which we have acquired rights could lead to a downward revision in the fair value of certain reporting units. The News and Information Services and Other segments have reporting units with approximately $2.2 billion in goodwill as of June 30, 2012 that continues to be at risk for future impairment and with fair values that exceeded their carrying values by less than 10%. During the six months ended December 31, 2012, goodwill increased by approximately $1 billion as a result of the acquisition of CMH. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies” for an analysis of the sensitivity of the fair value of goodwill and intangible assets to changes in key assumptions. A downward revision in the fair value of a reporting unit, indefinite-lived intangible assets, investments or long-lived assets could result in an impairment and a non-cash charge would be required. Any such charge could be material to our reported results of operations. We may also incur additional restructuring charges in the future if we are required to further realign our resources in response to significant shortfalls in revenue or other adverse trends.

Newsprint Prices May Continue to Be Volatile and Difficult to Predict and Control.

Newsprint is one of the largest expenses of our publishing units. During the six months ended December 31, 2012, our average cost per ton of newsprint was approximately 5% higher than our historical average annual cost per ton over the past five fiscal years. The price of newsprint has historically been volatile and the consolidation of newsprint mills over the years has reduced the number of suppliers, which has led to increases in newsprint prices. Failure to maintain our current consumption levels, further supplier consolidation or the inability to maintain our existing relationships with our newsprint suppliers could adversely impact newsprint prices in the future.

We Rely on Network and Information Systems and Other Technology That May Be Subject to Disruption or Misuse, Which Could Result in Improper Disclosure of Personal Data or Confidential Information as well as Increased Costs or Loss of Revenue.

Network and information systems and other technologies, including those related to our network management, are important to our business activities. Network and information systems-related events, such as computer hackings, computer viruses, worms or other destructive or disruptive software, process breakdowns, denial of service attacks, malicious social engineering or other malicious activities, or any combination of the foregoing, could result in a disruption of our services or improper disclosure of personal data or confidential information. Improper disclosure of such information could harm our reputation, require us to expend resources to remedy such a security breach or subject us to liability under laws that protect personal data, resulting in increased costs or loss of revenue.

Technological Developments May Increase the Threat of Content Piracy and Limit Our Ability to Protect Intellectual Property Rights.

We seek to limit the threat of content piracy; however, policing unauthorized use of our products and services and related intellectual property is often difficult and the steps taken by us may not in every case prevent the infringement by unauthorized third parties. Developments in technology increase the threat of content piracy by making it easier to duplicate and widely distribute pirated material. We have taken, and will continue to take, a variety of actions to combat piracy, both individually and, in some instances, together with industry associations. However, protection of our intellectual property rights is dependent on the scope and duration of our rights as defined by applicable laws in the U.S. and abroad and the manner in which those laws are construed. If those laws are drafted or interpreted in ways that limit the extent or duration of our rights, or if existing laws are changed, our ability to generate revenue from intellectual property may decrease, or the cost of obtaining and maintaining rights may increase. There can be no assurance that our efforts to enforce our rights and protect our products, services and intellectual property will be successful in preventing content piracy.

Our Business Relies on Certain Intellectual Property and Brands.

Our businesses rely on a combination of trademarks, trade names, copyrights, and other proprietary rights, as well as contractual arrangements, including licenses, to establish and protect our intellectual property and brand names. We believe our proprietary trademarks and other intellectual property rights are important to our continued success and our competitive position. Any impairment of any such intellectual property or brands could adversely impact the results of our operations or financial condition.

Fluctuations in Foreign Exchange Rates Could Have an Adverse Effect on Our Results of Operations.

We have significant operations in a number of foreign jurisdictions and certain of our operations are conducted in foreign currencies. The value of these currencies fluctuates relative to the U.S. dollar. As a result, we are exposed to exchange rate fluctuations, which could have an adverse effect on our results of operations in a given period or in specific markets.

Labor Disputes May Have an Adverse Effect on Our Business.

In a variety of our businesses, we engage the services of employees who are subject to collective bargaining agreements. If we are unable to renew expiring collective bargaining agreements, it is possible that the affected unions could take action in the form of strikes or work stoppages. Such actions, as well as higher costs in connection with these collective bargaining agreements or a significant labor dispute, could have an adverse effect on our business by causing delays in production or by reducing profit margins.

Risks Related to the Distribution

If the Distribution, Together with Certain Related Transactions, Were Ultimately Determined to be Taxable Transactions for U.S. Federal Income Tax Purposes, then We, Parent and Our Stockholders Could Be Subject to Significant Tax Liability.

The distribution is conditioned upon a private letter ruling from the IRS substantially to the effect that, among other things, the distribution of our Class A Common Stock and Class B Common Stock qualifies as tax-free under Sections 368 and 355 of the Code except for cash received in lieu of fractional shares of our stock, as well as upon Parent receiving an opinion from the law firm of Hogan Lovells US LLP confirming the tax-free status of the distribution for U.S. federal income tax purposes, including confirming the satisfaction of the requirements under Section 368 and 355 of the Code not specifically addressed in the IRS private letter ruling. The opinion of Hogan Lovells US LLP will not be binding on the IRS or the courts, and there is no assurance that the IRS or a court will not take a contrary position.

The private letter ruling and the opinion will rely on certain facts and assumptions, and certain representations from us and Parent regarding the past and future conduct of our respective businesses and other matters. Notwithstanding the receipt of the private letter ruling and the opinion, the IRS could determine on audit that the distribution or the internal transactions should be treated as taxable transactions if it determines that any of these facts, assumptions, representations or undertakings is not correct or has been violated, or that the distribution or the internal transactions should be taxable for other reasons, including as a result of a significant change in stock or asset ownership after the distribution. If the distribution ultimately is determined to be taxable, the distribution could be treated as a taxable dividend or capital gain for U.S. federal income tax purposes, and U.S. stockholders and certain non-U.S. stockholders could incur significant U.S. federal income tax liabilities as described under “Material U.S. Federal Income Tax Consequences of the Distribution.” In addition, if the internal reorganization and/or the distribution is ultimately determined to be taxable, Parent would recognize gains on the internal reorganization and/or recognize gain in an amount equal to the excess of the fair market value of shares of our common stock distributed to Parent’s stockholders on the distribution date over Parent’s tax basis in such shares of our common stock.

In addition, under the terms of the tax sharing and indemnification agreement that we intend to enter into in connection with the distribution, we would, in certain circumstances, be responsible for all taxes, including interest and penalties, imposed on Parent as a result of actions taken by us or any of our subsidiaries after the distribution. Specifically, in the event that the distribution or the internal transactions intended not to be subject to tax were determined to be subject to tax and such determination was the result of certain actions taken, or omitted to be taken, after the distribution by us or any of our subsidiaries and such actions (1) were inconsistent with any representation or covenant made in connection with the private letter ruling or opinion of Hogan Lovells US LLP, (2) violated any representation or covenant made in the tax sharing and indemnification agreement, or (3) we or any of our subsidiaries know or reasonably should expect, after consultation with our advisors, may result in any such determination, we will be responsible for any taxes imposed on Parent as a result of such determination.

If the ATO Forms the View that All or Part of the Distribution Should be Treated as an Unfranked Dividend Under Australian Taxation Law, Then Parent and the Australian Resident Stockholders Could be Subject to a Significant Tax Liability.

Parent has requested a Class Ruling from the ATO confirming that (1) no part of the distribution of our Class A Common Stock and Class B Common Stock will be a dividend, and (2) the Commissioner of Taxation will not make a determination to deem all or part of the distribution to be an unfranked dividend.

The Class Ruling will be based upon certain facts and assumptions regarding past and future conduct of our respective businesses. If the ATO considers that the information provided in the application for the Class Ruling was not correct, or omitted relevant information, in respect of a material fact or assumption, then the ATO may take the view that it is not bound by the view of the law expressed in the Class Ruling. In those circumstances, or if the ATO refuses to issue the Class Ruling, all or part of the distribution could be taken to be an unfranked dividend, the amount of which would be required to be included in the assessable income of Australian resident holders of Parent common stock or CDIs.

We Could Be Liable for Income Taxes Owed by Parent.

Each member of the Parent consolidated group, which includes Parent, our company and Parent’s other subsidiaries, is jointly and severally liable for the U.S. federal income tax liability of each other member of the consolidated group. Consequently, we could be liable in the event any such liability is incurred, and not discharged, by any other member of the Parent consolidated group. The tax sharing and indemnification agreement will require Parent to indemnify us for any such liability. Disputes or assessments could arise during future audits by the IRS in amounts that we cannot quantify.

We Might Not Be Able to Engage in Desirable Strategic Transactions and Equity Issuances Following the Distribution Because of Certain Restrictions Relating to Requirements for Tax-Free Distributions for U.S. Federal Income Tax Purposes.

Our ability to engage in significant strategic transactions and equity issuances may be limited or restricted after the distribution in order to preserve, for U.S. federal income tax purposes, the tax-free nature of the distribution by Parent. Even if the distribution otherwise qualifies for tax-free treatment under Section 355 of the Code, it may result in corporate level taxable gain to Parent under Section 355(e) of the Code if 50% or more, by vote or value, of shares of our stock or Parent’s stock are acquired or issued as part of a plan or series of related transactions that includes the distribution.

To preserve the tax-free treatment to Parent of the distribution and the internal transactions in connection with the distribution for U.S. federal income tax purposes, under the tax sharing and indemnification agreement that we will enter into with Parent, we will be prohibited from taking or failing to take certain actions that may prevent the distribution and related transactions from being tax-free for U.S. federal income tax purposes. Further, for the two-year period following the distribution, without obtaining the consent of Parent, we may be prohibited from:

•	approving or allowing any transaction that results in a change in ownership of more than a specified percentage of our common stock,

•	a merger,

•	a redemption of equity securities,

•	a sale or other disposition of certain businesses or a specified percentage of our assets,

•	an acquisition of a business or assets with equity securities to the extent one or more persons would acquire in excess of a specified percentage of our common stock, or

•	amending our organizational documents or taking any other action through stockholder vote or otherwise that affects the relative economic or voting rights of our outstanding stock.

These restrictions may limit our ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of our business. Moreover, the tax sharing and indemnification agreement will also provide that we are responsible for any taxes imposed on Parent or any of its affiliates as a result of the failure of the distribution or the internal transactions to qualify for favorable treatment under the Code if such failure is attributable to certain actions taken after the distribution by or in respect of us, any of our affiliates or our stockholders.

The Separation and Distribution Agreement May Restrict Us From Acquiring or Owning Certain Types of Assets in the U.S.

The Federal Communications Commission (“FCC”) has promulgated certain rules and regulations that limit the ownership of radio and television broadcast stations, television broadcast networks and newspapers (the “Broadcast Ownership Rules”) and place commercial restrictions on a cable network programmer in which a cable television operator holds an ownership interest (the “Program Access Rules”). Under the FCC’s rules for determining ownership of the media assets described above, the Murdoch Family Trust’s ownership interest in both Parent and us following the distribution would generally result in each company’s businesses and assets being attributable to the Murdoch Family Trust for purposes of determining compliance with the Broadcast Ownership Rules and the Program Access Rules. Consequently, our future conduct, including our acquisition of any newspapers in the same local markets in which Parent owns or operates television stations or our acquisition of an ownership interest in a cable operator, may affect Parent’s ability to own and operate its television stations or otherwise comply with the Broadcast Ownership Rules, or may subject Parent to the Program Access Rules. Therefore, we and Parent will agree in the separation and distribution agreement that if we acquire, after the distribution date, newspapers, radio or television broadcast stations or television broadcast networks in the U.S. and such acquisition would impede or be reasonably likely to impede Parent’s business, then we will be required to take certain actions, including divesting assets, in order to permit Parent to hold its media interests and to comply with such rules. In addition, we will be prohibited from acquiring an interest in a multichannel video programming distributor, including a cable television operator, if such acquisition would subject Parent to the Program Access Rules to which it is not then subject. This agreement will effectively limit the activities or strategic business alternatives available to us if such activities or strategic business alternatives implicate the Broadcast Ownership Rules or Program Access Rules and would impede or be reasonably likely to impede Parent’s business.

The Indemnification Arrangements We Enter Into With Parent in Connection With the Distribution May Require Us to Divert Cash to Satisfy Indemnification Obligations to Parent.

Pursuant to the separation and distribution agreement and certain other related agreements, Parent will agree to indemnify us for certain liabilities and we will agree to indemnify Parent for certain liabilities, as discussed further in the section entitled “Our Relationship With Parent Following the Distribution.” As a result, we could be required, under certain circumstances, to indemnify Parent and its affiliates against certain liabilities to the extent such liabilities result from an action we or our affiliates take or from any breach of our or our affiliates’ representations, covenants or obligations under the separation and distribution agreement, tax sharing and indemnification agreement or any other agreement we enter into in connection with the distribution.

Certain Agreements That We Enter Into With Parent in Connection With the Distribution May Limit Our Ability to Take Certain Actions With Respect to the Civil U.K. Newspaper Matters.

Under the terms of the separation and distribution agreement, in consideration for Parent’s agreement to certain indemnification arrangements, we will agree that Parent will have the right to control our defense of civil claims relating to the U.K. Newspaper Matters. In exercising its rights to control the defense of the civil claims relating to the U.K. Newspaper Matters, Parent may be guided by interests that are different than or adverse to our interests and the interests of our stockholders and advocate strategies that our management would not otherwise adopt. Furthermore, if we fail to comply with these control arrangements or do not consent to settlements with respect to such matters proposed by Parent, we have agreed with Parent that we will, at Parent’s discretion, forego any indemnification with regard to such or all of these matters. Our inability to take actions with respect to these civil matters without Parent’s consent or our adoption of strategies advocated by Parent could damage our reputation or impair our ability to conduct our business while our taking any such action without Parent’s consent in breach of our agreements could increase our liability exposure with regard to such matters and adversely affect our results of operations and financial condition. See “Business—Legal Proceedings” and “Our Relationship with Parent Following the Distribution—Mutual Releases and Indemnification” for additional information.

There Can Be No Assurance That We Will Have Access to the Capital Markets on Terms Acceptable to Us.

From time to time we may need to access the long-term and short-term capital markets to obtain financing. Although we believe that the sources of capital in place at the time of the distribution will permit us to finance our operations for the foreseeable future on acceptable terms and conditions, our access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors, including, but not limited to: (1) our financial performance, (2) our credit ratings or absence of a credit rating, (3) the liquidity of the overall capital markets and (4) the state of the economy. There can be no assurance, particularly as a new company that currently has no credit rating, that we will have access to the capital markets on terms acceptable to us.

We May be Unable to Achieve Some or All of the Benefits That We Expect to Achieve as an Independent, Publicly-Traded Company.

By separating from Parent there is a risk that we may be more susceptible to market fluctuations and other adverse events than we would have otherwise been while we were still a part of Parent. As part of Parent, we were able to enjoy certain benefits from Parent’s operating diversity and access to capital for investments, which benefits will no longer be available to us after we separate from Parent.

As an independent, publicly-traded company, we believe that our businesses will benefit from, among other things, sharpened focus on the financial and operational resources of our specific business, allowing our management to design and implement a capital structure, corporate strategies and policies that are based primarily on the business characteristics and strategic opportunities of our businesses. We anticipate this will allow us to respond more effectively to industry dynamics and to allow us to create effective incentives for our management and employees that are more closely tied to our business performance. However, we may not be able to achieve some or all of the expected benefits. Additionally, completion of the distribution will require a significant amount of our management’s time and effort, which may divert attention from operating and growing our business. If we fail to achieve some or all of the benefits in the time we expect, our business, financial condition and results of operations could be materially and adversely affected.

We Have No Operating History as an Independent, Publicly-Traded Company, and Our Historical and Pro Forma Financial Statements Are Not Necessarily Representative of the Results We Would Have Achieved as an Independent, Publicly-Traded Company and May Not Be Reliable Indicators of Our Future Results.

The historical and pro forma financial statements included in this information statement do not necessarily reflect the results of operations, cash flows and financial condition that we would have achieved as an independent, publicly-traded company during the periods presented or those that we will achieve in the future, primarily as a result of the following factors:

•

Historically, our working capital requirements and capital for our general corporate purposes, including acquisitions and capital expenditures, have been provided by Parent to the extent we did not generate sufficient cash flows to cover our cash requirements. Parent has historically managed and retained cash we have generated. Following completion of the distribution, Parent will not be providing us with funds to finance our working capital or other cash requirements. Without the opportunity to obtain capital from Parent, we may need to access capital markets and there is no guarantee that capital will be available to us or available on terms that are as favorable as those we could have obtained when we were part of Parent.

•

Prior to the distribution, our business was operated by Parent as part of its broader corporate organization, rather than as an independent company. Parent has historically performed various corporate functions for us, including, but not limited to, tax administration, treasury activities, accounting, legal, ethics and compliance program administration, investor and public relations, certain governance functions (including internal audit) and external reporting. Our historical and pro forma financial statements reflect allocations of corporate expenses from Parent for these and similar functions. These allocations may be more or less than the comparable expenses we would have incurred had we operated as an independent, publicly traded company.

•

Other significant changes may occur in our cost structure, management, financing, business operations, personnel needs, tax and structure as a result of our operation as a company separate from Parent. We benefited from Parent’s operating diversity, size and purchasing power, and we will lose such benefits as an independent company. Additionally, we will be entering into transactions with Parent that did not exist prior to the distribution.

Our Accounting and Other Management Systems and Resources May Not be Adequately Prepared to Meet the Financial Reporting and Other Requirements to Which We Will Be Subject Following the Distribution. If We Are Unable to Achieve and Maintain Effective Internal Controls, Our Results of Operations, Cash Flows and Financial Condition Could Be Materially Adversely Affected.

Our financial results previously were included within the consolidated results of Parent, and we believe that our reporting and control systems were appropriate for those of subsidiaries of a public company. However, we were not directly subject to the reporting and other requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result of the distribution, we will be directly subject to reporting and other obligations under the Exchange Act. Beginning with our annual report on Form 10-K for the fiscal year ending June 30, 2014, we will be required to comply with Section 404 of the Sarbanes Oxley Act of 2002, which will require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm. These reporting and other obligations will place significant demands on our management and administrative and operational resources, including accounting resources. To comply with these requirements, we may need to upgrade our systems, including information technology, and implement additional financial and management controls, reporting systems and procedures. We expect to incur additional annual expenses related to these steps, and those expenses may be significant. If we are unable to upgrade our financial and management controls, reporting systems, information technology systems and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Until the Distribution Occurs, Parent Has the Sole Discretion to Change the Terms of the Distribution.

Until the distribution occurs, Parent will have the sole and absolute discretion to determine and change the terms of the distribution, including the establishment of the record date and distribution date. These changes could be unfavorable to us. In addition, Parent may decide at any time not to proceed with the distribution.

After the Distribution, Certain of Our Directors and Officers May Have Actual or Potential Conflicts of Interest Because of Their Equity Ownership in Parent, and Certain of Our Officers and Directors May Have Actual or Potential Conflicts of Interest Because They Also Serve as Officers and/or on the Board of Directors of Parent, Which May Result in the Diversion of Corporate Opportunities to Parent.

Following the distribution, certain of our directors and executive officers may own shares of Parent’s common stock, and the individual holdings may be significant for some of these individuals compared to their total assets. In addition, following the distribution, certain of our officers and directors will also serve as officers and/or as directors of Parent, including K. Rupert Murdoch, who will serve as our Executive Chairman and the Chairman and Chief Executive Officer of Parent, and Gerson Zweifach, who will serve as our General Counsel and as Senior Executive Vice President and Group General Counsel of Parent. This ownership or service to both companies may create, or may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for Parent and us. For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between Parent and us regarding the terms of the agreements governing the internal reorganization, the distribution and the relationship thereafter between the companies, including with respect to the indemnification of certain matters. In addition to any other arrangements that we and Parent may agree to implement, we and Parent will agree that officers and directors who serve at both companies will recuse themselves from decisions where conflicts arise due to their positions at both companies. See “Procedures for Approval of Related Person Transactions” for a discussion of certain procedures we will institute with regard to such matters.

Our amended and restated certificate of incorporation will acknowledge that our directors and officers, as well as certain of our stockholders, including K. Rupert Murdoch, certain members of his family and certain family trusts (so long as such persons continue to own, in the aggregate, 10% or more of the voting stock of each of Parent and us), each of which we refer to as a covered stockholder, are or may become stockholders, directors, officers, employees or agents of Parent and certain of its affiliates. Our amended and restated certificate of incorporation will provide that any such overlapping person will not be liable to us, or to any of our stockholders, for breach of any fiduciary duty that would otherwise exist because such individual directs a corporate opportunity (other than certain limited types of restricted business opportunities set forth in our amended and restated certificate of incorporation) to Parent instead of us. As Parent will not have a similar provision regarding corporate opportunities in its certificate of incorporation, the provisions in our amended and restated certificate of incorporation could result in an overlapping person submitting any corporate opportunities other than restricted business opportunities to Parent instead of us. See “Description of Our Capital Stock—Certain Corporate Opportunities.”

Risks Related to Our Common Stock and the Securities Market

There Is No Existing Market for Our Common Stock, and a Trading Market That Will Provide You with Adequate Liquidity May Not Develop for Our Common Stock. In Addition, Once Our Common Stock Begins Trading, the Market Price of Our Shares May Fluctuate Significantly.

There is currently no public market for our common stock. It is anticipated that on or prior to the record date for the distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue up to and through the distribution date. However, there can be no assurance that an active trading market for our common stock will develop as a result of the distribution or be sustained in the future. The lack of an active trading market may make it more difficult for you to sell our shares and could lead to our share price being depressed or more volatile.

We cannot predict the prices at which our common stock may trade after the distribution. The market price of our common stock may fluctuate significantly, depending upon many factors, some of which may be beyond our control, including: (1) a shift in our investor base; (2) our quarterly or annual earnings, or those of other companies in our industry; (3) actual or anticipated fluctuations in our operating results; (4) success or failure of our business strategy; (5) our ability to obtain financing as needed; (6) changes in accounting standards, policies, guidance, interpretations or principles; (7) changes in laws and regulations affecting our business; (8) announcements by us or our competitors of significant new business developments or customers; (9) announcements by us or our competitors of significant acquisitions or dispositions; (10) the failure of securities analysts to cover our common stock after the distribution; (11) changes in earnings estimates by securities analysts or our ability to meet our earnings guidance; (12) the operating and stock price performance of other comparable companies; (13) results from material litigation or governmental investigations; (14) changes in capital gains taxes and taxes on dividends affecting stockholders; and (15) overall market fluctuations and general economic conditions.

Furthermore, our business profile and our market capitalization may not fit the investment objectives of many of Parent’s stockholders and, as a result, these stockholders may sell our shares after the distribution. See “—Substantial Sales of Common Stock May Occur in Connection with This Distribution, Which Could Cause Our Stock Price to Decline.”

Substantial Sales of Common Stock May Occur in Connection with This Distribution, Which Could Cause Our Stock Price to Decline.

The shares of our common stock that Parent distributes to its stockholders generally may be sold immediately in the public market. Although we have no actual knowledge of any plan or intention on the part of any significant stockholders of Parent to sell our common stock on or after the record date, it is possible that some of Parent’s stockholders will sell our common stock received in the distribution for reasons such as our business profile or market capitalization as an independent company not fitting their investment objectives or because our common stock is not included in certain indices after the distribution. The sales of significant amounts of our common stock or the perception in the market that this will occur may result in the lowering of the market price of our common stock.

Certain Provisions of Our Certificate of Incorporation, By-laws, Tax Sharing and Indemnification Agreement, Separation and Distribution Agreement, Delaware Law and the Ownership of Our Common Stock by the Murdoch Family Trust May Discourage Takeovers and the Concentration of Ownership Will Affect the Voting Results of Matters Submitted for Stockholder Approval.

Our amended and restated certificate of incorporation and amended and restated by-laws will contain certain anti-takeover provisions that may make more difficult or expensive a tender offer, change in control, or takeover attempt that is opposed by our board of directors or certain stockholders holding a significant percentage of the voting power of our outstanding voting stock. Our equity capital and governance structure is designed to mirror Parent’s existing capital and governance structure to the maximum extent applicable. In particular, our amended and restated certificate of incorporation and amended and restated by-laws provide for, among other things:

•	a dual class common equity capital structure;

•	stockholders to remove directors only for cause;

•	a prohibition on stockholders taking any action by written consent without a meeting;

•	special stockholders’ meeting to be called only by the chief executive officer, the board of directors, or the holders of not less than 20% of the voting power of our outstanding voting stock;

•	the requirement that stockholders give us advance notice to nominate candidates for election to the board of directors or to make stockholder proposals at a stockholders’ meeting;

•	the requirement of an affirmative vote of at least 65% of the voting power of our outstanding voting stock to amend or repeal our by-laws;

•	certain restrictions on the transfer of our shares; and

•	the board of directors to issue, without stockholder approval, Preferred Stock and Series Common Stock with such terms as the board of directors may determine.

These provisions could discourage potential acquisition proposals and could delay or prevent a change in control of New News Corporation, even in the case where a majority of the stockholders may consider such proposals, if effective, desirable. See “Description of Our Capital Stock.”

Further, as a result of his ability to appoint certain members of the board of directors of the corporate trustee of the Murdoch Family Trust, which, based on its current ownership of Parent common stock, will beneficially own [•]% of our outstanding Class A Common Stock and [•]% of our Class B Common Stock immediately following the distribution, K. Rupert Murdoch may be deemed to be a beneficial owner of the shares beneficially owned by the Murdoch Family Trust. K. Rupert Murdoch, however, disclaims any beneficial ownership of these shares. Also, K. Rupert Murdoch will, based on the current ownership of Parent common stock, beneficially own or be deemed to beneficially own an additional [•]% of our Class A Common Stock and [•]% of our Class B Common Stock immediately following the distribution. Thus, K. Rupert Murdoch may be deemed to beneficially own in the aggregate [•]% of our Class A Common Stock and [•]% of our Class B Common Stock immediately following the distribution. This concentration of voting power could discourage third parties from making proposals involving an acquisition of New News Corporation. Additionally, the ownership concentration of Class B Common Stock by the Murdoch Family Trust increases the likelihood that proposals submitted for stockholder approval that are supported by the Murdoch Family Trust will be adopted and proposals that the Murdoch Family Trust does not support will not be adopted, whether or not such proposals to stockholders are also supported by the other holders of Class B Common Stock.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This information statement and other materials that we have filed or will file with the Securities Exchange Commission (the “SEC”) contain, or will contain, “forward-looking statements.” Words such as “anticipates,” “estimates,” “expects,” “projects,” “forecasts,” “intends,” “plans,” “believes,” “may,” “will” and variations of such words and similar expressions are intended to identify our forward-looking statements. Where, in any forward-looking statements, we express an expectation or belief as to future results or events, such expectation or belief is based on the current plans and expectations of our management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished.

Examples of forward-looking statements include, but are not limited to, statements made regarding business strategies, market potential, future financial performance and other events or developments that we expect or anticipate will occur in the future and statements expressing general views about future operating results. These forward-looking statements are subject to a number of important factors, including those factors discussed in detail under “Risk Factors” in this information statement that could cause our actual results to differ materially from those indicated in any such forward-looking statements. These factors include, but are not limited to, increased competition; changes in advertising demand; increasing consolidation of advertising customers; changes in relationships with our significant customers and suppliers; changes in newsprint prices; newspaper circulation matters, including circulation trends; continued volatility of commodity and other input costs; pricing actions; increased costs of sales; regulatory or legal changes, restrictions or actions; unanticipated expenses such as litigation or legal settlement expenses; unanticipated business disruptions; our ability to predict, identify and interpret changes in consumer preferences and demand; our ability to realize the expected benefits of the distribution; our ability to complete proposed divestitures or acquisitions; our ability to realize the expected benefits of acquisitions if they are completed; uncertainty regarding the availability of financing to us in the future and the terms of such financing; disruptions in our information technology networks and systems; our inability to protect our intellectual property rights; continued consumer weakness; weakness in general global economic conditions; uncertainty in global political, business or regulatory conditions; changes in accounting standards and tax law changes. Additionally, there may be other risks and uncertainties that we are unable to identify at this time or that we do not currently expect to have a material impact on New News Corporation’s business.

We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this information statement, except as required by applicable law or regulation.

THE DISTRIBUTION

Background of the Distribution

On June 28, 2012, Parent announced its intent to pursue the separation of its business into two separate independent public companies, one of which will hold Parent’s global media and entertainment businesses and another which will hold the businesses comprising Parent’s newspapers, information services and integrated marketing services, digital real estate services, book publishing, digital education and sports programming and pay-TV distribution in Australia. On December 4, 2012, the board of directors of Parent authorized management to proceed with the proposed distribution, subject to the satisfaction or waiver of certain conditions and the board of directors’ ongoing consideration of the transaction and its final approval, which may not be granted.

In connection with the distribution, Parent will undertake the internal reorganization described under “Our Relationship with Parent Following the Distribution.” Following the internal reorganization, Parent will distribute all of the shares of New News Corporation common stock to its stockholders on a pro rata basis. After the distribution, Parent will not own any equity interest in New News Corporation, and we will operate independently from Parent. Parent’s stockholders will not be required to vote to effectuate the distribution. However, in order to effectuate the distribution in the manner discussed in this information statement, Parent will be required to amend its Restated Certificate of Incorporation, and Parent will hold a Special Meeting in connection therewith. You will be mailed a separate proxy statement, which will contain the relevant information regarding the Special Meeting. The distribution contemplated by this information statement assumes that certain proposals contained in the separate proxy statement will be approved by Parent’s stockholders. Parent’s stockholders will not have appraisal rights with regards to the distribution.

The internal reorganization and, in turn, the distribution, are subject to the satisfaction, or waiver by Parent, of a number of conditions. Additionally, Parent may determine not to complete the internal reorganization or the distribution if, at any time, the board of directors of Parent determines, in its sole and absolute discretion, that the distribution is not in the best interest of Parent or its stockholders or is otherwise not advisable.

Reasons for the Distribution

The board of directors of Parent regularly reviews Parent’s businesses to ensure that Parent’s resources are utilized in a manner that is in the best interest of Parent and its stockholders. In this process, the board of directors of Parent, with input and advice from Parent’s management, has evaluated distinct alternatives, including potential acquisitions, dispositions, business combinations and separations, with the objective of increasing stockholder value. In 2012, the board of directors of Parent again reviewed potential strategic alternatives, including the proposed distribution. As a result of this evaluation, after considering a variety of factors in light of Parent’s businesses and their operations at that time, and with input from Parent’s management and financial advisors, the board of directors determined that pursuing the separation of its business into two independent public companies holding the respective assets described above in “—Background of the Distribution” would be in the best interest of Parent and Parent’s stockholders and would enhance stockholder value.

The determination of which businesses of Parent would comprise New News Corporation was driven by a variety of factors, including the historical structure of Parent’s reportable segments, the publishing nature of businesses, the historical management of businesses and the regional nature of certain of our businesses’ operations. Parent’s newspapers, information services and integrated marketing services and book publishing businesses were historically grouped together for Parent’s segment reporting purposes, comprising the “Publishing” segment in Parent’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Parent’s digital real estate services business operates principally in Australia and delivers advertising solutions to the real estate industry, including advertising subscription packages and real estate listing services. As such, this business is closely aligned to our newspaper publishing business in Australia. The digital education business has operations that Parent and we believe are better aligned with the operations and content of our publishing businesses due to the portfolio of educational content and assessment tools which this business produces. FOX SPORTS Australia and Foxtel, the businesses comprising Parent’s sports programming and pay-TV distribution in Australia, are located and solely operated in Australia. Management of our Australian newspaper operations has historically reviewed the financial results of these businesses and managed the relationships with these businesses which, until November 2012, were both equity investments. In addition, the current Chief Executive Officer of our publishing business in Australia is a former head of Foxtel. Based upon this historical track record of consistent geographic management and financial review, we and Parent believe that FOX SPORTS Australia and our investment in Foxtel are more appropriately transferred together to New News Corporation. After the distribution, we expect that FOX SPORTS Australia and our investment in Foxtel will continue to be overseen locally along with our Australian newspaper business, supporting the inclusion of these businesses in New News Corporation’s organizational structure.

The board of directors of Parent believes that creating these two distinct publicly traded companies will present a number of opportunities, including:

•	allowing each company to focus on and pursue distinct strategic priorities and industry-specific opportunities that would maximize each company’s long-term potential;

•	allowing each company to benefit from greater financial and operational flexibility and better positioning the companies to compete;

•	allowing the companies to each respond and react more quickly to rapidly-evolving technology and global market opportunities;

•	providing investors in each company with a more targeted investment opportunity, each with different inherent values, including different financial and operational structures; and

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allowing the companies to tailor their capital structures, allocate and deploy resources and implement compensation plans in a manner consistent with strategic objectives that best enhance value for their respective stockholder groups.

In determining whether to pursue the distribution, Parent’s board of directors considered the costs and risks associated with the transaction, including the cost associated with preparing New News Corporation to become an independent publicly traded company, the risk of volatility in New News Corporation’s stock price immediately following the distribution due to sales by Parent’s stockholders whose investment objectives may not be fulfilled by our common stock, the time it may take for New News Corporation to attract its optimal stockholder base, any potential negative impact on Parent’s credit rating as a result of the distribution, the time and effort required by this transaction from Parent’s and New News Corporation’s management and the potential distraction from their respective businesses and the loss of synergies and scale from operating as a single company. Notwithstanding these costs and risks, and taking into account the factors discussed above, Parent’s board of directors determined that pursuing the distribution was the best alternative to achieve the above objectives and enhance stockholder value.

Internal Reorganization

The separation and distribution agreement will provide for the transfers of entities and related assets and liabilities so that as of the distribution Parent will retain the entities associated with Parent’s media and entertainment business and New News Corporation will retain the entities associated with the businesses comprising Parent’s newspapers, information services and integrated marketing services, digital real estate services, book publishing, digital education and sports programming and pay-TV distribution in Australia. We are currently a wholly-owned subsidiary of Parent. In connection with the distribution, Parent will undertake a series of internal reorganization transactions to facilitate the transfers of entities and the related assets and liabilities. See “Our Relationship With Parent Following the Distribution—The Separation and Distribution Agreement” for further discussion.

In the internal reorganization, certain assets will be contributed to a newly-formed U.S. subsidiary (the “Subsidiary”) in exchange for common and preferred stock of such Subsidiary (the “Subsidiary Contribution”). The assets transferred in the Subsidiary Contribution consist of the stock of the parent companies of Dow Jones and News International (“NI”) and the entities comprising NAMG. Also as part of the internal reorganization, $20 million of cumulative redeemable preferred stock in the Subsidiary will be sold to an unrelated third party. The preferred stock will pay dividends at a rate of 9.5% per annum, payable quarterly. The issuer may call the security at any time after the fifth year, and the holder may put the security to the issuer after 10 years, both at a price of $20 million, respectively, plus cumulative dividends, if any.

Manner of Effecting the Distribution

The general terms and conditions relating to the distribution will be set forth in the separation and distribution agreement between us and Parent. Under the separation and distribution agreement, the distribution will be effective as of [•], 2013, the distribution date.

The distribution will be made on the basis of [•] share[s] of New News Corporation Class A Common Stock for every share of Parent’s Class A Common Stock and [•] share[s] of New News Corporation Class B Common Stock for every share of Parent’s Class B Common Stock outstanding on the record date. The actual total number of shares of New News Corporation common stock to be distributed will depend on the number of Parent’s shares outstanding on the record date. Based upon the number of shares of Parent’s Class A and Class B Common Stock outstanding on [•], 2013, approximately [•] shares of New News Corporation Class A Common Stock and [•] shares of New News Corporation Class B Common Stock will be distributed to Parent’s stockholders, as applicable. The shares of New News Corporation common stock to be distributed will constitute 100% of the outstanding shares of New News Corporation common stock. In the distribution, holders of CDIs representing shares of Parent’s Class A Common Stock and Class B Common Stock will receive CDIs representing shares of New News Corporation’s Class A Common Stock and Class B Common Stock, respectively. See “CHESS Depositary Interests” for further discussion.

For most of Parent’s stockholders, the transfer agent will credit their shares of New News Corporation common stock to book-entry accounts established to hold their shares of New News Corporation common stock. The transfer agent will send such stockholders a statement reflecting their ownership of New News Corporation common stock. For stockholders who own Parent’s common stock through a broker or other nominee, their shares of our common stock will be credited to these stockholders’ accounts by the broker or other nominee. Book-entry refers to a method of recording stock ownership in New News Corporation’s records in which no physical certificates are used.

Stockholders of Parent on the record date for the distribution are not required to take any action, including making any payments in cash or exchanging or delivering their shares of Parent common stock, to receive shares of New News Corporation.

Results of the Distribution

After the distribution, we will be an independent, publicly traded company owning and operating the businesses comprising Parent’s newspapers, information services and integrated marketing services, digital real estate services, book publishing, digital education and sports programming and pay-TV distribution in Australia. Immediately following the distribution, we expect to have approximately [•] holders of record of New News Corporation Class A Common Stock and [•] holders of record of Class B Common Stock and approximately [•] shares of New News Corporation Class A Common Stock and [•] shares of Class B Common Stock outstanding, based on the number of holders of record and outstanding shares of Parent’s Class A Common Stock and Class B Common Stock on [•], 2013. The actual number of shares of New News Corporation common stock to be distributed will be determined as of the record date and will reflect any issuance of new shares or exercises of options pursuant to Parent’s equity plans on or prior to the record date. The distribution will not affect the number of outstanding shares of Parent’s common stock or any rights of Parent’s stockholders.

Prior to the distribution, we will enter into several agreements with Parent and certain of its subsidiaries and affiliates, including the separation and distribution agreement. These agreements will govern the relationship between Parent and us up to and after completion of the distribution, including with regards to various commercial, transition services and shared services arrangements, and will allocate between Parent and us various assets, liabilities, rights and obligations, including employee benefits, intellectual property and tax-related assets and liabilities. See “Our Relationship With Parent Following the Distribution.”

Treatment of Fractional Shares

The transfer agent will not distribute any fractional shares of New News Corporation common stock in connection with the distribution. Instead the transfer agent will aggregate all fractional shares of New News Corporation common stock into whole shares and sell them on the open market at the prevailing market prices on behalf of those registered holders who otherwise would be entitled to receive a fractional share. We anticipate that these sales will occur as soon as practicable after the distribution date. The transfer agent will then distribute the aggregate cash proceeds of such sale, in an amount equal to their pro rata share of the total proceeds of those sales. Any applicable expenses, including brokerage fees, will be paid by us. We do not expect the amount of any such fees to be material to us. For holders of CDIs who would have otherwise been entitled to receive any fractional CDIs, the underlying shares will be sold and the sale proceeds will be converted into Australian dollars and distributed by the CDI registry to such holders.

If you physically hold stock certificates of Parent common stock, your check for any cash that you may be entitled to receive instead of fractional shares of New News Corporation common stock will be mailed to you separately. It is expected that all fractional shares held in street name will be aggregated and sold by brokers or other nominees according to their standard procedures. You should contact your broker or other nominee for additional details.

None of Parent, New News Corporation, or the transfer agent will guarantee any minimum sale price for the fractional shares of New News Corporation common stock. Neither New News Corporation nor Parent will pay any interest on the proceeds from the sale of fractional shares. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient stockholders or CDI holders, as applicable. Each stockholder or CDI holder entitled to receive cash proceeds from these fractional shares should consult his, her or its own tax advisor as to the stockholder or CDI holder’s particular circumstances. See “The Distribution—Material U.S. Federal Income Tax Consequences of the Distribution” and “The Distribution—Material Australian Tax Consequences of the Distribution.”

Trading Prior to the Distribution Date

It is anticipated that a “when-issued” market in our common stock will develop on or shortly before the record date and continue up to and through the distribution date. In the context of the distribution, when-issued trading refers to a securities transaction made conditionally on or before the distribution date because the securities of the distributed entity have not yet been distributed. When-issued trades generally settle within four trading days after the distribution date. If you own shares of Parent’s common stock on the record date, you will be entitled to receive shares of our common stock in the distribution. You may trade this entitlement to receive shares of our common stock, without the shares of Parent’s common stock you own, on the when-issued market. On the first trading day following the distribution date, we expect that when-issued trading of our common stock will end and “regular-way” trading will begin. Regular-way trading refers to trading after the security has been distributed and typically involves a trade that settles on the third full trading day following the date of the securities transaction. If the distribution does not occur, all when-issued trading will be null and void.

We also anticipate that, on or shortly before the record date and continuing up to and through the distribution date, there will be two markets in Parent’s common stock: a “regular-way” market and an “ex-distribution” market. Shares of Parent’s common stock that trade on the regular-way market will trade with an entitlement to receive shares of our common stock in the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to receive shares of our common stock in the distribution. Therefore, if you sell shares of Parent’s common stock in the regular-way market up to and including the distribution date, you will be selling your right to receive shares of our common stock in the distribution. However, if you own shares of Parent’s common stock on the record date and sell those shares in the ex-distribution market up to and including the distribution date, you will still receive the shares of our common stock that you would otherwise be entitled to receive in the distribution. On the first trading day following the distribution date, shares of Parent’s common stock will begin trading without any entitlement to receive shares of New News Corporation common stock.

It is anticipated that trading of CDIs representing our Class A Common Stock and Class B Common Stock on ASX will commence on or shortly before the record date and continue up to and through to the distribution date, initially, on a “conditional and deferred”, and then on a “deferred” settlement basis. Conditional trading will continue until ASX agrees to quote the New News Corporation CDIs and the distribution is made. It is expected that trading will then occur on an unconditional but deferred basis until New News Corporation has advised ASX that holding statements have been dispatched to CDI holders. If the distribution is not made, all trades occurring up to that point will be cancelled and of no effect. Investors who choose to trade their New News Corporation CDIs on ASX before receipt of their holding statements do so at their own risk. These arrangements will be formally confirmed with ASX prior to the record date for the distribution.

Following the distribution, Parent’s Class A Common Stock and Class B Common Stock will continue to be listed and traded on NASDAQ, its principal market, under the symbols “[•]” and “[•],” respectively. CDIs representing Parent’s Class A Common Stock and Class B Common Stock will continue to be listed and traded on ASX under the symbols “[•]” and “[•],” respectively.

Listing and Trading of the Shares of New News Corporation

As of the date of this information statement, we are a wholly-owned subsidiary of Parent and, accordingly, there is currently no public market for our common stock, although a “when-issued” market in our common stock may develop prior to the distribution. See “—Trading Prior to the Distribution Date” above for an explanation of a “when-issued” market. We intend to list our shares of Class A Common Stock on NASDAQ under the symbol “[•],” and our shares of Class B Common Stock on NASDAQ under the symbol “[•],” and intend for CDIs representing the Class A Common Stock and Class B Common Stock to be listed and traded on ASX under the symbols “[•]” and “[•],” respectively. If when-issued trading occurs, the listings for our Class A Common Stock and Class B Common Stock are expected to be under trading symbols that are different from our regular-way trading symbols. We will announce our when-issued trading symbols when and if they become available.

We cannot assure you as to the price at which our Class A Common Stock or Class B Common Stock will trade before, on or after the distribution date and the price at which such stock trades may fluctuate significantly. In addition, the combined trading prices of Parent’s Class A Common Stock and New News Corporation’s Class A Common Stock, and Parent’s Class B Common Stock and New News Corporation’s Class B Common Stock following the distribution may be less than, equal to or greater than the current trading price of Parent’s Class A and Class B Common Stock, respectively. See “Risk Factors—There Is No Existing Market for Our Common Stock, and a Trading Market That Will Provide You with Adequate Liquidity May Not Develop for Our Common Stock. In Addition, Once Our Common Stock Begins Trading, the Market Price of Our Shares May Fluctuate Significantly.”

Shares of New News Corporation Class A Common Stock and Class B Common Stock distributed to Parent’s stockholders will be freely transferable, except for such shares that are distributed to persons who are considered our affiliates. Individuals or entities may be deemed to be affiliates of New News Corporation if they control, are controlled by, or are under common control with, New News Corporation, as those terms generally are interpreted for federal securities law purposes. These persons may include certain or all of our directors, officers, and significant stockholders. In addition, individuals who are affiliates of Parent on the distribution date may be deemed to be affiliates of New News Corporation. Individuals who are our affiliates, or are deemed our affiliates, will be permitted to sell their shares of New News Corporation common stock only pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), or an exemption from the registration requirements of the Securities Act, such as those afforded by Section 4(1) of the Securities Act or Rule 144A thereunder.

Material U.S. Federal Income Tax Consequences of the Distribution

The following summary discusses the material U.S. federal income tax consequences of the distribution. This discussion is based upon the Code, Treasury regulations, published positions of the IRS, judicial decisions and other applicable authorities, all as currently in effect, and all of which are subject to change or differing interpretations, possibly with retroactive effect. Any such change could affect the accuracy of this discussion. The discussion does not address the effects of the distribution under any state, local, or foreign tax laws.

The discussion assumes that Parent stockholders hold their Parent common stock, and will hold New News Corporation common stock, as capital assets within the meaning of Section 1221 of the Code. Further, the discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to a particular stockholder in light of such stockholder’s personal investment circumstances or to stockholders subject to special treatment under the U.S. federal income tax laws such as: (i) insurance companies and other financial institutions; (ii) tax-exempt organizations; (iii) dealers in stocks or securities; (iv) cooperatives; (v) stockholders who acquired their Parent common stock through the exercise of options or otherwise as compensation or through a tax-qualified retirement plan; (vi) stockholders that hold Parent common stock as part of a hedge, straddle, a constructive sale or conversion transaction or other risk reduction or integrated investment transaction; (vii) investors in pass-through entities; and (viii) individuals who are not citizens or residents of the U.S., foreign corporations and other foreign entities.

PARENT STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX LAWS, IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES AND THE EFFECT OF POSSIBLE CHANGES IN LAW THAT MIGHT AFFECT THE TAX CONSEQUENCES DESCRIBED IN THIS INFORMATION STATEMENT.

In November 2012, Parent applied for a ruling from the IRS to the effect that the distribution will qualify as a tax-free transaction under Sections 368(a)(1)(D) and 355 of the Code. A favorable ruling under these sections will also provide that for U.S. federal income tax purposes:

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no gain or loss will be recognized by, or be included in the income of, a holder of Parent common stock solely as the result of the receipt of New News Corporation common stock pursuant to the distribution, except as discussed below with respect to cash received in lieu of fractional shares of New News Corporation common stock;

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the aggregate tax basis of Parent common stock and New News Corporation common stock in the hands of Parent stockholders immediately after the distribution will be the same as the tax basis of Parent common stock immediately before the distribution, allocated between Parent common stock and New News Corporation common stock in proportion to their relative fair market values on the date of the distribution;

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the holding period of the New News Corporation common stock received by each Parent stockholder will include the holding period at the time of the distribution for Parent common stock on which the distribution is made, provided that such Parent common stock is held as a capital asset on the date of the distribution; and

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stockholders of Parent who receive cash from the distribution agent in lieu of fractional shares will recognize gain or loss on the sale of the fractional share interest in an amount equal to the difference between the cash received and the stockholder’s tax basis in the fractional share interest. The gain or loss will be capital gain or loss to the stockholder provided the fractional share interest is a capital asset in the hands of the stockholder.

Although a ruling relating to the qualification of the distribution as a tax-free transaction for U.S. federal income tax purposes will be generally binding on the IRS, the continuing validity of such ruling is subject to factual representations and assumptions. The IRS, however, will not rule on some requirements necessary for tax-free treatment under Section 355 of the Code. Therefore, in addition to conditioning the distribution on obtaining the ruling from the IRS, Parent has also made it a condition to the distribution that it obtain an opinion from Hogan Lovells US LLP that the distribution will qualify as a tax-free transaction for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code. The opinion will be dependent on, among other things, certain assumptions and representations as to factual matters made by Parent and New News Corporation.

If the distribution does not qualify as a tax-free transaction, Parent would recognize taxable gain equal to the excess of the fair market value of New News Corporation common stock distributed to Parent stockholders over Parent’s tax basis in the New News Corporation common stock. In addition, each Parent stockholder who receives New News Corporation common stock in the distribution would generally be treated as receiving a taxable distribution in an amount equal to the fair market value of the New News Corporation common stock received, including any fractional share sold on behalf of the stockholder. Such stockholder would be taxed on the full value of the New News Corporation common stock received in the distribution (without reduction for any portion of such stockholder’s tax basis in its Parent shares) as a dividend for U.S. federal income tax purposes to the extent of such stockholder’s pro rata share of Parent’s current and accumulated earnings and profits (including Parent’s taxable gain on the distribution).

Even if the distribution otherwise qualifies for tax-free treatment under Sections 368(a)(1)(D) and 355 of the Code, it may be disqualified as tax-free to Parent under Section 355(e) of the Code if 50% or more of Parent’s stock or New News Corporation stock is acquired or issued as part of a plan or series of related transactions that includes the distribution. For this purpose, any acquisitions or issuances of Parent’s stock within two years before the distribution, and any acquisitions or issuances of Parent’s stock or of New News Corporation stock within two years after the distribution, are presumed to be part of such a plan, although Parent or New News Corporation may be able to rebut that presumption. If an acquisition or issuance of Parent’s stock or New News Corporation stock would cause Section 355(e) of the Code to apply, Parent would recognize taxable gain as described above, but the distribution would generally remain tax-free to each Parent stockholder.

The ruling will also cover certain aspects of the internal reorganization, including the Subsidiary Contribution and the sale of preferred stock in the Subsidiary to an unrelated third party which, together with the distribution of New News Corporation stock, result in the recognition of significant built-in losses and gains to Parent (through its U.S. federal consolidated group). It is expected that the losses will exceed the gains recognized. Following the distribution of the New News Corporation stock, the tax basis of the Subsidiary’s assets will be equal to their fair market values. The excess of the fair market values of certain assets over their historical tax basis is expected to result in increased amortization deductions for us (through our U.S. federal consolidated group) in future years. The recognition of these built-in losses and gains and increased amortization deductions are not conditions to the distribution.

In connection with the distribution, Parent and New News Corporation will enter into a tax sharing and indemnification agreement pursuant to which New News Corporation will agree to be responsible for certain liabilities and obligations following the distribution. In general, under the terms of the tax sharing and indemnification agreement, New News Corporation is required to indemnify Parent against taxes on the distribution that arise as result of certain actions or failures to act by New News Corporation, or a result of changes in ownership of the stock of New News Corporation after the distribution. In addition, we have filed tax refund claims in a foreign jurisdiction which are currently in litigation. If we ultimately receive a refund, the tax sharing and indemnification agreement provides that we will pay the amount of such refund, including any interest net of any tax cost, to Parent. If New News Corporation is required to indemnify Parent under the circumstances set forth in the tax sharing and indemnification agreement, New News Corporation may be subject to substantial liabilities.

Treasury regulations under Section 355 of the Code require that each Parent stockholder who receives shares of New News Corporation common stock in the distribution attach to such stockholder’s U.S. federal income tax return for the year in which the distribution occurs a detailed statement setting forth such data as may be appropriate to show the applicability of Section 355 of the Code to the distribution. Within a reasonable period of time after the distribution, Parent will provide its stockholders who receive New News Corporation common stock pursuant to distribution with the information necessary to comply with such requirement.

Material Australian Tax Consequences of the Distribution

The following contains a general summary of the material Australian tax implications of the distribution, by Parent, of New News Corporation CDIs to holders of Parent CDIs who are residents of Australia for income tax purposes and who hold their Parent CDIs on capital account, but who are not members of the Parent company group (“CDI Holders”). This summary does not apply to CDI Holders who do not hold their Parent shares on capital account (for example, holders of Parent CDIs who hold their Parent CDIs as trading stock or revenue assets), holders of Parent CDIs who acquired their CDIs in connection with an employee share plan, or holders of Parent CDIs who are members of the Parent company. The summary does not take account of the individual circumstances of particular Parent stockholders, including CDI Holders, and does not constitute tax advice. It is intended as a general guide only and Parent stockholders, including CDI Holders, should seek independent professional advice on the tax implications of the distribution based on their own individual circumstances.

THIS SUMMARY DOES NOT TAKE INTO ACCOUNT THE TAX LAWS OF COUNTRIES OTHER THAN AUSTRALIA AND HAS BEEN PREPARED ON THE BASIS OF AUSTRALIAN TAXATION LAW AS OF THE DATE OF THIS INFORMATION STATEMENT. THIS SUMMARY DOES NOT TAKE INTO ACCOUNT OR ANTICIPATE CHANGES IN LAW OR JUDICIAL INTERPRETATION AFTER THAT TIME.

Separation Transaction

The transactions which constitute the separation of the Parent businesses prior to the distribution will not have direct income tax consequences for the CDI holders.

Class Ruling

Parent has applied to the ATO for a Class Ruling confirming that, in the circumstances of the distribution (i) no part of the distribution of New News Corporation shares will be a dividend; and (ii) the Commissioner of Taxation will not make a determination under either section 45A or 45B of the Income Tax Assessment Act (1936) to deem all or part of the distribution of New News Corporation shares to be an unfranked dividend.

If the Commissioner confirms the above statements, no part of the distribution of the New News Corporation shares to the CDI Holders will be an assessable dividend when received by the CDI Holders.

Return of Share Capital

The distribution of New News Corporation shares will not qualify for demerger tax relief under Australian taxation law and will give rise to tax consequences for Parent and may have tax consequences for CDI Holders.

Unless the Commissioner of Taxation makes a determination that any part of the distribution should be treated as an unfranked dividend (this is the subject of the application for Class Ruling—see above), the distribution should be treated, for Australian tax purposes, as a return of share capital in respect of Parent shares held on the date of distribution. The return of capital will constitute a ‘CGT event’ which may give rise to a capital gain or a cost base adjustment for CDI Holders.

Capital Gains Tax (“CGT”)

Unless the Commissioner of Taxation makes a determination that any part of the capital return should be treated as an unfranked dividend (this is the subject of the application for Class Ruling—see above), CDI Holders will derive capital gains if and to the extent that the values of the New News Corporation shares distributed exceed their original CGT cost bases for their Parent CDIs. Any such capital gains would be required to be included in the calculation of any net capital gain, which in turn would be included in the assessable income of the CDI Holders.

CDI Holders who are individuals, trusts or complying superannuation entities may be entitled to reduce capital gains (after taking into account capital losses) by half, in the case of individuals and trusts, or by one-third, in the case of complying superannuation entities, if they have held, or are deemed to have held, their Parent shares for at least 12 months prior to the time of the relevant CGT event. Companies are not entitled to claim the CGT discount.

CDI Holders should seek their own advice as to whether they are entitled to claim a CGT discount and, in particular, trustees should seek advice as to whether the benefit of any discount capital gain derived by a trust will be taken to flow through to beneficiaries of the trust.

If the value of the New News Corporation shares distributed by Parent does not exceed a CDI Holder’s original CGT cost base for their Parent CDIs, no capital gain should arise from the distribution for the CDI Holders and the cost base and reduced cost base of their Parent CDIs should be reduced to the extent of the value of the capital return, unless and to the extent that the ATO makes a determination that any part of the capital return should be treated as an unfranked dividend (this is the subject of the application for Class Ruling—see above). If the Commissioner were to make a determination that any part of the capital return should be treated as an unfranked dividend, CDI Holders would, instead, be required to include the amount of the deemed unfranked dividend in their assessable income or, in the circumstances described above where a CDI Holder would otherwise have made a capital gain from the distribution, the amount of the deemed dividend would effectively reduce the amount of that capital gain, or, if no capital gain arose, reduce the reduction in the cost base and reduced cost base of their Parent CDIs.

Disposals of New News Corporation CDIs

For CGT purposes, CDI Holders will be taken to have acquired their New News Corporation CDIs on the date of the distribution.

The first element of the New News Corporation CDI holders’ cost bases or reduced cost bases for their New News Corporation CDIs will be equal to the market value of the New News Corporation CDIs when distributed.

Where New News Corporation CDI holders dispose of their New News Corporation CDIs after the distribution, they will make an assessable capital gain if the proceeds received on disposal exceed their cost bases (the first element of the cost base is determined as set out above) for their New News Corporation CDIs. Certain New News Corporation CDI holders may be entitled to reduce their capital gains (after taking into account any available capital losses) by the CGT discount (see above). However, the CGT discount will only be available after the New News Corporation CDIs have been held for at least 12 months from the date that the New News Corporation CDIs were acquired (i.e. the date of the distribution).

Conversely, if the proceeds from the disposal of the New News Corporation CDIs are less than the reduced cost base of the New News Corporation CDIs (the first element of which is determined as set out above), New News Corporation CDI holders will make a capital loss. A capital loss can be offset against other capital gains but cannot otherwise be deducted from assessable income.

CDI Holders who receive cash from the CDI registry in lieu of fractional shares of New News Corporation will be taken to have disposed of their fractional shares in New News Corporation for an amount equal to the cash received for those interests.

Dividends Received From New News Corporation After Distribution of New News Corporation Shares

The tax rules applying to dividends received from New News Corporation are the same as the rules applying to dividends received from Parent. Accordingly, New News Corporation CDI holders will be taxed on any dividends they receive from New News Corporation in the same way as they are taxed on any dividends they receive currently from Parent.

Stamp Duty

CDI Holders will pay no Australian stamp duty on the distribution of the New News Corporation shares by Parent.

Goods and Services Tax (“GST”)

CDI Holders will not be liable for (or be required to pay) GST on the receipt of New News Corporation CDIs from Parent.

Conditions to the Distribution

We expect that the distribution will be effective on the distribution date, provided that the conditions described in this information statement under “Our Relationship with Parent Following the Distribution—Conditions to the Distribution” have been satisfied or waived by Parent:

•	the approval by the board of directors of Parent of the distribution and all related transactions (and such approval not having been withdrawn);

•

the affirmative vote of the holders of Parent’s Class A Common Stock and Class B Common Stock, each voting as a separate class, approving certain amendments to Parent’s Restated Certificate of Incorporation, as described more fully in the Proxy Statement filed under Schedule 14A by Parent;

•	the completion of the internal reorganization;

•

Parent’s receipt of the private letter rulings from the IRS in a form satisfactory to Parent in its sole and absolute discretion, to the effect that, among other things, subject to the accuracy of and compliance with certain representations, assumptions and covenants, the contribution of Parent’s newspapers, information services and integrated marketing services, digital real estate services, book publishing, digital education and sports programming and pay-TV distribution in Australia to us and the distribution will qualify for non-recognition of gain or loss to Parent and its stockholders under Sections 368 and 355 of the Code except to the extent of cash received in lieu of fractional shares;

•

Parent’s receipt of the ATO Class Ruling or other evidence in a form satisfactory to Parent in its sole and absolute discretion, confirming that, in the circumstances of the distribution and for Australian tax purposes (i) no part of the distribution of New News Corporation shares will be a dividend; and (ii) the Commissioner of Taxation will not make a determination under either section 45A or 45B of the Income Tax Assessment Act (1936) to deem all or part of the distribution of New News Corporation shares to be an unfranked dividend;

•

Parent’s receipt of an opinion from Hogan Lovells US LLP, in form and substance satisfactory to Parent in its sole and absolute discretion, that, subject to the accuracy of and compliance with certain representations, assumptions and covenants, (i) the distribution will qualify for non-recognition of gain or loss to Parent and Parent’s stockholders pursuant to Section 355 of the Code, except to the extent of cash received in lieu of fractional shares and (ii) the relevant aspects of the internal reorganization described under “Our Relationship with Parent Following the Distribution—The Separation and Distribution Agreement” will qualify for non-recognition of gain or loss to Parent pursuant to Sections 368 and 355 of the Code;

•

no order, injunction or decree that would prevent the consummation of the distribution will be threatened, pending or issued (and still in effect) by any governmental entity of competent jurisdiction and no other legal restraint or prohibition preventing consummation of the distribution will be in effect;

•

no events or developments having occurred prior to the distribution that, in the judgment of the board of directors of Parent, would result in the distribution having a material adverse effect on Parent or its stockholders;

•

Parent’s and New News Corporation’s execution of the separation and distribution agreement, the tax sharing and indemnification agreement, the transition services agreement, the employee matters agreement and all other ancillary agreements relating to the distribution;

•	Parent’s election of the individuals to be listed as members of our board of directors post-distribution, as described in this information statement, immediately prior to the distribution date;

•	the SEC having declared effective the Form 10, of which this information statement forms a part;

•	no rating agency action having occurred that is likely to result in either Parent or us being downgraded below investment grade after giving effect to the distribution;

•

our Class A Common Stock and Class B Common Stock having been approved for listing on NASDAQ and our Class A Common Stock and Class B Common Stock (trading as CDIs) having been approved for admission to the official list of ASX;

•	the Notice of Internet Availability or this information statement having been mailed to Parent’s stockholders;

•

all actions and filings necessary or appropriate under applicable U.S. federal, U.S. state or other securities laws and any other necessary and applicable consents having been taken, obtained and, where applicable, having become effective or been accepted;

•

Parent having established the record date for the distribution, given NASDAQ not less than ten days’ advance notice of such record date and given ASX not less than seven Business Days’ (as defined under ASX Listing Rules) advance notice of such record date; and

•	our amended and restated certificate of incorporation and amended and restated by-laws, each in substantially the form filed with the Form 10, having become effective at or prior to the distribution.

The fulfillment of the above conditions will not create any obligation on Parent’s part to effect the distribution. Parent, in its sole and absolute discretion, will determine the terms of, and whether to proceed with, the distribution and, to the extent it determines to proceed, determine the record date and distribution date.

Our Name

We anticipate that, on or about the distribution date and subject to the approval of the holders of a majority of Parent’s Class B Common Stock entitled to vote, Parent will change its name to Twenty-First Century Fox, Inc. and we will assume the name News Corporation.

Regulatory Approval

New News Corporation must complete the necessary registration under U.S. federal securities laws and relevant Australian Corporations law requirements of New News Corporation Class A Common Stock and New News Corporation Class B Common Stock, as well as satisfy the applicable NASDAQ and ASX listing requirements for such shares.

Parent will need to obtain approval under FATA and the Australian Government’s foreign investment policy to implement the steps necessary to effect the separation and to make the distribution. Parent will apply for the relevant approvals prior to implementing the various transaction steps.

Other than the requirements discussed above, we do not believe that any other material governmental or regulatory filings or approvals will be necessary to consummate the distribution.

No Appraisal Rights

Parent’s stockholders will not have any appraisal rights in connection with the distribution.

Reasons for Furnishing this Information Statement

We are furnishing this information statement solely to provide information to Parent’s stockholders who will receive shares of our common stock in the distribution. You should not construe this information statement as an inducement or encouragement to buy, hold or sell any of our securities or any securities of Parent. We believe that the information contained in this information statement is accurate as of the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and neither Parent nor we undertake any obligation to update the information except in the normal course of Parent’s and our public disclosure obligations and practices.

Required Australian Disclosures

This information statement is not a prospectus under the Australian Corporations Act 2001 (Cth) (the “Corporations Act”) and has not been lodged with the Australian Securities and Investments Commission (“ASIC”). However, this information statement contains all the information that would be required under Section 710 of the Corporations Act if it were a prospectus offering for subscription the same number of securities for which ASX quotation will be sought. None of ASX, ASIC or any of their respective officers takes any responsibility for the contents of this information statement. The fact that ASX may admit New News Corporation to its official list is not to be taken in any way as an indication of the merits of New News Corporation.

DIVIDEND POLICY

Following the distribution, we expect to pay regular cash dividends, though the timing, declaration, amount and payment of future dividends to stockholders will fall within the discretion of our board of directors. Our board of directors’ decisions regarding the payment of future dividends will depend on many factors, including our financial condition, earnings, capital requirements and debt facility covenants (if any), other contractual restrictions, as well as legal requirements, regulatory constraints, industry practice and other factors that our board of directors deems relevant. Our board of directors cannot provide any assurances that any dividends will be declared or paid.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2012, on a historical and on a pro forma basis to give effect to the separation and distribution and the transactions related to the separation and distribution as if they occurred on December 31, 2012. Explanation of the pro forma adjustments made to our historical combined financial statements can be found under “Unaudited Pro Forma Combined Financial Statements.” The following table should be reviewed in conjunction with “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical combined financial statements and accompanying notes included elsewhere in this information statement.

	As of December 31, 2012
	Historical	Pro forma
	(in millions)
Cash and cash equivalents	$741		$2,560

Borrowings:
Current borrowings	$—		$—
Long-term borrowings	—		—

Total borrowings	—		—

Redeemable preferred stock	—		20

Total borrowings and redeemable preferred stock	—		20

Equity:
Common stock, par value	—		[•]
Additional paid-in capital	—		[•]
Total parent company equity and noncontrolling interests	12,437		—

Total equity	12,437		[•]

Total capitalization	$12,437	$	[•]

Additionally, we may enter into a credit facility prior to the distribution, which would be undrawn at the time of the distribution.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma combined statements of operations for the six months ended December 31, 2012 and for the fiscal year ended June 30, 2012, and the unaudited pro forma combined balance sheet as of December 31, 2012 were derived from our unaudited interim and audited combined financial statements included elsewhere in this information statement.

The unaudited pro forma combined statements of operations for the six months ended December 31, 2012 and for the fiscal year ended June 30, 2012 reflect our results as if the events had occurred on July 1, 2011. The unaudited pro forma combined balance sheet gives effect to these events as if they occurred as of December 31, 2012, our latest balance sheet date. The unaudited pro forma combined financial statements give effect to the following:

•	the consolidation of Consolidated Media Holdings Limited (“CMH”) and related acquisition adjustments;

On November 19, 2012, we acquired CMH, a media investment company that operates in Australia. CMH had a 25% interest in Foxtel and a 50% interest in FOX SPORTS Australia. The acquisition doubled our stakes in FOX SPORTS Australia and Foxtel to 100% and 50%, respectively. Accordingly, the results of FOX SPORTS Australia are included in our results from November 19, 2012. Prior to November 2012, FOX SPORTS Australia was accounted for under the equity method of accounting. Our investment in Foxtel continues to be accounted for under the equity method of accounting.

•

the contribution by Parent to us, pursuant to the distribution, of all the assets and liabilities that comprise our business with the exception of the investment in Sky Network Television Ltd which is being retained by Parent and was sold in March 2013;

•	the expected transfer to us, upon the distribution, of certain assets and liabilities that were not reflected in our historical combined financial statements;

•

our anticipated post-distribution capital structure, including the issuance of up to approximately [•] million shares of our common stock to holders of Parent common stock (this number of shares is based upon the number of shares of Parent common stock outstanding on December 31, 2012 and an assumed distribution ratio of one share of our common stock for every [•] shares of Parent common stock held on the record date); and

•	the impact of, and transactions contemplated by, the separation and distribution agreement and the tax sharing and indemnification agreement between us and Parent and the provisions contained therein.

The unaudited pro forma combined financial statements are subject to the assumptions and adjustments described in the accompanying notes. Our management believes that these assumptions and adjustments are reasonable under the circumstances and given the information available at this time. However, these adjustments are subject to change as we and Parent finalize the terms of the separation and distribution agreement and the other agreements related to the distribution.

The unaudited pro forma combined financial statements are for illustrative and informational purposes only and are not intended to represent, or be indicative of, what our financial position or results of operations would have been had the transactions occurred on the dates indicated. The unaudited pro forma combined financial statements also should not be considered representative of our financial position. The financial information presented below should not be relied upon as a representation of our future performance.

We expect to experience changes in our ongoing cost structure when we become an independent, publicly-traded company. For example, Parent currently provides many corporate functions on our behalf, including, but not limited to, finance, legal, insurance, information technology, compliance and human resource activities. Our historical combined financial statements include allocations of these expenses from Parent. However, these costs may not be representative of the future costs we will incur as an independent public company. Based on current assessments and assumptions, we anticipate that our recurring costs will approximate the expenses historically allocated to us from Parent, however, there can be no assurance of this.

Costs related to the distribution of approximately $28 million have been incurred by Parent for the six months ended December 31, 2012. These costs include accounting, legal, consulting and advisory fees. Parent has assumed all of these distribution costs incurred to date and Parent anticipates that it will be responsible for all similar costs incurred prior to the distribution. Therefore, in the historical and the pro forma combined statements of operations for the six months ended December 31, 2012, no transaction costs incurred by Parent were allocated to us or otherwise reflected in our financial results.

We currently estimate costs that we will incur during our transition to being a stand-alone public company will not be material. We have not adjusted the accompanying unaudited pro forma combined statements of operations for these estimated costs as the costs are not expected to have an ongoing impact on our operating results; they are projected amounts based on subjective estimates and assumptions, and would not be factually supportable. We anticipate that substantially all of these costs will be incurred within 18 months of the distribution. The transition-related costs include, but are not limited to, the following:

•	incremental accounting, tax and other professional costs pertaining to establishing us as a stand-alone public company;

•	recruiting and relocation costs associated with hiring additional key corporate senior management personnel new to our company; and

•	costs to separate corporate information systems.

Due to the scope and complexity of these activities, the amount of these costs could increase or decrease materially and the timing of incurrence could change.

The unaudited pro forma combined financial statements should be read in conjunction with our historical combined financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this information statement.

NEW NEWS CORPORATION

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2012

(in millions, except per share amounts)

	Historical New News Corporation (a)	Historical CMH (b)	Pro Forma CMH Acquisition Adjustments		Pro Forma for CMH Acquisition	Pro Forma Distribution Adjustments		Pro Forma for CMH Acquisition and Distribution
Revenues	$4,454	$—	$192	(c)	$4,646	$—		$4,646
Operating expenses	(2,686)	(20)	(96	)(c),(d)	(2,802)	—		(2,802)
Selling, general and administrative	(1,379)	—	(10	)(c)	(1,389)	110	(j)	(1,279)
Depreciation and amortization	(254)	—	(4	)(c)	(258)	—		(258)
Impairment and restructuring charges	(177)	—	—		(177)	—		(177)
Equity earnings of affiliates	54	34	(67	)(e)	21	(22	)(g)	(1)
Interest, net	29	1	—		30	—		30
Other, net	1,255	—	(1,255	)(f)	—	—		—

Income (loss) before income tax benefit (expense)	1,296	15	(1,240)		71	88		159
Income tax benefit (expense)	32	(5)	(59	)(n)	(32)	(21	)(n)	(53)

Net income (loss)	1,328	10	(1,299)		39	67		106
Less: Net income attributable to noncontrolling interests	(21)	—	—		(21)	—		(21)

Net income (loss) attributable to New News Corporation	$1,307	$10	$(1,299)		$18	$67		$85

Earnings Per Share
Basic								[• ](l)
Diluted								[• ](m)

Weighted-Average Shares outstanding
Basic								[• ](l)
Diluted								[• ](m)

See accompanying Notes to the Unaudited Pro Forma Combined Financial Statements

NEW NEWS CORPORATION

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2012

(in millions, except per share amounts)

	Historical New News Corporation (a)	Historical CMH (b)	Pro Forma CMH Acquisition Adjustments		Pro Forma for CMH Acquisition	Pro Forma Distribution Adjustments		Pro Forma for CMH Acquisition and Distribution
Revenues	$8,654	$2	$484	(c)	$9,140	$—		$9,140
Operating expenses	(5,122)	(11)	(299)	(c)	(5,432)	—		(5,432)
Selling, general and administrative	(2,750)	—	(45	)(c)	(2,795)	199	(j)	(2,596)
Depreciation and amortization	(483)	—	(10	)(c)	(493)	—		(493)
Impairment and restructuring charges	(2,763)	—	—		(2,763)	—		(2,763)
Equity earnings of affiliates	90	83	(142	)(e)	31	(41	)(g)	(10)
Interest, net	56	5	4	(c)	65	—		65
Other, net	(59)	—	—		(59)	—		(59)

(Loss) income before income tax benefit (expense)	(2,377)	79	(8)		(2,306)	158		(2,148)
Income tax benefit (expense)	337	9	(9	)(n)	337	(42	)(n)	295

Net (loss) income	(2,040)	88	(17)		(1,969)	116		(1,853)
Less: Net income attributable to noncontrolling interests	(35)	—	—		(35)	—		(35)

Net (loss) income attributable to New News Corporation	$(2,075)	$88	$(17)		$(2,004)	$116		$(1,888)

Earnings Per Share
Basic								[• ](l)
Diluted								[• ](m)

Weighted-Average Shares outstanding
Basic								[• ](l)
Diluted								[• ](m)

(1)	The change in our cost structure related to our company becoming an independent, publicly traded company is not reflected above.

See accompanying Notes to the Unaudited Pro Forma Combined Financial Statements

NEW NEWS CORPORATION

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2012

(in millions)

	Historical New News Corporation (a)	Pro Forma Distribution Adjustments		Pro Forma for CMH Acquisition and Distribution
Assets:
Current assets:
Cash and cash equivalents	$741	$1,819	(h)	$2,560
Accounts Receivables, net	1,656	—		1,656
Other	767	70	(j)	837

Total current assets	3,164	1,889		5,053

Investments	3,172	(223	)(g)	2,949
Property, plant and equipment, net	3,315	—		3,315
Intangible assets, net	2,637	—		2,637
Goodwill	3,710	—		3,710
Other non-current assets	563	419	(i),(o)	982

Total assets	$16,561	2,085		$18,646

Liabilities and Equity:
Current liabilities:
Accounts payable	$244	$—		$244
Accrued expenses	990	—		990
Deferred revenue	417	—		417
Other current liabilities	661	—		661

Total current liabilities	2,312	—		2,312

Other liabilities	782	60	(i)	842
Deferred income taxes	1,030	—		1,030

Total liabilities	4,124	60		4,184

Mezzanine equity:
Redeemable preferred stock	—	20	(o)	20

Equity:
Common stock	—	—		[•]
Additional paid-in capital	—	14,442	(k)	[•]
Parent company investment and accumulated other comprehensive income	12,437	(12,437	)(g),(h),(i),(j),(k),(o)	—

Total equity	12,437	2,005		14,442

Total liabilities and equity	$16,561	$2,085		$18,646

See accompanying Notes to the Unaudited Pro Forma Combined Financial Statements

NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(a)	Our historical combined financial statements reflect the historical financial position and results of operations of the following businesses of Parent: newspapers, information services and integrated marketing services, digital real estate services, book publishing, digital education and sports programming and pay-TV distribution in Australia and may not reflect the impact of certain assets and liabilities that will be contributed to or assumed by us from Parent in the distribution and that are discussed separately. As the acquisition of CMH was completed November 19, 2012, CMH and FOX SPORTS Australia, which comprise the sports programming and pay-TV distribution business in Australia, are reflected in our historical Statement of Operations from November 19, 2012 onwards and are included in our historical December 31, 2012 balance sheet.

(b)	Reflects the historical results of operations of CMH through the date of acquisition, November 19, 2012. From November 19, 2012 onwards, CMH is included in the historical results of operations of New News Corporation. CMH is a holding company with no primary activities other than a 50% interest in FOX SPORTS Australia and a 25% interest in Foxtel whose results are reflected in equity earnings.

(c)	The adjustments to the Statements of Operations reflect the consolidation of FOX SPORTS Australia as a subsidiary from July 1, 2011. As the acquisition was completed November 19, 2012, the assets and liabilities of CMH which include FOX SPORTS Australia are already included in the historical New News Corporation balances in the December 31, 2012 balance sheet. The table below summarizes the preliminary allocation of purchase price to the fair value of the identifiable assets and liabilities of the CMH business acquired:

($ in millions)

Fair value of Consideration:
Cash	2,004
Fair value of previously held equity interest	1,626

3,630

Preliminary purchase price allocation:
Current assets	220
Property, plant and equipment	35
Investments (Foxtel)	2,227
Deferred tax assets	136
Other assets	413
Intangible assets	110
Current liabilities	(119)
Deferred income taxes	(193)
Borrowings	(234)
Goodwill	1,035

3,630

(d)	Reflects the reversal of $21 million of transaction expenses directly related to the CMH acquisition that are included in the historical Statement of Operations for the period ended December 31, 2012 but are non-recurring in nature.

(e)

Represents (i) the removal of the equity earnings of FOX SPORTS Australia of $40 million for the six months ended December 31, 2012 and $93 million for the year ended June 30, 2012, recorded in the historical results to give effect to the consolidation of FOX SPORTS Australia from July 1, 2011, (ii) the incremental amortization expense of $22 million for the six months ended December 31, 2012 and $75 million for the year ended June 30, 2012 and (iii) the adjustment to Equity earnings of affiliates of

($5 million) and $26 million and the related income tax (benefit)/expense for the six months ended December 31, 2012 and for the year ended June 30, 2012 respectively.

The incremental amortization expense reflected in (ii) above results from the initial estimate of amortization of the Foxtel subscriber relationships which received a fair value uplift of approximately $800 million in the application of acquisition accounting resulting in a total subscriber relationship value of approximately $1 billion. The difference between the ending subscriber relationship value of approximately $1 billion and the uplift is due to an acquisition by an equity associate, Foxtel, in May 2012. The Foxtel subscriber relationships are being amortized on a straight-line basis over 10 years, which represents the estimated useful life of these intangible assets. The incremental amortization expense of $22 million for the six months ended December 31, 2012 and $75 million for the year ended June 30, 2012, respectively, was combined with the amortization expense recorded in the historical results of $28 million and $5 million for the six months ended December 31, 2012 and for the year ended June 30, 2012, respectively. The incremental amortization expense was calculated as the difference between the total estimated subscriber amortization expense of $50 million and $80 million for the six months ended December 31, 2012 and for the year ended June 30, 2012, respectively, less the historical amortization expense. The increase in the pro forma and historical amortization expense for the six months ended December 31, 2012 was due to an acquisition made by Foxtel in May of 2012.

As a result of the consolidation of FOX SPORTS Australia, New News Corporation is a partner (for tax purposes) in Foxtel and is now responsible for its proportionate share of taxes on Foxtel’s earnings/(losses). As a result, such earnings/(losses) are reflected on a pre-tax basis and the related income taxes are included in the tax provision, as reflected in (iii) above.

(f)	Represents the removal of the $1.3 billion non-taxable gain relating to the revaluation of existing holdings in FOX SPORTS Australia included in our historical Statement of Operations as it is a non-recurring item that is directly related to the acquisition.

(g)	Reflects (i) the removal of investment in Sky Network Television Ltd of $361 million and the related equity earnings reflected in our historical combined financial statements that will not be retained after the distribution and (ii) the adjustment of $138 million principally related to certain cost-based investments in Asia that are expected to be contributed to us by Parent prior to the distribution in connection with the internal reorganization.

(h)	Reflects the net contribution from Parent based upon the anticipated post-distribution capital structure such that New News Corporation’s cash balance is approximately $2.6 billion upon the distribution, of which the majority will be held domestically.

(i)	Certain of our U.S. employees participate in defined benefit pension plans sponsored by Parent. When we become a standalone independent company, we will assume these obligations and provide the benefits directly. Parent will transfer to us the plan liabilities in the amount of $117 million and assets in the amount of $57 million associated with our active employees. The obligations associated with such plans will result in us recording net benefit liabilities of $60 million and $19 million of additional deferred tax assets. The unrecognized loss on these plans is $53 million.

(j)	The separation and distribution agreement provides that Parent will indemnify us for payments made after the distribution date arising out of civil claims and investigations relating to the U.K. Newspaper Matters, subject to our compliance with certain agreements regarding Parent’s control over the civil U.K. Newspaper Matters and our consenting to settlements proposed by Parent, as well as legal and professional fees and expenses paid in connection with the criminal matters. Adjustment reflects the removal of U.K. Newspaper Matters legal expenses included in our historical Statements of Operations and recognition of an indemnification asset as an accrual for the estimate of the liability for claims that have been filed and costs incurred is reflected in our historical balance sheet.

(k)	Adjustment reflects the pro forma recapitalization of our equity. As of the distribution date, Parent’s net investment in our company will be distributed to Parent’s stockholders through the distribution of all the common stock of New News Corporation.

(l)	Pro forma basic earnings per share and pro forma weighted-average basic shares outstanding are based on the number of shares of Parent common stock outstanding on [•], adjusted for an assumed distribution ratio of one share of New News Corporation common stock for every [•] shares of Parent common stock held on the record date.

(m)	Pro forma diluted earnings per share and pro forma weighted-average diluted shares outstanding reflect potential shares of common stock from Parent equity plans in which our employees participate based on the potential distribution ratio. While the actual future impact will depend on various factors, including employees who may change employment from one company to another, we believe the estimate yields an approximation of the future dilutive impact of our equity plans.

(n)	The provision for income taxes reflected in our historical combined financial statements was determined as if we filed separate, stand-alone income tax returns in each relevant jurisdiction. In determining the tax rate to apply to our pro forma adjustments we used, consistent with Instruction 7 to Rule 11-02(b) of Regulation S-X, the applicable statutory rate based on the jurisdiction in which the adjustment relates. If the adjustment relates to an item that would never be taxed in that particular jurisdiction, we did not provide any tax.

For the six months ended December 31, 2012, the gain resulting from the acquisition of CMH of $1.3 billion is excluded from the pro forma CMH acquisition income tax calculations since it is non-taxable. In addition, the historical equity earnings of FOX SPORTS Australia of $19 million and $42 million are also excluded from the pro forma CMH acquisition income tax calculations for the periods ended December 31, 2012 and June 30, 2012, respectively, since the entity is now being consolidated and the related tax effects are included in the CMH pro forma adjustments. The tax effects for the remaining pro forma CMH acquisition adjustments of $34 million for each of the periods ended December 31, 2012 and June 30, 2012, respectively, are computed based on the Australian statutory rate of 30%. In addition, for the six months ended December 31, 2012, a pro forma CMH acquisition adjustment of $49 million is included to reverse the effects of deferred taxes previously recorded for the historical equity earnings of FOX SPORTS Australia that are no longer required since FOX SPORTS Australia is consolidated.

For the periods ended December 31, 2012 and June 30, 2012, equity earnings of Sky Network Television Ltd of $22 million and $42 million, respectively, are excluded from the pro forma distribution adjustments since they are non-taxable. In addition, non-deductible legal expenses of $13 million and $24 million are excluded from the pro forma distribution adjustments for the periods ended December 31, 2012 and June 30, 2012. The tax effects for the remaining pro forma distribution adjustments of $97 million and $176 million for the periods ended December 31, 2012 and June 30, 2012, respectively, are computed based on a weighted average applicable rate of 22% and 24%, respectively. Such tax rate is determined based on the relative effect of the pro forma distribution adjustments to the applicable jurisdictions of the U.S. and the U.K.

(o)	As described in the financial statements and elsewhere in this information statement, Parent will undertake an internal reorganization to facilitate the separation of the companies. Such an internal reorganization would not be undertaken but for the distribution transaction. The internal reorganization will be structured in a manner that results in an increase of approximately $1.05 billion in the tax basis to fair market value of certain intangible assets, including goodwill, owned by New News Corporation, which will be amortizable upon the distribution, with a corresponding taxable gain to the Parent’s consolidated tax group of the same amount.

As part of this internal reorganization, News America Incorporated (“NAI”), a subsidiary of Parent, will transfer assets to, and will receive the common stock and cumulative redeemable preferred stock of, a new U.S. subsidiary that will become a subsidiary of New News Corporation. NAI will sell the preferred stock to an unrelated third party prior to the distribution and will retain the proceeds from this sale.

Prior to the distribution the taxable gain to Parent’s consolidated group and the increased amortization deductions will be deferred because New News Corporation and Parent are in the same consolidated tax group. However, upon the distribution, New News Corporation will leave the Parent’s consolidated tax group as it will be a separate public company and, at that point, New News Corporation will have fair market value tax basis in the intangible assets including goodwill and recognize a deferred tax asset of $400 million representing the increase of $1.05 billion in fair value for tax purposes above the existing basis (estimated current fair value of total assets of $1.35 billion in excess of the existing tax basis of $0.3 billion) multiplied by the applicable tax rate of 38%. Absent the sale of the preferred shares to a third party, the Parent’s consolidated tax group would not recognize the taxable gain described above and thus New News Corporation would not recognize the deferred tax asset of $400 million upon the distribution.

The preferred stock will pay dividends at a rate of 9.5% per annum, payable quarterly. The preferred stock is callable at any time after the fifth year and is puttable by the holder after 10 years, in each case at the sales price, plus cumulative dividends, if any.

BUSINESS

Company Overview

We are a global diversified media and information services company focused on creating and distributing authoritative and engaging content to consumers and businesses throughout the English-speaking world, as well as increasingly in other countries across the globe. Our company is comprised of leading businesses across a range of media, including: news and information services, sports programming in Australia, digital real estate services, book publishing, and pay-TV distribution in Australia, that are distributed under some of the world’s most recognizable and respected brands, including The Wall Street Journal, Dow Jones, Herald Sun, The Sun, The Times, HarperCollins Publishers, FOX SPORTS Australia, realestate.com.au, and many others. We are also a rapidly developing provider of digital education content, assessment and delivery services. Our commitment to high-quality premium editorial content makes our media properties a trusted source of news and information among consumers; at the same time many of these properties deliver broad reach and high audience engagement levels in their respective markets, making them attractive advertising vehicles for our advertising customers.

We deliver our premium content to consumers across numerous distribution platforms consisting not only of traditional print and television, but also through an expanding array of digital platforms including websites, electronic readers and applications for tablets and mobile devices. We are focused on pursuing integrated strategies across our businesses to continue to capitalize on the transition from print to digital consumption of high-quality content. We believe that the increasing availability of high-speed Internet access, electronic readers and connected mobile devices will allow us to continue to deliver our content in a more engaging, timely and personalized manner; provide opportunities to more effectively monetize our content via strong customer relationships and more compelling and engaging advertising solutions; and reduce our physical production and distribution costs as we continue to shift to digital platforms.

Our diversified revenue base consists of recurring subscriptions, circulation copies, licensing fees, affiliate fees and direct sales as well as the sale of advertising and sponsorships. We manage our businesses to take advantage of opportunities to share technologies and practices across geographies and businesses and bundle selected offerings to provide greater value to consumers and advertising partners. Headquartered in New York, we operate primarily in North America, Australia, and the U.K., and our content is distributed and consumed worldwide.

It is anticipated that, on or about the distribution date and subject to the approval of the holders of a majority of Parent’s Class B Common Stock entitled to vote, Parent will change its name to Twenty-First Century Fox, Inc. and we will assume the name News Corporation.

Our operations are organized into five reporting segments: (i) News and Information Services; (ii) Cable Network Programming (a separate segment since November 2012—see “Cable Network Programming” below); (iii) Digital Real Estate Services; (iv) Book Publishing; and (v) Other, which primarily consists of Amplify, our digital education business, and general corporate overhead expenses. We account for our 50% stake in Foxtel as an equity investment.

Business Segments

For the year ended June 30, 2012
	Revenues	Segment EBITDA
	(in millions)
News and Information Services	$7,058	$939
Digital Real Estate Services	286	129
Book Publishing	1,189	86
Other (includes Amplify)	121	(372)

Total	$8,654	$782

For the six months ended December 31, 2012
	Revenues	Segment EBITDA
	(in millions)
News and Information Services	$3,438	$418
Cable Network Programming (a)	53	19
Digital Real Estate Services	168	81
Book Publishing	729	91
Other (includes Amplify)	66	(220)

Total	$4,454	$389

(a)

As a result of the CMH acquisition, our ownership interest in FOX SPORTS Australia increased to 100% and accordingly, the results of FOX SPORTS Australia are included within a new Cable Network Programming segment beginning in November 2012.

NEWS AND INFORMATION SERVICES

Our News and Information Services segment consists of Dow Jones, News Limited, News International, the New York Post and News America Marketing Group.

Dow Jones

Dow Jones is a global provider of news and business information, which distributes its content and data through a variety of media channels including newspapers, newswires, websites, electronic readers, mobile applications, newsletters, magazines, proprietary databases, conferences, radio and video. Dow Jones offers products targeting individual consumer and enterprise customers, including The Wall Street Journal, Dow Jones Newswires, Factiva, Barron’s and MarketWatch, and its revenue is diversified across business-to-consumer and business-to-business subscriptions, advertising, and licensing fees for its print and digital products.

Through its premier brands and authoritative journalism, Dow Jones products targeting individual consumers provide insights, research and understanding that customers need in order to be informed and make educated financial decisions. With a focus on the financial markets, investing and other professional services, many of these products offer advertisers an attractive customer demographic. Products targeting consumers include the following:

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The Wall Street Journal (WSJ). The Wall Street Journal, the Dow Jones flagship product, is available in print, online at WSJ.com, and across multiple mobile, electronic reader and tablet devices, and covers business developments and trends, national and international news along with analysis, economics, financial markets, investing, opinion, lifestyle, culture and sports. The Wall Street Journal is the leading circulation daily newspaper in the U.S., with total average print and digital circulation of 2.3 million for the six months ended September 30, 2012 based on AAM data. WSJ is printed at plants located around the U.S., including 9 owned by us. WSJ sells regional advertising in 3 major U.S. regional editions (Eastern, Central and Western) and 21 smaller sub-regional editions. WSJ.com, which offers both free and premium content, averaged more than 65 million visits per month on average for the 12 months ended December 31, 2012 according to Adobe Omniture, and includes local language editions in Chinese, Japanese, German, Spanish, Portuguese, Bahasa and Korean. Print and digital products under the WSJ brand include:

Print: The Wall Street Journal (including its Asia and Europe editions), The Wall Street Journal Sunday, and WSJ.Magazine.

Digital: WSJ.com (includes CIO Journal and CFO Journal), WSJ.com international sites (asia.WSJ.com, Europe.WSJ.com, WSJ.de (Germany), cn.WSJ.com (China), jp.WSJ.com (Japan), kr.wsj.com (Korea), indo.wsj.com (Indonesia), india.wsj.com and Latin American and Brazil local language sites available through WSJ.com).

Video: WSJ Live (live and on-demand news online through WSJ.com and other platforms including Internet-connected TV and set-top boxes).

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Barron’s. Barron’s is available in print, online at Barrons.com, and on electronic reader and mobile devices, and delivers news, analysis, investigative reporting, company profiles and insightful statistics for investors and others interested in the investment world. Print and digital products under the Barron’s brand include:

Print: Barron’s (weekly magazine with an average paid weekly circulation of approximately 305,000 for the six months ended December 31, 2012 based on AAM data).

Digital: Barrons.com (offers both free and premium content providing in-depth analysis and commentary on the markets, updated every business day online, along with alerts and tools) and Barron’s iPad application (paid app which resembles the website). Barrons.com had more than 170,000 paid subscribers on average for the 12 months ended December 31, 2012.

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The Wall Street Journal Digital Network. WSJDN comprises business and financial news websites and mobile applications. WSJDN had nearly 1.4 million paid subscribers on average for the 12 months ended December 31, 2012 and, during that same period, averaged more than 126 million visits per month with more than 530 million page views per month according to Adobe Omniture. In addition to WSJ.com and Barrons.com, discussed above, WSJDN includes MarketWatch, AllThingsD and related services.

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Marketwatch.com. Marketwatch.com is an investing and financial news website targeting active investors. It also provides real-time commentary and investment tools and data. Products include an iPad application (paid application), MarketWatch Mobile (free iPhone application and mobile site), MarketWatch Premium Newsletter (paid newsletters on a variety of investing topics), Big Charts (free investment charting website) and Virtual Stock Exchange (free stock simulation game through the website). MarketWatch.com averaged nearly 33 million visits per month for the 12 months ended December 31, 2012 according to Adobe Omniture.

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AllThingsD.com. AllThingsD.com is a personal technology site that features breaking technology news, in-depth coverage of Silicon Valley and the media industry, and product reviews and analysis. Since 2003, the annual D: All Things Digital conference has brought together influential figures in the digital, technology and media industries.

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Dow Jones Local Media. The Dow Jones Local Media business publishes community-focused print publications – including eight general interest daily newspapers – and related local web sites in California, Maine, Massachusetts, New Hampshire, New York, Oregon and Pennsylvania. The Dow Jones Local Media business also publishes 13 weekly newspapers, performs commercial printing at its five printing locations and offers other products and services. We are currently exploring the possible sale of the Dow Jones Local Media business.

Dow Jones products targeting enterprise customers combine news and information with technology and tools designed to inform decisions and to aid awareness, research and understanding. As our solutions are increasingly integral to the success of these customers, we expect to sustain strong retention rates by providing high levels of service and continued innovation through news, data and tools that meet their specific needs. These products include the following:

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Factiva. Factiva is a leading provider of global business content, built on an archive of important, original publishing sources. This combination of business news and information, plus sophisticated tools, helps professionals find, monitor, interpret and share essential information. As of February 28, 2013, there were approximately 1.15 million activated Factiva users, including both institutional and individual accounts. Many of the institutional accounts have multiple individual users. Factiva offers content from over 35,000 global news and information sources from over 200 countries and in 28 languages. Thousands of our sources are not available for free on the Internet and more than 3,700 sources make information available via Factiva on or before the date of publication by the source. Factiva leverages complex metadata extraction and text-mining to help our customers build precise searches and alerts to access and monitor this data.

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Dow Jones Newswires. Dow Jones Newswires distributes real-time business news, information, analysis, commentary and statistical data to financial professionals and investors worldwide. It publishes over 19,000 news items in 13 languages each day via terminals and trading platforms reaching hundreds of thousands of financial professionals. This content also reaches millions of individual investors via customer portals and intranets of brokerage and trading firms, as well as digital media publishers.

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Dow Jones Sales & Trading. Dow Jones Sales & Trading products provide traders, analysts and risk managers with low latency, corporate and economic news and data feeds for algorithmic trading models. We also make archives available for model back-testing. Products include Dow Jones Elementized Newsfeed and Dow Jones News & Archives for Algorithmic Applications.

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Dow Jones Private Equity & Venture Capital. Dow Jones Private Equity & Venture Capital products provide news and comprehensive data on venture and private-equity backed private companies, and their investors, to help venture capitalists, financial professionals and other service providers identify deal and partnership opportunities, perform comprehensive due diligence and examine trends in venture capital investment, fund-raising and liquidity. Products include VentureSource, LP Source, VentureWire, Private Equity Analyst and LBO Wire.

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Risk and Compliance. Dow Jones Risk and Compliance products provide data solutions for customers focused on anti-corruption, anti-money laundering and monitoring embargo and sanction lists. Our solutions allow customers to filter their business transactions against our data to identify regulatory, corporate and reputational risk, and request follow-up due diligence reports. Products include Dow Jones Watchlist, Dow Jones Anti-Corruption, Dow Jones Sanction Alert and Dow Jones Due Diligence.

News Limited

News Limited is the largest general news provider in Australia by readership and circulation, owning over 120 newspapers covering a national, regional and suburban footprint. Its daily, Sunday, weekly and bi-weekly newspapers account for more than 63% of the total circulation of newspapers in Australia, and its Sunday newspaper network is read by approximately 4.7 million Australians every week. In addition, its digital mastheads and other websites are among the leading digital properties in Australia based on monthly site visits. News Limited’s news portfolio includes:

•	The Australian (National). The Australian is published Monday through Saturday. Average paid circulation for the year ended December 31, 2012 was approximately 152,000.

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The Daily Telegraph and The Sunday Telegraph (Sydney). The Daily Telegraph is published Monday through Saturday. Average paid circulation for the year ended December 31, 2012 was approximately 337,000 for The Daily Telegraph and 605,000 for The Sunday Telegraph.

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Herald Sun and Sunday Herald Sun (Melbourne). Herald Sun is published Monday through Saturday. Average paid circulation for the year ended December 31, 2012 was approximately 460,000 for Herald Sun and 528,000 for Sunday Herald Sun.

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The Courier Mail and The Sunday Mail (Brisbane). The Courier Mail is published Monday through Saturday. Average paid circulation for the year ended December 31, 2012 was approximately 199,000 for The Courier Mail and 451,000 for The Sunday Mail.

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The Advertiser and Sunday Mail (Adelaide). The Advertiser is published Monday through Saturday. Average paid circulation for the year ended December 31, 2012 was approximately 181,000 for The Advertiser and 268,000 for Sunday Mail.

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A large number of community newspapers, including Manly Daily, the only daily community newspaper in Australia, Northern Times and Guardian Messenger, as well as leading regional publications, including the Gold Coast Bulletin.

News Limited has launched paid-for digital platforms for The Australian and Herald Sun websites and plans to implement digital subscription models for other Australian mastheads in the upcoming year. News Limited’s broad portfolio of digital properties also comprises a number of other premier assets, including leading general interest sites in Australia such as news.com.au, which provides business, entertainment, lifestyle, news and sports information, taste.com.au, a leading food and recipe site, and kidspot.com.au, a leading parenting website. Other digital media assets include a 50% stake in CareerOne.com.au (a joint venture with Monster.com), a 50% stake in carsguide.com.au (a joint venture with a consortium of leading car dealers), an 89.5% stake in the SportingPulse (which supplies a scheduling tool for sports organizations), and 100% of Business Spectator and Eureka Report (online business and investment news and commentary services).

News International

NI publishes The Sun, The Times and The Sunday Times, which are leading newspapers in the U.K. Sales of these three titles account for approximately one-third of all national newspaper sales in the U.K. NI also distributes content through thesun.co.uk, thetimes.co.uk and thesundaytimes.co.uk. Revenue is derived primarily from advertising and subscriptions to our print and digital products. NI’s newspapers (except some Saturday and Sunday supplements) are printed at world-class printing facilities in England, Scotland and Ireland. NI also generates revenue by providing third party printing services through these facilities and is now the largest contract printer in the U.K. In addition, NI has developed a portfolio of highly complementary ancillary product offerings, including Sun Bingo, the U.K.’s largest online bingo platform, as well as newer products such as Sunday Times Driving, a digital classified offering, and The Times Whisky Club, which supplies premium products and accompanying editorial content.

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The Sun. The Sun newspaper is published Monday through Saturday and on Sunday as of February 2012. Based on National Readership Survey data for the six months ended December 31, 2012, The Sun is the most read national newspaper in the U.K., with an average issue readership of approximately 6,700,000 Monday through Saturday for The Sun and 5,900,000 for The Sun on Sunday. Average paid circulation for the year ended December 31, 2012 was approximately 2,524,000 for The Sun and 2,243,000 for The Sun on Sunday. The Sun iPad edition is expected to launch in mid-2013.

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The Times. The Times newspaper is published Monday through Saturday with an average issue readership of approximately 1.3 million for the six months ended December 31, 2012 based on National Readership Survey data. Average paid circulation for the year ended December 31, 2012 was approximately 404,000. The Times is also distributed through online and mobile applications. As of December 31, 2012 The Times had approximately 140,000 paid print subscribers and 128,000 paid digital subscribers. NI also publishes The Times Literary Supplement, a weekly literary review.

•	The Sunday Times. The Sunday Times is the largest broadsheet Sunday newspaper in the U.K. with an average issue readership of approximately 2.5 million for the six months ended December 31, 2012 based on National Readership Survey data. Average paid circulation for the year ended December 31, 2012 was approximately 921,000. The Sunday Times is also distributed through online and mobile applications. As of December 31, 2012, The Sunday Times had approximately 169,000 paid print subscribers and 115,000 paid digital subscribers.

New York Post

The New York Post (the “Post”) is the oldest continuously published daily newspaper in the U.S., with a focus on coverage of the New York metropolitan area. The print version of the Post is primarily distributed in New York and throughout the Northeast, as well as Florida and California. The Post provides a variety of general interest content ranging from breaking news to business analysis, and is known in particular for its comprehensive sports coverage, famous headlines and its iconic Page Six section, an authority on celebrity news. The Post’s digital platforms feature all the sections of the print version as well as continually updated breaking news and other content and extend the reach of the Post to a national audience. For the twelve month period ended December 31, 2012, average weekday circulation, including digital editions, was approximately 525,000. The Post is printed in a printing facility in the Bronx, New York and uses third party printers in its other markets in the U.S. Our Community Newspaper Group also owns several local newspapers and other publications distributed in the New York metropolitan area.

News America Marketing Group

NAMG is a leading provider of coupon promotions, special offers and other direct consumer marketing solutions through a network of over 1,700 publications, 50,000 retail stores and 300 partner sites including SmartSource.com as well as through the expanding app, SmartSource Xpress for iPad and iPhone. NAMG offers direct consumer marketing solutions for companies that include consumer packaged goods manufacturers, financial services, pharmaceutical manufacturers, quick-service and casual restaurants, retailers and other marketers in the U.S. and Canada. NAMG has developed broad, long-standing relationships with many well-known brands, including Procter & Gamble, General Mills, Kraft, GlaxoSmithKline, Walmart, Kroger, American Express, Target, Loblaws, Citibank and DirectTV.

NAMG’s marketing solutions are available via multiple distribution channels, including newspapers, in-store and digital, primarily under the SmartSource brand name. NAMG provides customers with “one-stop shopping” for their direct-to-consumer marketing needs through its three primary business areas:

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Free-Standing Inserts: Free-standing inserts are multiple-page marketing booklets containing coupons, rebates and other consumer offers, which are distributed to consumers through insertion primarily into local Sunday newspapers. NAMG is one of the two largest publishers of free-standing inserts in the U.S. Advertisers, primarily packaged goods companies, pay NAMG to produce free-standing inserts, often on an exclusive basis within their product category. NAMG contracts with and pays, newspaper publishers, among others, to include the free-standing inserts in their papers. NAMG’s free-standing insert products are distributed 43 times a year to over 74 million households.

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In-Store Advertising and Merchandising: NAMG is a leading provider of in-store marketing products and services, primarily to consumer packaged goods manufacturers. NAMG’s marketing products include: at-shelf advertising such as coupon, information and sample-dispensing machines as well as container, floor and shopping-cart advertising, among others, and are found in more than 50,000 supermarkets, drug stores, dollar stores, office supply stores and mass merchandisers across North America. NAMG also provides in-store merchandising, including instant-redeemable coupons, on-pack stockers, shipper assembly, display set-up and refilling, shelf management and new product cut-ins.

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SmartSource Digital: SmartSource Digital manages NAMG’s portfolio of database and electronic-marketing solutions. The database-marketing business, branded SmartSource Direct, provides direct-mail solutions via access to a national network of retailer frequent-shopper card databases offering information on the purchase behavior of more than 100 million cardholders. The SmartSource Savings

Network, which includes SmartSource.com and SmartSource Xpress, encompasses all of NAMG’s electronic couponing and sampling solutions accessed through the web, mobile and tablet-based programming and reaches an audience of more than 85 million consumers.

NAMG’s programs have key advantages when compared to other marketing options available to packaged goods companies, retailers and other marketers. NAMG offers cost-effective programs that reach a national audience of engaged consumers who are actively seeking coupons or discounts and who are at a critical moment in their purchase decision. By delivering an immediate incentive or brand message to shoppers as they are making brand decisions, free-standing inserts and in-store advertising have an advantage over other mass media such as radio and television.

Competition

Our news and information services products compete with a wide range of media businesses, including both print publications and digital media and information services.

Our newspapers, magazines and digital publications compete for readership and advertising with local and national newspapers, web and application-based media, social media sources and other traditional media such as television, magazines and radio. Competition for print and digital subscriptions is based on the news and editorial content, subscription pricing, cover price and, from time to time, various promotions. Competition for advertising is based upon advertisers’ judgments as to the most effective media for their advertising budgets, which is in turn based upon various factors including circulation volume, readership levels, audience demographics, advertising rates and advertising effectiveness results. In recent years, the newspaper industry has experienced difficulty increasing or maintaining circulation volume and revenue due to, among other factors, increased competition from new media formats and sources and shifting preferences among some consumers to receive all or a portion of their news from sources other than a newspaper, including digital sources available free of charge to consumers. We believe that these changes will continue to pose opportunities and challenges within the newspaper industry, and that we are well positioned to continue to benefit from the transition to digital consumption. We plan to leverage our global reach and brand recognition and our proprietary technology to expand our digital offerings, many of which are in early stages and have significant potential for growth.

Dow Jones’ business targeting enterprise customers also competes with select information service providers across its various product offerings. Dow Jones Newswires competes with other global financial newswires, including Thomson Reuters and Bloomberg L.P., as well as many Internet-based providers of financial news and information. Factiva competes with various business information service providers, such as LexisNexis, as well as various Internet-based information search services.

NAMG competes against other providers of advertising, marketing and merchandising products and services, including those that provide promotional or advertising inserts, direct mailers of promotional or advertising materials, providers of point-of-purchase and other in-store programs, other merchandising services companies and providers of savings and/or grocery-focused digital applications. Competition is based on, among other things, rates, availability of markets, quality of products and services provided and their effectiveness, rate of coupon redemption, store coverage and other factors. We believe that NAMG’s large reach of over 74 million households for its free-standing inserts and 50,000 retail outlets for its in-store advertising, provides significantly broader consumer access than many of its competitors.

CABLE NETWORK PROGRAMMING

Our Cable Network Programming segment consists of FOX SPORTS Australia, the leading sports programming provider in Australia based on total subscribers. FOX SPORTS Australia is focused on live national and international sports events and provides featured original and licensed premium sports content tailored to the Australian market, including live sports such as National Rugby League, the domestic football league, English Premier League, Australian and international cricket, as well as the NFL. FOX SPORTS Australia offers seven standard definition television channels, high definition versions of five of those channels, an interactive viewing application and one IPTV channel. Its channels consist of FOX SPORTS 1, FOX SPORTS 2, FOX SPORTS 3, FOX FOOTY, FOX SPORTS NEWS, FUEL TV and SPEED that broadcast an average of 23 hours of live sports per day reaching FOXTEL, Telstra and Optus subscription television customers. FOX SPORTS Australia is distributed via longstanding carriage agreements with pay-TV providers (mainly Foxtel) in Australia and generates revenue primarily through affiliate fees payable under these carriage agreements, as well as advertising sales. FOX SPORTS Australia’s access to compelling local and international sports programming, as well as its production of high-quality original sports content has made it the leading sports programming provider in Australia.

FOX SPORTS Australia has made technological advances in recent years, becoming the first TV network ever to feature a live 3D sporting event in Australia on May 24, 2010. FOX SPORTS Australia also operates foxsports.com.au, a leading general sports website in Australia, and offers an IPTV channel and several interactive mobile and tablet applications that extend the reach of our content across multiple new platforms.

Prior to November 2012, we owned a 50% interest in FOX SPORTS Australia, which we accounted for as an equity investment. In November 2012, we acquired CMH, a media investment company that owned the remaining 50% interest in FOX SPORTS Australia. As a result of the CMH acquisition, our ownership interest in FOX SPORTS Australia increased to 100% and accordingly, the results of FOX SPORTS Australia are included within a new Cable Network Programming segment beginning in November 2012.

Competition

FOX SPORTS Australia competes primarily with ESPN, the FTA channels and certain telecommunications companies in Australia.

DIGITAL REAL ESTATE SERVICES

Our Digital Real Estate Services segment consists of our 61.6% interest in REA, a publicly-traded company on ASX (ASX: REA) that is a leading digital advertising business specializing in real estate services. Established in Melbourne in 1995, REA owns and operates Australia’s number one residential and commercial property websites, realestate.com.au and realcommerical.com.au, as well as the market-leading Italian property site, casa.it, and other property sites and apps across Europe and in Hong Kong. REA is used by approximately 21,000 agents, and REA’s flagship sites realestate.com.au and realcommercial.com.au have approximately 19.4 million visits each month combined based on Nielsen average monthly total traffic ratings for the six months ended December 31, 2012.

REA’s Australian operations include realestate.com.au, a residential real estate service, realcommercial.com.au, a commercial real estate service and REA Media. Realestate.com.au derives the majority of its revenue via residential monthly advertising subscriptions and advertising listing upgrades from real estate offices. Agents subscribing to the website may upload unlimited listings for sale or rent and purchase a selection of upgrade products to increase the prominence of their listings on the site. Additionally, realestate.com.au offers a variety of targeted products, including brand-building services for real estate agents. Realcommercial.com.au generates revenue through three main sources, agent subscription revenue, agent branding revenue and listing revenue. REA Media offers unique advertising opportunities on both realestate.com.au and realcommercial.com.au, as well as via mobile ad placements. Its revenue is generated primarily from commercial developers and banks / financial institutions which benefit from being able to target REA’s substantial audience base.

REA’s other operations include property sites in Italy, Luxembourg, France, Germany and Hong Kong. Casa.it, with approximately 7.1 million visits each month based on Nielsen average monthly total traffic ratings for the six months ended December 31, 2012, is Italy’s leading residential property site. Casa.it’s award winning social media strategy saw it named one of the 10 most popular brands in Italy. Squarefoot.com.hk is REA’s English and Chinese language property site in Hong Kong with approximately 269,000 unique browsers monthly. The atHome business operates the number one property site in Greater Luxembourg as well as sites in France and Germany.

REA continuously invests in new technology and capabilities that enable it to offer its customers innovative solutions, such as its new Diamond premium subscription package which allows real estate agents to connect and streamline their marketing across a broad range of digital channels including the Internet, mobile applications and social media. REA has leveraged these value-added products to generate increased revenue per customer.

Competition

REA competes primarily with other real estate websites in its geographic markets, including domain.com.au in Australia.

BOOK PUBLISHING

Our Book Publishing segment consists of HarperCollins Publishers (“HarperCollins”), one of the largest English-language consumer publishers in the world based on global revenue, with operations in the U.S., the U.K., Canada, Australia, New Zealand and India. HarperCollins publishes and distributes consumer books globally through print, digital and audio formats. Our digital formats include electronic books for devices such as the Apple iPad, Amazon’s Kindle, Google’s Nexus and Barnes & Noble’s NOOK as well as audio downloads for smartphones and MP3 players. HarperCollins owns over 60 branded imprints and a catalog which comprises approximately 100,000 SKUs, approximately 30,000 of which are available in e-book formats. HarperCollins publishes fiction and nonfiction, with a focus on general, children’s and religious content. In July 2012, HarperCollins completed its acquisition of Thomas Nelson, Inc. (“Thomas Nelson”), a leading publisher in the Christian publishing market. Additionally, in the U.K., HarperCollins publishes titles for the equivalent of the K-12 educational market.

HarperCollins is rapidly transitioning from print production to digital with leading e-book offerings. As of December 31, 2012, HarperCollins offered approximately 30,000 e-book titles, which accounted for approximately 14% of global revenues in the quarter (up from approximately 10% in the prior year period). Nearly all of our titles published in the last four years, as well as the majority of our entire catalog, are available in electronic reader and tablet formats. With the rapid adoption of electronic formats by consumers, HarperCollins is publishing many titles in digital formats before, or instead of, publishing a print edition. For example, through its popular romance imprint, Avon, HarperCollins launched a “digital-first” series which releases one new title per week in the romance category. The series has already generated three New York Times electronic bestsellers since its launch.

During fiscal 2012, HarperCollins U.S. had 144 titles on the New York Times bestseller list, with 17 titles hitting number one, including American Sniper by Chris Kyle with Scott McEwen and Jim DeFelice, The Pioneer Woman Cooks: Food from My Frontier by Ree Drummond, Act Like a Lady, Think Like a Man by Steve Harvey, The Capture of the Earl of Glencrae by Stephanie Laurens, Loving by Karen Kingsbury, Divergent by Veronica Roth, If You Give a Dog a Donut by Laura Numeroff, Pete the Cat and His Four Groovy Buttons by Eric Litwin, Insurgent by Veronica Roth, Pete the Cat: Rocking in My School Shoes by Eric Litwin, The Night Before Christmas by Clement C. Moore, The Power of Six by Pittacus Lore, Every Thing On It by Shel Silverstein, Pinkalicious and the Pink Pumpkin by Victoria Kann, Fancy Nancy and the Mermaid Ballet by Jane O’Connor, One Direction: Dare to Dream by One Direction and The Fame Game by Lauren Conrad.

HarperCollins derives its revenue from the sale of print and digital books to a customer base that includes global technology companies, traditional brick and mortar booksellers, wholesale clubs and discount stores, including Amazon, Apple, Barnes & Noble and Tesco. As our digital products continue to account for more of our business, we expect to benefit from increased profit contribution and improved working capital dynamics due to diminishing physical plant requirements, inventory and returns related to our print business as well as faster payments for e-books.

Competition

The book publishing business operates in a highly competitive market that is quickly changing and continues to see technological innovations, including electronic book devices sold by Amazon, Apple, Google and Barnes & Noble. HarperCollins competes with other large publishers, such as Random House, Penguin Group, Simon & Schuster and Hachette Livre, as well as with numerous smaller publishers, for the rights to works by well-known authors and public personalities; competition could also come from new entrants, since barriers to entry in book publishing are low. In addition, HarperCollins competes for readership with other media formats and sources. We believe HarperCollins is well positioned in the evolving book publishing market with significant size and brand recognition across multiple categories and geographies and as an early adopter of the digital model, where it is an industry leader with approximately 30,000 e-book titles. Furthermore, HarperCollins is a leader in children’s and religious books, categories which have been less impacted by the transition to digital consumption.

OTHER

The Other segment includes Amplify, our digital education business, and general corporate overhead expenses.

Amplify

In July 2012, we launched Amplify, the brand for our education business. Amplify is dedicated to improving K-12 education by creating digital products and services that empower teachers, students and parents in new ways. Amplify is focused on transforming teaching and learning by creating and scaling digital innovations in three areas:

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Amplify Insight: Amplify’s successful analytics and assessment business, which operates under the brand Wireless Generation, commenced operations in 2000 and was acquired by Parent in 2010. Wireless Generation’s offerings include student assessment tools and analytic technologies, intervention programs, enterprise education information systems, and professional development and consulting services. Key products include mClassTM, a suite of products that enable teachers to easily and quickly monitor individual and class progression through standards and access detailed analysis, custom grouping and instructional planning tools. Through Wireless Generation, Amplify products serve over 200,000 educators and 3 million students in all 50 states, including approximately 40% of the top 200 school districts based on student enrollment.

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Amplify Learning: Amplify’s nascent digital curriculum business is developing new content in English Language Arts, Science and Math, including software that will combine interactive, game-like experiences with rigorous analytics, all driven by adaptive technologies that respond to individual students’ needs as they evolve. Amplify Learning’s digital curriculum will incorporate the new Common Core State Standards that will be implemented in 45 states beginning with the 2014-2015 school year. Amplify launched pilots of its new digital English and Science curriculum for students in the middle grades during the 2013 fiscal year.

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Amplify Access: Amplify’s distribution platform business, which is developing new distribution and delivery mechanisms, consists of an open tablet-based distribution platform that will offer curated third-party as well as proprietary curricular and extracurricular content, sophisticated analytic capabilities, a tablet, and 4G connectivity through a subscription-based bundle optimized for the K-12 market to facilitate personalized instruction and enable anywhere, anytime learning. Amplify launched pilots of its new distribution platform for the classroom during the 2013 fiscal year.

Amplify’s digital products are or will generally be available on a subscription basis. We also expect to market and sell some supplemental print-based materials, as well as instructional and information technology-related services. In addition, while each of Amplify’s products will be available on a stand-alone basis, we also anticipate that we will have the ability to cross-sell products between our three business areas and offer bundled solutions to our customers.

Competition

Amplify competes with existing K-12 education publishers and content providers such as Pearson plc and McGraw-Hill Education, large platform companies such as Google, Apple, and Amazon that market their tablet or e-reader products for educational use, as well as a number of smaller content, analytics and distribution platform companies. We believe that Amplify’s capabilities across analytics and assessment, content and curriculum and distribution and delivery make it well-positioned to offer schools a unique integrated learning solution.

EQUITY INVESTMENTS

Foxtel

We and Telstra, an ASX-listed telecommunications company, each own 50% of Foxtel, the largest pay-TV provider in Australia. Foxtel has approximately 2.3 million subscribing households throughout Australia, or over 30% of the country’s population, as of December 31, 2012 through cable, satellite and IPTV distribution.

Foxtel delivers more than 200 channels (including standard definition channels, high definition versions of some of those channels, and audio and interactive channels) covering news, sport, general entertainment, movies, documentaries, music and children’s programming. Foxtel’s premium content includes FOX SPORTS Australia’s suite of sports channels such as FOX SPORTS 1, FOX SPORTS 2 and FOX SPORTS 3 and TV shows from HBO, FOX and Universal, among others. Foxtel also owns and operates 26 channels, including general entertainment and movie channels and sources an extensive range of movie programming through arrangements with major U.S. studios. Foxtel’s channels are distributed to subscribers via both Telstra’s hybrid fibrecoaxial cable network and a long-term contracted satellite platform provided by Optus. Foxtel offers limited versions of its services via broadband to the Xbox platform, Telstra’s T-Box platform, select Samsung televisions, a number of Virgin Australia aircraft, and mobile devices and tablets (including iPads and iPhones via FOXTEL Go), as well as via the Internet to personal computers. Foxtel customers are also able to access their electronic programming guide via their tablet, mobile devices and personal computers to remotely record programming.

For the six months ended December 31, 2012, under U.S. GAAP, Foxtel recorded revenues of $1.6 billion, net income before income taxes of $80 million, interest expense of $134 million and depreciation and amortization of $229 million, calculated before purchase accounting adjustments. Foxtel’s EBITDA, which is calculated by excluding interest expense and depreciation and amortization from net income before income taxes, was $443 million for the six months ended December 31, 2012, under U.S. GAAP. Management believes that EBITDA is an appropriate measure for evaluating the operating performance of this business for the reasons set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Segment Analysis” with respect to Segment EBITDA.

In the six months ended December 31, 2012, Foxtel’s average residential recurring subscription revenue per user, or ARPU, was $99 per month (as calculated by Foxtel), and its annualized residential subscriber churn rate based on data for the six months ended December 31, 2012 was 14.2% (as calculated by Foxtel). In addition, Foxtel had $2.1 billion of indebtedness outstanding as of December 31, 2012 (excluding $975 million of shareholder loans due to Telstra and us, which includes accrued interest payable of $56 million), and paid distributions of $57 million to us during the six months ended December 31, 2012. In November 2012, our stake in Foxtel increased from 25% to 50% as a result of the CMH acquisition.

We and Telstra each have the right to appoint one-half of the board of directors of Foxtel. In addition, we have the right to appoint the Chief Executive Officer and Chief Financial Officer of Foxtel, while Telstra has the right to terminate these officers.

Competition

Foxtel competes primarily with the three major commercial FTA networks and two major government-funded broadcasters in Australia for subscribers, as well as other pay-TV operators and IPTV providers. Foxtel provides a 200-plus channel selection with premium and exclusive content and a wide array of digital and mobile features that are not available to viewers on the FTA networks. Through innovations such as digital HD channels, the extension of pay-TV programming to mobile devices and the use of DVR and Electronic Program Guide technology, we believe Foxtel offers subscribers a compelling alternative to FTA TV and Foxtel’s other competitors.

Governmental Regulation

General

Various aspects of New News Corporation’s activities are subject to regulation in numerous jurisdictions around the world. New News Corporation believes that it is in material compliance with the requirements imposed by those laws and regulations described herein. The introduction of new laws and regulations in countries where New News Corporation’s products and services are produced or distributed (and changes in the enforcement of existing laws and regulations in those countries) could have a negative impact on the interests of New News Corporation.

Australian Media Regulation

New News Corporation’s subscription television interests are subject to Australia’s regulatory framework for the broadcasting industry. The key regulatory body for the Australian broadcasting industry is the Australian Communications and Media Authority (“ACMA”).

Key regulatory issues for subscription television providers include: (a) anti-siphoning restrictions—currently under the ‘anti-siphoning’ provisions of the Australian Broadcasting Services Act 1992 (Cth), subscription television providers are prevented from acquiring rights to televise certain listed events (for example, the Olympic Games and certain Australian Rules football and cricket matches) unless national and commercial television broadcasters have not obtained these rights 12 weeks before the start of the event, the rights to televise are also held by commercial television licensees who have rights to televise the event to more than 50% of the Australian population or the rights to televise are also held by one of Australia’s two major government-funded broadcasters; (b) the Broadcasting Services Act—this legislation may impact our ownership structure and operations and restrict our ability to take advantage of acquisition or investment opportunities including, for example, preventing us from exercising control of a commercial television broadcasting license, a commercial radio license and a newspaper in the same license area; and (c) Convergence Review—on April 30, 2012, the Minister for Broadband, Communications and the Digital Economy released the Final Report of a comprehensive review of Australia’s communications and media regulation in light of increasing convergence in media platforms. The report covered a number of broad areas, including media ownership laws, media content standards, the ongoing production and distribution of Australian and local content and the allocation of radio communications spectrum. In March 2013, legislation was passed in response to the Convergence Review that, among other things, reduced the license fees payable by FTA networks by 50%. Certain other proposed reforms that would have restricted our ability to make further acquisitions or to expand and grow our business were withdrawn and did not become law. No legislation has yet been introduced removing the prohibition on an FTA network’s signal reaching greater than 75% of the Australian population; however, the Australian Government has indicated such legislation may be introduced in the future. Any attempt to reintroduce the proposed laws that were not passed or any other change in regulation arising out of the Convergence Review could adversely impact our Australian businesses.

U.K. Press Regulation

On July 13, 2011, Prime Minister David Cameron announced a two-part inquiry into the U.K. press and appointed Lord Justice Leveson as Chairman of the Inquiry. The inquiry was triggered by allegations of illegal voicemail interception at our former publication, The News of the World. Hearings opened on November 14, 2011 with respect to the first part of the inquiry, and Lord Justice Leveson published his report on November 29, 2012.

The report made recommendations on the future of press regulation and governance in the U.K., which have been the subject of debate in the U.K. parliament, as well as discussion both among newspaper groups (including NI) and the industry and the government.

On March 18, 2013, the U.K. Government published a draft Royal Charter on Self-Regulation of the Press which, if granted, would establish a Recognition Panel that would be responsible for recognizing, overseeing and monitoring a new press regulatory body. The new press regulatory body, a majority of the members of which would be independent of the industry, would be responsible for overseeing the U.K. press and would replace the existing Press Complaints Commission. The U.K. Government has also proposed legislation which would ensure that the Royal Charter could only be altered by a two-thirds majority of parliament. In addition to the Royal Charter and establishment of a new regulatory body, rules have been proposed which, if adopted, would result in publishers who do not participate in this new U.K. press regulatory system being potentially liable for exemplary damages in certain cases where such damages are not currently awarded. A new regulatory regime is supported by the primary political parties in the U.K. and is likely to be introduced. However, at this time it remains unclear what precise form the new regime will take and when it will come into force.

The new U.K. press regulatory body is likely to, among other things, introduce and oversee a revised press code, require members to implement appropriate internal governance processes and require self-reporting of any failures, provide a complaints handling service, have the ability to require publications to print corrections, have the power to investigate serious or systemic breaches of the press code and be able to levy fines. It may also introduce an arbitration service to resolve claims against publications. Changes may also be made to U.K. data protection legislation. If adopted, the proposed new regulatory regime may impose burdens on the print media that represent competitive disadvantages versus other forms of media and may increase the costs of compliance. A date has yet to be set for the second part of the inquiry.

Internet

The Children’s Online Privacy Protection Act of 1998 (“COPPA”) prohibits websites from collecting personally identifiable information online from children under age 13 without prior parental consent. The Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (“CAN-SPAM”) regulates the distribution of unsolicited commercial emails, or “spam.” Online services provided by New News Corporation may be subject to COPPA and CAN-SPAM requirements.

Federal regulators’ interest in issues of privacy, cybersecurity and data security has been steadily increasing. On February 23, 2012, the Obama administration issued a white paper on consumer data privacy that includes a Consumer Privacy Bill of Rights. The Obama administration is convening a multi-stakeholder process to implement the Bill of Rights through industry codes of conduct that would be enforceable by the Federal Trade Commission (“FTC”) and State Attorneys General. The Obama administration also announced it would work with Congress to implement these rights through legislation. On March 26, 2012, the FTC released a report on consumer privacy, which sets forth a detailed privacy framework and urges industry to accelerate the pace of adoption of self-regulatory measures, including more widespread adoption of a Do-Not-Track browser mechanism. The report also recommends that Congress consider baseline privacy legislation incorporating the principles articulated in the framework. A number of privacy and data security bills have been introduced in both Houses of Congress that address the collection, maintenance and use of personal information, web browsing and geolocation data, data security and breach notification requirements, and cybersecurity. Several Congressional hearings have examined privacy implications for online, offline and mobile data. Some state legislatures have already adopted legislation that regulates how businesses operate on the Internet, including measures relating to privacy, data security and data breaches. The industry released a set of self-regulatory online behavioral advertising principles in 2009, which have been implemented by web publishers, online advertisers and online advertising networks. In November 2011, these principles were extended to the use of online consumer data for purposes other than advertising. It is unclear whether these and other industry self-regulatory efforts alone will address the concerns expressed by some federal and state officials about the collection of anonymous data online or via mobile applications to serve targeted content and advertising. It is not possible to predict whether proposed privacy and data security legislation will be enacted or to determine what effect such legislation might have on New News Corporation’s business.

Foreign governments are raising similar privacy and data security concerns. In particular, the EU has proposed a new privacy regulation (the “EU Regulation”) that would replace the current Data Protection Directive, would tighten regulation of the collection, use and security of online data and would continue to restrict the trans-border flow of data. European industry has implemented a self-regulatory regime for online behavioral advertising that is largely consistent with the U.S. self-regulatory framework. The proposed EU Regulation will not be effective for at least three or four years and may undergo many changes before it is adopted. It is unclear how the final EU Regulation would affect New News Corporation’s business.

New News Corporation monitors pending legislation and regulatory initiatives to ascertain relevance, analyze impact and develop strategic direction surrounding regulatory trends and developments.

Education

The availability of funding for K-12 education is affected by changes in legislation, both at the federal and state level, as well as changes in the state procurement process. Future changes in federal funding and the state and local tax base could create an unfavorable environment, leading to budget issues resulting in a decrease in educational funding.

Intellectual Property

New News Corporation’s intellectual property assets include: copyrights in newspapers, books, television programming and other content and technologies; trademarks in names and logos; domain names; and licenses of intellectual property rights. In addition, its intellectual property assets include patents or patent applications for inventions related to its products, business methods and/or services, none of which are material to its financial condition or results of operations. New News Corporation derives value and revenue from these assets through, among other things, print and digital newspaper and magazine subscriptions and sales, the sale, distribution and/or licensing of print and digital books, the sale of subscriptions to its content and information services, the operation of websites and other digital properties and the distribution and/or licensing of its television programming to cable and satellite television services.

New News Corporation devotes significant resources to protecting its intellectual property in the U.S., the U.K., Australia and other foreign territories. To protect these assets, New News Corporation relies upon a combination of copyright, trademark, unfair competition, patent, trade secret and other laws and contract provisions. However, there can be no assurance of the degree to which these measures will be successful in any given case. Policing unauthorized use of New News Corporation’s products, services and content and related intellectual property is often difficult and the steps taken may not in every case prevent the infringement by unauthorized third parties of New News Corporation’s intellectual property. New News Corporation seeks to limit that threat through a combination of approaches, including pursuing legal sanctions for infringement, promoting appropriate legislative initiatives and international treaties and enhancing public awareness of the meaning and value of intellectual property and intellectual property laws. Piracy, including in the digital environment, continues to present a threat to revenues from products and services based on intellectual property.

Third parties may challenge the validity or scope of New News Corporation’s intellectual property from time to time, and such challenges could result in the limitation or loss of intellectual property rights. Irrespective of their validity, such claims may result in substantial costs and diversion of resources that could have an adverse effect on New News Corporation’s operations. Moreover, effective intellectual property protection may be either unavailable or limited in certain foreign territories. Therefore, New News Corporation engages in efforts to strengthen and update intellectual property protection around the world, including efforts to ensure the effective enforcement of intellectual property laws and remedies for infringement.

Raw Materials

As a major publisher of newspapers, magazines, free-standing inserts and books, New News Corporation utilizes substantial quantities of various types of paper. In order to obtain the best available prices, substantially all of New News Corporation’s paper purchasing is done on a regional, volume purchase basis, and draws upon major paper manufacturing countries around the world. New News Corporation believes that under present market conditions, its sources of paper supply used in its publishing activities are adequate.

Employees

As of December 31, 2012, we had approximately 24,000 employees, of whom approximately 9,000 were located in the U.S., 4,000 were located in the U.K. and 9,000 were located in Australia. Of our employees, approximately 7,000 were represented by various employee unions. The contracts with such unions will expire during various times over the next several years. We believe our current relationships with employees are generally good.

Properties

New News Corporation owns and leases various real properties in the U.S., Europe, Australia and Asia that are utilized in the conduct of its businesses. Each of these properties is considered to be in good condition, adequate for its purpose and suitably utilized according to the individual nature and requirements of the relevant operations. New News Corporation’s policy is to improve and replace property as considered appropriate to meet the needs of the individual operation.

United States

New News Corporation’s principal real properties in the U.S. are the following:

(a)	The U.S. headquarters of New News Corporation, located at 1211 Avenue of the Americas, New York, New York and the offices of New News Corporation located at 1185 Avenue of the Americas, New York, New York, each of which will be subleased from Parent. These spaces include the executive and corporate offices of New News Corporation, the executive and editorial offices of Dow Jones, the editorial offices of the Post, the executive offices of NAMG and the corporate offices of Amplify;

(b)	The leased offices of HarperCollins U.S. in New York, New York;

(c)	The leased office and warehouse facilities of HarperCollins U.S. in Scranton, Pennsylvania;

(d)	The owned office and warehouse facilities of Thomas Nelson in Nashville, Tennessee;

(e)	The printing plant of the Post located in Bronx, New York;

(f)	The leased offices of Wireless Generation in Brooklyn, New York; and

(g)	The office space campus owned by New News Corporation in South Brunswick, New Jersey.

Europe

New News Corporation’s principal real properties in Europe are the following:

(a)	The newspaper production and printing facilities for its U.K. newspapers, which consist of:

1.	The leased office space at each of Thomas More Square, London, England; Fleet House, Peterborough, England; Dublin, Ireland and Glasgow City Centre, Scotland; and

2.	The freehold interests in each of a publishing and printing facility in Broxbourne, England and printing facilities in Knowsley, England and North Lanarkshire, Scotland.

(b)	The leased headquarters and editorial offices of HarperCollins Publishers Limited in London, England;

(c)	The leased executive and editorial offices of Dow Jones in London, England; and

(d)	The leased warehouse and office facilities of HarperCollins Publishers Limited in Glasgow, Scotland.

Australia and Asia

New News Corporation’s principal real properties in Australia and Asia are the following:

(a)	The Australian newspaper production and printing facilities which consist of:

1.	New News Corporation-owned print center and office building in Sydney, Australia at which The Australian, the Daily Telegraph and The Sunday Telegraph are printed and published;

2.	New News Corporation-owned print center and the leased office facility in Melbourne, Australia at which Herald-Sun and the Sunday Herald-Sun are printed and published;

3.	New News Corporation-owned print center and office building in Adelaide, Australia utilized in the printing and publishing of The Advertiser and The Sunday Mail;

4.	New News Corporation-owned print center and office building in Brisbane, Australia at which The Courier Mail and Sunday Mail are printed and published;

5.	The two New News Corporation-owned buildings in Perth, Australia used to print and publish The Sunday Times; and

(b)	The leased office space of Dow Jones in Hong Kong.

Legal Proceedings

We routinely are involved in legal proceedings, claims and governmental inspections or investigations, or other legal matters, arising in the ordinary course of our business.

U.K. Newspaper Matters

On July 19, 2011, a purported class action lawsuit captioned Wilder v. News Corp., et al. was filed on behalf of all purchasers of Parent’s common stock between March 3, 2011 and July 11, 2011, in the U.S. District Court for the Southern District of New York. The plaintiff brought claims under Section 10(b) and Section 20(a) of the Securities Exchange Act, alleging that false and misleading statements were issued regarding alleged acts of voicemail interception at The News of the World. The suit named as defendants Parent, Rupert Murdoch, James Murdoch and Rebekah Brooks, and sought compensatory damages, rescission for damages sustained, and costs.

This litigation and certain other Parent stockholder lawsuits are all now before the same judge. On June 5, 2012, the court issued an order appointing the Avon Pension Fund (“Avon”) as lead plaintiff in the litigation and Robbins Geller Rudman & Dowd as lead counsel. Thereafter, on July 3, 2012, the court issued an order providing that an amended consolidated complaint was to be filed by July 31, 2012. Avon filed an amended consolidated complaint on July 31, 2012, which among other things, added as defendants our subsidiary, NI Group Limited, and Les Hinton, and expanded the class period to include February 15, 2011 to July 18, 2011. Defendants filed their motion to dismiss on September 25, 2012, and the parties have completed briefing on the motion. The motion is pending.

Parent and New News Corporation management believe these Parent stockholder claims are entirely without merit and intend to vigorously defend this action.

In addition, U.K. and U.S. regulators and governmental authorities continue to conduct investigations initiated in 2011 with respect to the U.K. Newspaper Matters. We, together with Parent, are cooperating with these investigations.

We have admitted liability in many civil cases related to the phone hacking allegations and have settled many cases. While additional civil lawsuits may be filed, we have also announced a private compensation scheme under which parties can pursue claims against us, and until April 8, 2013, additional civil claims may be brought under the compensation scheme.

We are not able to predict the ultimate outcome or cost of the civil claims or criminal matters. We incurred legal and professional fees related to the U.K. Newspaper Matters and costs for civil settlements totaling approximately $110 million and $90 million during the six months ended December 31, 2012 and 2011, respectively. As of December 31, 2012, we have provided for our best estimate of the liability for the claims that have been filed and costs incurred and have accrued approximately $70 million. It is not possible to estimate the liability for any additional claims that may be filed given the information that is currently available to us. If more claims are filed and additional information becomes available, we will update the liability provision for such matters.

We and Parent will agree in the separation and distribution agreement that Parent will indemnify us for payments made after the distribution date arising out of civil claims and investigations relating to the U.K. Newspaper Matters, subject to our compliance with certain agreements regarding Parent’s control over the civil U.K. Newspaper Matters and our consenting to settlements proposed by Parent, as well as legal and professional fees and expenses paid in connection with the criminal matters. The legal and professional fees and expenses and payments for settlements that we have incurred to date were in connection with the civil claims and investigations and criminal matters, and we generally will be indemnified by Parent for such costs that are paid after the distribution date. However, violations of law may result in criminal fines or penalties for which we will not be indemnified by Parent. It is possible that these proceedings and any adverse resolution thereof, including any fines or other penalties associated with any plea, judgment or similar result for which we will not be indemnified, could damage our reputation, impair our ability to conduct our business and adversely affect our results of operations and financial condition.

HarperCollins

Commencing on August 9, 2011, twenty-nine purported consumer class actions have been filed in the U.S. District Courts for the Southern District of New York and for the Northern District of California, which relate to the decisions by certain publishers, including HarperCollins Publishers L.L.C. (“HarperCollins”), to begin selling their eBooks pursuant to an agency relationship. The Judicial Panel on Multidistrict Litigation has transferred the various class actions to the Honorable Denise L. Cote in the Southern District of New York. On January 20, 2012, plaintiffs filed a consolidated amended complaint, again alleging that certain named defendants, including HarperCollins, violated the antitrust and unfair competition laws by virtue of the switch to the agency model for eBooks. The actions seek as relief treble damages, injunctive relief and attorney’s fees. On June 25, 2012, Judge Cote issued a scheduling order for the multi-district litigation going forward. Additional information about In re MDL Electronic Books Antitrust Litigation, Civil Action No. 11-md-02293 (DLC), can be found on Public Access to Court Electronic Records (PACER). While it is not possible to predict with any degree of certainty the ultimate outcome of these class actions, HarperCollins believes it was compliant with applicable antitrust and competition laws.

Following an investigation, on April 11, 2012, the Department of Justice (the “DOJ”) filed an action in the U.S. District Court for the Southern District of New York against certain publishers, including HarperCollins, and Apple, Inc. The DOJ’s complaint alleges antitrust violations relating to defendants’ decisions to begin selling eBooks pursuant to an agency relationship. This case was assigned to Judge Cote. Simultaneously, the DOJ announced that it had reached a proposed settlement with three publishers, including HarperCollins, and filed a Proposed Final Judgment and related materials detailing that agreement. Among other things, the Proposed Final Judgment requires that HarperCollins terminate its agreements with certain eBook retailers and places certain restrictions on any agreements subsequently entered into with such retailers. On September 5, 2012, Judge Cote entered the Final Judgment. A third party has filed a motion to intervene in the case for the purpose of appealing Judge Cote’s decision entering the Final Judgment to the U.S. Court of Appeals for the Second Circuit. Additional information about the Final Judgment can be found on the DOJ’s website.

Following an investigation, on April 11, 2012, 16 State Attorneys General led by Texas and Connecticut (the “AGs”) filed a similar action against certain publishers and Apple, Inc. in the Western District of Texas. On April 26, 2012, the AGs’ action was transferred to Judge Cote. On May 17, 2012, 33 AGs filed a second amended complaint. As a result of a memorandum of understanding agreed upon with the AGs for Texas and Connecticut, HarperCollins was not named as a defendant in this action. Pursuant to the terms of the memorandum of understanding, HarperCollins entered into a settlement agreement with the AGs for Texas, Connecticut and Ohio on June 11, 2012. By August 28, 2012, forty-nine states (all but Minnesota) and five U.S. territories had signed on to that settlement agreement. On August 29, 2012, the AGs simultaneously filed a complaint against HarperCollins and two other publishers, a motion for preliminary approval of that settlement agreement and a proposed distribution plan. On September 14, 2012, Judge Cote granted the AGs’ motion for preliminary approval of the settlement agreement and approved the AGs’ proposed distribution plan. Notice was subsequently sent to potential class members, and a fairness hearing took place on February 8, 2013 at which Judge Cote gave final approval to the settlement. The settlement will become effective once the March 11, 2013 deadline to appeal has passed and any potential appeal has been finally resolved. Once the settlement becomes effective, the final judgment will bar consumers from states and territories covered by the settlement from participating in the class actions.

While the settlement agreement with the AGs is still subject to final approval by the court, New News Corporation believes that the proposed settlement, as currently drafted, will not have a material impact on the results of operations or the financial position of New News Corporation. However, New News Corporation can make no assurances that the proposed settlement will receive final approval.

On October 12, 2012, HarperCollins received a Civil Investigative Demand from the Attorney General from the State of Minnesota. HarperCollins complied with the Demand on November 16, 2012 and is cooperating with that investigation. While it is not possible to predict with any degree of certainty the ultimate outcome of the inquiry, HarperCollins believes it was compliant with applicable antitrust laws.

The European Commission conducted an investigation into whether certain companies in the book publishing and distribution industry, including HarperCollins, violated the antitrust laws by virtue of the switch to the agency model for eBooks. HarperCollins settled the matter with the European Commission on terms substantially similar to the settlement with the DOJ. On December 13, 2012, the European Commission formally adopted the settlement.

Commencing on February 24, 2012, five purported consumer class actions were filed in the Canadian provinces of British Columbia, Quebec and Ontario, which relate to the decisions by certain publishers, including HarperCollins, to begin selling their eBooks in Canada pursuant to an agency relationship. The actions seek as relief special, general and punitive damages, injunctive relief and the costs of the litigations. While it is not possible to predict with any degree of certainty the ultimate outcome of these class actions, especially given their early stages, HarperCollins believes it was compliant with applicable antitrust and competition laws and intends to defend itself vigorously.

In July 2012, HarperCollins Canada, a wholly-owned subsidiary of HarperCollins, learned that the Canadian Competition Bureau (“CCB”) had commenced an inquiry regarding the sale of eBooks in Canada. HarperCollins currently is cooperating with the CCB with respect to its inquiry. While it is not possible to predict with any degree of certainty the ultimate outcome of the inquiry, HarperCollins believes it was compliant with applicable antitrust and competition laws.

On February 15, 2013, a purported class of independent bricks-and-mortar bookstores filed an action in the U.S. District Court for the Southern District of New York entitled The Book House of Stuyvesant Plaza, Inc, et. al. v. Amazon.com, Inc., et. al, which relates to the digital rights management protection (“DRM”) of certain publishers’, including HarperCollins’, e-books being sold by Amazon.com Inc. The case involves allegations that certain named defendants in the book publishing and distribution industry, including HarperCollins, violated the antitrust laws by virtue of requiring DRM protection. The action seeks declaratory and injunctive relief, reasonable costs and attorneys’ fees. While it is not possible to predict with any degree of certainty the ultimate outcome of this class action, HarperCollins believes it was compliant with applicable antitrust laws.

We are not able to predict the ultimate outcome or cost of the HarperCollins matters described above. During the six months ended December 31, 2012 and 2011, the legal and professional fees and settlements incurred in connection with these matters were not material, and as of December 31, 2012, we did not have a material accrual related to these matters.

Other

Our operations are subject to tax in various domestic and international jurisdictions and as a matter of course, we are regularly audited by federal, state and foreign tax authorities. We believe we have appropriately accrued for the expected outcome of all pending tax matters and do not currently anticipate that the ultimate resolution of pending tax matters will have a material adverse effect on our consolidated financial condition, future results of operations or liquidity.

Geographical Information

Our primary operations are located in North America, Australia and the U.K. For the fiscal years ended 2012, 2011, and 2010, we generated revenue of approximately $3.7 billion, $3.8 billion and $3.8 billion in North America, $2.8 billion, $2.9 billion and $2.5 billion in Australia and $1.7 billion, $2.0 billion and $2.0 billion in the U.K., respectively. For additional information about our geographical operations, see “Note 13 to the Combined Financial Statements of New News Corporation.”

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following table presents New News Corporation’s selected historical combined financial data as of December 31, 2012 and for the six months ended December 31, 2012 and 2011, and as of and for each of the fiscal years in the five-year period ended June 30, 2012. The selected historical combined financial data as of December 31, 2012 and for the six months ended December 31, 2012 and 2011 was derived from New News Corporation’s unaudited combined financial statements included elsewhere in this information statement. The selected historical combined financial data as of June 30, 2012 and 2011 and for each of the fiscal years in the three-year period ended June 30, 2012 was derived from New News Corporation’s audited combined financial statements included elsewhere in this information statement. The selected historical combined financial data as of June 30, 2010 and as of and for the fiscal years ended June 30, 2009 and 2008 was derived from New News Corporation’s unaudited combined financial statements that are not included in this information statement. In management’s opinion, the unaudited combined financial statements have been prepared on the same basis as the audited combined financial statements and include all adjustments, consisting only of ordinary recurring adjustments, necessary for a fair presentation of the information for the periods presented.

New News Corporation’s historical combined financial statements include certain expenses of Parent that were allocated to New News Corporation for certain functions, including general corporate expenses related to finance, legal, insurance, compliance, information technology and human resources activities. These costs may not be representative of the future costs New News Corporation will incur as an independent public company. In addition, New News Corporation’s historical financial information does not reflect changes that New News Corporation will experience in the future as a result of the distribution of New News Corporation by Parent, including changes in cost structure, personnel needs, tax structure, financing and business operations. Consequently, the financial information included here may not necessarily reflect New News Corporation’s financial position and results of operations in the future or what New News Corporation’s financial position and results of operations would have been had New News Corporation been an independent, publicly traded company during the periods presented.

	For the six months ended December 31,		For the years ended June 30,
	2012 (a)	2011 (a)	2012 (b)	2011 (b)	2010 (b)	2009 (c)	2008 (d)
			(in millions)
STATEMENT OF OPERATIONS DATA:
Revenues	$4,454	$4,390	$8,654	$9,095	$8,752	$8,338	$8,950
Net income (loss) attributable to New News Corporation	1,307	111	(2,075)	678	243	(2,365)	876

	As of December 31, 2012	As of June 30,
		2012	2011	2010	2009	2008
		(in millions)
BALANCE SHEET DATA:
Cash and cash equivalents	$741	$1,133	$2,022	$1,080	$844	$573
Total assets	16,561	13,090	17,008	14,326	14,776	18,962

(a)

See Notes 2 and 3 to the Unaudited Combined Financial Statements of New News Corporation for information with respect to significant acquisitions, restructuring charges and other transactions during the six months ended December 31, 2012 and 2011.

(b)

See Notes 3, 4, 5, 7 and 10 to the Combined Financial Statements of New News Corporation for information with respect to significant acquisitions, disposals, impairment charges, restructuring charges, legal settlements and other transactions during fiscal 2012, 2011 and 2010.

(c)

Fiscal 2009 results included non-cash impairment charges of approximately $3.1 billion ($2.8 billion, net of tax) consisting of a write-down of $2.4 billion of goodwill, a write-down of intangible assets of $0.5 billion and a write-down of fixed assets of $0.2 billion. In fiscal 2009, New News Corporation recorded restructuring charges of approximately $111 million consisting of $78 million recorded at the newspaper businesses and $33 million recorded at the book publishing business.
(d)

Fiscal 2008 results included New News Corporation’s acquisition of Dow Jones for consideration of approximately $5.7 billion. The consideration consisted of approximately $5.2 billion in cash, assumed net debt of $330 million and $200 million in equity instruments of Parent. In June 2008, New News Corporation sold a parcel of land it owned in the U.K., for total consideration of $163 million. The consideration at closing was comprised of $91 million in cash and a $72 million note, secured by the land, payable in three equal annual installments. New News Corporation recorded a pre-tax gain of $126 million on the transaction.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion and analysis presented below refer to and should be read in conjunction with the audited combined financial statements and related notes, the unaudited interim combined financial statements and related notes and the unaudited pro forma combined financial statements, each included elsewhere in this information statement. The following discussion may contain forward-looking statements that reflect our plans, estimates and beliefs. The words “believe,” “expect,” “anticipate,” “project,” and similar expressions, among others, generally identify “forward-looking statements,” which speak only as of the date the statements were made. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those made, projected or implied in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this information statement, particularly in “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.” We believe the assumptions underlying the combined financial statements are reasonable. However, the combined financial statements included herein may not necessarily reflect our results of operations, financial position and cash flows in the future or what they would have been had we been a separate, stand-alone company during the periods presented.

INTRODUCTION

The Proposed Distribution

On June 28, 2012, Parent announced its intent to pursue the separation of its business into two separate independent public companies, one of which will hold Parent’s global media and entertainment businesses and another which will hold the businesses comprising Parent’s newspapers, information services and integrated marketing services, digital real estate services, book publishing, digital education and sports programming and pay-TV distribution in Australia. On December 4, 2012, the board of directors of Parent authorized management to proceed with the proposed distribution, subject to the satisfaction or waiver of certain conditions and the board of directors’ ongoing consideration of the transaction and its final approval, which may not be granted.

To effect the distribution, Parent will first undertake the internal reorganization. Following the internal reorganization, Parent will distribute all of the shares of New News Corporation common stock to its stockholders on a pro rata basis. After the distribution, Parent will not own any equity interest in New News Corporation, and New News Corporation will operate independently from Parent. Parent’s stockholders will not be required to vote to effectuate the distribution. However, in order to effectuate the distribution in the manner discussed in this information statement, Parent will be required to amend its Restated Certificate of Incorporation, and Parent will hold a Special Meeting in connection therewith.

The internal reorganization and, in turn, the distribution, are subject to the satisfaction, or waiver by Parent, of a number of conditions. Additionally, Parent may determine not to complete the internal reorganization or the distribution if, at any time, the board of directors of Parent determines, in its sole and absolute discretion, that the distribution is not in the best interest of Parent or its stockholders or is otherwise not advisable.

Costs related to the distribution of approximately $28 million have been incurred by Parent for the six months ended December 31, 2012. These costs include accounting, legal, consulting and advisory fees. Parent has assumed all of these distribution costs incurred to date and Parent anticipates that it will be responsible for all similar costs incurred prior to the distribution.

Subsequent to the distribution, New News Corporation expects to incur expenditures consisting primarily of employee-related costs, costs to start up certain stand-alone functions, information technology systems and other transaction-related costs. Additionally, New News Corporation will incur costs as a result of becoming an independent, publicly-traded company, for transition services and from establishing or expanding the corporate support for its business, including information technology, human resources, treasury, tax, risk management, accounting and financial reporting, investor relations, governance, legal, procurement and other services. New News Corporation believes its cash flows from operations, together with its access to capital markets, will be sufficient to fund these corporate expenses.

As of the distribution date, Parent’s net investment in our company will be distributed to Parent’s stockholders through the distribution of all of the outstanding common stock of New News Corporation. In the distribution, Parent will distribute approximately [•] million outstanding shares of our Class A Common Stock having a par value of [$•] per share and approximately [•] million outstanding shares of our Class B Common Stock having a par value of [$•] per share. The number of outstanding shares of our common stock is based on the corresponding number of shares of Parent common stock outstanding at [•], which results in approximately [•] million shares of Class A Common Stock and [•] million shares of Class B Common Stock being distributed to holders of Parent common stock at the assumed distribution ratio.

Holders of our Class B Common Stock are entitled to one vote per share on all matters on which stockholders have the right to vote. Holders of our Class A Common Stock are entitled to vote together with the holders of our Class B Common Stock under a limited set of circumstances. Other than in those limited circumstances holders of our Class A Common Stock have no right to vote.

Following the distribution, as a result of their ownership of Parent Class B Common Stock immediately prior to the distribution, the Murdoch Family Trust, the K.R. Murdoch 2004 Revocable Trust, Mr. K. Rupert Murdoch, and certain members of Mr. K. Rupert Murdoch’s family, either directly or through a trust, will hold, in the aggregate, shares of our Class B Common Stock representing approximately [•]% of the outstanding shares of our Class B Common Stock, see “Description of Our Capital Stock”.

Basis of presentation

These combined financial statements were prepared on a stand-alone basis derived from the consolidated financial statements and accounting records of Parent. These statements reflect the combined historical results of operations, financial position and cash flows of Parent’s publishing businesses, its education division and other Australian assets in accordance with U.S. generally accepted accounting principles (“GAAP”). For ease of reference, these combined financial statements are collectively referred to as those of New News Corporation.

These financial statements are presented as if such businesses had been combined for all periods presented. All intercompany transactions and accounts within New News Corporation have been eliminated. The assets and liabilities in the combined financial statements have been reflected on a historical cost basis, as immediately prior to the separation all of the assets and liabilities presented are wholly-owned by Parent and are being transferred to the New News Corporation combined group at carry-over basis, although, New News Corporation’s investment in Sky Network Television Ltd. will be retained by Parent post-distribution. However, the investment in Sky Network Television Ltd. was sold in March 2013. The combined statements of operations include allocations for certain support functions that are provided on a centralized basis within Parent and not recorded at the business unit level, such as expenses related to finance, human resources, information technology, facilities, and legal, among others. Parent does not routinely allocate these costs to any of its business units. These expenses have been allocated to New News Corporation on the basis of direct usage when identifiable, with the remainder allocated on a pro rata basis of combined revenues, operating income, headcount or other measures of New News Corporation. Management believes the assumptions underlying the combined financial statements, including the assumptions regarding allocating general corporate expenses from Parent are reasonable. Nevertheless, the combined financial statements may not include all of the actual expenses that would have been incurred by New News Corporation and may not reflect New News Corporation’s combined results of operations, financial position and cash flows had it been a stand-alone company during the periods presented. Actual costs that would have been incurred if New News Corporation had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure.

The income tax benefit (expense) in the combined statements of operations has been calculated as if New News Corporation filed a separate tax return and was operating as a stand-alone business. Therefore, cash tax payments and items of current and deferred taxes may not be reflective of New News Corporation’s actual tax balances prior to or subsequent to the distribution.

Management’s discussion and analysis of financial condition and results of operations is intended to help provide an understanding of New News Corporation’s financial condition, changes in financial condition and results of operations for the fiscal periods presented. This discussion is organized as follows:

•

Overview of New News Corporation’s Business—This section provides a general description of New News Corporation’s businesses, as well as developments that occurred during fiscal 2012 or fiscal 2013 that New News Corporation believes are important in understanding its results of operations and financial condition or to disclose known trends.

•

Results of Operations—This section provides an analysis of New News Corporation’s results of operations for the six months ended December 31, 2012 and 2011 and for the three fiscal years ended June 30, 2012, respectively. This analysis is presented on both a combined and a segment basis. In addition, a brief description is provided of significant transactions and events that impact the comparability of the results being analyzed.

•

Liquidity and Capital Resources—This section provides an analysis of New News Corporation’s cash flows for the six months ended December 31, 2012 and 2011 and for the three fiscal years ended June 30, 2012, respectively, as well as a discussion of New News Corporation’s financial arrangements and outstanding commitments, both firm and contingent, that existed as of June 30, 2012.

•

Critical Accounting Policies—This section discusses accounting policies considered important to New News Corporation’s financial condition and results of operations, and which require significant judgment and estimates on the part of management in application. In addition, Note 2 to the accompanying Combined Financial Statements of New News Corporation summarizes New News Corporation’s significant accounting policies, including the critical accounting policy discussion found in this section.

OVERVIEW OF NEW NEWS CORPORATION’S BUSINESSES

New News Corporation manages and reports its businesses in the following five segments:

•

News and Information Services—The News and Information Services segment includes the global product offerings of The Wall Street Journal and Barron’s publications, The Wall Street Journal Digital Network (“WSJDN”) and New News Corporation’s suite of information services, including Dow Jones Newswires and Factiva. In addition to WSJ.com and Barrons.com, WSJDN includes MarketWatch, AllThingsD and related services. New News Corporation also owns, among other publications, The Australian, Herald Sun, The Daily Telegraph and The Courier Mail in Australia, The Times, The Sunday Times and The Sun in the U.K. and the New York Post in the U.S. This segment also includes the integrated marketing services business, News America Marketing Group (“NAMG”), a leading provider of free-standing coupon inserts, in-store marketing products and digital-savings marketing solutions. NAMG’s customers include many of the largest consumer packaged goods advertisers in the U.S. and Canada.

•

Cable Network Programming—The Cable Network Programming segment consists of FOX SPORTS Australia, the leading sports programming provider in Australia with seven standard definition television channels, high definition versions of five of these channels, an interactive viewing application and one IPTV channel and rights to live sporting events in Australia including: National Rugby League, the domestic football league, English Premier League, Australian and international cricket as well as the NFL. Prior to the November 2012 acquisition of the portion of FOX SPORTS Australia that it did not own, New News Corporation accounted for its investment in FOX SPORTS Australia under the equity method of accounting. New News Corporation now owns 100% of FOX SPORTS Australia and its results are included within this new segment.

•

Digital Real Estate Services—New News Corporation owns 61.6% of REA Group Limited (“REA”), a publicly traded company listed on ASX (ASX: REA) that is a leading digital advertising business specializing in real estate services. REA operates Australia’s largest residential property website, realestate.com.au, as well as Australia’s leading commercial property website, realcommercial.com.au. REA also operates a market-leading Italian property site, casa.it, and other property sites and apps across Europe and Hong Kong.

•

Book Publishing—The HarperCollins book publishing segment is one of the largest English-language consumer publishers in the world, with particular strengths in general fiction, nonfiction, children’s and religious publishing, and an industry leader in digital publishing. HarperCollins includes over 60 branded publishing imprints including Avon, Harper, HarperCollins Children’s Publishers, William Morrow and Christian publishers Zondervan and Thomas Nelson, and publishes works by well-known authors such as J.R.R. Tolkien, Paulo Coelho, Rick Warren and Agatha Christie and popular titles such as The Hobbit, Goodnight Moon and To Kill a Mockingbird.

•

Other—The Other segment primarily consists of Amplify, New News Corporation’s digital education business focused on the K-12 learning market, and general corporate overhead expenses. Amplify focuses on three areas of business: assessment and analytics; digital content and curriculum; and mobile distribution systems designed for education. Amplify Insight, Amplify’s assessment and analytics division, operates as Wireless Generation, Inc. (“Wireless Generation”), which commenced operations in 2000 and was acquired by Parent in fiscal 2011. Wireless Generation provides premium assessment and analytics services to enable real-time personalization of educational content. Through its Amplify Learning division, Amplify is creating innovative digital curricula for K-12 education designed to enhance teaching and learning in English Language Arts, Science and Math. Through its Amplify Access division, Amplify is developing an open, tablet-based education platform that integrates its existing assessment and analytics tools and services with its digital curricula as well as third-party content and interactive applications.

News and Information Services

Revenue at the News and Information Services segment is derived from the sale of advertising space, circulation and subscriptions, as well as licensing. Adverse changes in general market conditions for advertising may affect revenues. Circulation and subscription revenues can be greatly affected by changes in the prices of New News Corporation’s and/or competitors’ products, as well as by promotional activities.

Operating expenses include costs related to paper, production, distribution, editorial and commissions. Selling, general and administrative expenses include promotional expenses, salaries, employee benefits, rent and other routine overhead.

The News and Information Services segment’s advertising volume, circulation and the price of paper are the key variables whose fluctuations can have a material effect on New News Corporation’s operating results and cash flow. New News Corporation has to anticipate the level of advertising volume, circulation and paper prices in managing its businesses to maximize operating profit during expanding and contracting economic cycles. New News Corporation continues to be exposed to risks associated with paper used for printing. Paper is a basic commodity and its price is sensitive to the balance of supply and demand. New News Corporation’s expenses are affected by the cyclical increases and decreases in the price of paper. The News and Information Services segment’s products compete for readership and advertising with local and national competitors and also compete with other media alternatives in their respective markets. Competition for circulation and subscriptions is based on the content of the products provided, pricing and, from time to time, various promotions. The success of these products depends upon advertisers’ judgments as to the most effective use of their advertising budgets. Competition for advertising is based upon the reach of the products, advertising rates and advertiser results. Such judgments are based on factors such as cost, availability of alternative media, distribution and quality of readership demographics.

Like other newspaper groups, New News Corporation faces challenges to its traditional print business model from new media formats and shifting consumer preferences. New News Corporation is also exposed to the impact of long-term structural movements in advertising spending, in particular, the move in classified advertising from print to digital. These new media formats could impact New News Corporation’s overall performance, positively or negatively.

As a multi-platform news provider, New News Corporation recognizes the importance of maximizing revenues from new media, both in terms of paid-for content and in new advertising models, and continues to invest in its digital products. The development of technologies such as smartphones, tablets and similar devices and their related applications provides continued opportunities for New News Corporation to make its journalism available to a new audience of readers, introduce new or different pricing schemes, develop its products to continue to attract advertisers and/or affect the relationship between publisher and consumer. New News Corporation continues to develop and implement strategies to exploit its content in new media channels, including the introduction of digital subscriptions.

Cable Network Programming

The Cable Network Programming segment consists of FOX SPORTS Australia which offers the following channels: FOX SPORTS1, FOX SPORTS2, FOX SPORTS3, FOX FOOTY, FOX SPORTS NEWS, FUEL TV and SPEED. Revenue is derived from monthly affiliate fees received from cable television systems, direct broadcast satellite operators and other distribution systems based on the number of subscribers.

FOX SPORTS Australia competes primarily with ESPN, the FTA channels and certain telecommunications companies in Australia.

The most significant operating expenses of the Cable Network Programming segment are the acquisition and production expenses related to programming and the expenses related to operating the technical facilities of the broadcaster or cable network. Other expenses include promotional expenses related to improving the market visibility and awareness of the broadcaster or cable network and its programming. Additional expenses include sales commissions paid to the in-house advertising sales force, as well as salaries, employee benefits, rent and other routine overhead expenses.

Digital Real Estate Services

The Digital Real Estate Services segment sells listing and subscription services on its residential real estate and commercial property advertising sites. Significant expenses associated with these sites include development costs, advertising and promotional expenses, salaries, employee benefits and other routine overhead.

Consumers are increasingly turning to the Internet and mobile devices for real estate information. The Digital Real Estate Services segment’s success depends on its continued innovation to provide products and services that make its websites and mobile applications useful for consumers and real estate and mortgage professionals and attractive to its advertisers.

Book Publishing

The Book Publishing segment derives revenues from the sale of general fiction, nonfiction, children’s and religious books in the U.S. and internationally. The revenues and operating results of the Book Publishing segment are significantly affected by the timing of releases and the number of its books in the marketplace. The book publishing marketplace is subject to increased periods of demand in the summer months and during the end-of-year holiday season. This marketplace continues to change due to technical innovations, electronic book devices and other factors. Each book is a separate and distinct product, and its financial success depends upon many factors, including public acceptance.

Major new title releases represent a significant portion of the Book Publishing segment’s sales throughout the fiscal year. Print-based consumer books are generally sold on a fully returnable basis, resulting in the return of unsold books. In the domestic and international markets, the Book Publishing segment is subject to global trends and local economic conditions.

Operating expenses for the Book Publishing segment include costs related to paper, printing, authors’ royalties, editorial, art and design expenses. Selling, general and administrative expenses include promotional expenses, salaries, employee benefits, rent and other routine overhead.

The book publishing business has been affected in recent years by new electronic distribution methods and models and New News Corporation expects that electronic books will represent an increasing portion of book publishing revenues in coming years.

Other

The Other segment consists primarily of Amplify, New News Corporation’s digital education business and general corporate overhead expenses. Amplify focuses on three areas of business: assessment and analytics; digital content and curriculum; and mobile distribution systems designed for education. Significant expenses associated with New News Corporation’s digital education business include salaries, employee benefits and other routine overhead.

Other Business Developments

In July 2011, Parent announced that it would close its publication, The News of the World, after allegations of phone hacking and payments to public officials. As a result of Parent’s approval of the shutdown of The News of the World, Parent reorganized portions of the U.K. newspaper business and recorded restructuring charges in fiscal 2013 and 2012 primarily for termination benefits and certain organizational restructuring at the U.K. newspapers. (See Note 4 to the Combined Financial Statements of New News Corporation). Parent and New News Corporation are subject to several ongoing investigations by U.K. and U.S. regulators and governmental authorities relating to phone hacking, illegal data access and inappropriate payments to public officials at The News of the World and The Sun and related matters (the “U.K. Newspaper Matters”). New News Corporation, together with Parent, is cooperating with these investigations. In addition, New News Corporation has admitted liability in many civil cases related to the phone hacking allegations and has settled many cases. Parent created an independently-chaired Management & Standards Committee (the “MSC”) to ensure cooperation with all relevant investigations and inquiries into the U.K. Newspaper Matters and all other related issues. The MSC conducts its own internal investigation where appropriate. The MSC has an independent Chairman, Lord Grabiner QC, and reports directly to Gerson Zweifach, Senior Executive Vice President and Group General Counsel of Parent. Mr. Zweifach reports to the independent members of the Board of Directors of Parent (the “Parent Board”) through their representative Viet Dinh, an independent director and Chairman of Parent’s Nominating and Corporate Governance Committee. The independent directors of the Parent Board have retained independent outside counsel and are actively engaged in these matters. The MSC conducted an internal investigation of the three other titles at NI Group Limited (“News International”) and engaged independent outside counsel to advise it on these investigations and all other matters it handles. As a result of these matters, News International has instituted governance reforms and issued certain enhanced policies to its employees. (See Note 10 to the Combined Financial Statements of New News Corporation.)

In July 2011, New News Corporation acquired Kidspot.com.au Pty Limited, a pregnancy and parenting website, for approximately $50 million in cash.

In May 2012, New News Corporation sold its former U.K. newspaper division headquarters located in East London, which it relocated from in August 2010, for consideration of approximately £150 million (approximately $235 million), of which £25 million (approximately $39 million) was received on closing of the sale. The remaining £125 million (approximately $196 million) is in the form of a secured note and New News Corporation will receive £25 million (approximately $39 million) on May 31, 2013, and annually thereafter until May 31, 2017.

In May 2012, Foxtel, in which New News Corporation at the time owned a 25% interest, purchased Austar United Communications Ltd (“Austar”) to create a national subscription television service in Australia. The transaction was funded by Foxtel bank debt and Foxtel’s shareholders made pro rata capital contributions in the form of subordinated shareholder notes based on their respective ownership interest. New News Corporation’s share of the funding contribution was approximately $230 million. The subordinated shareholder note has a maximum term of 15 years, with interest payable on June 30th each year and at maturity. The subordinated shareholder note can be repaid in 10 years provided that Foxtel’s senior debt has been repaid. Upon maturity, the principal advanced will be repayable.

In July 2012, New News Corporation acquired Thomas Nelson, Inc. (“Thomas Nelson”), one of the leading Christian book publishers in the U.S., for approximately $200 million in cash.

In July 2012, New News Corporation acquired Australian Independent Business Media Pty Limited (“AIBM”) for approximately $30 million in cash. AIBM publishes a subscription-based online newsletter for investors and a business news and commentary website.

In November 2012, New News Corporation acquired Consolidated Media Holdings Ltd. (“CMH”), a media investment company that operates in Australia, for approximately $2 billion in cash and assumed debt of approximately $235 million. This acquisition supports New News Corporation’s strategic priority of acquiring greater control of investments that complement its portfolio of businesses. CMH owned a 25% interest in Foxtel through its 50% interest in FOX SPORTS Australia. FOX SPORTS Australia is the leading sports programming provider in Australia with seven standard definition television channels, high definition versions of five of these channels, an interactive viewing application and one IPTV channel and rights to live sporting events in Australia including: National Rugby League, the domestic football league, English Premier League, Australian and international cricket as well as the NFL. Foxtel is the largest pay-TV provider in Australia, serving approximately 2.3 million subscribing households in Australia, or over 30% of the country’s population. Foxtel’s 200-plus channel selection (which includes standard definition channels, high definition versions of some of those channels, and audio and interactive channels) provides premium and exclusive content and a wide array of digital and mobile features. The remaining 50% of Foxtel is owned by Telstra Corporation Limited, one of Australia’s leading telecommunications companies. The acquisition doubled New News Corporation’s stakes in FOX SPORTS Australia and Foxtel to 100% and 50%, respectively. Accordingly, the results of FOX SPORTS Australia are included within a new Cable Network Programming segment in New News Corporation’s combined results of operations beginning in November 2012. Prior to November 2012, New News Corporation accounted for its investment in FOX SPORTS Australia under the equity method of accounting. New News Corporation’s investment in Foxtel is accounted for under the equity method of accounting.

In March 2013, New News Corporation sold its 44% equity interest in SKY Network Television Ltd. for approximately $675 million and expects to record a gain on this transaction in the third quarter of fiscal 2013.

RESULTS OF OPERATIONS

Results of Operations—For the six months ended December 31, 2012 versus the six months ended December 31, 2011

The following table sets forth New News Corporation’s operating results for the six months ended December 31, 2012 as compared to the six months ended December 31, 2011.

	For the six months ended December 31,
	2012	2011	Change	% Change
	(in millions, except%)
Revenues:
Advertising	$2,204	$2,380	$(176)	(7)%
Circulation and Subscription	1,262	1,189	73	6%
Consumer	672	584	88	15%
Other	316	237	79	33%

Total Revenues	4,454	4,390	64	1%
Operating expenses	(2,686)	(2,585)	(101)	4%
Selling, general and administrative	(1,379)	(1,366)	(13)	1%
Depreciation and amortization	(254)	(239)	(15)	6%
Impairment and restructuring charges	(177)	(97)	(80)	82%
Equity earnings of affiliates	54	58	(4)	(7)%
Interest, net	29	30	(1)	(3)%
Other, net	1,255	(1)	1,256	* *

Income before income tax benefit (expense)	1,296	190	1,106	* *
Income tax benefit (expense)	32	(62)	94	* *

Net income	1,328	128	1,200	* *
Less: Net income attributable to noncontrolling interests	(21)	(17)	(4)	24%

Net income attributable to New News Corporation	$1,307	$111	$1,196	* *

**	not meaningful

Revenues—Revenues increased 1% for the six months ended December 31, 2012 as compared to the corresponding period of fiscal 2012, primarily due to the inclusion of revenues resulting from the acquisition of Thomas Nelson and the consolidation of FOX SPORTS Australia (the “Acquisitions”), of approximately $100 million and $53 million respectively, and higher U.K. newspapers revenues of approximately $70 million principally due to the inclusion of revenues from the launch of the Sunday edition of The Sun in February 2012. Also contributing to the revenue increases were higher advertising revenues at the Digital Real Estate Services segment of $29 million. These revenue increases were partially offset by lower revenues at the Australian newspapers of $165 million primarily reflecting lower newspaper advertising revenues principally due to the continued challenging economic environment in Australia.

Operating Expenses—Operating expenses increased 4% for the six months ended December 31, 2012 as compared to the corresponding period of fiscal 2012, primarily due to the Acquisitions.

Selling, general and administrative expenses—Selling, general and administrative expenses increased 1% for the six months ended December 31, 2012 as compared to the corresponding period of fiscal 2012, primarily due to a $60 million increase at the Other segment resulting from an approximately $40 million increase at Amplify and an approximate $20 million increase in legal and professional fees related to the U.K. Newspaper Matters. Also contributing to the increase was the inclusion of approximately $15 million in expenses resulting from the Acquisitions and higher expenses of $9 million at the Digital Real Estate Services segment directly related to the revenue growth supporting innovation, development and the sale of real estate advertising products. These increases were partially offset by lower expenses of $74 million at the News and Information Services segment principally resulting from the positive impact of cost saving initiatives.

Depreciation and amortization—Depreciation and amortization increased 6% for the six months ended December 31, 2012 as compared to the corresponding period of fiscal 2012, primarily due to the inclusion of expenses resulting from the Acquisitions of approximately $5 million and higher depreciation expense at the News and Information Services segment of approximately $5 million.

Impairment and restructuring charges—During the six months ended December 31, 2012, New News Corporation recorded restructuring charges of $177 million, of which $174 million related to the newspaper businesses. The restructuring charges primarily related to the reorganization of the Australian newspaper businesses which was announced at the end of fiscal 2012 and the continued reorganization of the U.K. newspaper business. The restructuring charges recorded are primarily for termination benefits in Australia and contract termination payments in the U.K.

During the six months ended December 31, 2011, New News Corporation recorded restructuring charges of $97 million, of which $96 million related to the newspaper businesses. New News Corporation reorganized portions of the U.K. newspaper businesses and recorded restructuring charges primarily for termination benefits as a result of the U.K. Newspaper Matters and certain organizational restructuring at other newspapers.

Equity earnings of affiliates—Equity earnings of affiliates decreased $4 million for the six months ended December 31, 2012 as compared to the corresponding period of fiscal 2012, primarily due to the amortization of excess cost over New News Corporation’s proportionate share of its investment in the underlying net assets of Foxtel.

	For the six months ended December 31,
	2012	2011	Change	% Change
	(in millions, except %)
Direct Broadcast Satellite and Cable Channel equity affiliates	$55	$62	$(7)	(11)%
Other equity affiliates	(1)	(4)	3	(75)%

Total Equity earnings of affiliates	$54	$58	$(4)	(7)%

Other, net

	For the six months ended December 31,
	2012	2011
	(in millions)
Gain on CMH transaction(a)	1,258	—
Other	(3)	(1)

Total Other, net	$1,255	$(1)

(a)	See Note 2 to the Unaudited Combined Financial Statements of New News Corporation.

Income tax benefit (expense)—New News Corporation’s effective income tax rate for the six months ended December 31, 2012 was lower than the statutory rate of 35%, primarily due to a 39% rate reduction due to the non-taxable gain and reversal of the historic deferred tax liability related to the consolidation of FOX SPORTS Australia, a 1% rate reduction due to our foreign operations which are subject to lower tax rates partially offset by a 1% rate increase due to permanent differences.

The effective income tax rate for the six months ended December 31, 2011 was lower than the statutory rate of 35%, primarily due to a 12% rate reduction due to our foreign operations which are subject to lower tax rates and a 9% rate reduction due to permanent differences.

Net income—Net income increased $1.2 billion for the six months ended December 31, 2012 as compared to the corresponding period of fiscal 2012, primarily due to the gain on the CMH transaction.

Net income attributable to noncontrolling interests – Net income attributable to noncontrolling interests increased for the six months ended December 31, 2012 as compared to the corresponding period of fiscal 2012, due to higher results at REA.

Segment Analysis

Segment EBITDA is defined as revenues less operating expenses and selling, general and administrative expenses. Segment EBITDA does not include: Depreciation and amortization, impairment and restructuring charges, equity earnings of affiliates, interest expense, interest income, other, net, income tax expense and net income attributable to noncontrolling interests. Management believes that Total Segment EBITDA is an appropriate measure for evaluating the operating performance of New News Corporation’s business segments because it is the primary measure used by New News Corporation’s chief operating decision maker to evaluate the performance and allocate resources within New News Corporation’s businesses. Total Segment EBITDA provides management, investors and equity analysts a measure to analyze operating performance of each of New News Corporation’s business segments and its enterprise value against historical data and competitors’ data, although historical results may not be indicative of future results (as operating performance is highly contingent on many factors, including customer tastes and preferences).

Total Segment EBITDA is a non-GAAP measure and should be considered in addition to, not as a substitute for, net income (loss), cash flow and other measures of financial performance reported in accordance with GAAP. In addition, this measure does not reflect cash available to fund requirements and excludes items, such as depreciation and amortization and impairment and restructuring charges, which are significant components in assessing New News Corporation’s financial performance. The following table reconciles Total Segment EBITDA to Income before income tax benefit (expense).

	For the six months ended December 31,
	2012	2011	Change	% Change
	(in millions, except %)
Revenues	$4,454	$4,390	$64	1%
Operating expenses	(2,686)	(2,585)	(101)	4%
Selling, general and administrative expenses	(1,379)	(1,366)	(13)	1%

Total Segment EBITDA	389	439	(50)	(11)%
Depreciation and amortization	(254)	(239)	(15)	6%
Impairment and restructuring charges	(177)	(97)	(80)	82%
Equity earnings of affiliates	54	58	(4)	(7)%
Interest, net	29	30	(1)	(3)%
Other, net	1,255	(1)	1,256	* *

Income before income tax benefit (expense)	$1,296	$190	$1,106	* *

**	not meaningful

	For the six months ended December 31, 2012
	Revenues	Segment EBITDA
	(in millions)
News and Information Services	$3,438	$418
Cable Network Programming	53	19
Digital Real Estate Services	168	81
Book Publishing	729	91
Other	66	(220)

Total	$4,454	$389

	For the six months ended December 31, 2011
	Revenues	Segment EBITDA
	(in millions)
News and Information Services	$3,579	$471
Digital Real Estate Services	139	61
Book Publishing	620	72
Other	52	(165)

Total	$4,390	$439

News and Information Services (77% and 82% of New News Corporation’s combined revenues in the first six months of fiscal 2013 and 2012, respectively)

	For the six months ended December 31,
	2012	2011	Change	% Change
	(in millions, except %)
Revenues:
Advertising	$2,024	$2,231	$(207)	(9)%
Circulation and Subscription	1,197	1,171	26	2%
Other	217	177	40	23%

Total Revenues	3,438	3,579	(141)	(4)%
Operating expenses	(2,098)	(2,112)	14	(1)%
Selling, general and administrative	(922)	(996)	74	(7)%

Segment EBITDA	$418	$471	$(53)	(11)%

For the six months ended December 31, 2012, revenues at the News and Information Services segment decreased $141 million, or 4%, as compared to the corresponding period of fiscal 2012, primarily due to lower advertising revenues of $207 million principally reflecting the continued challenging economic environment in Australia. The revenue decrease was partially offset by higher circulation and subscription revenues primarily due to the launch of the Sunday edition of The Sun in February 2012 and higher other revenues due to increased revenues from third party printing contracts. The weakening of the U.S. dollar against local currencies resulted in a revenue increase of approximately $5 million for the six months ended December 31, 2012, as compared to the corresponding period of fiscal 2012.

For the six months ended December 31, 2012, Segment EBITDA at the News and Information Services segment decreased $53 million, or 11%, as compared to the corresponding period of fiscal 2012, primarily due to the revenue decrease noted above, partially offset by the positive impact of cost savings initiatives.

Cable Network Programming (1% and 0% of New News Corporation’s combined revenues in the first six months of fiscal 2013 and 2012, respectively)

	For the six months ended December 31,
	2012	2011	Change
	(in millions)
Revenues:
Advertising	$6	$—	$6
Circulation and Subscription	45	—	45
Other	2	—	2

Total Revenues	53	—	53
Operating expenses	(27)	—	(27)
Selling, general and administrative	(7)	—	(7)

Segment EBITDA	$19	$—	$19

For the six months ended December 31, 2012, the Cable Network Programming segment revenue was $53 million and Segment EBITDA was $19 million which reflects the consolidation of FOX SPORTS Australia in November 2012 due to the acquisition of CMH.

On a stand-alone basis, revenues at FOX SPORTS Australia increased 2%, for the six months ended December 31, 2012 as compared to the corresponding period of fiscal 2012, primarily due to higher subscriber revenues of approximately $3 million resulting from an increase in subscribers and prices and higher advertising revenues of approximately $2 million resulting from a stronger television advertising market. On a stand-alone basis, Segment EBITDA at FOX SPORTS Australia increased 15% for the six months ended December 31, 2012 as compared to the corresponding period of fiscal 2012, primarily due to the revenue increases noted above and lower programming acquisition costs of approximately $13 million due to the timing of non-annual events, such as the Rugby World Cup, which were held in the first half of fiscal 2012.

Digital Real Estate Services (4% and 3% of New News Corporation’s combined revenues in the first six months of fiscal 2013 and 2012, respectively)

	For the six months ended December 31,
	2012	2011	Change	% Change
	(in millions, except %)
Revenues:
Advertising	$168	$139	$29	21%

Total Revenues	168	139	29	21%
Selling, general and administrative	(87)	(78)	(9)	12%

Segment EBITDA	$81	$61	$20	33%

For the six months ended December 31, 2012, revenues at the Digital Real Estate Services segment increased $29 million, or 21%, as compared to the corresponding period of fiscal 2012, primarily due to the take-up of new products in Australia.

For the six months ended December 31, 2012, Segment EBITDA at the Digital Real Estate Services Segment increased $20 million, or 33%, as compared to the corresponding period of fiscal 2012, primarily due to the revenue increase noted above, partially offset by increased expenses directly related to the revenue growth supporting innovation, development and the sale of real estate advertising products.

Book Publishing (16% and 14% of New News Corporation’s combined revenues in the first six months of fiscal 2013 and 2012, respectively)

	For the six months ended December 31,
	2012	2011	Change	% Change
	(in millions, except %)
Revenues:
Consumer	$672	$584	$88	15%
Other	57	36	21	58%

Total Revenues	729	620	109	18%
Operating expenses	(534)	(455)	(79)	17%
Selling, general and administrative	(104)	(93)	(11)	12%

Segment EBITDA	$91	$72	$19	26%

For the six months ended December 31, 2012, revenues at the Book Publishing segment increased $109 million, or 18%, as compared to the corresponding period of fiscal 2012, primarily due to the inclusion of revenues from Thomas Nelson which was acquired in fiscal 2013. During the six months ended December 31, 2012, HarperCollins had 83 titles on The New York Times Bestseller List with 7 titles reaching the number one position.

For the six months ended December 31, 2012, Segment EBITDA at the Book Publishing segment increased $19 million, or 26%, respectively, as compared to the corresponding period of fiscal 2012, primarily due to the inclusion of Segment EBITDA from Thomas Nelson in fiscal 2013.

Other (2% and 1% of New News Corporation’s combined revenues in the first six months of fiscal 2013 and 2012, respectively)

	For the six months ended December 31,
	2012	2011	Change	% Change
	(in millions, except%)
Revenues:
Advertising	$6	$10	$(4)	(40)%
Circulation and Subscription	20	18	2	11%
Other	40	24	16	67%

Total Revenues	66	52	14	27%
Operating expenses	(27)	(18)	(9)	50%
Selling, general and administrative	(259)	(199)	(60)	30%

Segment EBITDA	$(220)	$(165)	$(55)	33%

For the six months ended December 31, 2012, revenues at the Other segment increased $14 million, or 27%, as compared to the corresponding period of fiscal 2012, primarily due to higher revenues at Amplify.

Segment EBITDA at the Other segment for the six months ended December 31, 2012 decreased $55 million, or 33%, as compared to the corresponding period of fiscal 2012, primarily relating to higher Selling, general and administrative expenses of $60 million principally due to a $40 million increase at Amplify primarily due to higher product development costs and an increase in legal and professional fees related to the U.K. Newspaper Matters of approximately $20 million.

Results of Operations—Fiscal 2012 versus Fiscal 2011

The following table sets forth New News Corporation’s operating results for fiscal 2012 as compared to fiscal 2011.

	For the years ended June 30,
	2012	2011	Change	% Change
	(in millions, except %)
Revenues:
Advertising	$4,693	$4,945	$(252)	(5)%
Circulation and Subscription	2,365	2,549	(184)	(7)%
Consumer	1,123	1,124	(1)	—
Other	473	477	(4)	(1)%

Total Revenues	8,654	9,095	(441)	(5)%
Operating expenses	(5,122)	(5,234)	112	(2)%
Selling, general and administrative	(2,750)	(2,648)	(102)	4%
Depreciation and amortization	(483)	(430)	(53)	12%
Impairment and restructuring charges	(2,763)	(25)	(2,738)	* *
Equity earnings of affiliates	90	109	(19)	(17)%
Interest, net	56	47	9	19%
Other, net	(59)	47	(106)	* *

(Loss) income before income tax benefit (expense)	(2,377)	961	(3,338)	* *
Income tax benefit (expense)	337	(257)	594	* *

Net (loss) income	(2,040)	704	(2,744)	* *
Less: Net income attributable to noncontrolling interests	(35)	(26)	(9)	35%

Net (loss) income attributable to New News Corporation	$(2,075)	$678	$(2,753)	* *

**	not meaningful

Revenues—Revenues decreased 5% for the fiscal year ended June 30, 2012 as compared to fiscal 2011, primarily due to lower revenues at the newspaper businesses in the U.K. of approximately $300 million, principally resulting from the absence of $226 million in revenues resulting from the closure of The News of the World in July 2011 and lower advertising and circulation revenues at the Australian newspapers of approximately $225 million partially offset by favorable foreign exchange rate fluctuations of approximately $120 million due to the weakening of the U.S. dollar against local currencies, primarily the Australian dollar. These decreases were partially offset by the inclusion of approximately $55 million in revenues from Wireless Generation, which was acquired in fiscal 2011.

Operating Expenses—Operating expenses decreased 2% for the fiscal year ended June 30, 2012 as compared to fiscal 2011, primarily due to a decrease at the News and Information Services segment of $99 million principally resulting from the absence of operating expenses resulting from the closure of The News of the World. Paper costs were relatively consistent year-over-year as lower volume was offset by higher pricing.

Selling, general and administrative expenses—Selling, general and administrative expenses increased 4% for the fiscal year ended June 30, 2012 as compared to fiscal 2011, primarily due to $199 million of legal and professional fees related to the U.K. Newspaper Matters and the inclusion of approximately $65 million in expenses related to Wireless Generation. These increases were partially offset by the positive impact from cost savings initiatives at Dow Jones of approximately $50 million. In addition, fiscal 2011 included a litigation settlement charge of $125 million at the News and Information Services segment which did not recur in fiscal 2012.

Depreciation and amortization—Depreciation and amortization increased 12% for the fiscal year ended June 30, 2012 as compared to fiscal 2011, primarily due to an increase in depreciation expense at the News and Information Services segment of $37 million principally resulting from additional property, plant and equipment placed into service and additional depreciation and amortization of approximately $10 million from the acquisition of Wireless Generation at the Other segment.

Impairment and restructuring charges—During the fourth quarter of fiscal 2012, New News Corporation completed its annual impairment review of goodwill and indefinite-lived intangible assets. As a result of the impairment review performed, New News Corporation recorded non-cash impairment charges of approximately $2.6 billion ($2.2 billion, net of tax) for the fiscal year ended June 30, 2012. The charges consisted of a write-down of New News Corporation’s goodwill of approximately $1.3 billion and a write-down of the indefinite-lived intangible assets (primarily newspaper mastheads and distribution networks) of approximately $1.3 billion. These impairment charges were primarily the result of adverse trends affecting several businesses in New News Corporation’s News and Information Services segment, including secular declines in the economic environment in Australia, a decline in in-store advertising spend by consumer packaged goods manufacturers in the U.S. and lower forecasted revenues from certain businesses utilizing various trade names owned by New News Corporation’s newspaper operations. The charges also reflected the expected sale of certain assets at a value below their carrying value.

In fiscal 2012, New News Corporation recorded restructuring charges of $156 million, of which $151 million related to the newspaper businesses. New News Corporation commenced the reorganization of portions of the newspaper businesses and recorded restructuring charges primarily for termination benefits as a result of the U.K. Newspaper Matters, certain organizational restructurings at other newspapers and the shutdown of a regional newspaper.

In fiscal 2011, New News Corporation recorded restructuring charges of approximately $25 million related to termination benefits recorded at the newspaper businesses.

Equity earnings of affiliates—Equity earnings of affiliates decreased $19 million for the fiscal year ended June 30, 2012 as compared to fiscal 2011, primarily due to a $14 million impairment of New News Corporation’s investment in a newspaper business in fiscal 2012.

	For the years ended June 30,
	2012	2011	Change	% Change
	(in millions, except %)
Direct Broadcast Satellite and Cable Channel equity affiliates	$114	$114	$—	—
Other equity affiliates	(24)	(5)	(19)	*	*

Total Equity earnings of affiliates	$90	$109	$(19)	(17)%

**	not meaningful

Interest, net—Interest, net for the fiscal year ended June 30, 2012 increased $9 million as compared to fiscal 2011, primarily due to interest from New News Corporation’s loan to Foxtel.

Other, net—

	For the years ended June 30,
	2012	2011
	(in millions)
Loss on sale of U.K. newspaper headquarters (a)	$(22)	$—
Gain on the financial indexes business transaction (a)	—	43
Investment write-offs (b)	(30)	—
Other	(7)	4

Total Other, net	$(59)	$47

(a)	See Note 3 to the Combined Financial Statements of New News Corporation.
(b)	See Note 5 to the Combined Financial Statements of New News Corporation.

Income tax benefit (expense)— New News Corporation’s tax benefit and tax rate for the fiscal year ended June 30, 2012 were lower than the statutory rate of 35% primarily due to a 16% rate reduction due to the impact of non-deductible goodwill impairment charges and a 4% rate reduction as a result of our foreign operations which are subject to lower tax rates.

New News Corporation’s tax provision and tax rate for the fiscal year ended June 30, 2011 were lower than the statutory rate of 35% primarily due to a 9% rate reduction as a result of our foreign operations which are subject to lower tax rates and a 2% rate increase due to permanent differences.

Net (loss) income— New News Corporation recorded a net loss for the fiscal year ended June 30, 2012 as compared to net income in fiscal 2011, primarily due to the higher impairment and restructuring charges and the revenue decreases noted above.

Net income attributable to noncontrolling interests— Net income attributable to noncontrolling interests increased for the fiscal year ended June 30, 2012 as compared to fiscal 2011, due to higher results at REA.

Segment Analysis

Segment EBITDA is defined as revenues less operating expenses and selling, general and administrative expenses. Segment EBITDA does not include: Depreciation and amortization, impairment and restructuring charges, equity earnings of affiliates, interest expense, interest income, other, net, income tax expense and net income attributable to noncontrolling interests. Management believes that Total Segment EBITDA is an appropriate measure for evaluating the operating performance of New News Corporation’s business segments because it is the primary measure used by New News Corporation’s chief operating decision maker to evaluate the performance and allocate resources within New News Corporation’s businesses. Total Segment EBITDA provides management, investors and equity analysts a measure to analyze operating performance of each of New News Corporation’s business segments and its enterprise value against historical data and competitors’ data, although historical results may not be indicative of future results (as operating performance is highly contingent on many factors, including customer tastes and preferences).

Total Segment EBITDA is a non-GAAP measure and should be considered in addition to, not as a substitute for, net income (loss), cash flow and other measures of financial performance reported in accordance with GAAP. In addition, this measure does not reflect cash available to fund requirements and excludes items, such as depreciation and amortization and impairment and restructuring charges, which are significant components in assessing New News Corporation’s financial performance. The following table reconciles Total Segment EBITDA to (Loss) income before income tax benefit (expense).

	For the years ended June 30,
	2012	2011	Change	% Change
	(in millions, except %)
Revenues	$8,654	$9,095	$(441)	(5)%
Operating expenses	(5,122)	(5,234)	112	(2)%
Selling, general and administrative expenses	(2,750)	(2,648)	(102)	4%

Total Segment EBITDA	782	1,213	(431)	(36)%
Depreciation and amortization	(483)	(430)	(53)	12%
Impairment and restructuring charges	(2,763)	(25)	(2,738)	**
Equity earnings of affiliates	90	109	(19)	(17)%
Interest, net	56	47	9	19%
Other, net	(59)	47	(106)	* *

(Loss) income before income tax benefit (expense)	$(2,377)	$961	$(3,338)	* *

**	not meaningful

	For the year ended June 30, 2012
		Segment EBITDA
	Revenues
	(in millions)
News and Information Services	$7,058	$939
Digital Real Estate Services	286	129
Book Publishing	1,189	86
Other	121	(372)

Total	$8,654	$782

	For the year ended June 30, 2011
		Segment EBITDA
	Revenues
	(in millions)
News and Information Services	$7,576	$1,153
Digital Real Estate Services	235	102
Book Publishing	1,195	93
Other	89	(135)

Total	$9,095	$1,213

News and Information Services (82% and 83% of New News Corporation’s combined revenues in fiscal 2012 and 2011, respectively)

	For the years ended June 30,
	2012	2011	Change	% Change
	(in millions, except %)
Revenues:
Advertising	$4,388	$4,694	$(306)	(7)%
Circulation and Subscription	2,326	2,522	(196)	(8)%
Other	344	360	(16)	(4)%

Total Revenues	7,058	7,576	(518)	(7)%
Operating expenses	(4,195)	(4,294)	99	(2)%
Selling, general and administrative	(1,924)	(2,129)	205	(10)%

Segment EBITDA	$939	$1,153	$(214)	(19)%

For the fiscal year ended June 30, 2012, revenues at the News and Information Services segment decreased $518 million, or 7%, as compared to fiscal 2011, primarily due to lower circulation and advertising revenues in the U.K., principally resulting from the absence of $226 million in revenue resulting from the shutdown of The News of the World in July 2011 and lower advertising revenues of approximately $85 million at the U.K. newspapers, lower advertising and circulation revenues at the Australian newspapers of approximately $225 million and lower advertising revenues at the integrated marketing services business of approximately $30 million resulting from lower volume of in-store marketing products. The weakening of the U.S. dollar against local currencies, primarily the Australian dollar, resulted in a revenue increase of approximately $100 million for the fiscal year ended June 30, 2012 as compared to fiscal 2011.

For the fiscal year ended June 30, 2012, Segment EBITDA at the News and Information Services segment decreased $214 million, or 19%, as compared to fiscal 2011, primarily due to the advertising and circulation revenue decreases noted above and the absence of $122 million in Segment EBITDA resulting from the shutdown of The News of the World, partially offset by the positive impact of cost saving initiatives at Dow Jones. In addition, fiscal 2011 included a litigation settlement charge of $125 million at the integrated marketing services business which did not recur in fiscal 2012. The weakening of the U.S. dollar against local currencies, primarily the Australian dollar, resulted in an increase in Segment EBITDA of approximately $15 million for the fiscal year ended June 30, 2012 as compared to fiscal 2011.

Digital Real Estate Services (3% of New News Corporation’s combined revenues in fiscal 2012 and 2011, respectively)

	For the years ended June 30,
	2012	2011	Change	% Change
	(in millions, except %)
Revenues:
Advertising	$286	$235	$51	22%

Total Revenues	286	235	51	22%
Selling, general and administrative	(157)	(133)	(24)	18%

Segment EBITDA	$129	$102	$27	26%

For the fiscal year ended June 30, 2012, revenues at the Digital Real Estate Services segment increased $51 million, or 22%, as compared to fiscal 2011, primarily due to increased take-up of value-added products and development of new products such as Diamond Subscription and Highlight. Media and developer revenues increased 36%, primarily due to developer display advertising and an ongoing focus on innovation.

For the fiscal year ended June 30, 2012, Segment EBITDA at the Digital Real Estate Services segment increased $27 million, or 26%, as compared to fiscal 2011, primarily due to the revenue increases noted above, partially offset by an increase in expenses resulting from increased marketing costs, employee costs and the continued expansion of the business.

Book Publishing (14% and 13% of New News Corporation’s combined revenues in fiscal 2012 and 2011, respectively)

	For the years ended June 30,
	2012	2011	Change	% Change
	(in millions, except %)
Revenues:
Consumer	$1,123	$1,124	$(1)	—
Other	66	71	(5)	(7)%

Total Revenues	1,189	1,195	(6)	(1)%
Operating expenses	(886)	(906)	20	(2)%
Selling, general and administrative	(217)	(196)	(21)	11%

Segment EBITDA	$86	$93	$(7)	(8)%

For the fiscal year ended June 30, 2012, revenues at the Book Publishing segment decreased $6 million, or 1%, as compared to fiscal 2011, primarily due to lower print book sales of approximately $80 million, partially offset by strong growth in digital book sales of approximately $60 million and higher sales in the U.K. due to the success of The Game of Thrones series by George RR Martin of approximately $15 million. During the fiscal year ended June 30, 2012, HarperCollins had 144 titles on The New York Times Bestseller List with 17 titles reaching the number one position.

For the fiscal year ended June 30, 2012, Segment EBITDA at the Book Publishing segment decreased $7 million, or 8%, as compared to fiscal 2011, primarily due to the revenue decreases noted above and a fiscal 2012 litigation settlement of approximately $25 million related to an e-books antitrust action, partially offset by approximately $15 million in lower manufacturing costs reflecting the continued shift to digital book sales.

Other (1% of New News Corporation’s combined revenues in fiscal 2012 and 2011, respectively)

	For the years ended June 30,
	2012	2011	Change	% Change
	(in millions, except %)
Revenues:
Advertising	$19	$16	$3	19%
Circulation and Subscription	39	27	12	44%
Other	63	46	17	37%

Total Revenues	121	89	32	36%
Operating expenses	(41)	(34)	(7)	21%
Selling, general and administrative	(452)	(190)	(262)	* *

Segment EBITDA	$(372)	$(135)	$(237)	* *

**	not meaningful

For the fiscal year ended June 30, 2012, revenues at the Other segment increased $32 million, or 36%, as compared to fiscal 2011, primarily due to the inclusion of revenues from Wireless Generation which was acquired in fiscal 2011.

Segment EBITDA declined at the Other segment for the fiscal year ended June 30, 2012 by $237 million as compared to fiscal 2011, primarily due to $199 million of legal and professional fees related to the U.K. Newspaper Matters and the inclusion of approximately $65 million in Selling, general and administrative expenses resulting from the Wireless Generation acquisition partially offset by the revenue increase noted above.

Results of Operations—Fiscal 2011 versus Fiscal 2010

The following table sets forth New News Corporation’s operating results for fiscal 2011 as compared to fiscal 2010.

	For the years ended June 30,
	2011	2010	Change	% Change
	(in millions, except %)
Revenues:
Advertising	$4,945	$4,639	$306	7%
Circulation and Subscription	2,549	2,477	72	3%
Consumer	1,124	1,153	(29)	(3)%
Other	477	483	(6)	(1)%

Total Revenues	9,095	8,752	343	4%
Operating expenses	(5,234)	(5,008)	(226)	5%
Selling, general and administrative	(2,648)	(2,931)	283	(10)%
Depreciation and amortization	(430)	(414)	(16)	4%
Impairment and restructuring charges	(25)	(19)	(6)	32%
Equity earnings of affiliates	109	95	14	15%
Interest, net	47	28	19	68%
Other, net	47	(42)	89	* *

Income before income tax expense	961	461	500	* *
Income tax expense	(257)	(202)	(55)	27%

Net income	704	259	445	* *
Less: Net income attributable to noncontrolling interests	(26)	(16)	(10)	63%

Net income attributable to New News Corporation	$678	$243	$435	* *

**	not meaningful

Overview—Revenues increased 4% for the fiscal year ended June 30, 2011 as compared to fiscal 2010 primarily due to the weakening of the U.S. dollar against the Australian dollar and British pound sterling at the News and Information Services segment resulting in a revenue increase of approximately $290 million and higher advertising and circulation revenues of approximately $130 million at Dow Jones. Also contributing to the increase in revenues was increased advertising revenues of $63 million at the Digital Real Estate Services segment and the inclusion of approximately $15 million in subscription revenues from Wireless Generation which was acquired in fiscal 2011. These revenue increases were partially offset by lower revenues of $74 million at the Book Publishing segment, the absence of approximately $65 million in circulation revenues from the financial indexes business which was disposed of in fiscal 2010 and lower advertising revenues at the integrated marketing services business of approximately $50 million resulting from lower volume of in-store marketing products.

Operating expenses—Operating expenses increased 5% for the fiscal year ended June 30, 2011 as compared to fiscal 2010 primarily due to unfavorable foreign exchange rate fluctuations of approximately $155 million.

Selling, general and administrative expenses—Selling, general and administrative expenses decreased 10% for the fiscal year ended June 30, 2011 as compared to fiscal 2010 due to lower litigation settlement costs at the News and Information Services segment. In fiscal 2011, New News Corporation recognized litigation settlement costs of $125 million as compared to $500 million in fiscal 2010. The selling, general and administrative expenses decrease was partially offset by unfavorable foreign exchange rate fluctuations of approximately $90 million.

Depreciation and amortization—Depreciation and amortization for the fiscal year ended June 30, 2011 increased $16 million as compared to fiscal 2010 primarily due to additional property, plant and equipment placed into service.

Impairment and restructuring charges—In fiscal 2011, New News Corporation recorded restructuring charges of approximately $25 million related to termination benefits recorded at the newspaper businesses.

In fiscal 2010, New News Corporation recorded restructuring charges of approximately $19 million related to termination benefits recorded at the newspaper businesses.

Equity earnings of affiliates—Equity earnings of affiliates for the fiscal year ended June 30, 2011 increased $14 million as compared to fiscal 2010, primarily due to improved results from Foxtel of approximately $10 million and Sky Network Television of approximately $10 million. The increase was partially offset by the absence of approximately $10 million in equity earnings resulting from sale of New News Corporation’s investment in STOXX AG during fiscal 2010.

	For the years ended June 30,
	2011	2010	Change	% Change
	(in millions, except %)
Direct Broadcast Satellite and Cable Channel equity affiliates	$114	$94	$20	21%
Other equity affiliates	(5)	1	(6)	* *

Total Equity earnings of affiliates	$109	$95	$14	15%

**	not meaningful

Interest, net—Interest, net for the fiscal year ended June 30, 2011 increased $19 million as compared to fiscal 2010, primarily due to higher cash balances.

Other, net—

	For the years ended June 30,
	2011	2010
	(in millions)
Gain (loss) on the financial indexes business transaction (a)	$43	$(23)
Investment write-offs (b)	—	(3)
Other	4	(16)

Total Other, net	$47	$(42)

(a)	See Note 3 to the Combined Financial Statements of New News Corporation.
(b)	See Note 5 to the Combined Financial Statements of New News Corporation.

Income tax expense—New News Corporation’s tax provision and tax rate for the fiscal year ended June 30, 2011 were lower than the statutory rate of 35% primarily due to a 9% rate reduction as a result of our foreign operations which are subject to lower tax rates and a 2% rate increase due to permanent differences.

New News Corporation’s tax provision and tax rate for the fiscal year ended June 30, 2010 were higher than the statutory rate of 35% primarily due to a 23% rate increase as a result of the disposition of the financial indexes business, which included non-deductible goodwill offset in part by a 14% rate reduction as a result of our foreign operations which are subject to lower tax rates.

Net income—Net income increased for the fiscal year ended June 30, 2011 as compared to fiscal 2010, primarily due to the higher revenues and lower litigation settlement costs noted above.

Net income attributable to noncontrolling interests—Net income attributable to noncontrolling interests increased for the fiscal year ended June 30, 2011 as compared to fiscal 2010, due to higher results at REA.

Segment Analysis

Segment EBITDA is defined as revenues less operating expenses and selling, general and administrative expenses. Segment EBITDA does not include: Depreciation and amortization, impairment and restructuring charges, equity earnings of affiliates, interest expense, interest income, other, net, income tax expense and net income attributable to noncontrolling interests. Management believes that Total Segment EBITDA is an appropriate measure for evaluating the operating performance of New News Corporation’s business segments because it is the primary measure used by New News Corporation’s chief operating decision maker to evaluate the performance and allocate resources within New News Corporation’s businesses. Total Segment EBITDA provides management, investors and equity analysts a measure to analyze operating performance of each of New News Corporation’s business segments and its enterprise value against historical data and competitors’ data, although historical results may not be indicative of future results (as operating performance is highly contingent on many factors, including customer tastes and preferences).

Total Segment EBITDA is a non-GAAP measure and should be considered in addition to, not as a substitute for, net income (loss), cash flow and other measures of financial performance reported in accordance with GAAP. In addition, this measure does not reflect cash available to fund requirements and excludes items, such as depreciation and amortization and impairment and restructuring charges, which are significant components in assessing New News Corporation’s financial performance. The following table reconciles Total Segment EBITDA to Income before income tax expense.

	For the years ended June 30,
	2011	2010	Change	Change %
	(in millions, except %)
Revenues	$9,095	$8,752	$343	4%
Operating expenses	(5,234)	(5,008)	(226)	5%
Selling, general and administrative expenses	(2,648)	(2,931)	283	(10)%

Total Segment EBITDA	1,213	813	400	49%
Depreciation and amortization	(430)	(414)	(16)	4%
Impairment and restructuring charges	(25)	(19)	(6)	32%
Equity earnings of affiliates	109	95	14	15%
Interest, net	47	28	19	68%
Other, net	47	(42)	89	* *

Income before income tax expense	$961	$461	$500	* *

**	not meaningful

	For the year ended June 30, 2011
	Revenues	Segment EBITDA
	(in millions)
News and Information Services	$7,576	$1,153
Digital Real Estate Services	235	102
Book Publishing	1,195	93
Other	89	(135)

Total	$9,095	$1,213

	For the year ended June 30, 2010
	Revenues	Segment EBITDA
	(in millions)
News and Information Services	$7,242	$734
Digital Real Estate Services	172	67
Book Publishing	1,269	106
Other	69	(94)

Total	$8,752	$813

News and Information Services (83% of New News Corporation’s combined revenues in fiscal 2011 and 2010, respectively)

	For the years ended June 30,
	2011	2010	Change	% Change
	(in millions, except %)
Revenues:
Advertising	$4,694	$4,452	$242	5%
Circulation and Subscription	2,522	2,467	55	2%
Other	360	323	37	11%

Total Revenues	7,576	7,242	334	5%
Operating expenses	(4,294)	(4,003)	(291)	7%
Selling, general and administrative	(2,129)	(2,505)	376	(15)%

Segment EBITDA	$1,153	$734	$419	57%

For the fiscal year ended June 30, 2011, revenues at the News and Information Services segment increased $334 million, or 5%, as compared to fiscal 2010. The increase in revenues was primarily due to the weakening of the U.S. dollar against the Australian dollar and British pound sterling resulting in a revenue increase of approximately $290 million for the fiscal year ended June 30, 2011 as compared to fiscal 2010 and higher advertising and circulation revenues of approximately $130 million at Dow Jones. These revenue increases were partially offset by the absence of approximately $65 million in circulation revenues from the financial indexes business which was disposed of in fiscal 2010, and lower advertising revenues at the integrated marketing services business of approximately $50 million resulting from lower volume of in-store marketing products.

For the fiscal year ended June 30, 2011, Segment EBITDA at the News and Information Services segment increased $419 million, or 57%, as compared to fiscal 2010 primarily due to $375 million of lower litigation settlement costs at the integrated marketing services business and favorable foreign exchange rate fluctuations at the Australian and U.K. newspapers. The weakening of the U.S. dollar against the Australian dollar and British pound sterling resulted in a Segment EBITDA increase of approximately $60 million for the fiscal year ended June 30, 2011 as compared to fiscal 2010.

Digital Real Estate Services (3% and 2% of New News Corporation’s combined revenues in fiscal 2011 and 2010, respectively)

	For the years ended June 30,
	2011	2010	Change	% Change
	(in millions, except %)
Revenues:
Advertising	$235	$172	$63	37%

Total Revenues	235	172	63	37%
Selling, general and administrative	(133)	(105)	(28)	27%

Segment EBITDA	$102	$67	$35	52%

For the fiscal year ended June 30, 2011, Digital Real Estate Services segment revenues increased $63 million, or 37%, as compared to fiscal 2010, primarily due to increased advertising revenues in Australia. Australian residential agent revenues increased 35% on an Average Revenue per Agent increase of 29%. Commercial Agent revenues increased 33% while Media revenues increased 41%.

Segment EBITDA at the Digital Real Estate Services segment for the fiscal year ended June 30, 2011 increased $35 million, or 52% as compared to fiscal 2010, primarily due to the revenue increases noted above, partially offset by increased expenses resulting from the expansion of the business and an increased focus on brand and consumer marketing activities.

Book Publishing (13% and 14% of New News Corporation’s combined revenues in fiscal 2011 and 2010, respectively)

	For the years ended June 30,
	2011	2010	Change	% Change
	(in millions, except %)
Revenues:
Consumer	$1,124	$1,153	$(29)	(3)%
Other	71	116	(45)	(39)%

Total Revenues	1,195	1,269	(74)	(6)%
Operating expenses	(906)	(968)	62	(6)%
Selling, general and administrative	(196)	(195)	(1)	1%

Segment EBITDA	$93	$106	$(13)	(12)%

For the fiscal year ended June 30, 2011, revenues at the Book Publishing segment decreased $74 million, or 6%, as compared to fiscal 2010, primarily due to lower other revenues resulting from the absence of approximately $35 million in revenues from licensing fees received from a settlement in fiscal 2010 and lower consumer revenues of $29 million. This decrease was principally due to the prior year success of Going Rogue by Sarah Palin which contributed approximately $40 million in revenues in fiscal 2010, with no comparable titles released in fiscal 2011. Partially offsetting this decrease was higher digital book sales. During the fiscal year ended June 30, 2011, HarperCollins had 166 titles on The New York Times Bestseller List with 18 titles reaching the number one position.

For the fiscal year ended June 30, 2011, Segment EBITDA at the Book Publishing segment decreased $13 million, or 12%, as compared to fiscal 2010, primarily due to the revenue decreases noted above, partially offset by lower royalty costs of approximately $30 million and lower manufacturing costs of approximately $20 million reflecting the shift to digital book sales.

Other (1% of New News Corporation’s combined revenues in fiscal 2011 and 2010, respectively)

	For the years ended June 30,
	2011	2010	Change	% Change
	(in millions, except %)
Revenues:
Advertising	$16	$15	$1	7%
Circulation and Subscription	27	10	17	* *
Other	46	44	2	5%

Total Revenues	89	69	20	29%
Operating expenses	(34)	(37)	3	(8)%
Selling, general and administrative	(190)	(126)	(64)	51%

Segment EBITDA	$(135)	$(94)	$(41)	44%

**	not meaningful

Revenues at the Other segment increased $20 million, or 29%, for the fiscal year ended June 30, 2011, as compared to fiscal 2010. The increases were primarily due to the inclusion of revenues from Wireless Generation which was acquired in fiscal 2011.

Segment EBITDA for the fiscal year ended June 30, 2011 decreased $41 million, or 44%, as compared to fiscal 2010, primarily due to the inclusion of losses from Wireless Generation.

LIQUIDITY AND CAPITAL RESOURCES

Current Financial Condition

Historically, Parent has provided capital, cash management and other treasury services to New News Corporation. Parent will continue to provide these services to New News Corporation until the distribution is consummated. As part of these services, the majority of the domestic cash balances are swept to Parent on a daily basis and New News Corporation receives capital from Parent for New News Corporation’s domestic cash needs and Parent has transferred cash from foreign subsidiaries to also meet cash needs. As a result, the cash and cash equivalents balances presented in New News Corporation’s combined financial statements consist primarily of cash held at international subsidiaries for international cash needs. However, cash held at the Digital Real Estate Services segment is not readily accessible to New News Corporation.

New News Corporation’s primary future cash needs will be centered on operating activities, working capital and strategic investments. Following the distribution, New News Corporation’s capital structure and sources of liquidity will change significantly from its historical capital structure. New News Corporation will no longer participate in capital management with Parent, but rather New News Corporation’s ability to fund its cash needs will depend on its ongoing ability to generate and raise cash in the future. Although New News Corporation believes that its future cash from operations, together with its access to capital markets, will provide adequate resources to fund its operating and financing needs, its access to, and the availability of, financing on acceptable terms in the future will be affected by many factors, including: (i) its credit rating, (ii) the liquidity of the overall capital markets and (iii) the current state of the economy. There can be no assurances that New News Corporation will continue to have access to the capital markets on acceptable terms. See “Risk Factors” for a further discussion.

As of June 30, 2012, New News Corporation’s combined assets included $1.1 billion in cash and cash equivalents that was held by its foreign subsidiaries. New News Corporation earns income outside the U.S., which is deemed to be permanently reinvested in certain foreign jurisdictions. New News Corporation does not currently intend to repatriate these funds. Should New News Corporation require more capital in the U.S. than is generated by and/or available to its domestic operations, New News Corporation could elect to transfer funds held in foreign jurisdictions. The transfer of funds from foreign jurisdictions may be cumbersome due to local regulations, foreign exchange control and withholding taxes. Additionally, the transfer of funds from foreign jurisdictions may result in higher effective tax rates and higher cash paid for income taxes for New News Corporation.

New News Corporation’s principal source of liquidity is internally generated funds and cash and cash equivalents on hand. In accordance with the separation and distribution agreement, Parent is expected to make a cash contribution to New News Corporation such that at the distribution date, it expects to have approximately $2.6 billion of cash on hand. In addition, New News Corporation expects to establish a revolving credit facility and have access to the worldwide capital markets, subject to market conditions, in order to issue debt to satisfy other liquidity needs. New News Corporation expects these elements of liquidity will enable it to meet its liquidity needs in the foreseeable future.

The principal uses of cash that affect New News Corporation’s liquidity position include the following: operational expenditures including employee costs, paper purchases and capital expenditures; income tax payments; investments in associated entities and acquisitions.

In addition to the acquisitions, sales and possible acquisitions disclosed elsewhere, New News Corporation has evaluated, and expects to continue to evaluate, possible acquisitions and dispositions of certain businesses. Such transactions may be material and may involve cash, the issuance of New News Corporation securities or the assumption of indebtedness.

Sources and Uses of Cash—For the six months ended December 31, 2012 versus the six months ended December 31, 2011

Net cash provided by operating activities for the six months ended December 31, 2012 and 2011 was as follows (in millions):

For the six months ended December 31,	2012	2011
Net cash provided by operating activities	$5	$279

The decrease in net cash provided by operating activities during the six months ended December 31, 2012 as compared to the corresponding period of fiscal 2012 primarily reflects lower Total Segment EBITDA, higher payments under restructuring programs, higher payments for legal settlements and transfer tax payments in connection with the prior year sale of property.

Net cash used in investing activities for the six months ended December 31, 2012 and 2011 was as follows (in millions):

For the six months ended December 31,	2012	2011
Net cash used in investing activities	$(2,272)	$(284)

The increase in net cash used in investing activities during the six months ended December 31, 2012 as compared to the corresponding period of fiscal 2012 was primarily due to cash utilized for the Acquisitions.

Net cash provided by (used in) financing activities for the six months ended December 31, 2012 and 2011 was as follows (in millions):

For the six months ended December 31,	2012	2011
Net cash provided by (used in) financing activities	$1,861	$(883)

The change in net cash provided by (used in) financing activities for the six months ended December 31, 2012 as compared to the corresponding period of fiscal 2012 was primarily due to net transfers from Parent and affiliates of $2.1 billion during the six months ended December 31, 2012 as compared to net transfers to Parent and affiliates of $876 million in the corresponding period of fiscal 2012, partially offset by payment of debt acquired in the acquisition of CMH of approximately $235 million.

Sources and Uses of Cash—Fiscal 2012 vs. Fiscal 2011

Net cash provided by operating activities for the fiscal years ended June 30, 2012 and 2011 was as follows (in millions):

For the years ended June 30,	2012	2011
Net cash provided by operating activities	$851	$1,331

The decrease in net cash provided by operating activities during the fiscal year ended June 30, 2012 as compared to fiscal 2011 was primarily due to lower advertising receipts, the absence of contributions from The News of the World of approximately $120 million and costs incurred for the U.K. Newspaper Matters of approximately $200 million.

Net cash used in investing activities for the fiscal years ended June 30, 2012 and 2011 was as follows (in millions):

For the years ended June 30,	2012	2011
Net cash used in investing activities	$(659)	$(881)

The decrease in net cash used in investing activities during the fiscal year ended June 30, 2012 as compared to fiscal 2011 reflects lower capital expenditures of approximately $174 million and lower cash paid for acquisitions of approximately $305 million. This decrease was partially offset by New News Corporation’s loan to Foxtel in fiscal 2012 of approximately $230 million. In fiscal 2012, New News Corporation utilized $92 million of cash for acquisitions primarily due to the acquisition of Kidspot.com.au Pty Limited. In fiscal 2011, New News Corporation utilized $397 million of cash for acquisitions primarily due to the acquisition of Wireless Generation.

Net cash (used in) provided by financing activities for the fiscal years ended June 30, 2012 and 2011 was as follows (in millions):

For the years ended June 30,	2012	2011
Net cash (used in) provided by financing activities	$(1,006)	$270

The change in net cash (used in) provided by financing activities for the fiscal year ended June 30, 2012 as compared to fiscal 2011 was primarily due to net transfers to Parent and affiliates of $993 million in fiscal 2012 as compared to net transfers from Parent and affiliates of $293 million in fiscal 2011.

Sources and Uses of Cash—Fiscal 2011 vs. Fiscal 2010

Net cash provided by operating activities for the fiscal years ended June 30, 2011 and 2010 was as follows (in millions):

For the years ended June 30,	2011	2010
Net cash provided by operating activities	$1,331	$1,047

The increase in net cash provided by operating activities during the fiscal year ended June 30, 2011 as compared to fiscal 2010 was primarily due to lower litigation settlement payments at the News and Information Services segment.

Net cash (used in) provided by investing activities for the fiscal years ended June 30, 2011 and 2010 was as follows (in millions):

For the years ended June 30,	2011	2010
Net cash (used in) provided by investing activities	$(881)	$405

The change in net cash used in investing activities during the fiscal year ended June 30, 2011 as compared to net cash provided by investing activities in fiscal 2010 was primarily due to lower proceeds from dispositions, higher cash paid for acquisitions and higher capital expenditures. In fiscal 2010, New News Corporation received $856 million in proceeds from dispositions primarily due to the sale of the financial indexes businesses. In fiscal 2011, New News Corporation utilized $397 million of cash for acquisitions primarily due to the acquisition of Wireless Generation. In fiscal 2011, New News Corporation utilized $549 million for capital expenditures primarily for facility and equipment purchases at the News and Information Services segment.

Net cash provided by (used in) financing activities for the fiscal years ended June 30, 2011 and 2010 was as follows (in millions):

For the years ended June 30,	2011	2010
Net cash provided by (used in) financing activities	$270	$(1,230)

The change in net cash provided by (used in) financing activities for the fiscal year ended June 30, 2011 as compared to fiscal 2010 was primarily due to net transfers from Parent and affiliates of $293 million in fiscal 2011 as compared to net transfers to Parent and affiliates of $1,226 million in fiscal 2010.

Commitments and Guarantees

New News Corporation has commitments under certain firm contractual arrangements (“firm commitments”) to make future payments. These firm commitments secure the future rights to various assets and services to be used in the normal course of operations. The following table summarizes New News Corporation’s material firm commitments as of June 30, 2012.

	As of June 30, 2012
	Payments Due by Period
	Total	1 year	2-3 years	4-5 years	After 5 years
	(in millions)
Purchase obligations (a)	$2,581	$627	$771	$356	$827
Operating leases (b)
Land and buildings	747	116	182	134	315
Plant and machinery	22	11	10	1	—

Total commitments and contractual obligations	$3,350	$754	$963	$491	$1,142

(a)	New News Corporation has commitments under purchase obligations related to printing contracts, capital projects, marketing agreements, and other legally binding commitments.
(b)

New News Corporation leases office facilities, warehouse facilities, printing plants and equipment. These leases, which are classified as operating leases, are expected to be paid at certain dates through fiscal 2062.

In connection with the transaction related to the Dow Jones Indexes business, New News Corporation agreed to indemnify CME Group Inc. (“CME”) with respect to any payments of principal, premium and interest CME makes under its guarantee of the venture financing. (See Note 3 to the Combined Financial Statements of New News Corporation for further discussion of this transaction.) New News Corporation does not expect that this contingent guarantee will result in any material amounts being paid by New News Corporation in the foreseeable future. The timing of the amounts presented in the table below reflect when the maximum contingent guarantee will expire and does not indicate that New News Corporation expects to incur an obligation to make payments during that time frame.

	As of June 30, 2012
	Total Amounts Committed	Amount of Guarantees Expiration Per Period
Contingent guarantees:		1 year	2-3 years	4-5 years	After 5 years
	(in millions)
Indemnity	$774	$27	$54	$54	$639

The table excludes New News Corporation’s direct pension, other postretirement benefits (“OPEB”) obligations and the gross unrecognized tax benefits for uncertain tax positions as New News Corporation is unable to reasonably predict the ultimate amount and timing. New News Corporation made contributions of $48 million and $45 million to its direct pension plans in fiscal 2012 and fiscal 2011, respectively. These contributions were a combination of required and voluntary contributions made to improve the funding status of the direct plans. Future direct plan contributions are dependent upon actual direct plan asset returns and interest rates and statutory requirements. Assuming that actual direct plan asset returns are consistent with New News Corporation’s expected plan returns in fiscal 2012 and beyond, and that interest rates remain constant, New News Corporation anticipates that it would make contributions similar to fiscal 2012. New News Corporation expects to make a required contribution of approximately $35 million to its direct pension plans and may make a voluntary contribution in fiscal 2013. Payments due to participants under New News Corporation’s direct pension plans are primarily paid out of underlying trusts. Payments due under New News Corporation’s direct OPEB plans are not required to be funded in advance, but are paid as medical costs are incurred by covered retiree populations, and are principally dependent upon the future cost of retiree medical benefits under New News Corporation’s direct OPEB plans. New News Corporation expects its net direct OPEB payments to approximate $13 million in fiscal 2013 (See Note 11 to the Combined Financial Statements of New News Corporation for further discussion of New News Corporation’s pension and OPEB plans.)

The total firm commitments as of December 31, 2012 were $4,070 million. The increase from June 30, 2012 was primarily due to the consolidation of FOX SPORTS Australia in fiscal 2013.

Contingencies

As disclosed in the notes to the Combined Financial Statements of New News Corporation, U.K. and U.S. regulators and governmental authorities are conducting investigations relating to the U.K. Newspaper Matters. New News Corporation, together with Parent, is cooperating with these investigations.

New News Corporation has admitted liability in many civil cases related to the phone hacking allegations and has settled many cases. While additional civil lawsuits may be filed, New News Corporation has also announced a private compensation scheme under which parties can pursue claims against it, and until April 8, 2013, additional civil claims may be brought under the compensation scheme.

New News Corporation is not able to predict the ultimate outcome or cost of the civil claims or criminal matters. As of June 30, 2012 and December 31, 2012, New News Corporation has provided for its best estimate of the liability for the claims that have been filed. It is not possible to estimate the liability for any additional claims that may be filed given the information that is currently available to New News Corporation. If more claims are filed and additional information becomes available, New News Corporation will update the liability provision for such matters.

New News Corporation and Parent will agree in the separation and distribution agreement that Parent will indemnify New News Corporation for payments made after the distribution date arising out of civil claims and investigations relating to the U.K. Newspaper Matters, subject to New News Corporation’s compliance with certain agreements regarding Parent’s control over the civil U.K. Newspaper Matters and its consenting to settlements proposed by Parent, as well as legal and professional fees and expenses paid in connection with the criminal matters. However, violations of law may result in criminal fines or penalties for which New News Corporation will not be indemnified by Parent. It is possible that these proceedings and any adverse resolution thereof, including any fines or other penalties associated with any plea, judgment or similar result for which New News Corporation will not be indemnified, could damage its reputation, impair its ability to conduct its business and adversely affect its results of operations and financial condition.

New News Corporation’s operations are subject to tax in various domestic and international jurisdictions and as a matter of course, New News Corporation is regularly audited by federal, state and foreign tax authorities. New News Corporation believes it has appropriately accrued for the expected outcome of all pending tax matters and does not currently anticipate that the ultimate resolution of pending tax matters will have a material adverse effect on its combined financial condition, future results of operations or liquidity. Each member of the Parent consolidated group, which includes Parent, New News Corporation and Parent’s other subsidiaries, is jointly and severally liable for the U.S. federal income tax liability of each other member of the consolidated group. Consequently, New News Corporation could be liable in the event any such liability is incurred, and not discharged, by any other member of the Parent consolidated group. The tax sharing and indemnification agreement will require Parent to indemnify New News Corporation for any such liability. Disputes or assessments could arise during future audits by taxing authorities in amounts that New News Corporation cannot quantify. In addition, we have filed tax refund claims in a foreign jurisdiction which are currently in litigation. If we ultimately receive a refund, the tax sharing and indemnification agreement provides that we will pay the amount of such refund, including any interest net of any tax cost, to Parent.

CRITICAL ACCOUNTING POLICIES

An accounting policy is considered to be critical if it is important to New News Corporation’s financial condition and results and if it requires significant judgment and estimates on the part of management in its application. The development and selection of these critical accounting policies have been determined by management of New News Corporation. For New News Corporation’s summary of significant accounting policies, see Note 2 to the Combined Financial Statements of New News Corporation.

Principles of Combination

The combined financial statements include New News Corporation’s net assets and results of its operations. All significant intracompany transactions and accounts within New News Corporation’s combined businesses have been eliminated.

Intercompany transactions with Parent or its affiliates and New News Corporation are reflected in the historical combined financial statements. The Parent company equity balance represents Parent’s historical investment in New News Corporation and the net effect of transactions with and allocations from Parent.

Use of Estimates

The preparation of New News Corporation’s combined financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts that are reported in the combined financial statements and accompanying disclosures. Although these estimates are based on management’s best knowledge of current events and actions that New News Corporation may undertake in the future, actual results may differ from the estimates.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are depreciated on a straight-line method over the estimated useful lives of such assets. Changes in circumstances, such as technological advances, changes to New News Corporation’s business model or capital strategy, could result in the actual useful lives differing from New News Corporation’s estimates. In those cases, where New News Corporation determines that the useful life of buildings and equipment should be shortened, New News Corporation would depreciate the asset over its revised remaining useful life thereby increasing depreciation expense.

Intangible Assets

New News Corporation has a significant amount of intangible assets, including goodwill, newspaper mastheads, distribution networks, publishing rights and other copyright products and trademarks. Intangible assets acquired in business combinations are recorded at their estimated fair value at the date of acquisition. Goodwill is recorded as the difference between the cost of acquiring an entity and the estimated fair values assigned to its tangible and identifiable intangible net assets and is assigned to one or more reporting units for purposes of testing for impairment. The judgments made in determining the estimated fair value assigned to each class of intangible assets acquired, their reporting unit, as well as their useful lives can significantly impact net income.

New News Corporation accounts for its business acquisitions under the purchase method of accounting. The total cost of acquisitions is allocated to the underlying net assets, based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the tangible net assets acquired is recorded as intangibles. Amounts recorded as goodwill are assigned to one or more reporting units. Determining the fair value of assets acquired and liabilities assumed requires management’s judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives and market multiples, among other items. Identifying reporting units and assigning goodwill to them requires judgment involving the aggregation of business units with similar economic characteristics and the identification of existing business units that benefit from the acquired goodwill. New News Corporation allocates goodwill to disposed businesses using the relative fair value method.

Carrying values of goodwill and intangible assets with indefinite lives are reviewed at least annually for possible impairment in accordance with ASC 350, “Intangibles—Goodwill and Other.” New News Corporation’s impairment review is based on, among other methods, a discounted cash flow approach that requires significant management judgments. New News Corporation uses its judgment in assessing whether assets may have become impaired between annual impairment assessments. Indicators such as unexpected adverse economic factors, unanticipated technological change or competitive activities, loss of key personnel and acts by governments and courts, may signal that an asset has become impaired.

New News Corporation’s goodwill impairment reviews are performed using a two-step process. The first step of the process is to compare the fair value of a reporting unit with its carrying amount, including goodwill. In performing the first step, New News Corporation determines the fair value of a reporting unit by primarily using a discounted cash flow analysis and market-based valuation approach methodologies. Determining fair value requires the exercise of significant judgments, including judgments about appropriate discount rates, long-term growth rates, relevant comparable company earnings multiples and the amount and timing of expected future cash flows. The cash flows employed in the analyses are based on New News Corporation’s estimated outlook and various growth rates have been assumed for years beyond the long-term business plan period. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting units. In assessing the reasonableness of its determined fair values, New News Corporation evaluates its results against other value indicators, such as comparable public company trading values. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment review is not necessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment review is required to be performed to estimate the implied fair value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the estimated fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the estimated fair value of the reporting unit was the purchase price paid. The implied fair value of the reporting unit’s goodwill is compared with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

The methods used to estimate the fair value measurements of impaired goodwill and indefinite-lived intangible assets included those based on the income approach (including the discounted cash flow and relief-from-royalty methods) and those based on the market approach (primarily the guideline public company method). Significant unobservable inputs utilized in the income approach valuation methods were discount rates (ranging from 9.5%-12.5%), long-term growth rates (ranging from 0.5%-3.0%) and royalty rates (ranging from 2.0%-3.5%). Significant unobservable inputs utilized in the market approach valuation methods were EBITDA multiples from guideline public companies operating in similar industries and a control premium of 10%. Significant increases (decreases) in royalty rates, growth rates, control premium and multiples, assuming no change in discount rates, would result in a significantly higher (lower) fair value measurement. Significant decreases (increases) in discount rates, assuming no changes in royalty rates, growth rates, control premium and multiples, would result in a significantly higher (lower) fair value measurement. For instance, a hypothetical 10% decrease in the fair value of reporting units with goodwill impairments resulting from changes in the aforementioned assumptions, would result in an additional write-down of goodwill of approximately $220 million. Additionally, a hypothetical 10% decrease in the fair value of reporting units that were not impaired resulting from changes in the aforementioned assumptions, would result in the book values of two reporting units exceeding their fair values by an aggregate of approximately $200 million. If this were to occur, the second step of the goodwill impairment test would need to be performed for those reporting units to determine the ultimate amount of impairment loss to record. Had the fair values of indefinite-lived intangible assets been hypothetically lower by 10%, resulting from changes in the aforementioned assumptions, it would result in an additional write-down of indefinite-lived intangible assets of approximately $150 million.

As a result of the fiscal 2012 annual impairment review performed, New News Corporation recorded non-cash impairment charges of approximately $2.6 billion ($2.2 billion, net of tax) during the fiscal year ended June 30, 2012. The charges consisted of a write-down of goodwill of $1.3 billion and a write-down of indefinite-lived intangible assets of $1.3 billion. The News and Information Services and Other segments have reporting units with approximately $2.2 billion in goodwill as of June 30, 2012 that continues to be at risk for future impairment and with fair values that exceeded their carrying values by less than 10%. New News Corporation will continue to monitor its goodwill and intangible assets for possible future impairment.

Income Taxes

New News Corporation is subject to income taxes in the U.S. and foreign jurisdictions in which it operates. Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining New News Corporation’s tax expense and in evaluating its tax positions including evaluating uncertainties under ASC 740, “Income Taxes.”

New News Corporation records valuation allowances to reduce deferred tax assets to the amount that is more likely than not to be realized. In making this assessment, management analyzes future taxable income, reversing temporary differences and ongoing tax planning strategies. Should a change in circumstances lead to a change in judgment about the realizability of deferred tax assets in future years, New News Corporation would adjust related valuation allowances in the period that the change in circumstances occurs, along with a corresponding increase or charge to income.

Employee Costs

New News Corporation provides defined benefit pension, postretirement health care, defined contribution and medical benefits to New News Corporation’s eligible employees and retirees. Certain of New News Corporation’s employees participate in defined benefit pension plans sponsored by Parent. The combined statements of operations includes expenses related to these shared plans including direct expenses related to New News Corporation employees as well as allocations of expenses related to corporate employees through the corporate expense allocations (see Note 1 to the Combined Financial Statements of New News Corporation).

Certain employee benefit plans are the direct obligations of New News Corporation and have been recorded within New News Corporation’s historical combined financial statements. New News Corporation records amounts relating to these direct plans based on calculations specified by GAAP. The measurement and recognition of costs of New News Corporation’s direct pension and other postretirement benefit plans require the use of significant management judgments, including discount rates, expected return on plan assets, future compensation and other actuarial assumptions. For financial reporting purposes, direct net periodic pension expense (income) is calculated based upon a number of actuarial assumptions, including a discount rate for plan obligations and an expected rate of return on plan assets. Current market conditions, including changes in investment returns and interest rates, were considered in making these assumptions. In developing the expected long-term rate of return, the direct pension portfolio’s past average rate of returns, and future return expectations of the various asset classes were considered. The expected long-term rate of return is based on a direct asset allocation assumption of 38% equities, 46% fixed-income securities and 16% in cash and other investments. Total direct benefit plan net expenses recorded for these direct plans by New News Corporation were $31 million, $38 million and $53 million, for the years ended June 30, 2012, 2011 and 2010, respectively.

The discount rate reflects the market rate for high-quality fixed-income investments on New News Corporation’s annual measurement date of June 30 and is subject to change each fiscal year. The discount rate assumptions used to account for direct pension and other postretirement benefit plans reflect the rates at which the benefit obligations could be effectively settled. The rate was determined by matching New News Corporation’s expected benefit payments for the direct plans to a hypothetical yield curve developed using a portfolio of several hundred high-quality non-callable corporate bonds.

The key assumptions used in developing New News Corporation’s fiscal 2012, 2011 and 2010 net periodic pension expense for its direct plans consist of the following:

	2012	2011	2010
	($ in millions, except %)
Discount rate used to determine net periodic benefit cost	5.7%	5.8%	7.0%
Assets:
Expected rate of return	7.0%	7.0%	7.0%
Expected return	$82	$74	$66
Actual return	$39	$157	$132

(Loss)/Gain	$(43)	$83	$66

One year actual return	2.7%	13.8%	15.3%
Five year actual return	1.6%	3.5%	3.4%

The weighted average discount rate is volatile from year to year because it is determined based upon the prevailing rates in the U.S., the U.K. and Australia as of the measurement date. New News Corporation will utilize a weighted average discount rate of 4.5% in calculating the direct fiscal 2013 net periodic pension expense. New News Corporation will use a weighted average long-term rate of return of 6.75% for fiscal 2013 based principally on a combination of direct asset mix and historical experience of direct actual plan returns. The accumulated net pre-tax losses on New News Corporation’s direct pension plans as of June 30, 2012 were approximately $455 million which increased from approximately $313 million as of June 30, 2011. This increase of approximately $142 million was due primarily to a decrease in the discount rate used to measure the benefit obligation as of June 30, 2012. The accumulated pre-tax net losses as of June 30, 2012 were primarily the result of changes in discount rates and deferred asset losses. Lower discount rates increase present values of benefit obligations and increase New News Corporation’s deferred losses and also increase subsequent-year pension expense. Higher discount rates decrease the present values of benefit obligations and reduce New News Corporation’s accumulated net loss and also decrease subsequent-year pension expense. These deferred losses are being systematically recognized in future net periodic pension expense in accordance with ASC 715, “Compensation—Retirement Benefits.” Unrecognized losses in excess of 10% of the greater of the market-related value of plan assets or the plans projected benefit obligation are recognized over the average future service of the plan participants or average life expectancy for plan participants for plans where majority of plan participants aren’t accruing additional benefits.

New News Corporation made contributions of $48 million, $45 million and $51 million to its direct pension plans in fiscal 2012, 2011 and 2010, respectively. The majority of these contributions were voluntarily made to improve the funding status of the plans which were impacted by the economic conditions noted above. Future plan contributions are dependent upon actual plan asset returns, statutory requirements and interest rate movements. Assuming that actual plan returns are consistent with New News Corporation’s expected plan returns in fiscal 2012 and beyond, and that interest rates remain constant, New News Corporation anticipates that it would make contributions similar to fiscal 2012. New News Corporation will continue to make voluntary contributions as necessary to improve funded status (See Note 11 to the Combined Financial Statements of New News Corporation for further discussion of New News Corporation’s pension plans).

Changes in net periodic pension expense may occur in the future due to changes in New News Corporation’s expected rate of return on plan assets and discount rate resulting from economic events. The following table highlights the sensitivity of New News Corporation’s pension obligations and expense to changes in these assumptions, assuming all other assumptions remain constant:

Changes in Assumption	Impact on Annual Pension Expense	Impact on PBO
0.25 percentage point decrease in discount rate	Increase $1 million	Increase $41 million
0.25 percentage point increase in discount rate	Decrease $1 million	Decrease $39 million
0.25 percentage point decrease in expected rate of return on assets	Increase $3 million	—
0.25 percentage point increase in expected rate of return on assets	Decrease $3 million	—

Recent Accounting Pronouncements

See Note 2 to the Combined Financial Statements of New News Corporation for discussion of recent accounting pronouncements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

New News Corporation has exposure to different types of market risk including changes in foreign currency exchange rates and stock prices. New News Corporation neither holds nor issues financial instruments for trading purposes.

The following sections provide quantitative information on New News Corporation’s exposure to foreign currency exchange rate risk and stock price risk. New News Corporation makes use of sensitivity analyses that are inherently limited in estimating actual losses in fair value that can occur from changes in market conditions.

Foreign Currency Exchange Rates

New News Corporation conducts operations in three principal currencies: the U.S. dollar; the Australian dollar; and the British pound sterling. These currencies operate primarily as the functional currency for New News Corporation’s U.S., Australian and U.K. operations, respectively. Cash is managed centrally within each of the three regions with net earnings reinvested locally and working capital requirements met from existing liquid funds. To the extent such funds are not sufficient to meet working capital requirements, funding in the appropriate local currencies is made available from intercompany capital. New News Corporation does not hedge its investments in the net assets of its Australian and U.K. foreign operations.

Because of fluctuations in currency exchange rates, New News Corporation is subject to currency translation exposure on the results of its operations. Foreign currency translation risk is the risk that exchange rate gains or losses arise from translating foreign entities’ statements of earnings and balance sheets from functional currency to New News Corporation’s reporting currency (the U.S. Dollar) for consolidation purposes. New News Corporation does not hedge translation risk because it generally generates positive cash flows from its international operations that are typically reinvested locally. Currency exchange rates with the most significant impact to its translation include the Australian dollar and British pound sterling. As currency exchange rates fluctuate, translation of its Statements of Operations into U.S. dollars affects the comparability of revenues and operating expenses between years.

The table below details the percentage of revenues and expenses by the three principal currencies for the years ended June 30, 2012 and 2011:

	U.S. Dollars	Australian Dollars	British Pound Sterling
Year ended June 30, 2012
Revenues	52%	32%	16%
Operating expenses	53%	28%	19%
Year ended June 30, 2011
Revenues	50%	31%	19%
Operating expenses	54%	28%	18%

Based on the year ended June 30, 2012, a one cent change in both the U.S. dollar/Australian dollar and the U.S. dollar/British pound sterling rates will impact revenues by approximately $50 million annually, with an immaterial impact on Total Segment EBITDA.

Stock Prices

New News Corporation has two common stock investments in publicly traded companies that are subject to market price volatility. One of these investments is an equity method investment and one is a cost method investment. These investments had an aggregate fair value of approximately $689 million and $662 million as of December 31, 2012 and June 30, 2012, respectively. A hypothetical decrease in the market price of these investments of 10% would result in a fair value of approximately $620 million and $596 million as of

December 31, 2012 and June 30, 2012, respectively. Such a hypothetical decrease would be immaterial as any changes in fair value of New News Corporation’s equity method affiliates are not recognized unless deemed other-than-temporary.

Credit Risk

Cash and cash equivalents are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and, therefore, bear minimal credit risk.

New News Corporation’s receivables did not represent significant concentrations of credit risk as of December 31, 2012, June 30, 2012 or June 30, 2011 due to the wide variety of customers, markets and geographic areas to which New News Corporation’s products and services are sold.

New News Corporation monitors its positions with, and the credit quality of, the financial institutions which are counterparties to its financial instruments. New News Corporation is exposed to credit loss in the event of nonperformance by the counterparties to the agreements. As of December 31, 2012 and June 30, 2012, New News Corporation did not anticipate nonperformance by any of the counterparties.

MANAGEMENT

Directors and Executive Officers Following the Distribution

The following table sets forth information as of April 19, 2013 regarding individuals who are expected to serve as our executive officers and/or directors. We are in the process of identifying individuals who will serve on our board of directors following the distribution, and we expect to provide information regarding these individuals in an amendment to this information statement. After the completion of the distribution, we expect to have a board of directors initially consisting of [•] directors. Our amended and restated certificate of incorporation will provide that there be no fewer than three directors. A majority of our directors will be independent directors who meet the criteria for independence set forth in the NASDAQ Listing Rules. In addition, we are committed to achieving a supermajority of independent directors as our company evolves after the distribution.

Name	Age	Position
K. Rupert Murdoch	82	Executive Chairman
Robert J. Thomson	52	Chief Executive Officer
Bedi Ajay Singh	53	Chief Financial Officer
Gerson Zweifach	60	General Counsel

Biographies of Executive Officers and Directors

K. Rupert Murdoch AC—K. Rupert Murdoch AC will serve as our Executive Chairman. He has been Chief Executive Officer of Parent since 1979 and its Chairman since 1991. Mr. Murdoch served as a Director of British Sky Broadcasting plc (“BSkyB”) from 1990 to 2007, as a Director of Gemstar-TV Guide International Inc. (“Gemstar-TV Guide”) from 2001 to 2008 and as a Director of The DIRECTV Group, Inc. (“DIRECTV”) from 2003 to 2008.

Robert J. Thomson—Robert J. Thomson will serve as our Chief Executive Officer. He has served as Editor-in-Chief of Dow Jones and Managing Editor of The Wall Street Journal since 2008. Mr. Thomson previously served as Publisher of Dow Jones from 2007 to 2008, after serving as Editor of The Times of London from 2002 to 2007. Prior to that role, he was Managing Editor of the U.S. edition of the Financial Times.

Bedi Ajay Singh—Bedi Ajay Singh will serve as our Chief Financial Officer. He most recently served as President, Finance and Administration & CFO for MGM Studios from 2008 to 2010. Previously, Mr. Singh served as Chief Financial Officer at Gemstar-TV Guide from 2006 to 2008, as Chief Finance and Administration Officer at Novartis Pharma A.G. from 2004 to 2006 and as Executive Vice President and Chief Financial Officer of Sony Pictures Entertainment from 1999 to 2003. Before joining Sony Pictures Entertainment, he held a number of positions at Parent, including senior finance roles at News International as Financial Controller and Fox Filmed Entertainment as Deputy Chief Financial Officer. Mr. Singh is a Fellow of the UK Institute of Chartered Accountants and started his business career with Arthur Andersen in London.

Gerson Zweifach—Gerson Zweifach will serve as our General Counsel. Gerson Zweifach has been a Senior Executive Vice President and Group General Counsel of Parent since February 2012. He also serves as Chief Compliance Officer of Parent. Mr. Zweifach served as an attorney at Williams & Connolly LLP where he was a partner from 1988 to February 2012 and currently serves as Of Counsel. Mr. Zweifach has been a member of the Bar of the District of Columbia since 1981 and the Bar of the State of New York since 1980.

Committees of Our Board of Directors

Effective upon the completion of the distribution, our board of directors will have the following committees, each of which will operate under a written charter that will be posted to our website prior to the distribution.

Audit Committee

The Audit Committee will be established in accordance with Section 3(a)(58)(A) and Rule 10A-3 under the Exchange Act. The Audit Committee will assist the board of directors in its oversight of (i) the integrity of our financial statements and our financial reporting processes and systems of internal control, (ii) the qualifications, independence and performance of our independent registered public accounting firm and the performance of our corporate auditors and corporate audit function, (iii) our compliance with legal and regulatory requirements involving financial, accounting and internal control matters, (iv) investigations into complaints concerning financial matters, (v) risks that may have a significant impact on our financial statements and (vi) the review, approval and ratification of transactions with related parties. The Audit Committee will provide an avenue of communication among management, the independent registered public accounting firm, the corporate auditors and the board of directors.

The Audit Committee will be comprised of members that meet the independence requirements set forth in the NASDAQ Listing Rules and in accordance with the Audit Committee charter. Each of the members of the Audit Committee will be financially literate in accordance with NASDAQ Listing Rules. The Audit Committee will also have at least one member who meets the definition of audit committee financial expert under SEC rules. None of our Audit Committee members will simultaneously serve on more than two other public company audit committees unless the board of directors specifically determines that it would not impair the ability of an existing or prospective member to serve effectively on the Audit Committee. The members of the Audit Committee will be identified by amendment to this information statement.

Compensation Committee

The primary responsibilities of the Compensation Committee will be: (i) to review and approve goals and objectives relevant to the compensation of our chief executive officer, to evaluate the performance of our chief executive officer in light of these goals and objectives and other factors the Compensation Committee deems appropriate, and, based on this review and evaluation, to recommend to our board of directors the compensation of our chief executive officer; (ii) to consider, authorize and oversee our incentive compensation plans and equity-based plans and recommend changes in such plans to our board of directors as needed, and to exercise all authority of our board of directors with respect to the administration of such plans, including the granting of awards under our incentive compensation plans and equity-based plans; (iii) to review and approve fixed and performance based compensation (including the measures and factors that the Compensation Committee deems appropriate for incentive awards including, without limitation, our financial and operating performance and individual contributions to financial and non-financial objectives, and the implementation and enforcement of effective compliance programs), benefits and terms of employment of our executive officers (as defined by the NASDAQ Listing Rules) and such other senior executives identified by the Compensation Committee after consultation with our chief executive officer and other members of management; (iv) to review and approve or ratify the principal employment terms for each employment arrangement (excluding arrangements for talent) where the sum of the base salary, bonus target and long-term incentive target for the contract period is equal to or greater than a threshold amount set by the Compensation Committee; (v) to review and approve separation obligations that exceed by more than a certain amount set by the Compensation Committee (excluding consideration for outstanding equity awards) those contractually provided for in an employment agreement approved or ratified by the Compensation Committee pursuant to (iv) above; (vi) to review our recruitment, retention, compensation, termination and severance policies for certain senior executives; (vii) to review and assist with the development of executive succession plans and to consult with our chief executive officer regarding the selection of senior executives; (viii) to review the compensation of non-executive directors for service on our board of directors and its committees and recommend changes in compensation to the board of directors; and (ix) to review our compensation policies and practices to determine whether they create risk-taking incentives that are reasonably likely to have a material adverse impact on us.

The Compensation Committee will be comprised of members that meet the independence requirements set forth by the SEC and in the NASDAQ Listing Rules. The members of the Compensation Committee will be

“non-employee directors” (within the meaning of Rule 16b-3 of the Exchange Act) and “outside directors” (within the meaning of Section 162(m) of the Code). None of our directors will have interlocking or other relationships with other boards, compensation committees or our executive officers that would require disclosure under Item 407(e)(4) of Regulation S-K. The initial members of the Compensation Committee will be identified by amendment to this information statement.

Nominating and Corporate Governance Committee

The primary responsibilities of the Nominating and Corporate Governance Committee will be: (i) to review the qualifications of candidates for director suggested by board of director members, stockholders, management and others in accordance with criteria recommended by the Nominating and Corporate Governance Committee and approved by our board of directors; (ii) to consider the performance of incumbent directors in determining whether to nominate them for re-election; (iii) to recommend to our board of directors a slate of nominees for election or re-election to our board of directors at each annual meeting of stockholders; (iv) to recommend to our board of directors candidates to be elected to our board of directors as necessary to fill vacancies and newly created directorships; and (v) to advise and make recommendations to our board of directors on corporate governance matters. The Nominating and Corporate Governance Committee will also make recommendations to our board of directors as to determinations of director independence and conduct an annual self-evaluation for our board of directors.

The Nominating and Corporate Governance Committee will be comprised of members that meet the independence requirements set forth by the SEC and in the NASDAQ Listing Rules and in accordance with the Nominating and Corporate Governance Committee charter. The initial members of the Nominating and Corporate Governance Committee will be identified by amendment to this information statement.

Standards of Business Conduct and Code of Ethics

Prior to the completion of the distribution, we intend to adopt Standards of Business Conduct. These Standards of Business Conduct will confirm our commitment to conduct our affairs in compliance with all applicable laws and regulations and observe the highest standards of business ethics. The Standards of Business Conduct will also apply to ensure compliance with stock exchange requirements and to ensure accountability at a senior management level for that compliance. We intend that the spirit, as well as the letter, of the Standards of Business Conduct be followed by all directors, officers and employees of us and our subsidiaries and divisions. This will be communicated to each new director, officer and employee.

To promote further ethical and responsible decision-making, our board of directors intends to establish a Code of Ethics for the chief executive officer and senior financial officers that will be incorporated by reference into the Standards of Business Conduct.

A copy of our Standards of Business Conduct and Code of Ethics will be available on our website immediately prior to the distribution.

Director Nomination Process

Our initial board of directors will be selected by the Parent’s board of directors. We intend to establish a Nominating and Corporate Governance Committee which will develop criteria for filling vacant board of director positions, taking into consideration such factors as it deems appropriate, including the candidate’s education and background; his or her leadership and ability to exercise sound judgment; his or her general business experience and familiarity with our businesses; and whether he or she possesses unique expertise or perspective that will be of value to us. We believe candidates should not have any interests that would materially impair their ability to exercise independent judgment or otherwise discharge the fiduciary duties owed as a director to us and our stockholders. Directors must demonstrate personal integrity and ethical character, and value and appreciate these qualities in others. It is expected that each director will devote the necessary time to the fulfillment of his or her duties as a director. In this regard, the Nominating and Corporate Governance Committee will consider the number and nature of each director’s other commitments, including other directorships. Although we do not anticipate the board of directors will have a formal policy with respect to diversity in identifying director nominees, the Nominating and Corporate Governance Committee will seek to promote through the nomination process an appropriate diversity on the board of directors of professional background, experience, expertise, perspective, age, gender, ethnicity and country of citizenship.

After completing this evaluation, the Nominating and Corporate Governance Committee will make recommendations to the full board of directors which in turn will make the final determination whether to nominate or appoint the new director after considering the Nominating and Corporate Governance Committee’s recommendation.

EXECUTIVE COMPENSATION

Introduction

Prior to the distribution, we have been a wholly-owned subsidiary of Parent. Until the distribution, our compensation decisions will be made by Parent’s senior management and the compensation committee of Parent’s board of directors. We expect that our executive compensation program following the distribution will generally include the same elements as Parent’s executive compensation program. Our Compensation Committee will review all aspects of compensation and may make adjustments that it believes are appropriate in structuring our executive compensation arrangements. We have presented information below under “—Key Elements of Expected Compensation from New News Corporation” concerning future compensation from New News Corporation for each of our executive officers other than Mr. Zweifach, our General Counsel, whose services will be provided to us under a transition services agreement with Parent and who will receive no compensation directly from us.

Compensation Philosophy

The compensation philosophy of Parent and its compensation committee for our company is described below. Following the distribution, our Compensation Committee will review and consider this philosophy and may make adjustments as appropriate. The current compensation philosophy for our company aims to achieve the following:

•	Provide a compensation program that drives performance;

•	Ensure our compensation policies and practices support both annual and long-term growth for stockholders; and

•	Structure compensation packages to attract, retain and motivate the top executive talent necessary for our success.

In designing compensation for our executive officers, Parent and its compensation committee are guided by the following objectives:

•

Our compensation programs should incorporate a mix of fixed and performance-based compensation in the form of base salary, performance-based annual bonus compensation, long-term equity-based incentives and retirement and other benefit programs to enable us to attract the highest quality talent. Performance-related compensation is awarded at the sole discretion of the Compensation Committee and earned based on the company’s and the individual’s performance.

•

Our individual pay decisions should consider trends in the industry in which we operate and compete and the executive’s performance, contributions, breadth and complexity of the role, and individual skills.

•	Our compensation programs should be communicated and implemented as clearly, specifically and transparently as possible.

•

Our equity programs should align our executive officers’ compensation with our long-term performance and link our executive officers’ interests directly with our stockholders’ interests, and also provide a strong link between pay and performance.

Primary Elements of Compensation

Base Salary: One element of compensation needed to attract and retain an employee in any organization is base salary. Base salary is the fixed element of an executive officer’s annual cash compensation and does not vary with performance. We expect that the base salaries for our executive officers will be established in the context of the nature of the executive officer’s particular position, the responsibilities associated with that position, length of service with the company, experience, expertise, knowledge and qualifications, market factors, the industry in which we operate and compete, recruitment and retention factors, our Executive Chairman’s and Chief Executive Officer’s recommendations (with the exception of their own base salaries) and our overall compensation philosophy. As further described below, the respective employment arrangements of our executive officers provide for a specified or minimum base salary determined in accordance with these criteria.

Annual Bonus Compensation: Our executive officers also are expected to be eligible for annual bonus compensation. The executive officers have a direct influence on our operations and strategy. We expect that our Compensation Committee will adopt an annual bonus framework which fosters a performance-driven, pay-for-performance culture that aligns our executive officers’ interests with those of our stockholders while also rewarding the executive officers for superior individual achievements. As further described below, the respective employment arrangements of our executive officers provide for an annual bonus with performance criteria to be determined in accordance with this framework.

Long-Term Equity-Based Incentive Awards: We anticipate having our executive officers participate in long-term equity incentive compensation programs. We are still evaluating and determining the design of our long-term equity incentive awards. We expect that our Compensation Committee will design a framework for equity awards that aligns our executives’ compensation with the long-term performance of our company and links our executives’ interests directly with those of our stockholders. As further described below, the respective employment arrangements of our executive officers provide for long-term incentive awards.

Executive Officers of New News Corporation

Our initial executive officers will consist of our Executive Chairman, Mr. K. Rupert Murdoch, our Chief Executive Officer, Mr. Robert J. Thomson, our Chief Financial Officer, Mr. Bedi Ajay Singh, and our General Counsel, Mr. Gerson Zweifach. Our company was formed in connection with this transaction, and we paid no compensation to our executive officers for the fiscal year ended June 30, 2012.

Key Elements of Expected Compensation from New News Corporation

The key elements of expected compensation for each of our executive officers are summarized below. With respect to performance targets for annual bonuses and performance-based equity awards, these targets will be determined at the sole discretion of the Compensation Committee (subject to any employment agreements) and will be earned based on our executive officers’ achievement of company and individual performance metrics.

K. Rupert Murdoch

Mr. K. Rupert Murdoch, our Executive Chairman, will receive compensation commensurate to his strategic role with us, with a significant portion of his total target compensation at-risk and linked to our performance. Accordingly, Parent’s compensation committee determined that Mr. Murdoch shall receive from us for fiscal 2014 a base salary at an annual rate of $1,000,000, a performance-based annual bonus with a target of $2,000,000 and a performance-based long-term equity-based award (“Performance Equity Awards”) with a target amount of $2,000,000.

Robert J. Thomson

On April 25, 2013, a subsidiary of Parent entered into an employment agreement effective as of January 1, 2013 with Mr. Thomson (the “Thomson Agreement”), which subsidiary will be transferred to us at the distribution. The term of the Thomson Agreement, under which, as of the distribution, Mr. Thomson serves as our Chief Executive Officer, extends through June 30, 2016. Pursuant to the Thomson Agreement, Mr. Thomson receives a base salary at an annual rate of not less than $2,000,000, and he will also be entitled to receive a performance-based annual bonus with a target of $2,000,000. The criteria for the achievement of the performance-based bonus amount shall be based on metrics to be determined by our Compensation Committee, in consultation with Mr. Thomson, and the Compensation Committee will determine the extent to which the metrics have been satisfied and the amount of the annual bonus, if any.

Beginning in fiscal 2014, Mr. Thomson is entitled to receive annual grants of Performance Equity Awards with a target amount of $4,000,000. Our Compensation Committee will determine the design of the Performance Equity Awards, the extent to which the applicable performance metrics have been satisfied and the amount of the Performance Equity Awards, if any. If after the expiration date of the Thomson Agreement Mr. Thomson is not offered an extension or renewal on similar or better terms, he will be entitled to receive the full value of any Performance Equity Award granted during the term of his employment.

Mr. Thomson is entitled to participate in incentive or benefit plans or arrangements in effect or to be adopted by us or our affiliates and to such other perquisites as are applicable to our other senior executives of similar rank, including any stock option or purchase plan, stock appreciation rights plan or any bonus or other incentive compensation plan and any profit sharing, pension, group medical, dental, disability, life insurance or other similar benefit plans. Additionally, the Thomson Agreement provides for certain payments and benefits to Mr. Thomson upon his separation from us as described below in “—Potential Payments Upon Termination”.

Bedi Ajay Singh

On November 26, 2012, a subsidiary of Parent entered into an employment agreement with Mr. Singh (the “Singh Agreement”), which subsidiary will be transferred to us at the distribution. The term of the Singh Agreement, under which, as of the distribution, Mr. Singh serves as our Chief Financial Officer, extends through June 30, 2016. Pursuant to the Singh Agreement, Mr. Singh receives a base salary at an annual rate of not less than $1,100,000, and he will also be entitled to receive a performance-based annual bonus with a target of no less than $1,000,000. The criteria for the achievement of the performance-based bonus amount shall be based on metrics to be determined by our Compensation Committee, in consultation with Mr. Singh, and the Compensation Committee will determine the extent to which the metrics have been satisfied and the amount of the annual bonus, if any.

Beginning in fiscal 2014, Mr. Singh is entitled to receive annual grants of Performance Equity Awards with a target amount of no less than $1,000,000. Our Compensation Committee will determine the design of the Performance Equity Awards, the extent to which the applicable performance metrics have been satisfied and the amount of the Performance Equity Awards, if any. If after the expiration date of the Singh Agreement Mr. Singh is not offered an extension or renewal on similar or better terms, he will be entitled to receive the full value of any Performance Equity Award granted during the term of his employment. In addition, Mr. Singh received a one-time inducement equity grant equivalent in value to $500,000 in Parent Class A Common Stock (the “Initial Equity Grant”). This grant will be converted to the number of shares of our Class A Common Stock based on a ratio used to convert other Parent equity awards to our equity awards, and will vest over three years.

Mr. Singh is entitled to participate in incentive or benefit plans or arrangements in effect or to be adopted by us or our affiliates and to such other perquisites as are applicable to our other senior executives of equal rank, including any stock option or purchase plan, stock appreciation rights plan or any bonus or other incentive compensation plan and any profit sharing, pension, group medical, dental, disability, life insurance or other similar benefit plans. Mr. Singh also receives a car allowance in the amount of $1,200 per month. Additionally, the Singh Agreement provides for certain payments and benefits to Mr. Singh upon his separation from us as described below in “—Potential Payments Upon Termination”, and provides Mr. Singh with reimbursement for reasonable legal expenses up to $20,000 incurred by him in connection with the negotiation and preparation of the Singh Agreement.

Gerson Zweifach

In connection with the distribution, we entered into a transition services agreement with Parent pursuant to which we compensate Parent for the services that it provides to us. See “Certain Relationships and Related Person Transactions.” As part of that agreement, Parent will provide to us the services of its Group General Counsel, Mr. Zweifach. Mr. Zweifach will receive no compensation from us for those services.

Potential Payments Upon Termination

The employment agreements of each of Messrs. Thomson and Singh provide for certain payments and benefits upon a separation from us. There are no similar arrangements currently in place with respect to Mr. Murdoch or for Mr. Zweifach, who receives no compensation from us for his services. The provisions in the employment agreements of Messrs. Thomson and Singh are summarized below.

Robert J. Thomson

Pursuant to the Thomson Agreement, during any period that Mr. Thomson fails to perform his duties as a result of incapacity and disability due to physical or mental illness, or by reason of his death, Mr. Thomson is entitled to (or we will pay directly to his surviving spouse or legal representative of his estate):

•	continue to receive his full base salary until Mr. Thomson returns to his duties or until one year following his termination;

•	any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination;

•

a pro-rata portion of the annual bonus he would have earned for the fiscal year of termination had no termination occurred, calculated based on the pre-determined target annual bonus amount and based on the number of days he was employed by us and Parent in the fiscal year during which his employment terminated compared to the total number of days in such fiscal year; and

•	vesting and payment of Performance Equity Awards as provided for in the applicable plan documents.

If Mr. Thomson’s employment is terminated by us for cause, Mr. Thomson will be entitled to receive:

•	his full base salary through the date of termination; and

•	any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination.

If Mr. Thomson’s employment is terminated by us other than for cause, death or disability or by Mr. Thomson for good reason, Mr. Thomson will be entitled to receive, subject to his execution of a general release and waiver:

•	his full base salary and annual bonus for two years after the date of termination, with the annual bonus determined in accordance with his agreement;

•	any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination; and

•	continued vesting of Performance Equity Awards granted prior to the date of termination in the same manner as though he continued to be employed for the remaining term of his employment.

For the purpose of Mr. Thomson’s employment agreement, the term “cause” means a material breach of the agreement by Mr. Thomson, which breach is not cured within 30 days after written notice to Mr. Thomson specifying such breach, or in the event of Mr. Thomson’s excessive unauthorized absenteeism, chronic substance abuse, fraud, embezzlement, or conviction of a felony (other than a vehicular felony). The term “good reason”

means (i) a material breach of the agreement by us, which breach if curable, is not cured within 30 days after written notice specifying such breach, (ii) if Mr. Thomson is required to be based and essentially render services in other than the New York City metropolitan area at our principal offices in such area or (iii) a material diminution in Mr. Thomson’s job description, title, authority, duties or responsibility.

Bedi Ajay Singh

Pursuant to the Singh Agreement, during any period that Mr. Singh fails to perform his duties as a result of incapacity and disability due to physical or mental illness, or by reason of his death, Mr. Singh is entitled to (or we will pay directly to his surviving spouse or legal representative of his estate):

•	continue to receive his full base salary until Mr. Singh returns to his duties or until one year following his termination;

•	any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination;

•

a pro-rata portion of the annual bonus he would have earned for the fiscal year of termination had no termination occurred, calculated based on the annual bonus target amount and based on the number of days he was employed by us and Parent in the fiscal year during which his employment terminated compared to the total number of days in such fiscal year;

•	the Initial Equity Grant, which shall be deemed fully vested; and

•	vesting and payment of Performance Equity Awards as provided for in the applicable plan documents.

If Mr. Singh’s employment is terminated by us for cause, Mr. Singh will be entitled to receive:

•	his full base salary through the date of termination; and

•	any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination.

If Mr. Singh’s employment is terminated by us other than for cause, death or disability or by Mr. Singh for good reason, Mr. Singh will be entitled to continue to receive:

•	his base salary and his annual bonus at the pre-determined target amount;

•	any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination;

•	vesting and payment of Performance Equity Awards as provided for in the applicable plan documents; and

•	the Initial Equity Grant, which shall be deemed fully vested.

For the purpose of the Singh Agreement, the term “cause” means a material breach of the agreement by Mr. Singh, which breach is not cured within 30 days after written notice to Mr. Singh specifying such breach, or in the event of Mr. Singh’s excessive unauthorized absenteeism, chronic substance abuse, fraud, embezzlement, or conviction of a felony (other than a vehicular felony). The term “good reason” means, provided the following instances satisfy the term “Good Cause” within the meaning of Section 409A of the Internal Revenue Code, (i) a material breach of the agreement by us, which breach if curable, is not cured within 30 days after written notice specifying such breach, (ii) if Mr. Singh is required to be based and essentially render services in other than the New York City metropolitan area at our principal offices in such area or (iii) a material diminution in Mr. Singh’s job description, title, authority, duties or responsibility.

The amount and timing of any additional equity-based compensation to be paid to our executive officers at or following the distribution will be determined by our Compensation Committee. Any equity incentive awards granted to our executive officers following the distribution will generally be granted pursuant to the new equity incentive plan, which is described under “—New Equity Incentive Plan” below.

New Equity Incentive Plan

Prior to the distribution, we will adopt the New News Corporation 2013 Long-Term Incentive Plan (the “2013 LTIP”). Parent, as our sole stockholder, will approve the 2013 LTIP prior to the distribution date, and the 2013 LTIP will become effective on the distribution date. The following description is a summary of certain terms of the 2013 LTIP, which is filed as an exhibit to the registration statement on Form 10 of which this information statement is a part. This summary is qualified in its entirety by reference to the full text of the 2013 LTIP, which is incorporated by reference into this information statement. The terms of the 2013 LTIP that will be in effect following the distribution have not yet been finalized; changes to the 2013 LTIP, some of which may be material, may be made prior to our distribution from Parent.

Purpose

The purpose of the 2013 LTIP is to benefit and advance the interests of our company and its subsidiaries by making awards to certain employees, directors and other service providers of our company and its subsidiaries as an additional incentive for them to make contributions to our financial success.

Eligibility

Employees, officers or directors of our company or an affiliate of our company, and consultants and advisers currently providing services to our company or an affiliate of our company, are eligible to receive awards under the 2013 LTIP.

Plan Limits

An aggregate of [•] shares of New News Corporation Class A Common Stock may be issued under the 2013 LTIP (the “2013 LTIP Limit”). The 2013 LTIP Limit will be reduced by [•] shares for every one share of New News Corporation Class A Common Stock for which an award (other than a stock option, a stock appreciation right (“SAR”) or an award denominated in dollars) is granted or denominated. Stock options and SARs reduce the 2013 LTIP Limit on a one-for-one basis based on the number of shares of New News Corporation Class A Common Stock subject to the award. If an award expires, or is cancelled, forfeited or terminated without having been exercised or paid, or is settled in cash, the number of shares previously subject to such award will be added back to the 2013 LTIP Limit and will again be available for future grant under the 2013 LTIP.

The 2013 LTIP will provide that no participant may be granted stock options or SARs with respect to more than [•] shares of New News Corporation Class A Common Stock in any one calendar year, except that a participant may be granted awards in respect of up to [•] shares of New News Corporation Class A Common Stock in the participant’s year of hire. For all other awards intended to qualify for the Section 162(m) exception for “qualified performance-based compensation,” the maximum amount payable to any one participant during a one year performance period is expected to be $[•] for awards denominated in cash and [•] shares of New News Corporation Class A Common Stock for awards denominated in shares.

Duration

Unless earlier terminated by action of our board of directors, the 2013 LTIP will terminate on the tenth anniversary of the effective date of the 2013 LTIP, and no further awards may be granted under the 2013 LTIP after the end of the term.

Administration

The 2013 LTIP will be administered by our board of directors or the Compensation Committee. Subject to certain limitations, the Compensation Committee may delegate its authority under the 2013 LTIP to one or more (i) members of the Compensation Committee or (ii) company officers. The Compensation Committee selects the employees, directors and other service providers who receive awards under the 2013 LTIP and determines the type of award to be granted, the number of shares subject to awards or the cash amount payable in connection with an award and the terms and conditions of these awards in accordance with the terms of the 2013 LTIP. The Compensation Committee may, in its discretion, at any time accelerate the vesting date or dates of any award of stock options, SARs, restricted shares or restricted share units (“RSUs”). The Compensation Committee has full authority to interpret the 2013 LTIP and to establish rules for its administration. The Compensation Committee may also establish procedures for the deferral of payment of awards. With respect to any award that is intended to satisfy the requirements of the Section 162(m) exception for “qualified performance-based compensation,” the Compensation Committee will consist of at least the number of directors required to satisfy the exception for “qualified performance-based compensation” set forth in Section 162(m) of the Code, and each Compensation Committee member will satisfy the qualification requirements of such exception. Failure of any Compensation Committee member to meet these qualification requirements will not, however, invalidate any action taken or awards granted by the Compensation Committee.

Terms and Conditions of Awards

The 2013 LTIP will provide for the award of stock options, SARs, restricted and unrestricted shares, RSUs, dividend equivalents, performance awards and other equity-related awards and cash payments.

Stock Options

Stock options can be either incentive stock options within the meaning of Section 422 of the Code or options that do not qualify as incentive stock options for federal income tax purposes. The Compensation Committee will determine the number and kind of stock options granted, the date of grant, the exercise price, the vesting schedule, the period during which the stock options can be exercised (including the extent to which and the length of time during which the stock options may be exercised following the termination of the participant’s service) and any applicable performance goal requirements.

No stock option may be granted with a per share exercise price of less than 100% of the fair market value of a share of New News Corporation Class A Common Stock on the date of grant (with certain exceptions). Unless otherwise determined by the Compensation Committee, no stock option can be exercised more than ten years after the date of grant. The exercise price of a stock option will be paid in cash or, in the discretion of the Compensation Committee, in shares of New News Corporation Class A Common Stock or in a combination of cash and shares or with any other form of valid consideration acceptable to the Compensation Committee. The Compensation Committee may also allow a participant to pay all or a portion of the exercise price using a net share settlement procedure, through the withholding of shares or through a cashless exercise procedure.

SARs

The Compensation Committee may grant SARs under the 2013 LTIP alone or in tandem with other awards. No SAR that is granted alone may be granted with a per share exercise price of less than 100% of the fair market value of a share of New News Corporation Class A Common Stock on the date of grant (with certain exceptions). SARs granted alone or in tandem with awards other than stock options will be subject to the terms and conditions established by the Compensation Committee as set forth in the applicable award agreement (including the extent to which and the length of time during which the SARs may be exercised following the termination of the participant’s service). Unless the Compensation Committee determines otherwise, in no event may a SAR granted alone or in tandem with awards other than stock options be exercised following the earlier to occur of the expiration of the SAR and the tenth anniversary of the date of grant. SARs granted in tandem with a stock option (either at the time the stock option is granted or by amendment at any time prior to the exercise, expiration or termination of such stock option) will become exercisable, be transferable and will expire according to the same vesting schedule, transferability rules and expiration provisions as the corresponding stock option.

The Compensation Committee may not reprice any stock option or SAR awarded under the 2013 LTIP without the approval of stockholders.

Restricted Shares, Restricted Share Units and Unrestricted Shares

The Compensation Committee may grant restricted shares, RSUs and unrestricted shares under the 2013 LTIP. A restricted share is a share of New News Corporation Class A Common Stock granted to the participant subject to restrictions determined by the Compensation Committee. An RSU is a contractual right to receive, in the discretion of the Compensation Committee, a share of New News Corporation Class A Common Stock, a cash payment equal to the fair market value of a share of New News Corporation Class A Common Stock or a combination of cash and New News Corporation Class A Common Stock, subject to terms and conditions as determined by the Compensation Committee. The Compensation Committee may also grant awards of unrestricted shares of New News Corporation Class A Common Stock to eligible employees in recognition of outstanding achievements and performance.

Restricted shares and RSUs will be subject to a vesting schedule, which may include any applicable performance goal requirements, established by the Compensation Committee. Subject to limited exceptions, vesting schedules must remain in effect (in whole or in part) until the first anniversary of the date of grant. The Compensation Committee will determine and specify the impact of the termination of the participant’s service on unvested restricted shares and RSUs.

For restricted shares, the participant will generally have all rights as a holder of New News Corporation Class A Common Stock. However, dividends paid on restricted shares that vest or are earned based upon the achievement of performance goals will be accrued during the applicable performance period and will vest and be paid only if the performance goals for the underlying restricted shares are achieved. If the performance goals are not achieved, the participant will forfeit all unvested dividends.

Performance Awards

The Compensation Committee may grant performance awards in the form of either performance shares or performance units. The terms and conditions of the performance awards will be determined by the Compensation Committee, and, unless the Compensation Committee determines otherwise, the grant, vesting and/or exercisability of performance awards will be conditioned in whole or in part on the achievement in whole or in part of performance goals during a performance period as selected by the Compensation Committee. Under the 2013 LTIP, the Compensation Committee may also condition the grant, vesting and/or exercisability of other types of awards upon the attainment of performance targets related to one or more performance goals over a performance period selected by the Compensation Committee. For awards intended to satisfy the Section 162(m) exception for “qualified performance-based compensation,” the Compensation Committee will establish the performance goals by reference to one or more performance criteria to be set forth in the 2013 LTIP, either on a company-wide basis or, as relevant, concerning one or more affiliates, divisions, departments, regions, functions or business units.

Dividend Equivalents

The Compensation Committee may allow any recipient of an award under the 2013 LTIP (other than a stock option or SAR) to receive, currently or on a deferred basis, interest, dividends or dividend equivalent payments, for the number of shares of New News Corporation Class A Common Stock covered by such award. The Compensation Committee may also provide for the amount of such interest, dividend or dividend equivalent to be reinvested and/or subject to the same terms and conditions (including vesting and forfeiture provisions) as the related award. Dividends or dividend equivalents granted for an award that vests or is earned based upon the achievement of performance goals will be accrued during the applicable performance period and will vest and be paid only if the performance goals for the underlying award are achieved. If the performance goals are not achieved, the participant will forfeit all unvested dividends or dividend equivalents with respect to such award.

Other Awards

The Compensation Committee has the authority to grant other equity-related awards or cash payments based on one or more criteria determined by the Compensation Committee under the 2013 LTIP that are consistent with the purpose of the 2013 LTIP and our interests.

Adjustments

In the event of a merger, consolidation, stock split, reverse stock-split, dividend, distribution, combination, reclassification, reorganization, split-up, spin-off or recapitalization that changes the character or amount of the New News Corporation Class A Common Stock, an extraordinary cash dividend or other changes in our corporate structure, equity securities or capital structure, the Compensation Committee will make any adjustments it deems appropriate to the number and kind of securities subject to any outstanding award, the exercise price or purchase price, if any, of any outstanding award, and the maximum number or kind of securities that may be granted under the 2013 LTIP or the aggregate number or kind of securities that may be granted to any participant. These adjustments will not be considered a repricing under the 2013 LTIP. In the case of a merger, consolidation or similar transaction, the Compensation Committee may also (i) provide that outstanding awards will be terminated, and the vesting and payout of the awards accelerated, immediately prior to the consummation of the transaction, (ii) provide that outstanding awards may be cashed out (with certain limitations), and/or (iii) make such other adjustments as it deems appropriate, including providing for full vesting of awards for those participants whose service is terminated in connection with the transaction.

Transfer Restrictions

The rights of a participant to any award granted under the 2013 LTIP will be exercisable during the participant’s lifetime only by the participant and will not be transferable other than by will or the laws of descent and distribution. The Compensation Committee may, however, permit other transferability, subject to any conditions and limitations that it imposes.

Amendment and Termination

The board of directors may at any time alter, amend, suspend or terminate the 2013 LTIP, in whole or in part, except that no alteration or amendment will be effective without stockholder approval (if required by law or applicable stock exchange rules). No termination or amendment may materially adversely affect the terms of any then outstanding awards without the consent of the affected participant.

COMPENSATION OF DIRECTORS

Following the distribution, director compensation will be reviewed and recommended by the Compensation Committee of the board of directors and set by the board of directors.

It is anticipated that directors’ fees will not be paid to directors who are our executives or employees (the “executive directors”) because the responsibilities of board of directors membership are considered in determining compensation paid as part of the executives’ normal employment conditions.

However, we expect the Compensation Committee will periodically review the basic fees payable to the directors who are not our executives (collectively, the “non-executive directors”). Non-executive directors’ compensation will be evaluated against our peers and the Compensation Committee will consider the appropriateness of the form and amount of director compensation and make recommendations to the board of directors concerning director compensation with a view toward attracting and retaining qualified directors.

It is anticipated that such compensation will consist of an annual cash retainer and an annual deferred stock unit retainer. In addition, we anticipate that the chairs of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee will receive an additional cash retainer and that the members of each such committee will also receive an additional cash retainer. We will not provide directors who are also our employees any additional compensation for serving as a director.

In addition, we expect all non-executive directors will be reimbursed for reasonable travel and other out-of-pocket business expenses incurred in connection with attendance at meetings of the board of directors and its committees.

The following table sets forth information concerning the fiscal year 2012 compensation paid by Parent to non-employee directors of Parent who are expected to be our non-employee directors after the distribution.

Director Compensation Table

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings	All other compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Procedures for Approval of Related Person Transactions

The Audit Committee will establish procedures for the review, approval or ratification of related party transactions. We expect that pursuant to these procedures, the Audit Committee will review and approve (i) all related party transactions when and if required to do so by applicable rules and regulations, (ii) all transactions between us and any of our executive officers, directors, director nominees, directors emeritus or any of their immediate family members and (iii) all transactions between us and any security holder who is known by us to own of record or beneficially more than five percent of any class of our voting securities, other than transactions that (a) have an aggregate dollar amount or value of less than $120,000 (either individually or in combination with a series of related transactions) and (b) are made in the ordinary course of business of our company and such related party.

Certain Relationships and Potential Corporate Opportunities

Additionally, our amended and restated certificate of incorporation will acknowledge that our covered stockholders, directors and officers are or may become stockholders, directors, officers, employees or agents of Parent and certain of its affiliates and that we may engage in material business transactions with such entities. Our amended and restated certificate of incorporation will provide that any such overlapping person will not be liable to us, or to any of our stockholders, for breach of any fiduciary duty that would otherwise exist by reason of the fact that any such individual directs a corporate opportunity (other than certain limited types of restricted business opportunities set forth in our amended and restated certificate of incorporation) to Parent instead of us. See “Description of Our Capital Stock—Certain Corporate Opportunities.”

Related Person Transactions

Mrs. Prudence MacLeod is the daughter of K. Rupert Murdoch and is a member of the board of directors of Times Newspapers Holding Limited, a subsidiary of New News Corporation. She receives customary director fees for such services.

Other than as set out in this information statement, no director of New News Corporation or any person named in this information statement as a proposed director of New News Corporation has or has had, as of the date of this information statement or within the two years prior to such date, any interest in the promotion of New News Corporation or in the property acquired or proposed to be acquired by it.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Before the distribution, all of the outstanding shares of our common stock will be owned beneficially and of record by Parent. The following table sets forth information regarding the anticipated beneficial ownership of our Class A Common Stock and Class B Common Stock immediately following the completion of the distribution for each person who is known by us to beneficially own more than 5% of Parent Class B Common Stock. The beneficial ownership of our common stock presented in the table is based on beneficial ownership of Parent Class A Common Stock and Class B Common Stock, calculated as of April 19, 2013, and the distribution of [•] share[s] of our Class A Common Stock and Class B Common Stock for each share of Parent Class A Common Stock and Class B Common Stock, respectively.

Security Ownership of Certain Beneficial Owners

	Common Stock Beneficially Owned (1)
	Number of Shares Beneficially Owned				Option Shares	Percent of Class (3)
Name (2)	Non-Voting Class A Common Stock		Voting Class B Common Stock (4)		Non-Voting Class A Common Stock	Non-Voting Class A Common Stock	Voting Class B Common Stock (4)
Murdoch Family Trust (5) c/o McDonald Carano Wilson LLP 100 W. Liberty Street 10th Floor Reno, NV 89501	[	•]	[	•]	0	*	38.4%
HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud (6) c/o Kingdom Holding Company Kingdom Centre—Floor 66 P.O. Box Riyadh, 11321 Kingdom of Saudi Arabia	0		[	•]	0	0	7.0%
K. Rupert Murdoch (7)	[	•]	[	•]	0	*	39.4%

*	Represents beneficial ownership of less than one percent of the issued and outstanding Class A Common Stock or Class B Common Stock, as applicable, on April 19, 2013.
(1)	This table does not include, unless otherwise indicated, any shares of Class A Common Stock or any shares of Class B Common Stock or other equity securities that may be held by pension and profit-sharing plans of other corporations or endowment funds of educational and charitable institutions for which various directors and officers serve as directors or trustees.
(2)	The address for Mr. K.R. Murdoch is c/o New News Corporation, 1211 Avenue of the Americas, New York, New York 10036.
(3)	Applicable percentage of ownership is based on 1,517,855,238 shares of Parent Class A Common Stock and 798,520,953 shares of Parent Class B Common Stock outstanding as of April 19, 2013, together with the exercisable stock options, for such stockholder or group of stockholders, as applicable. In computing the number of shares of Parent common stock beneficially owned by a person and the percentage ownership of that person, shares issuable upon the exercise of options that are exercisable within 60 days of April 19, 2013 are not deemed outstanding for purposes of computing the percentage ownership of any other person.
(4)	Beneficial ownership of our Class B Common Stock as reported in the above table has been determined in accordance with Rule 13d-3 of the Exchange Act. Unless otherwise indicated, beneficial ownership of our Class B Common Stock represents both sole voting and sole investment power.
(5)

Beneficial ownership of 57,000 shares of Parent Class A Common Stock is as of November 10, 2008 as reported on Form 4 filed with the SEC on November 13, 2008. Beneficial Ownership of 306,623,480 shares of Parent Class B Common Stock is as of December 31, 2008, as reported on Schedule 13G/A filed with the SEC on February 17, 2009. Cruden Financial Services LLC, a Delaware limited liability company (“Cruden Financial Services”), the corporate trustee of the Murdoch Family Trust, has the power to vote and to dispose or direct the vote and disposition of the reported Parent Class B Common Stock. In addition, Cruden Financial Services has the power to exercise the limited vote and to dispose or direct the limited vote and disposition of the reported Parent Class A Common Stock. As a result of Mr. K.R. Murdoch’s ability to appoint certain members of the board of directors of Cruden Financial Services, Mr. K.R. Murdoch may be deemed to be a beneficial owner of the shares beneficially owned by the Murdoch Family Trust. Mr. K.R. Murdoch, however, disclaims any beneficial ownership of such shares.

(6)	Beneficial ownership of 56,237,915 shares of Parent Class B Common Stock is as of December 31, 2012 as reported on Schedule 13G/A filed by HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud (“HRH”) on January 31, 2013. Based on the Schedule 13G/A, 9,780,557 shares of Parent Class B Common Stock are owned by Kingdom 5-KR-134, Ltd. (“KR-134”), 1,250,000 shares of Parent Class B Common Stock are owned by Kingdom 5-KR-137, Ltd. (“KR-137”), 3,300,000 shares of Parent Class B Common Stock are owned by Kingdom 5-KR-138, Ltd. (“KR-138”), 8,400,000 shares of Parent Class B Common Stock are owned by Kingdom 5-KR-146, Ltd. (“KR-146”), 21,659,246 shares of Parent Class B Common Stock are owned by Kingdom 5-KR-222, Ltd. (“KR-222”), and 11,848,112 shares of Parent Class B Common Stock are owned by Kingdom Holding Company (“KHC”). KR-134, KR-137 and KR-138 are wholly-owned subsidiaries of Kingdom 5-KR-11, Ltd. (“KR-11”). KR-11, KR-146 and KR-222 are wholly-owned subsidiaries of KHC. HRH, as the majority stockholder of KHC, has the power to elect a majority of the directors of KHC and, through this power, has the power to appoint a majority of the directors of KR-11, KR-146 and KR-222, and in turn, KR-11, as sole stockholder of KR-134, KR-137 and KR-138 has the power to appoint a majority of the directors of KR-134, KR-137 and KR-138. Accordingly, for purposes of Regulations 13D-G under the Exchange Act, HRH can indirectly control the disposition and voting of the shares of Parent Class B Common Stock held by KR-11, KR-134, KR-137, KR-138, KR-146, KR-222 and KHC.
(7)	Beneficial ownership of 8,791,232 shares of Parent Class A Common Stock and 314,894,138 shares of Parent Class B Common Stock includes 57,000 shares of Parent Class A Common Stock and 306,623,480 shares of Parent Class B Common Stock beneficially owned by the Murdoch Family Trust. Mr. K.R. Murdoch may be deemed to be a beneficial owner of the shares beneficially owned by the Murdoch Family Trust. Mr. K.R. Murdoch, however, disclaims any beneficial ownership of such shares. Beneficial ownership also includes 8,250,000 shares of Parent Class B Common Stock held by the K. Rupert Murdoch 2004 Revocable Trust of which Mr. K.R. Murdoch holds a beneficial and trustee interest. Beneficial ownership also includes 4,800 shares of Parent Class A Common Stock and 4,540 shares of Parent Class B Common Stock held by certain members of Mr. K.R. Murdoch’s family. Beneficial ownership also includes 8,729,432 shares of Parent Class A Common Stock held by the GCM Trust that is administered by independent trustees for the benefit of Mr. K.R. Murdoch’s minor children. Mr. K.R. Murdoch, however, disclaims beneficial ownership of such shares. A portion of the shares held by Mr. K.R. Murdoch may be pledged from time to time to secure a line of credit.

Security Ownership of Directors and Named Executive Officers

The following table sets forth the expected beneficial ownership of our common stock immediately following the completion of the distribution by each of (1) our directors, (2) our named executive officers, and (3) our directors and named executive officers as a group, calculated as of [•], 2013, based upon the distribution of [•] share[s] of our Class A Common Stock and Class B Common Stock for each share of Parent’s Class A Common Stock and Class B Common Stock, respectively. The address of each director, director nominee and executive officer shown in the table below is c/o [•].

Common Stock Beneficially Owned
	Number of Shares Beneficially Owned		Option Shares	Percent of Class
Name	Non-Voting Class A Common Stock	Voting Class B Common Stock	Non-Voting Class A Common Stock	Non-Voting Class A Common Stock	Voting Class B Common Stock
[•]	[•]	[•]	[•]	[•]	[•]

OUR RELATIONSHIP WITH PARENT FOLLOWING THE DISTRIBUTION

Following the distribution, we and Parent will operate separately, each as an independent public company. Prior to the distribution, we and Parent will enter into certain agreements that will effect the separation, provide a framework for our relationship with Parent after the distribution and provide for the allocation between us and Parent of Parent’s assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after the distribution. The following is a summary of the terms of the material agreements that we intend to enter into with Parent prior to the distribution. When used in this section, “distribution date” refers to the date on which Parent distributes our common stock to the holders of Parent’s common stock.

The material agreements described below have been, or will be, filed as exhibits to the registration statement on Form 10 of which this information statement is a part, and the summaries of each of these agreements set forth the terms of the agreements that we believe are material. These summaries are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement. The terms of the agreements described below that will be in effect following the distribution have not yet been finalized; changes to these agreements, some of which may be material, may be made prior to our distribution from Parent.

The Separation and Distribution Agreement

The following discussion summarizes the material provisions of the separation and distribution agreement. The separation and distribution agreement sets forth, among other things, our agreements with Parent regarding the principal transactions necessary to separate us from Parent. It also sets forth other agreements that govern certain aspects of our relationship with Parent after the distribution date, including with respect to transition services, employee benefits, tax matters, intellectual property, commercial and financing arrangements. We and Parent will enter into the separation and distribution agreement prior to the distribution.

Internal Reorganization

The separation and distribution agreement will provide for the transfers of the entities and their related assets and liabilities that are necessary in advance of the distribution so that Parent retains the entities associated with Parent’s entertainment and media business and we retain the entities associated with Parent’s newspapers, information services and integrated marketing services, digital real estate services, book publishing, digital education and sports programming and pay-TV distribution in Australia. We are currently a wholly-owned subsidiary of Parent. In connection with the distribution, Parent will undertake a series of internal reorganization transactions so that we will hold only the entities associated with Parent’s newspapers, information services and integrated marketing services, digital real estate services, book publishing, digital education and sports programming and pay-TV distribution in Australia and certain specified liabilities that we will assume and Parent will hold only the media and entertainment business entities and certain specified legacy liabilities.

Allocation of Liabilities

The separation and distribution agreement will provide that the liabilities assumed by us will generally include, without duplication, liabilities associated with the pre- and post-distribution operation and conduct of the businesses that comprise our company. However, Parent will, subject to our compliance with the terms of the separation and distribution agreement, indemnify us for payments made in connection with liabilities arising out of civil claims or investigations relating to the U.K. Newspaper Matters, as well as costs and expenses related to the criminal matters, in each case for amounts paid after the distribution date. See “—U.K. Newspaper and Related Matters” below. In addition, as described under “Employee Matters Agreement” below, Parent will also retain certain employee-related legacy liabilities. We will not be responsible for any liabilities of Parent or any of its businesses that do not comprise our company, or for any liability relating to any indebtedness of Parent, which will be retained entirely by Parent.

Conditions to the Distribution

The separation and distribution agreement provides that the distribution is subject to the satisfaction (or waiver by Parent) of the following conditions:

•	the approval by the board of directors of Parent of the distribution and all related transactions (and such approval not having been withdrawn);

•

the affirmative vote of the holders of Parent’s Class A Common Stock and Class B Common Stock, each voting as a separate class, approving certain amendments to Parent’s Restated Certificate of Incorporation, as described more fully in the Proxy Statement filed under Schedule 14A by Parent;

•	the completion of the internal reorganization;

•

Parent’s receipt of the private letter rulings from the IRS in a form satisfactory to Parent in its sole and absolute discretion, to the effect that, among other things, subject to the accuracy of and compliance with certain representations, assumptions and covenants, the contribution of Parent’s newspapers, information services and integrated marketing services, digital real estate services, book publishing, digital education and sports programming and pay-TV distribution in Australia to us and the distribution will qualify for non-recognition of gain or loss to Parent and its stockholders under Sections 368 and 355 of the Code, except to the extent of cash received in lieu of fractional shares;

•

Parent’s receipt of the ATO Class Ruling or other evidence in a form satisfactory to Parent in its sole and absolute discretion, confirming that, in the circumstances of the distribution and for Australian tax purposes (i) no part of the distribution of New News Corporation shares will be a dividend; and (ii) the Commissioner of Taxation will not make a determination under either section 45A or 45B of the Income Tax Assessment Act (1936) to deem all or part of the distribution of New News Corporation shares to be an unfranked dividend;

•

Parent’s receipt of an opinion from Hogan Lovells US LLP, in form and substance satisfactory to Parent in its sole and absolute discretion, that, subject to the accuracy of and compliance with certain representations, assumptions and covenants, (i) the distribution will qualify for non-recognition of gain or loss to Parent and Parent’s stockholders pursuant to Section 355 of the Code, except to the extent of cash received in lieu of fractional shares and (ii) the relevant aspects of the internal reorganization described under “Our Relationship with Parent Following the Distribution–The Separation and Distribution Agreement” will qualify for non-recognition of gain or loss to Parent pursuant to Sections 368 and 355 of the Code;

•

no order, injunction or decree that would prevent the consummation of the distribution will be threatened, pending or issued (and still in effect) by any governmental entity of competent jurisdiction and no other legal restraint or prohibition preventing consummation of the distribution will be in effect;

•

no events or developments having occurred prior to the distribution that, in the judgment of the board of directors of Parent, would result in the distribution having a material adverse effect on Parent or its stockholders;

•

Parent’s and New News Corporation’s execution of the separation and distribution agreement, the tax sharing and indemnification agreement, the transition services agreement, the employee matters agreement and all other ancillary agreements relating to the distribution;

•	Parent’s election of the individuals to be listed as members of our board of directors post-distribution, as described in this information statement, immediately prior to the distribution date;

•	the SEC having declared effective the Form 10, of which this information statement forms a part;

•	no rating agency action having occurred that is likely to result in either Parent or us being downgraded below investment grade after giving effect to the distribution;

•

our Class A Common Stock and Class B Common Stock having been approved for listing on NASDAQ and our Class A Common Stock and Class B Common Stock (trading as CDIs) having been approved for admission to the official list of ASX;

•	the Notice of Internet Availability or this information statement having been mailed to Parent’s stockholders;

•

all actions and filings necessary or appropriate under applicable U.S. federal, U.S. state or other securities laws and any other necessary and applicable consents having been taken, obtained and, where applicable, having become effective or been accepted;

•

Parent having established the record date for the distribution, given NASDAQ not less than ten days’ advance notice of such record date and given ASX not less than seven Business Days’ (as defined under ASX Listing Rules) advance notice of such record date; and

•	our amended and restated certificate of incorporation and amended and restated by-laws, each in substantially the form filed with the Form 10, having become effective at or prior to the distribution.

There can be no assurance that any or all of these conditions that are outstanding will be met. For further information about these conditions, see “The Distribution—Conditions to the Distribution.”

Representations and Warranties

In general, neither we nor Parent will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with these transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents. Except as expressly set forth in the separation and distribution agreement, all assets will be transferred on an “as is,” “where is” basis.

Intercompany Accounts

All intercompany accounts payable or accounts receivable and intercompany borrowings, between us, on the one hand, and Parent and its affiliates, on the other hand, will be settled as of the distribution. All other agreements, arrangements, commitments and understanding between us, on one hand, and Parent and its affiliates, on the other hand, will continue after the distribution through the entry into the separation and distribution agreement, the transition services agreement, the tax sharing and indemnification agreement, and all other ancillary agreements entered into in connection with the separation and distribution agreement, except as specified in such agreements and arrangements.

Limitations on Acquiring or Owning Certain Types of Assets in the U.S.

The separation and distribution agreement will govern Parent’s and our agreements with regard to each party’s ability to comply with certain statutes or rules and regulations promulgated by the FCC. The FCC’s Broadcast Ownership Rules limit the ownership of radio and television broadcast stations, television broadcast networks and newspapers, including, among other things, prohibiting common ownership of a daily newspaper and television or radio broadcast stations operating in the same local market. In addition, the FCC’s Program Access Rules limit, among other things, the ability of a cable network programmer in which a cable television operator holds an ownership interest to offer different commercial terms and conditions for its programming to competing distributors. In general, the FCC’s rules provide that for purposes of determining ownership of the media assets described above, any voting stock interest of 5% or greater in a corporation that holds media assets results in ownership of those assets being “attributed” to the stockholder. As a result of the Murdoch Family Trust’s ownership interest in both Parent and us following the distribution, each company’s businesses and assets will be attributable to the Murdoch Family Trust for purposes of determining compliance with the Broadcast Ownership Rules and the Program Access Rules. Consequently, our future conduct, including our acquisition of any newspapers in the same local markets in which Parent owns or operates television stations or our acquisition of an ownership interest in a cable operator, may affect Parent’s ability to own and operate its television stations or otherwise comply with the Broadcast Ownership Rules, or may subject Parent to the Program Access Rules.

Therefore, we and Parent will agree in the separation and distribution agreement that if we acquire, after the distribution date, newspapers, radio or television broadcast stations or television broadcast networks in the U.S. and such acquisition would impede or be reasonably likely to impede Parent’s business, then we will be required to take certain actions, including divesting assets, in order to permit Parent to hold its media interests and to comply with such rules. In addition, we will be prohibited from acquiring an interest in a multichannel video programming distributor, including a cable television operator, if such acquisition would subject Parent to the Program Access Rules to which it is not then subject. This agreement will effectively limit the activities or strategic business alternatives available to us if such activities or strategic business alternatives implicate the Broadcast Ownership Rules or Program Access Rules and would impede or be reasonably likely to impede Parent’s business. The restrictions described above will terminate when no person or entity is deemed to have an interest in both Parent and us that is attributable for purposes of the Broadcast Ownership Rules or Program Access Rules, as applicable.

Mutual Releases and Indemnification

General

In the separation and distribution agreement, effective as of the distribution date, we will generally release and discharge Parent from all liabilities relating to our businesses existing or arising from acts and events occurring, or failing to occur (or alleged to have occurred or to have failed to occur), and all conditions existing (or alleged to have existed) before, on or after the distribution date, and Parent will similarly release and discharge us from liabilities relating to its retained businesses, in each case, other than, among other things, liabilities provided in or resulting from continuing agreements between us and Parent, including the separation and distribution agreement.

We and Parent will each generally agree to indemnify the other against these liabilities, liabilities arising out of any breach of the separation and distribution agreement or any ancillary agreement, including any breach of the restrictions described in “—Limitations on Certain Acquisitions” above, and certain other liabilities incurred in connection with the distribution and our and Parent’s respective businesses. The amount of either Parent’s or our indemnification obligations will be reduced by any insurance proceeds the party being indemnified receives. The separation and distribution agreement will also specify procedures regarding claims subject to indemnification.

U.K. Newspaper & Related Matters

In addition to our general agreements regarding assumption of liabilities and indemnification, in the separation and distribution agreement, we and Parent will agree to specific arrangements regarding the U.K. Newspaper Matters. Under these arrangements, Parent will have the right to control the defense of any civil U.K. Newspaper Matters and will indemnify us for payments made in connection with any liabilities (including attorneys’ fees and other expenses) arising out of civil claims relating to the U.K. Newspaper Matters, subject to our compliance with certain agreements regarding Parent’s control over the civil U.K. Newspaper Matters and our consenting to settlements proposed by Parent.

With regard to any criminal matters relating to the U.K. Newspaper Matters, Parent has agreed to reimburse us for our legal and professional fees with regard to such matters, but we will retain all liability with regard to criminal fines or other penalties.

Further Assurances

On and after the distribution date, Parent and we shall cooperate to consummate the transactions contemplated by the separation and distribution agreement and the ancillary agreements.

Access to Information

We and Parent will agree to provide each other with reasonable access to information relating to the party requesting information. We and Parent will also agree to use reasonable best efforts to retain such information in accordance with our respective record retention policies as in effect on the distribution date or as amended after the distribution date in accordance with the separation and distribution agreement.

The Distribution

The separation and distribution agreement will govern Parent’s and our respective rights and obligations regarding the proposed distribution. Prior to the distribution, Parent will deliver all of the issued and outstanding shares of our common stock to the distribution agent. Following the distribution date, the distribution agent will electronically deliver the shares of our common stock to Parent’s stockholders based on the distribution ratio. Parent’s board of directors will have the sole and absolute discretion to determine the terms of, and whether to proceed with, the distribution.

Termination

At any time prior to the distribution, Parent may terminate the separation and distribution agreement without the prior approval of any person, including New News Corporation.

Transition Services Agreement

Prior to the distribution, we and Parent will enter into a transition services agreement pursuant to which Parent and we will provide to each other certain specified services on a transitional basis, including, among others, payroll, employee benefits and pension administration, information systems, insurance, legal and other corporate services, as well as procurement and sourcing support. The charges for the transition services are generally intended to allow the providing company to fully recover the allocated direct costs of providing the services, plus all out-of-pocket costs and expenses, generally without profit.

We have been preparing for the transition of the services to be provided by Parent under the transition services agreement from Parent, or third-party providers on behalf of Parent, to us. We anticipate that we will generally be in a position to complete the transition of most services (excluding certain insurance, sourcing and other services) on or before 24 months following the distribution date.

The services provided under the transition services agreement will terminate at various times specified in the agreement, but the receiving party may terminate certain specified services by giving prior written notice to the provider of such services.

Tax Sharing and Indemnification Agreement

Before the distribution, we will enter into a tax sharing and indemnification agreement with Parent that will govern our and Parent’s respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, tax contests and other matters regarding income taxes, non-income taxes and related tax returns.

Among other matters, as subsidiaries of Parent, we and each of our domestic subsidiaries have joint and several liability with Parent for the consolidated U.S. federal income taxes of the Parent consolidated group relating to any taxable periods during which we or any of such subsidiaries are or were a member of the Parent consolidated group. Under the tax sharing and indemnification agreement, Parent will indemnify us for any such liability.

The tax sharing and indemnification agreement will provide that we will generally indemnify Parent against taxes attributable to our assets or operations for all tax periods or portions thereof after the distribution. In addition, we have filed tax refund claims in a foreign jurisdiction which are currently in litigation. If we ultimately receive a refund, the tax sharing and indemnification agreement provides that we will pay the amount of such refund, including any interest net of any tax cost, to Parent. For taxable periods or portions thereof prior to the distribution, Parent will generally indemnify us against U.S. consolidated and combined taxes attributable to such periods, and we will indemnify Parent against our separately filed U.S. state and foreign taxes and foreign consolidated and combined taxes for such periods.

The tax sharing and indemnification agreement will also contain restrictions on our ability to take actions that could cause the distribution or certain internal transactions undertaken in anticipation of the distribution to fail to qualify for tax free treatment for U.S. federal income tax purposes. These restrictions will apply for the two year period after the distribution, unless we obtain the consent of Parent to take such an action.

Moreover, the tax sharing and indemnification agreement generally will provide that if the distribution or the internal transactions that were intended not to be subject to U.S. federal income tax are determined to be subject to U.S. federal income tax and such determination was the result of certain actions taken, or omitted to be taken, after the distribution by us or any of our subsidiaries that (1) were inconsistent with any representation or covenant made in connection with the private letter ruling or opinion of Hogan Lovells US LLP, (2) violated any representation or covenant in the tax sharing and indemnification agreement, or (3) we or any of our subsidiaries know or reasonably should expect may result in any such determination, we will be responsible for any taxes imposed on Parent as a result of such determination.

Employee Matters Agreement

Prior to the distribution, we and Parent will enter into an employee matters agreement that will govern our and Parent’s obligations with respect to employment, compensation, benefits and other related matters for employees of certain of our U.S.-based businesses. In general, the agreement addresses matters relating to employees transferring to our U.S. businesses and former employees of those businesses that participated in benefit plans and programs that will be retained by Parent following the distribution (the “Parent Plans”). “Parent Plans” include the News America Incorporated Employees’ Pension and Retirement Plan (the “Parent Pension Plan”), the News America Incorporated Supplemental Executive Retirement Plan (the “Parent Non-Qualified DB Plan”), the News America Consolidated Savings Plan (the “Parent 401(k) Plan”) and the health and welfare benefits plans retained by Parent following the distribution (the “Parent Health and Welfare Plans”). The employee matters agreement will also address equity compensation matters relating to employees of all of our businesses, both U.S. and non-U.S. See “–Other Employee Matters” below for a discussion of the other employment, compensation, benefits and related matters for employees not covered under the employee matters agreement.

Our employees who previously participated in the Parent Plans generally will become eligible to participate in New News Corporation benefit plans on or around the distribution date. We will credit each of these employees with his or her service with Parent prior to the distribution for purposes of eligibility and vesting under the New News Corporation benefit plans, so long as such crediting does not result in a duplication of benefits.

Retirement and Deferred Compensation Programs

We will establish a qualified defined benefit pension plan (the “New News Corporation Pension Plan”), which will be substantially similar to the Parent Pension Plan as of the distribution date. The New News

Corporation Pension Plan will provide benefits to our eligible employees transferred in connection with the distribution who had participated in the Parent Pension Plan. The New News Corporation Pension Plan will accept assets and assume liabilities from the Parent Pension Plan which relate to the transferred employees. Transferred employees will be eligible to participate in the New News Corporation Pension Plan to the extent they were eligible to participate in the Parent Pension Plan immediately prior to establishment of the New News Corporation Pension Plan, and they will receive credit for Parent service to the extent credited under the Parent Pension Plan and recognition for compensation paid by Parent as though it were compensation paid by us. Accrued benefits for transferred employees under the Parent Pension Plan will be payable under the New News Corporation Pension Plan. We will also establish a non-qualified defined benefit pension plan, which will assume liabilities from the Parent Non-Qualified DB Plan for benefits payable to our employees transferred in connection with the distribution who are eligible to participate in our non-qualified defined benefit pension plan and had previously participated in the Parent Non-Qualified DB Plan. Parent will retain all liability for benefits payable to former employees under the Parent Pension Plan and the Parent Non-Qualified DB Plan, regardless of whether such employee’s last employment was with our or Parent’s businesses. Defined contribution accounts of our U.S. employees (including loans) will be transferred from the Parent 401(k) Plan to the corresponding New News Corporation plan for those transferred employees eligible to participate in our qualified defined contribution plan who had participated in the Parent 401(k) Plan.

Welfare Plans

Parent will retain all liability for claims incurred under the Parent Health and Welfare Plans prior to the distribution date. Following the distribution date, our U.S. employees that previously participated in the Parent Health and Welfare Plans will commence participation in New News Corporation health and welfare plans. Parent will generally retain all liability for U.S. workers’ compensation claims incurred by our employees prior to the distribution date.

Equity Compensation Awards

We will adopt the 2013 LTIP prior to the distribution date. Parent, as our sole stockholder, will approve the 2013 LTIP prior to the distribution date, and the 2013 LTIP will become effective on the distribution date. Except as described in the following sentence, outstanding equity awards held by our employees that were issued under the News Corporation 2005 Long-Term Incentive Plan (the “Parent 2005 LTIP”) will convert into an award under the 2013 LTIP having terms and features substantially similar to the original award and will be settled in, or by reference to, our Class A Common Stock or CDIs representing our Class A Common Stock, as equitably adjusted to reflect the distribution. Any option, restricted stock or bridge award unit or performance stock unit issued under the Parent 2005 LTIP and held by our employees that has an expiration, vesting or payment date, as applicable, on or prior to December 31, 2013, will continue under the Parent 2005 LTIP and will be settled in, or by reference to, Parent Class A Common Stock or CDIs representing Parent Class A Common Stock, as equitably adjusted to reflect the distribution.

Miscellaneous

The employee matters agreement will address other employee-related issues and certain special circumstances, including the treatment of equity awards for non-employee directors.

Other Employee Matters

Unless otherwise specified in the employee matters agreement, Parent will be responsible for liabilities associated with employees who continue service with Parent following the distribution date and liabilities associated with former employees whose last employment was not with our businesses, and we will be responsible for liabilities associated with our current and former employees, whether such liability arose before or after the distribution date.

DESCRIPTION OF OUR CAPITAL STOCK

Our certificate of incorporation and by-laws will be amended and restated prior to the distribution. The following is a summary of the material terms of our capital stock that will be contained in the amended and restated certificate of incorporation and amended and restated by-laws, and is qualified in its entirety by reference to these documents. You should refer to our amended and restated certificate of incorporation and amended and restated by-laws, which are included as exhibits to the registration statement of which this information statement is a part.

Authorized Capital Stock

Prior to the distribution date, Parent, as our sole stockholder, will approve and adopt our amended and restated certificate of incorporation, and our board of directors will approve and adopt our amended and restated by-laws. Under our amended and restated certificate of incorporation, our authorized share capital will consist of [•] shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”), [•] shares of Class B common stock, par value $0.01 per share (“Class B Common Stock”), [•] shares of Series Common Stock, par value $0.01 per share (“Series Common Stock”) and [•] shares of Preferred Stock, par value $0.01 per share (“Preferred Stock”).

Description of Class A Common Stock and Class B Common Stock

Class A Common Stock Voting Rights

A holder of Class A Common Stock may only vote under the following circumstances:

•

on a proposal to dissolve New News Corporation or to adopt a plan of liquidation of New News Corporation, and with respect to any matter to be voted on by our stockholders following adoption of a proposal to dissolve New News Corporation or to adopt a plan of liquidation of New News Corporation;

•	on a proposal to sell, lease or exchange all or substantially all of New News Corporation’s property and assets;

•

on a proposal to adopt an agreement of merger or consolidation in which New News Corporation is a constituent corporation, as a result of which our stockholders prior to the merger or consolidation would own less than 60% of the voting power or capital stock of the surviving corporation or consolidated entity (or the direct or indirect parent of the surviving corporation or consolidated entity) following the merger or consolidation; and

•

with respect to any matter to be voted on by our stockholders during a period during which a dividend (or part of a dividend) in respect of the Class A Common Stock has been declared and remains unpaid following the payment date with respect to such dividend (or part thereof).

Other than as set forth in the preceding paragraph and as provided by law, a holder of a share of Class A Common Stock has no right to vote.

The holders of the Class A Common Stock entitled to vote on a particular matter shall vote in the same manner and subject to the same conditions as the holders of our Class B Common Stock, Preferred Stock or Series Common Stock.

At annual and extraordinary general meetings of stockholders:

•	a majority in voting power of all of the outstanding shares of the stock entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for all purposes; and

•	each holder of Class A Common Stock represented at a meeting of stockholders shall be entitled to cast one vote for each share of Class A Common Stock entitled to vote at the meeting.

All voting, except as may be required by law, including voting for the election of directors may be by a voice vote; provided, however, that upon demand by a stockholder entitled to vote or by his or her proxy, or upon resolution by our board of directors in its discretion or by action of the chairman of the meeting, in his or her discretion, a stock vote may be taken. Every stock vote shall be taken by written ballots, each of which shall state the name of the stockholder or proxy voting and such other information as may be required under the procedure established for the meeting.

Unless otherwise provided by our amended and restated certificate of incorporation, our amended and restated by-laws, the rules or regulations of any stock exchange applicable to us or applicable law or pursuant to any regulation applicable to us or our securities, (a) at all meetings of stockholders for the election of directors, a plurality of the votes cast shall be sufficient to elect directors and (b) any other question brought before any meeting of stockholders shall be determined by the affirmative vote of a majority of the votes cast thereon by the holders represented and entitled to vote at the meeting.

Class B Common Stock Voting Rights

As a general matter, holders of Class B Common Stock are entitled to one vote per share on all matters on which stockholders have the right to vote.

All voting, except as may be required by law, including voting for the election of directors may be by a voice vote; provided, however, that upon demand by a stockholder entitled to vote or by his or her proxy, or upon resolution by our board of directors in its discretion or by action of the chairman of the meeting, in his or her discretion, a stock vote may be taken. Every stock vote shall be taken by written ballots, each of which shall state the name of the stockholder or proxy voting and such other information as may be required under the procedure established for the meeting.

Unless otherwise provided by our amended and restated certificate of incorporation, our amended and restated by-laws, the rules or regulations of any stock exchange applicable to us, applicable law or pursuant to any regulation applicable to us or our securities, (a) at all meetings of stockholders for the election of directors, a plurality of the votes cast shall be sufficient to elect directors, and (b) any other question brought before any meeting of stockholders shall be determined by the affirmative vote of a majority of the votes cast thereon by the holders represented and entitled to vote at the meeting.

Ownership of Class A Common Stock and Class B Common Stock by the Murdoch Family Trust and K. Rupert Murdoch

As a result of his ability to appoint certain members of the board of directors of the corporate trustee of the Murdoch Family Trust, which, based on its current ownership of Parent common stock, will beneficially own [•]% of our outstanding Class A Common Stock and [•]% of our Class B Common Stock immediately following the distribution, K. Rupert Murdoch may be deemed to be a beneficial owner of the shares beneficially owned by the Murdoch Family Trust. K. Rupert Murdoch, however, disclaims any beneficial ownership of these shares. Also, K. Rupert Murdoch will, based on the current ownership of Parent common stock, beneficially own or be deemed to beneficially own an additional [•]% of our Class A Common Stock and [•]% of our Class B Common Stock immediately following the distribution. Thus, K. Rupert Murdoch may be deemed to beneficially own in the aggregate [•]% of our Class A Common Stock and [•]% of our Class B Common Stock immediately following the distribution. This concentration of voting power could discourage third parties from making proposals involving an acquisition of New News Corporation. Additionally, the ownership concentration of Class B Common Stock by the Murdoch Family Trust increases the likelihood that proposals submitted for stockholder approval that are supported by the Murdoch Family Trust will be adopted and proposals that the Murdoch Family Trust does not support will not be adopted, whether or not such proposals to stockholders are also supported by the other holders of Class B Common Stock.

Dividends

Holders of Class A Common Stock and Class B Common Stock are, generally, entitled to such dividends, if any, as may be declared by our board of directors from time to time in its sole discretion out of our assets or legally available funds, subject to the following provisions:

•

if dividends are declared on the Class A Common Stock or Class B Common Stock that are payable in shares of common stock, or securities convertible into, or exercisable or exchangeable for common stock (as defined in our amended and restated certificate of incorporation), the dividends payable to the holders of Class A Common Stock shall be paid only in shares of Class A Common Stock (or securities convertible into, or exercisable or exchangeable for Class A Common Stock), the dividends payable to holders of Class B Common Stock shall be paid only in shares of Class B Common Stock (or securities convertible into, or exercisable or exchangeable for Class B Common Stock), and such dividends shall be paid in the same number of shares (or fraction thereof) on a per share basis of the Class A Common Stock and Class B Common Stock (or securities convertible into, or exercisable or exchangeable for the same number of shares (or fraction thereof) on a per share basis of such class of common stock), respectively; and

•

in no event shall the shares of the Class A Common Stock or Class B Common Stock be split, divided, or combined unless the outstanding shares of the other class shall be proportionately split, divided or combined.

Any dividends declared by our board of directors on a share of common stock shall be declared in equal amounts with respect to each share of Class A Common Stock and Class B Common Stock (as determined in good faith by our board of directors in its sole discretion), provided that in the case of dividends payable in shares of our common stock, or securities convertible into, or exercisable or exchangeable for, our common stock, or dividends or other distributions (including, without limitation, any distribution pursuant to a stock dividend or a “spin-off,” “split-off” or “split-up” reorganization or similar transaction) payable in shares or other equity interests of any corporation or other entity which immediately prior to the time of the distribution is a subsidiary of New News Corporation and which possesses authority to issue class A common stock or equity interests and class B common stock or equity interests (or securities convertible into, or exercisable or exchangeable for, such shares or equity interests) with voting characteristics identical or comparable to those of New News Corporation Class A Common Stock and New News Corporation Class B Common Stock, respectively, such dividends shall be paid as provided for in our amended and restated certificate of incorporation.

Anti-Takeover Effects of Various Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

Size of Board and Vacancies; Removal

Subject to the rights of the holders of any series of Preferred Stock or Series Common Stock, our amended and restated certificate of incorporation and amended and restated by-laws provide that the total number of directors constituting the entire board of directors shall be not less than three (3), with the then-authorized number of directors being fixed from time to time exclusively by the board of directors. Subject to the rights of the holders of any series of Preferred Stock or Series Common Stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board of directors. Any director so chosen shall hold office until the next election of directors and until his or her successor shall be elected and qualified. No decrease in the number of directors shall shorten the term of any incumbent director.

Stockholder Action by Written Consent

Subject to the rights of the holders of any series of Preferred Stock or Series Common Stock, our amended and restated certificate of incorporation and amended and restated by-laws provide that our stockholders may act only at an annual or special meeting of stockholders and may not act by written consent.

Amendment of By-laws

Our amended and restated certificate of incorporation provides that the board of directors is authorized to adopt, repeal, alter or amend our by-laws by a vote of a majority of the entire board of directors. In addition to any requirements of law and any other provision of our amended and restated certificate of incorporation, our stockholders may, with the affirmative vote of holders of 65% or more of the combined voting power of the then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, adopt, amend or repeal any provision of our by-laws.

Transfer Restrictions

Our amended and restated certificate of incorporation will provide that an Owner (as defined in our amended and restated certificate of incorporation) of shares of Class A Common Stock or Class B Common Stock may not sell, exchange or otherwise transfer Ownership (as defined in our amended and restated certificate of incorporation) of such shares to any person who has made an Offer (as defined in our amended and restated certificate of incorporation) pursuant to such Offer unless such Offer relates to both Class A Common Stock and Class B Common Stock, or another Offer or Offers are contemporaneously made with such Offer by such person such that, between all the Offers, they relate to both Class A Common Stock and Class B Common Stock, and the terms and conditions of such Offer or Offers as they relate to each of the shares of Class A Common Stock and the Class B Common Stock are Comparable (as defined in our amended and restated certificate of incorporation). We shall, to the extent required by law, note on the certificates of our common stock that shares represented by such certificates are subject to the restrictions set forth in this paragraph.

Additionally, it should be noted that based on existing shareholdings of Parent, we anticipate that New News Corporation will be subject to FATA following the distribution. As a result, an acquisition by a foreign person of the stock of New News Corporation may trigger section 18 of FATA. Failure to comply with the Australian legislation or policy may entitle the Australian Treasurer, upon a determination that the acquisition is against Australia’s national interest, to make a number of orders, including divestment of shares and the seeking of various other orders from an Australian court. An Australian court is specifically empowered under the legislation to make an order requiring New News Corporation to divest itself of its Australian businesses if such an order is considered the most appropriate means of protecting Australia’s national interest from excessive foreign control of Australian businesses. Our amended and restated certificate of incorporation will grant our board of directors the power to refuse to permit or honor transfers of our shares, or to redeem shares, where such transfers could result in any regulatory violation or certain other adverse consequences to our company.

The Australian Government has adopted a foreign investment policy in relation to investments in media (which includes daily newspapers, television and radio). Under this policy all foreign persons need to notify the Australian Government and get prior approval to make investments of 5% or more in the media sector, regardless of the value of the investment. There are also certain compulsory notification requirements under FATA where a person acquires a substantial interest in an Australian company, which may through the tracing provisions in FATA be triggered upon an acquisition of 15% or more of New News Corporation.

Stockholder Meetings

Subject to the rights of the holders of any series of Preferred Stock or Series Common Stock, our amended and restated certificate of incorporation and amended and restated by-laws provide that special meetings of stockholders (i) may be called by the board of directors pursuant to a resolution approved by a majority of the total number of directors then constituting the entire board of directors, (ii) may be called by the chairman or a vice or deputy chairman of our board of directors or (iii) shall be called by the secretary of New News Corporation upon the written request of holders of record of not less than 20% of the outstanding shares of Class B Common Stock, proposing a proper matter for stockholder action under the DGCL at such special meeting, provided that (a) no such special meeting of stockholders shall be called pursuant to clause (iii) if the written request by such holders is received less than 135 days prior to the first anniversary of the date of the preceding annual meeting of stockholders of New News Corporation and (b) any special meeting called pursuant to clause (iii) shall be held not later than 100 days following receipt of the written request by such holders, on such date and at such time and place as determined by the board of directors.

Requirements for Advance Notice of Stockholder Nominations and Proposals

Subject to the rights of the holders of any series of Preferred Stock or Series Common Stock, our amended and restated by-laws contain advance-notice and other procedural requirements that apply to stockholder nominations of persons for election to our board of directors at any annual meeting of stockholders and to stockholder proposals that stockholders take any other action at any annual meeting. In the case of any annual meeting, a stockholder proposing to nominate a person for election to our board of directors or proposing other business must give our secretary written notice of the proposal at our principal executive offices not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the preceding year’s annual meeting. These stockholder proposal deadlines are subject to exceptions if the annual meeting date is set more than 30 days before or 70 days after such anniversary date, in which case notice by such stockholder, to be timely, must be so delivered not earlier than the close of business on the 120th day prior to the date of the current year’s annual meeting and not later than the close of business on the later of the 90th day prior to the date of the current year’s annual meeting, or the 10th day following the day on which public announcement of the date of the current year’s annual meeting is first made. If a special meeting of stockholders is called for the election of directors, a stockholder proposing to nominate a person for that election must give our secretary written notice of the proposal at our principal executive offices not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting. Our amended and restated by-laws prescribe specific information that any such stockholder notice must contain, including, without limitation, a description of the proposal, the reasons for the proposal, and other specified matters.

These advance-notice provisions may have the effect of precluding a contest for the election of our directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to us and our stockholders.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and Preferred Stock will be available for future issuance without your approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. However, New News Corporation does not intend to raise additional capital through the issuance of shares for at least three months after the date of this information statement. The existence of authorized but unissued shares of common stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of New News Corporation, after distribution in full of the preferential and/or other amounts to be distributed to the holders of shares of any outstanding series of Preferred Stock or Series Common Stock, the holders of shares of Class A

Common Stock, Class B Common Stock and, to the extent fixed by our board of directors with respect thereto, the Series Common Stock and Preferred Stock shall be entitled to receive all of our remaining assets available for distribution to our stockholders, ratably in proportion to the number of shares held by them (or, with respect to any series of the Series Common Stock or Preferred Stock, as so fixed by our board of directors).

Preferred Stock and Series Common Stock

Our amended and restated certificate of incorporation will authorize our board of directors to designate and issue from time to time one or more series of Preferred Stock or Series Common Stock without stockholder approval, provided that our board of directors shall not issue any shares of Preferred Stock or Series Common Stock which entitle the holders thereof to more than one vote per share without an affirmative vote of the majority of the holders capital stock of New News Corporation entitled to vote generally in the election of directors. Under the terms of our amended and restated certificate of incorporation, our board of directors will be authorized, subject to limitations prescribed by the DGCL and by our amended and restated certificate of incorporation, to issue up to [•] shares of Preferred Stock and up to [•] shares of Series Common Stock, each in one or more series, without further action by the holders of our common stock. Our board of directors is vested with the authority to fix by resolution the designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, including, without limitation, redemption rights, dividend rights, liquidation preferences and conversion or exchange rights of any class or series of preferred stock, and to fix the number of classes or series of Preferred Stock or Series Common Stock, the number of shares constituting any such class or series and the voting powers for each class or series.

Our board of director’s authority to issue Preferred Stock or Series Common Stock could potentially be used to discourage attempts by third parties to obtain control of us through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. See “Description of Our Capital Stock—Anti-Takeover Effects of Various Provisions of Delaware Law, our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws.” Our board of directors may issue Preferred Stock or Series Common Stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock. There are no current agreements or understandings with respect to the issuance of Preferred Stock and our board of directors has no present intention to issue any shares of Preferred Stock or Series Common Stock.

No Preemptive Rights

No holder of any New News Corporation common stock or any class authorized at the distribution date will have any preemptive rights to subscribe to any New News Corporation securities of any kind or class.

Listing

We intend to apply to list our shares of Class A Common Stock and Class B Common Stock on NASDAQ under the symbols “[•]” and “[•],” respectively and intend that CDIs representing an interest in underlying Class A Common Stock and Class B Common Stock will be listed on ASX under the symbols “[•]” and “[•],” respectively.

Sale of Unregistered Securities

In connection with the internal reorganization, we issued [•] shares of our Class A Common Stock and [•] shares of our Class B Common Stock to Parent. We did not register the issuances of these shares under the Securities Act because such issuances did not constitute public offerings.

Limitation of Liability for Officers and Directors and Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our amended and restated certificate of incorporation and amended and restated by-laws include provisions that exculpate and indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages by reason of the fact that he or she is or was a director or officer of New News Corporation or any of its direct or indirect subsidiaries or is or was serving at the request of New News Corporation as a director or officer of any other corporation, partnership, joint venture, trust or other enterprise against any expense, as the case may be. Our amended and restated by-laws also provide that we must indemnify and advance reasonable expenses to our directors and officers, subject to our receipt of an undertaking from the indemnified party as may be required under such by-laws or the DGCL. We are also expressly authorized to carry directors’ and officers’ insurance, at our own expense, to protect us, our directors, officers and certain employees for some liabilities, whether we would have the power to indemnify our directors, officers or employees from such liabilities under the DGCL or not. The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated by-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, this provision does not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

We intend to obtain insurance policies that insure our directors and officers and those of our subsidiaries against certain liabilities they may incur in their capacity as directors and officers. The insurance will provide coverage, subject to its terms and conditions, if New News Corporation is unable to (e.g., due to bankruptcy) or unwilling to indemnify the directors and officers for a covered wrongful act.

Certain Corporate Opportunities

Our amended and restated certificate of incorporation will contain provisions relating to certain corporate opportunities that may simultaneously be of interest to us and to Parent. These provisions will provide that in the event that any of our stockholders who are: (x) K. Rupert Murdoch, his wife, child or more remote issue, or brother or sister or child or more remote issue of a brother or sister (the “Murdoch Family”) or (y) any person directly or indirectly controlled by one or more members of the Murdoch Family (a “Murdoch Controlled Person”); provided that a trust and the trustees of such trust shall be deemed to be controlled by any one or more members of the Murdoch Family if a majority of the trustees of such trust are members of the Murdoch Family or may be removed or replaced by any one or more of the members of the Murdoch Family and/or Murdoch Controlled Persons (each, a “Covered Stockholder”) (so long as such Covered Stockholders continue to own, in the aggregate, 10% or more of the voting stock of each of Parent and us) or any of our directors and officers (the “Overlap Persons”) that are or may become stockholders, directors, officers, employees and agents of Parent and its affiliates (each an “Other Entity”) is presented, offered, or otherwise acquires knowledge of a potential business opportunity for us (a “Potential Business Opportunity”):

•

such Overlap Person will have no duty to refrain from referring such Potential Business Opportunity to any Other Entity and, if such Overlap Person refers such Potential Business Opportunity to an Other Entity, such Overlap Person shall have no duty or obligation to refer such Potential Business Opportunity to us and will not be liable to us for such referral or for any failure to give us notice of, or refer us to, such Potential Business Opportunity,

•

any Other Entity may participate, engage or invest in any such Potential Business Opportunity notwithstanding that such Potential Business Opportunity may have been referred to it by an Overlap Person, and

•

if an Overlap Person refers a Potential Business Opportunity to an Other Entity, then, as between us and such Other Entity, we shall be deemed to have renounced, to the fullest extent permitted by law, any interest or right to such Potential Business Opportunity.

Notwithstanding the foregoing, if the Overlap Person believed that we possessed, or would reasonably be expected to be able to possess, the resources necessary to exploit such opportunity and substantially all of such opportunity is a Covered Business (as defined below), the foregoing does not apply and such Potential Business Opportunity will be a “Restricted Potential Business Opportunity” in which we retain all interests and rights, and any Overlap Person will have fiduciary obligations to us to the fullest extent permitted by law with regard to such matters.

A “Covered Business” is any of the following, either alone or in combination: (i) a business that primarily derives its revenue from the newspaper business in Australia, the United States or the United Kingdom, (ii) a business that primarily derives its revenue from providing free-standing inserts and in-store advertising and merchandising in the United States, (iii) a digital advertising business primarily deriving its revenue from real estate services in Australia, (iv) a business that primarily derives its revenue from book publishing in the United States or the United Kingdom or (v) a digital education business focused on the K-12 learning market in the United States. Such Covered Business “primarily derives its revenue” from a business if it derives a greater percentage of its revenue from that certain business and specific geographical area, as applicable, than from any other business and specific geographic area, and in any event at least 25% of its revenue.

Our amended and restated certificate of incorporation will provide that we renounce to the fullest extent permitted by law any interest or expectancy in any Potential Business Opportunity that is not a Restricted Potential Business Opportunity. In the event our board of directors declines to pursue a Restricted Potential Business Opportunity, Overlap Persons shall be free to refer such Restricted Potential Business Opportunity to an Other Entity or, to the extent consistent with their duties owed to us, engage in such Restricted Business Opportunity on their own.

Parent will not have a similar provision regarding corporate opportunities in its certificate of incorporation; however, Parent will amend its by-laws to permit Overlap Persons to comply with our amended and restated certificate of incorporation as it relates to Restricted Potential Business Opportunities. The effect of these provisions in our amended and restated certificate of incorporation and Parent’s amended by-laws could result in the Overlap Persons submitting any corporate opportunities other than Restricted Potential Business Opportunities to Parent.

Our amended and restated certificate of incorporation will provide that no agreement or transaction entered into between us and Parent before the distribution shall be void or voidable or be considered unfair to us solely because Parent is a party thereto, or because any directors, officers or employees of Parent participated in any meeting of our board of directors that authorized such agreement or transaction. Additionally, we may enter into and perform additional agreements or transactions with an Other Entity and, to the fullest extent permitted by law and the provisions of our amended and restated certificate of incorporation, no such agreement or transaction, nor the performance thereof by us or by an Other Entity, shall be considered contrary to any fiduciary duty owed to us, or to any of our stockholders, by any Overlap Person by reason of the fact that such person is an Overlap Person and no Overlap Person shall have or be under any fiduciary duty to us, or to any of our stockholders, by reason of the fact that such person is an Overlap Person, to refrain from acting on behalf of us or Parent in respect of any such agreement or transaction or performing any such agreement or transaction in accordance with its terms. Each such Overlap Person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests, and shall be deemed not to have breached his or her duties of loyalty to us or any of our stockholders, and not to have derived an improper personal benefit therefrom.

No amendment or repeal of, or adoption of any provision inconsistent with, the foregoing provisions will have any effect upon any agreement or arrangements entered into prior to the time of such amendment, repeal or adoption, including any allocation of any business opportunity between us and any Other Entity or any duty or obligation owed by any Overlap Person to us with respect to any corporate opportunity prior to such time.

Transfer Agent and Registrar

After the distribution, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

CHESS DEPOSITARY INTERESTS

Introduction

A CDI is a financial product quoted on ASX. CDIs are units of beneficial ownership in securities issued by a non-Australian company. Investors can trade interests in non-Australian securities by trading the relevant CDIs on ASX. Legal title to the securities represented by CDIs is held by an Australian depositary entity, CHESS Depositary Nominees Pty Ltd (“CDN”), a subsidiary of ASX.

CDIs representing Parent’s Class A Common Stock and Class B Common Stock currently trade on ASX, and following the distribution will continue to trade on ASX under the symbols “[•]” and “[•],” respectively. See “The Distribution—Trading Prior to the Distribution Date” for additional details. Each of those CDIs represents a beneficial interest in one share of Parent Class A Common Stock or Class B Common Stock, as applicable.

Under the distribution:

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each holder of CDIs representing beneficial interests in shares of Parent Class A Common Stock will receive, for every [•] such CDI held on the record date, [•] CDI[s] each representing a beneficial interest in one share of New News Corporation Class A Common Stock (a “Class A CDI”); and

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each holder of CDIs representing beneficial interests in shares of Parent Class B Common Stock will receive, for every [•] such CDI held on the record date, [•] CDI[s] each representing a beneficial interest in one share of New News Corporation Class B Common Stock (a “Class B CDI”).

Each holder of Parent CDIs will, shortly after the distribution, receive a holding statement which specifies the number of Class A CDIs and Class B CDIs (together the “New News Corporation CDIs”) held by that person.

The key features of the New News Corporation CDIs are summarized below.

Voting

If holders of New News Corporation CDIs wish to attend and vote at New News Corporation’s stockholder meetings in the United States, they will be able to do so, provided that holders of Class A CDIs may vote only in the limited circumstances where holders of New News Corporation Class A Common Stock are entitled to vote, as described in “Description of Our Capital Stock,” and other than in those circumstances have no right to vote.

In order to vote, the CDI holders have the following options:

•	completing and returning the instruction form instructing CDN, as the issuer of the CDIs, how to vote the New News Corporation common stock underlying their New News Corporation CDIs;

•	informing New News Corporation that they wish to nominate themselves or another person as CDN’s proxy for the purpose of attending and voting at a stockholder meeting; or

•	converting their New News Corporation CDIs into a holding of shares of New News Corporation common stock and voting these at the meeting. See below for information on the conversion process.

Converting from a CDI holding to a direct holding of New News Corporation common stock

Holders of New News Corporation CDIs can at any time convert their CDIs to New News Corporation Class A Common Stock or Class B Common Stock, as applicable, by contacting New News Corporation’s Australian share registry either:

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directly in the case of New News Corporation CDIs on the issuer sponsored subregister operated by New News Corporation. New News Corporation’s Australian share registry will provide holders with the applicable request form for completion and return; or

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through their controlling participant (generally a stockbroker) in the case of New News Corporation CDIs which are sponsored on the CHESS subregister. In this case, the sponsoring participant will arrange for completion of the applicable request form.

In both cases, once New News Corporation’s Australian share registry has received the applicable request form, direction will be given to New News Corporation’s transfer agent for the shares to be registered in accordance with the instructions in the request form. It is expected that this process will generally take approximately two to three business days to complete, following the initial conversion request being made, although the time for conversion may take longer.

Once the conversion process is complete, the New News Corporation shares will be traded on NASDAQ, but cannot be traded on ASX, as only New News Corporation CDIs will be traded on ASX.

Communications from New News Corporation

We will communicate directly with holders of New News Corporation CDIs with respect to corporate actions and will send notices and other documents to holders of New News Corporation CDIs at the same time as they are sent to New News Corporation stockholders.

Dividends and other shareholder entitlements

The ASX Settlement Operating Rules have force by virtue of the Corporations Act and grant New News Corporation CDI holders the right to receive all dividends and other entitlements which attach to the underlying shares.

The ASX Settlement Operating Rules state that CDI holders are to receive all direct economic benefits and other entitlements in relation to the underlying shares (such as dividends, rights issues and bonus issues) as if they held the underlying New News Corporation shares. If a cash dividend or any other cash distribution is declared, New News Corporation will distribute this dividend or distribution to New News Corporation CDI holders in accordance with each holder’s entitlement.

Takeovers

If a takeover bid is made in respect of any of the New News Corporation shares of which CDN is the registered holder, CDN is prohibited from accepting the offer made under the takeover bid except to the extent that acceptance is authorized by the relevant New News Corporation CDI holders in accordance with the ASX Settlement Operating Rules.

Other rights

As CDI holders will not appear on the New News Corporation share register as legal holders of New News Corporation common stock, any other right conferred on holders of New News Corporation shares may be exercised by the CDI holders by means of instructions to CDN. As to the right to vote at stockholder meetings, see “Description of Our Capital Stock.”

Fees

A New News Corporation CDI holder will not incur any additional fees or charges as a result of holding CDIs rather than shares of New News Corporation common stock.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 as well as on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement or the registration statement filed on Form 10.

As a result of the distribution, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC, which will be available on the Internet website maintained by the SEC at www.sec.gov.

We intend to furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

NEW NEWS CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of News Corporation:

We have audited the accompanying combined balance sheets of New News Corporation (the Company) as of June 30, 2012 and 2011, and the related combined statements of operations, comprehensive (loss) income, cash flows, and equity for each of the three years in the period ended June 30, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of New News Corporation at June 30, 2012 and 2011, and the combined results of its operations and its cash flows for each of the three years in the period ended June 30, 2012, in conformity with U.S. generally accepted accounting principles.

/s/    Ernst & Young LLP

New York, New York

December 20, 2012

NEW NEWS CORPORATION

COMBINED STATEMENTS OF OPERATIONS

(IN MILLIONS)

	For the years ended June 30,
	2012	2011	2010
Revenues:
Advertising	$4,693	$4,945	$4,639
Circulation and Subscription	2,365	2,549	2,477
Consumer	1,123	1,124	1,153
Other	473	477	483

Total Revenues	8,654	9,095	8,752
Operating expenses	(5,122)	(5,234)	(5,008)
Selling, general and administrative	(2,750)	(2,648)	(2,931)
Depreciation and amortization	(483)	(430)	(414)
Impairment and restructuring charges	(2,763)	(25)	(19)
Equity earnings of affiliates	90	109	95
Interest, net	56	47	28
Other, net	(59)	47	(42)

(Loss) income before income tax benefit (expense)	(2,377)	961	461
Income tax benefit (expense)	337	(257)	(202)

Net (loss) income	(2,040)	704	259
Less: Net income attributable to noncontrolling interests	(35)	(26)	(16)

Net (loss) income attributable to New News Corporation	$(2,075)	$678	$243

The accompanying notes are an integral part of these audited combined financial statements.

NEW NEWS CORPORATION

COMBINED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(IN MILLIONS)

	For the years ended June 30,
	2012	2011	2010
Net (loss) income	$(2,040)	$704	$259
Other comprehensive (loss) income:
Foreign currency translation adjustments	(345)	1,356	254
Unrealized holding gains on securities	—	2	1
Benefit plan adjustments	(144)	(10)	(10)

Other comprehensive (loss) income	(489)	1,348	245

Comprehensive (loss) income	(2,529)	2,052	504

Less: Net income attributable to noncontrolling interests	(35)	(26)	(16)
Less: Other comprehensive loss (income) attributable to noncontrolling interests	5	(14)	(1)

Comprehensive (loss) income attributable to New News Corporation	$(2,559)	$2,012	$487

The accompanying notes are an integral part of these audited combined financial statements.

NEW NEWS CORPORATION

COMBINED BALANCE SHEETS

(IN MILLIONS)

	As of June 30,
	2012	2011
Assets:
Current assets:
Cash and cash equivalents	$1,133	$2,022
Receivables, net	1,369	1,503
Other	613	469

Total current assets	3,115	3,994

Non-current assets:
Investments	1,126	1,035
Property, plant and equipment, net	3,274	3,725
Intangible assets, net	2,461	3,925
Goodwill	2,588	3,966
Other non-current assets	526	363

Total assets	$13,090	$17,008

Liabilities and Equity:
Current liabilities:
Accounts payable	$284	$314
Accrued expenses	996	1,006
Deferred revenue	386	447
Other current liabilities	801	801

Total current liabilities	2,467	2,568

Non-current liabilities:
Other liabilities	778	632
Deferred income taxes	926	1,379

Commitments and contingencies

Total equity	8,919	12,429

Total liabilities and equity	$13,090	$17,008

The accompanying notes are an integral part of these audited combined financial statements.

NEW NEWS CORPORATION

COMBINED STATEMENTS OF CASH FLOWS

(IN MILLIONS)

	For the years ended June 30,
	2012	2011	2010
Operating activities:
Net (loss) income	$(2,040)	$704	$259
Adjustments to reconcile net (loss) income to cash provided by operating activities:
Depreciation and amortization	483	430	414
Equity earnings of affiliates	(90)	(109)	(95)
Cash distributions received from affiliates	185	159	90
Impairment charges (net of tax of $454 million for the year ended June 30, 2012)	2,153	—	—
Other, net	59	(47)	42
Change in operating assets and liabilities, net of acquisitions:
Receivables and other assets	96	132	(67)
Inventories, net	(6)	(13)	25
Accounts payable and other liabilities	11	75	379

Net cash provided by operating activities	851	1,331	1,047

Investing activities:
Property, plant and equipment, net of acquisitions	(375)	(549)	(328)
Acquisitions, net of cash acquired	(92)	(397)	(77)
Investments in equity affiliates	(33)	(10)	(45)
Other investments	(230)	1	(1)
Proceeds from dispositions	71	74	856

Net cash (used in) provided by investing activities	(659)	(881)	405

Financing activities:
Net transfers (to) from Parent and affiliates	(993)	293	(1,226)
Borrowings	—	16	—
Repayment of borrowings	—	(16)	(1)
Dividends paid	(13)	(10)	(5)
Purchase of subsidiary shares from noncontrolling interests	—	(13)	—
Other, net	—	—	2

Net cash (used in) provided by financing activities	(1,006)	270	(1,230)

Net (decrease) increase in cash and cash equivalents	(814)	720	222
Cash and cash equivalents, beginning of year	2,022	1,080	844
Exchange movement on opening cash balance	(75)	222	14

Cash and cash equivalents, end of year	$1,133	$2,022	$1,080

The accompanying notes are an integral part of these audited combined financial statements.

NEW NEWS CORPORATION

COMBINED STATEMENTS OF EQUITY

(IN MILLIONS)

	Parent Company Investment	Accumulated Other Comprehensive (Loss) Income	Total New News Corporation Equity	Noncontrolling Interests	Total Equity
Balance, June 30, 2009	$10,800	$(47)	$10,753	$56	$10,809
Net income	243	—	243	16	259
Other comprehensive income	—	244	244	1	245
Other	—	—	—	(14)	(14)
Net decrease in Parent company investment	(1,207)	—	(1,207)	—	(1,207)

Balance, June 30, 2010	9,836	197	10,033	59	10,092
Net income	678	—	678	26	704
Other comprehensive income	—	1,334	1,334	14	1,348
Other	—	—	—	(4)	(4)
Net increase in Parent company investment	289	—	289	—	289

Balance, June 30, 2011	10,803	1,531	12,334	95	12,429
Net (loss) income	(2,075)	—	(2,075)	35	(2,040)
Other comprehensive loss	—	(484)	(484)	(5)	(489)
Other	—	—	—	(15)	(15)
Net decrease in Parent company investment	(966)	—	(966)	—	(966)

Balance, June 30, 2012	$7,762	$1,047	$8,809	$110	$8,919

The accompanying notes are an integral part of these audited combined financial statements.

NEW NEWS CORPORATION

NOTES TO THE COMBINED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

The Proposed Distribution

On June 28, 2012, News Corporation (“Parent”) announced its intent to pursue the separation of its business into two separate independent public companies, one of which will hold Parent’s global media and entertainment businesses and another which will hold the businesses comprising Parent’s newspapers, information services and integrated marketing services, digital real estate services, book publishing, digital education and sports programming and pay-TV distribution in Australia. On December 4, 2012, the board of directors of Parent authorized management to proceed with the proposed distribution, subject to the satisfaction or waiver of certain conditions and the board of directors’ ongoing consideration of the transaction and its final approval, which may not be granted.

To effect the distribution, Parent will first undertake an internal reorganization. Following the internal reorganization, Parent will distribute all of the shares of New News Corporation common stock to its stockholders on a pro rata basis. After the distribution, Parent will not own any equity interest in New News Corporation, and New News Corporation will operate independently from Parent. Parent’s stockholders will not be required to vote to effectuate the distribution. However, in order to effectuate the distribution in the manner discussed in this information statement, Parent will be required to amend its Restated Certificate of Incorporation, and Parent will hold a Special Meeting in connection therewith.

The internal reorganization and, in turn, the distribution, are subject to the satisfaction, or waiver by Parent, of a number of conditions. Additionally, Parent may determine not to complete the internal reorganization or the distribution if, at any time, the board of directors of Parent determines, in its sole and absolute discretion, that the distribution is not in the best interest of Parent or its stockholders or is otherwise not advisable.

Unless the context otherwise requires, references in these Notes to the Combined Financial Statements to New News Corporation, “we”, “us” and “our” refer to New News Corporation and its combined subsidiaries. References in these Notes to “Parent” refers to News Corporation, a Delaware corporation and its consolidated subsidiaries (other than, after the distribution, New News Corporation and its combined subsidiaries), unless the context requires.

Basis of presentation

These combined financial statements were prepared on a stand-alone basis derived from the consolidated financial statements and accounting records of Parent. These statements reflect the combined historical results of operations, financial position and cash flows of Parent’s publishing businesses, its education division and other Australian assets in accordance with U.S. generally accepted accounting principles (“GAAP”). For ease of reference, these combined financial statements are collectively referred to as those of New News Corporation.

These financial statements are presented as if such businesses had been combined for all periods presented. All intercompany transactions and accounts within New News Corporation have been eliminated. The assets and liabilities in the combined financial statements have been reflected on a historical cost basis, as immediately prior to the distribution all of the assets and liabilities presented are wholly-owned by Parent and are being transferred to the New News Corporation combined group at carry-over basis, although, New News Corporation’s investment in Sky Network Television Ltd. will be retained by Parent post-distribution. The combined statements of operations include allocations for certain support functions that are provided on a centralized basis within Parent and not recorded at the business unit level, such as expenses related to finance, human resources, information technology, facilities, and legal, among others. Parent does not routinely allocate these costs to any of its business units. These expenses have been allocated to New News Corporation on the basis of direct usage when identifiable, with the remainder allocated on a pro rata basis of combined revenues, operating income, headcount or other measures of New News Corporation. Management believes the assumptions underlying the combined financial statements, including the assumptions regarding allocating general corporate expenses from

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NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

Parent are reasonable. Nevertheless, the combined financial statements may not include all of the actual expenses that would have been incurred by New News Corporation and may not reflect our combined results of operations, financial position and cash flows had we been a stand-alone company during the periods presented. Actual costs that would have been incurred if New News Corporation had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure.

Cash is managed centrally with net earnings reinvested locally and working capital requirements met from existing liquid funds. Accordingly, the cash and cash equivalents held by Parent at the corporate level were not attributed to New News Corporation for any of the periods presented. New News Corporation reflects transfers of cash to and from Parent’s cash management system as a component of Net parent company investment.

The income tax (benefit) provision in the combined statements of operations has been calculated as if New News Corporation filed a separate tax return and was operating as a stand-alone business. Therefore, cash tax payments and items of current and deferred taxes may not be reflective of New News Corporation’s actual tax balances prior to or subsequent to the distribution.

New News Corporation manages and reports its businesses in the following four segments (News and Information Services, Digital Real Estate Services, Book Publishing and Other). (See Note 13—Segment Information for further discussion of each of the segments).

New News Corporation doubled its stake in FOX SPORTS Australia to 100% as part of its acquisition of Consolidated Media Holdings Ltd. (“CMH”), in November 2012. Accordingly, the results of FOX SPORTS Australia will be included within a new Cable Network Programming segment beginning in November 2012. (See Note 16 – Subsequent Events for further discussion of the CMH acquisition).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The combined financial statements include certain assets and liabilities that have historically been held at Parent’s corporate level but are specifically identifiable or otherwise attributable to New News Corporation. All significant intracompany transactions and accounts within New News Corporation’s combined businesses have been eliminated. All significant intercompany transactions between Parent and New News Corporation have been included within Parent company investment in these combined financial statements.

Changes in New News Corporation’s ownership interest in a consolidated subsidiary where a controlling financial interest is retained are accounted for as a capital transaction. When New News Corporation ceases to have a controlling interest in a consolidated subsidiary New News Corporation will recognize a gain or loss in the combined statements of operations upon deconsolidation.

New News Corporation’s fiscal year ends on the Sunday closest to June 30. Fiscal 2012 and fiscal 2010 included 52 weeks, while fiscal 2011 included 53 weeks with the 53rd week falling in the fourth fiscal quarter. All references to June 30, 2012, June 30, 2011 and June 30, 2010 relate to the twelve month periods ended July 1, 2012, July 3, 2011 and June 27, 2010, respectively. For convenience purposes, New News Corporation continues to date its financial statements as of June 30.

Use of estimates

The preparation of New News Corporation’s combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts that are reported in the combined financial statements and accompanying disclosures. Actual results could differ from those estimates.

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NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and marketable securities with original maturities of three months or less.

Concentration of credit risk

Cash and cash equivalents are maintained with several financial institutions. New News Corporation has deposits held with banks that exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and, therefore, bear minimal credit risk.

Receivables, net

Receivables are presented net of an allowance for returns and doubtful accounts, which is an estimate of amounts that may not be collectible. In determining the allowance for returns, management analyzes historical returns, current economic trends and changes in customer demand and acceptance of New News Corporation’s products. Based on this information, management reserves a percentage of each dollar of product sales that provide the customer with the right of return. The allowance for doubtful accounts is estimated based on historical experience, receivable aging, current economic trends and specific identification of certain receivables that are at risk of not being paid.

Receivables, net consist of:

	As of June 30,
	2012	2011
	(in millions)
Receivables	$1,555	$1,730
Allowances for returns and doubtful accounts	(186)	(227)

Receivables, net	$1,369	$1,503

New News Corporation’s receivables did not represent significant concentrations of credit risk as of June 30, 2012 or June 30, 2011 due to the wide variety of customers, markets and geographic areas to which New News Corporation’s products and services are sold.

Inventories

Inventories are valued at the lower of cost or market. Cost is primarily determined by the weighted average cost method or by specific identification. New News Corporation records a reserve for excess and obsolete inventory based upon a calculation using the historical usage rates, sales patterns of its products and specifically identified obsolete inventory.

Prepublication costs

New News Corporation capitalizes the art, prepress, outside editorial, digital conversion and other costs incurred in the creation of the master copy of a book or other media (the “prepublication costs”). Prepublication costs are amortized from the year of publication over their estimated useful lives, using the straight-line method. New News Corporation regularly reviews the recoverability of the capitalized costs based on expected future

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NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

revenues. Prepublications costs capitalized as of June 30, 2012 and 2011 were $32 million and $36 million, respectively. Amortization of prepublication costs for the fiscal years ended June 30, 2012, 2011 and 2010 was $37 million, $36 million and $39 million, respectively.

Investments

Investments in and advances to equity or joint ventures in which New News Corporation has significant influence, but less than a controlling voting interest, are accounted for using the equity method. Significant influence is generally presumed to exist when New News Corporation owns an interest between 20% and 50% and exercises significant influence.

Under the equity method of accounting New News Corporation includes its investment and amounts due to and from its equity method investments in its combined balance sheets. New News Corporation’s combined statements of operations include New News Corporation’s share of the investees’ earnings (losses) and New News Corporation’s combined statements of cash flows include all cash received from or paid to the investee.

The difference between New News Corporation’s investment and its share of the fair value of the underlying net assets of the investee is first allocated to either finite-lived intangibles or indefinite-lived intangibles and the balance is attributed to goodwill. New News Corporation follows ASC 350, “Intangibles—Goodwill and Other” (“ASC 350”), which requires that equity method finite-lived intangibles be amortized over their estimated useful life while indefinite-lived intangibles and goodwill are not amortized.

Investments in which New News Corporation has no significant influence (generally less than a 20% ownership interest) or does not exert significant influence are designated as available-for-sale investments if readily determinable market values are available. If an investment’s fair value is not readily determinable, New News Corporation accounts for its investment at cost. New News Corporation reports available-for-sale investments at fair value based on quoted market prices. Unrealized gains and losses on available-for-sale investments are included in accumulated other comprehensive income, net of applicable taxes and other adjustments until the investment is sold or considered impaired. Dividends and other distributions of earnings from available-for-sale investments and cost investments are included in Interest, net in the combined statements of operations when declared.

Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation is provided using the straight-line method over an estimated useful life of 3 to 50 years. Leasehold improvements are amortized using the straight-line method over the shorter of their useful lives or the life of the lease. Costs associated with the repair and maintenance of property are expensed as incurred. Changes in circumstances, such as technological advances or changes to New News Corporation’s business model or capital strategy could result in the actual useful lives differing from New News Corporation’s estimates. In those cases where New News Corporation determines that the useful life of buildings and equipment should be shortened, New News Corporation would depreciate the asset over its revised remaining useful life, thereby increasing depreciation expense.

Capitalized Software

In accordance with ASC 350-40 “Internal-use Software”, New News Corporation capitalizes certain costs incurred in connection with developing or obtaining internal use software. Costs incurred in the preliminary project stage are expensed. All direct external costs incurred to develop internal use software during the

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NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

development stage are capitalized and amortized using the straight-line method over the remaining useful lives. Costs such as maintenance and training are expensed as incurred.

New News Corporation also capitalized certain costs in accordance with ASC 985-20 “Costs of Software to Be Sold, Leased, or Marketed.” The costs incurred for the development of computer software are capitalized when technological feasibility has been established. These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenues and changes in hardware and software technologies. Amortization of capitalized software development costs begins when the product is available for general release to customers and is computed on a product-by-product basis at a rate not less than the straight-line method over the remaining estimated useful life of the product, generally five years. Research and development costs are charged to expense as incurred.

Royalty Advances to Authors

Royalty advances are initially capitalized and subsequently expensed as related revenues are earned or when New News Corporation determines future recovery is not probable, usually within 6 to 12 months of publication. New News Corporation has a long history of providing authors with royalty advances, and it tracks each advance earned with respect to the sale of the related publication. Historically, the longer the unearned portion of the advance remains outstanding, the less likely it is that New News Corporation will recover the advance through the sale of the publication. New News Corporation applies this historical experience to its existing outstanding royalty advances to estimate the likelihood of recovery and a provision is established to write-off the unearned advance between 6 and 12 months after publication. Additionally, New News Corporation reviews its portfolio of unpublished royalty advances to determine if individual royalty advances are not recoverable for discrete reasons, such as the death of an author prior to completion of a title or titles, a company decision to not publish a title, poor market demand or other relevant factors that could impact recoverability. Based on this information, the portion of any advance that New News Corporation believes is not recoverable is expensed.

Goodwill and intangible assets

New News Corporation has a significant amount of intangible assets, including goodwill, newspaper mastheads, distribution networks, publishing rights and other copyright products and trademarks. Goodwill is recorded as the difference between the cost of acquiring entities and amounts assigned to their tangible and identifiable intangible net assets. In accordance with ASC 350, New News Corporation’s goodwill and indefinite-lived intangible assets are tested annually for impairment or earlier if events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount. Intangible assets with finite lives are generally amortized over their estimated useful lives. The impairment assessment of indefinite-lived intangibles compares the fair value of these intangible assets to their carrying value.

New News Corporation’s goodwill impairment reviews are performed using a two-step process. The first step of the process is to compare the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, the goodwill of the reporting unit is not impaired and the second step of the impairment review is not necessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment review is required to be performed to estimate the implied fair value of the reporting unit’s goodwill. The implied fair value of the reporting unit’s goodwill is compared with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

When a business within a reporting unit is disposed of, goodwill is allocated to the disposed business using the relative fair value method.

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NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

Asset impairments

Investments

Equity method investments are regularly reviewed for impairment by initially comparing their fair value to their respective carrying amounts each quarter. New News Corporation determines the fair value of its public company investments by reference to their publicly traded stock price. With respect to private company investments, New News Corporation makes its estimate of fair value by considering other available information, including recent investee equity transactions, discounted cash flow analyses, estimates based on comparable public company operating multiples and, in certain situations, balance sheet liquidation values. If the fair value of the investment has dropped below the carrying amount, management considers several factors when determining whether an other-than-temporary decline in market value has occurred, including the length of the time and extent to which the market value has been below cost, the financial condition and near-term prospects of the issuer, the intent and ability of New News Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value and other factors influencing the fair market value, such as general market conditions.

New News Corporation regularly reviews available-for-sale investment securities for other-than-temporary impairment based on criteria that include the extent to which the investment’s carrying value exceeds its related market value, the duration of the market decline, New News Corporation’s ability to hold until recovery and the financial strength and specific prospects of the issuer of the security.

New News Corporation regularly reviews investments accounted for at cost for other-than-temporary impairment based on criteria that include the extent to which the investment’s carrying value exceeds its related estimated fair value, the duration of the estimated fair value decline, New News Corporation’s ability to hold until recovery and the financial strength and specific prospects of the issuer of the security.

Long-lived assets

ASC 360, “Property, Plant, and Equipment,” (“ASC 360”) and ASC 350 require that New News Corporation periodically reviews the carrying amounts of its long-lived assets, including property, plant and equipment and finite-lived intangible assets, to determine whether current events or circumstances indicate that such carrying amounts may not be recoverable. If the carrying amount of the asset is greater than the expected undiscounted cash flows to be generated by such asset, an impairment adjustment is recognized if the carrying value of such asset exceeds its fair value. New News Corporation generally measures fair value by considering sale prices for similar assets or by discounting estimated future cash flows using an appropriate discount rate. Considerable management judgment is necessary to estimate the fair value of assets, accordingly, actual results could vary significantly from such estimates. Assets to be disposed of are carried at the lower of their financial statement carrying amount or fair value less their costs to sell.

Revenue recognition

Revenue is recognized when persuasive evidence of an arrangement exists, the fees are fixed or determinable, the product or service has been delivered and collectability is reasonably assured. New News Corporation considers the terms of each arrangement to determine the appropriate accounting treatment.

News and Information Services

Advertising revenues from the publication of newspapers are recognized when advertisements are published in newspapers or placed on digital platforms or, with respect to certain digital advertising, each time a user either

NEW NEWS CORPORATION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

clicks on or views certain ads, net of commissions and provisions for estimated sales incentives including rebates, rate adjustments and discounts. Advertising revenues from integrated marketing services are recognized when free standing inserts are published or over the time period in which in-store marketing services are performed. Billings to clients and payments received in advance of the performance of services or delivery of products, are recorded as deferred revenue until the services are performed or the product is delivered.

Circulation and information services revenues include single-copy and subscription revenues. Circulation revenues are based on the number of copies of the printed newspaper (through home-delivery subscriptions and single-copy sales) and digital subscriptions sold and the rates charged to the respective customers. Single-copy revenue is recognized based on date of publication, net of provisions for related returns. Proceeds from print, digital and electronic information service subscription revenues are deferred at the time of sale and are recognized in earnings on a pro rata basis over the terms of the subscriptions.

Other revenues are recognized when the related services are performed or the product has been delivered.

Book Publishing

Revenue from the sale of books for distribution in the retail channel is primarily recognized when risks and benefits transfer to the customer, or when the product is on sale and available to the public. Revenue for e-books, which is the net amount received from the retailer, is generally recognized upon electronic delivery to the customer by the retailer. Revenue is also reported net of any amounts billed to customers for taxes which are remitted to government authorities.

Digital Real Estate Services

Advertising revenues from providing real estate online advertising and related services are recognized when the service is delivered.

Sales returns

Consistent with industry practice, certain of New News Corporation’s products, such as books and newspapers, are sold with the right of return. New News Corporation records, as a reduction of revenue, the estimated impact of such returns. In determining the estimate of product sales that will be returned, management analyzes historical returns, current economic trends and changes in customer demand and acceptance of New News Corporation’s product. Based on this information, management reserves a percentage of each dollar of product sales that provide the customer with the right of return.

Barter transactions

New News Corporation also enters into transactions that exchange advertising space in our publications for advertising within other media publications which are recorded at the lesser of estimated fair value of the advertising received or given in accordance with the provisions of ASC 605-20-25, “Advertising Barter Transactions.” Revenue from barter transactions is recognized when advertising is provided, and expenses are recognized when services are received. Revenue from barter transactions included in the combined statements of operations was $36 million in fiscal 2012, $33 million in fiscal 2011 and $32 million in fiscal 2010. Expense from barter transactions included in the combined statements of operations was $36 million in fiscal 2012 and fiscal 2011 and $32 million in fiscal 2010.

NEW NEWS CORPORATION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

Advertising expenses

New News Corporation expenses advertising costs as incurred in accordance with ASC 720-35, “Other Expenses—Advertising Cost.” Advertising and promotional expenses recognized totaled $388 million, $390 million and $339 million for the fiscal years ended June 30, 2012, 2011 and 2010, respectively.

Shipping and Handling

Costs incurred for shipping and handling are reflected in Operating expenses in the combined statements of operations.

Translation of foreign currencies

Foreign subsidiaries and affiliates are translated into U.S. dollars using the current rate method, whereby trading results are converted at the average rate of exchange for the period and assets and liabilities are converted at the closing rates on the period end date. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income. Gains and losses from foreign currency transactions are included in income for the period.

Income taxes

New News Corporation accounts for income taxes in accordance with ASC 740, “Income Taxes” (“ASC 740”). ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Valuation allowances are established where management determines that it is more likely than not that some portion or all of a deferred tax asset will not be realized. Deferred taxes have not been provided on the cumulative undistributed earnings of foreign subsidiaries to the extent amounts are expected to be reinvested indefinitely.

Equity based compensation

New News Corporation employees have historically participated in Parent’s equity-based compensation plans. Equity-based compensation expense has been allocated to New News Corporation based on the awards and terms previously granted to New News Corporation employees. Until consummation of the distribution, New News Corporation will continue to participate in Parent’s equity-based compensation plans and record equity-based compensation expense based on the equity-based awards granted to New News Corporation’s employees. Equity-based awards are accounted for in accordance with ASC 718, “Compensation—Stock Compensation” (“ASC 718”). ASC 718 requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. ASC 718 establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all companies to apply a fair-value-based measurement method in accounting for generally all share-based payment transactions with employees. (See Note 8—Equity Based Compensation).

Fair Value Measurements

New News Corporation has various financial instruments that are measured at fair value on a recurring basis, including certain marketable securities and derivatives. New News Corporation also applies the provisions

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NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

of fair value measurement to various non-recurring measurements for New News Corporation’s non-financial assets and liabilities. In accordance with ASC 820 “Fair Value Measurements,” New News Corporation measures assets and liabilities using inputs from the following three levels of the fair value hierarchy: (i) inputs that are quoted prices in active markets (“Level 1”); (ii) inputs other than quoted prices included within Level 1 that are observable, including quoted prices for similar assets or liabilities (“Level 2”); and (iii) inputs that require the entity to use its own assumptions about market participant assumptions (“Level 3”).

New News Corporation’s assets measured at fair value on a nonrecurring basis include investments, long-lived assets, indefinite-lived intangible assets and goodwill. New News Corporation reviews the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or at least annually as of June 30 for indefinite-lived intangible assets and goodwill. Any resulting asset impairment would require that the asset be recorded at its fair value. The resulting fair value measurements of the assets are considered to be Level 3 measurements.

Financial Instruments and Derivatives

The carrying value of New News Corporation’s financial instruments, including cash and cash equivalents and cost investments, approximate fair value. The fair value of financial instruments is generally determined by reference to market values resulting from trading on a national securities exchange or in an over-the-counter market which are considered to be Level 2 measurements. New News Corporation monitors its positions with, and the credit quality of, the financial institutions which are counterparties to its financial instruments. New News Corporation is exposed to credit loss in the event of nonperformance by the counterparties to the agreements. As of June 30, 2012, New News Corporation did not anticipate nonperformance by any of the counterparties.

ASC 815, “Derivatives and Hedging” (“ASC 815”), requires every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded on the balance sheet at fair value as either an asset or a liability. ASC 815 also requires that changes in the fair value of recorded derivatives be recognized currently in earnings unless specific hedge accounting criteria are met. New News Corporation uses financial instruments to hedge its limited exposures to foreign currency exchange risks primarily associated with payments made to manufacturers and author royalty payments. These derivative contracts are economic hedges and are not designated as cash flow hedges. New News Corporation records the changes in the fair value of these items in current earnings. The notional amount of foreign exchange forward contracts with foreign currency risk outstanding as of June 30, 2012 and June 30, 2011 was not material. Foreign exchange forward contracts recorded in the underlying hedged balances as of June 30, 2012 and June 30, 2011 were not material.

Recently Issued Accounting Guidance

In September 2011, the FASB issued ASU 2011-08, “Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment” (“ASU 2011-08”), which permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying value before applying the two-step goodwill impairment model that is currently in place. If it is determined through the qualitative assessment that a reporting unit’s fair value is more likely than not greater than its carrying value, the remaining impairment steps would be unnecessary. The qualitative assessment is optional, allowing companies to go directly to the quantitative assessment. ASU 2011-08 is effective for New News Corporation for annual and interim goodwill impairment tests performed beginning July 1, 2012. The adoption of ASU 2011-08 did not have a significant impact on New News Corporation’s combined financial statements.

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NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

In July 2012, the FASB issued ASU 2012-02, “Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment” (“ASU 2012-02”), which permits an entity to make a qualitative assessment of whether it is more likely than not that the fair value of a reporting unit’s indefinite-lived intangible asset is less than the asset’s carrying value before applying a quantitative impairment assessment. If it is determined through the qualitative assessment that the fair value of a reporting unit’s indefinite-lived intangible asset is more likely than not greater than the asset’s carrying value, the remaining impairment steps would be unnecessary. The qualitative assessment is optional, allowing companies to go directly to the quantitative assessment. ASU 2012-02 is effective for New News Corporation for annual and interim indefinite-lived intangible asset impairment tests performed beginning July 1, 2013, however, early adoption is permitted. New News Corporation does not expect the adoption of ASU 2012-02 will have a significant impact on its combined financial statements.

NOTE 3. ACQUISITIONS, DISPOSALS AND OTHER TRANSACTIONS

Fiscal 2012

Acquisitions

In July 2011, New News Corporation acquired Kidspot.com.au Limited, a pregnancy and parenting website, for approximately $50 million in cash.

Dispositions

In May 2012, New News Corporation sold its former U.K. newspaper division headquarters located in East London, which it relocated from in August 2010, for consideration of approximately £150 million (approximately $235 million), of which £25 million (approximately $39 million) was received on closing of the sale. The remaining £125 million (approximately $196 million) is in the form of a secured note and New News Corporation will receive £25 million (approximately $39 million) on May 31, 2013, and annually thereafter until May 31, 2017. New News Corporation recorded a loss of approximately $22 million on this transaction, which was included in Other, net in the combined statements of operations for the fiscal year ended June 30, 2012.

Other

In July 2011, Parent announced that it would close its publication, The News of the World, after allegations of phone hacking and payments to public officials. As a result of Parent’s approval of the shutdown of The News of the World, Parent reorganized portions of the U.K. newspaper business and recorded restructuring charges in fiscal 2012 primarily for termination benefits and certain organizational restructuring at the U.K. newspapers. (See Note 4—Restructuring Programs). Parent and New News Corporation are subject to several ongoing investigations by U.K. and U.S. regulators and governmental authorities relating to phone hacking, illegal data access, inappropriate payments to public officials and related matters at The News of the World and The Sun. New News Corporation, together with Parent, is cooperating with these investigations. In addition, New News Corporation has admitted liability in a number of civil cases related to the phone hacking allegations and has settled a number of cases. Parent created an independently-chaired Management & Standards Committee (the “MSC”) to ensure cooperation with all relevant investigations and inquiries into The News of the World matters and all other related issues. The MSC conducts its own internal investigation where appropriate. The MSC has an independent Chairman, Lord Grabiner QC, and reports directly to Gerson Zweifach, Senior Executive Vice President and Group General Counsel of Parent. Mr. Zweifach reports to the independent members of the Board of Directors of Parent (the “Parent Board”) through their representative Viet Dinh, an independent director and Chairman of Parent’s Nominating and Corporate Governance Committee. The independent directors of the

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NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

Parent Board have retained independent outside counsel and are actively engaged in these matters. The MSC conducted an internal investigation of the three other titles at NI Group Limited (“News International”) and engaged independent outside counsel to advise it on these investigations and all other matters it handles. As a result of these matters, News International has instituted governance reforms and issued certain enhanced policies to its employees. (See Note 10—Commitments and Contingencies)

Fiscal 2011

In fiscal 2011, New News Corporation acquired Wireless Generation, a digital education company, for cash. Total consideration was approximately $390 million, which included the equity purchase and the repayment of Wireless Generation’s outstanding debt.

Fiscal 2010

During fiscal year 2010, New News Corporation completed two transactions related to its financial indexes businesses:

New News Corporation sold its 33% interest in STOXX AG (“STOXX”), a European market index provider, to its partners, Deutsche Börse AG and SIX Group AG, for approximately $295.8 million in cash. New News Corporation was entitled to receive additional consideration if STOXX achieved certain revenue targets in calendar year 2010. These revenue targets were met and in June 2011, New News Corporation received additional consideration of approximately $43 million which was included in Other, net in the combined statements of operations for the fiscal year ended June 30, 2011.

New News Corporation and CME Group Inc. (“CME”) formed a joint venture to operate a global financial index service business (the “Venture”), to which New News Corporation contributed its Dow Jones Indexes business valued at $675 million. This represents the estimated exit price to sell the asset group based upon a third party valuation considering offers received from market participants interested in purchasing the business at $675 million (which included New News Corporation’s agreement to provide to the Venture an annual media credit for advertising on New News Corporation’s Dow Jones media properties averaging approximately $3.5 million a year for a ten year term). CME contributed a business to the Venture which provides certain market data services valued at $608 million. New News Corporation and CME own 10% and 90% of the Venture, respectively. The Venture issued approximately $613 million in third-party debt due in March 2018 that has been guaranteed by CME (the “Venture Financing”). The Venture used the proceeds from the debt issuance to make a special distribution at the time of the closing of approximately $600 million solely to New News Corporation. New News Corporation agreed to indemnify CME with respect to any payments of principal, premium and interest that CME makes under its guarantee of the Venture Financing and certain refinancing of such debt. In the event New News Corporation is required to perform under this indemnity, New News Corporation will be subrogated to and acquire all rights of CME. The maximum potential amount of undiscounted future payments related to this indemnity was approximately $775 million as of June 30, 2012. New News Corporation has made a determination that there is no recognition of this potential future payment in the accompanying financial statements as the likelihood of New News Corporation having to perform under this indemnity is not probable.

New News Corporation has the right to cause the Venture to purchase its 10% interest at fair market value in 2016 and the Venture has the right to call New News Corporation’s 10% interest at fair market value in 2017.

New News Corporation’s interest in the Venture was recorded at fair value of $67.5 million, which was determined using an earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiple and

NEW NEWS CORPORATION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

market-based valuation approach methodologies, and is now accounted for under the cost method of accounting. The net income, assets, liabilities, and cash flow attributable to the Dow Jones Indexes business are not material to New News Corporation in any of the periods presented and, accordingly, have not been presented separately.

New News Corporation recorded a combined loss of approximately $23 million on both of these transactions, which was included in Other, net in the combined statements of operations for the fiscal year ended June 30, 2010. The combined loss of $23 million was comprised of the loss on the disposition of the Dow Jones Indexes business and a gain on the sale of New News Corporation’s STOXX investment. The disposition of the Dow Jones Indexes business resulted in a loss of $76.7 million. New News Corporation calculated the loss in accordance with ASC 810 “Consolidation” as the fair value of the consideration received, which included cash and New News Corporation’s 10% interest retained in the joint venture less a) the aggregate carrying amount of Dow Jones Indexes’ assets and liabilities and b) the 10-year annual media credit for advertising on New News Corporation’s Dow Jones media properties.

	For the year ended June 30, 2010
	Dow Jones Indexes		STOXX	Combined
	(in millions)
Cash received		$607.5	$295.8	$903.3
Fair value of 10% interest retained in joint venture		67.5	—	67.5
Less: aggregate carrying amount		(717.0)	(242.2)	(959.2)
Less: 10-year annual media credit for advertising		(34.7)	—	(34.7)

(Loss) gain on disposition (a)	$(76.7)		$53.6	$(23.1)

(a)

As noted above, New News Corporation received additional consideration of approximately $43 million relating to the STOXX transaction which was included in Other, net in the combined statements of operations for the fiscal year ended June 30, 2011.

In fiscal 2012, CME and The McGraw-Hill Companies Inc. (“McGraw-Hill”) entered into an agreement to form a new index business joint venture (the “new Venture”). Under this agreement, CME contributed the Dow Jones Indexes business and McGraw-Hill contributed the S&P Indexes business. New News Corporation, CME and McGraw-Hill own approximately 3%, 24% and 73% of the new Venture, respectively.

NOTE 4. RESTRUCTURING PROGRAMS

Fiscal 2012

In fiscal 2012, New News Corporation recorded restructuring charges of $156 million, of which $151 million related to the newspaper businesses. New News Corporation commenced the reorganization of portions of the newspaper businesses and recorded restructuring charges primarily for termination benefits as a result of the shutdown of The News of the World, certain organizational restructurings at other newspapers and the shutdown of a regional newspaper.

Fiscal 2011

In fiscal 2011, New News Corporation recorded restructuring charges of approximately $25 million related to termination benefits recorded at the newspaper businesses.

NEW NEWS CORPORATION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

Fiscal 2010

In fiscal 2010, New News Corporation recorded restructuring charges of approximately $19 million related to termination benefits recorded at the newspaper businesses.

Changes in the program liabilities were as follows:

	One time termination benefits	Facility related costs	Other costs	Total
	(in millions)
Balance, June 30, 2009	$32	$14	$2	$48
Additions	19	—	—	19
Payments	(29)	(2)	(2)	(33)
Other	(2)	—	—	(2)

Balance, June 30, 2010	$20	$12	$—	$32
Additions	25	—	—	25
Payments	(23)	(2)	—	(25)
Other	1	—	—	1

Balance, June 30, 2011	$23	$10	$—	$33
Additions	126	2	28	156
Payments	(98)	(4)	(15)	(117)
Other	—	—	(13)	(13)

Balance, June 30, 2012	$51	$8	$—	$59

New News Corporation expects to record an additional $16 million of restructuring charges, principally related to additional termination benefits at the newspaper businesses. As of June 30, 2012, restructuring liabilities of approximately $53 million and $6 million were included in the combined balance sheets in other current liabilities and other liabilities, respectively.

Dow Jones

As a result of the Dow Jones acquisition, in fiscal 2008, New News Corporation established and approved plans to integrate the acquired operations into New News Corporation’s News and Information Services segment. The cost to implement these plans consisted of separation payments for certain Dow Jones executives under the change in control plan Dow Jones had established prior to the acquisition, non-cancelable lease commitments and lease termination charges for leased facilities and other contract termination costs associated with the restructuring activities. As of June 30, 2012, all of the material aspects of the plans have been completed and the substantial remaining obligation pertains to the lease termination charges for leased facilities of approximately $40 million.

NEW NEWS CORPORATION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE 5. INVESTMENTS

New News Corporation’s investments were comprised of the following:

		Ownership Percentage	As of June 30,
			2012		2011
			(in millions)
Equity method investments:
Sky Network Television Ltd. (a)	New Zealand media company	44%		$390	$424
Foxtel	Australia pay television	25%		198	176
FOX SPORTS Australia	Australia sports cable network programming	50%		171	200
Other equity method investments		various		35	129
Other investments		various		332	106

Total Investments			$1,126		$1,035

(a)

The market value of New News Corporation’s investment in Sky Network Television Ltd. was $657 million and was valued using quoted market prices as of June 30, 2012. For the fiscal years ended June 30, 2012 and 2011, New News Corporation received dividends from Sky Network Television Ltd. of $64 million and $19 million, respectively.

Equity Earnings of Affiliates

New News Corporation’s share of the earnings of its equity affiliates was as follows:

	For the years ended June 30,
	2012		2011	2010
	(in millions)
Direct Broadcast Satellite and Cable Channel equity affiliates	$114		$114	$94
Other equity affiliates		(24)	(5)	1

Total Equity earnings of affiliates (a)		$90	$109	$95

(a)

New News Corporation’s investment in one of its affiliates exceeded its equity in the underlying net assets by approximately $203 million and $215 million as of June 30, 2012 and 2011, respectively, which represented the excess cost over New News Corporation’s proportionate share of its investment’s underlying net assets. This has been allocated between finite-lived intangible assets, indefinite-lived intangible assets and goodwill. The finite-lived intangible assets primarily represent trade names and subscriber lists with a weighted average useful life as of June 30, 2012 and 2011 of 17 years.

In accordance with ASC 350, New News Corporation amortized $2 million in both fiscal 2012 and fiscal 2011, related to amounts allocated to finite-lived intangible assets. Such amortization is reflected in Equity earnings of affiliates in the combined statements of operations.

In May 2012, Foxtel, a cable and satellite television service in Australia, in which New News Corporation at the time owned a 25% interest, purchased Austar United Communications Ltd. (“Austar”) to create a national subscription television service in Australia. The transaction was funded by Foxtel bank debt and Foxtel’s shareholders made pro rata capital contributions in the form of subordinated shareholder notes based on their respective ownership interest. New News Corporation’s share of the funding contribution was approximately $230 million and is reflected as other investments. The subordinated shareholder note has a maximum term of 15 years, with interest payable on June 30th each year and at maturity. The subordinated shareholder note can be repaid in 10 years provided that Foxtel’s senior debt has been repaid. Upon maturity, the principal advanced will be repayable.

NEW NEWS CORPORATION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

Impairments of investments

New News Corporation regularly reviews its investments for impairments based on criteria that include the extent to which the investment’s carrying value exceeds its related market value, the duration of the market decline, New News Corporation’s ability to hold its investment until recovery and the investment’s financial strength and specific prospects. New News Corporation recorded write-offs of its investments in the fiscal years ended June 30, 2012, 2011 and 2010 of $30 million, nil and $3 million, respectively. These write-offs were reflected in Other, net in the combined statements of operations. In addition, New News Corporation recorded an impairment charge of $14 million related to one of its equity method investments during the fiscal year ended June 30, 2012 which was reflected in Equity earnings of affiliates in the combined statements of operations. These write-offs and impairment were taken as a result of either the deteriorating financial position of the investee or due to a permanent impairment resulting from sustained losses and limited prospects for recovery.

Summarized financial information

Summarized financial information for the significant equity affiliates, including FOX SPORTS Australia, Foxtel and Sky Network Television Ltd., accounted for under the equity method was as follows:

	For the years ended June 30,
	2012	2011	2010
	(in millions)
Revenues	$3,610	$3,226	$2,731
Operating income	470	468	367
Net income	352	357	273

	As of June 30,
	2012	2011
	(in millions)
Current assets	$789	$550
Non-current assets	5,064	2,636
Current liabilities	958	720
Non-current liabilities	4,153	1,676

Summarized financial information for FOX SPORTS Australia was as follows:

	For the years ended June 30,
	2012		2011	2010
	(in millions)
Revenues	$484		$444	$373
Operating income (a)		137	135	126
Net income		79	82	82

	As of June 30,
	2012		2011
	(in millions)
Current assets	$176		$189
Non-current assets		495	438
Current liabilities		120	116
Non-current liabilities		395	421

NEW NEWS CORPORATION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

(a)

Includes Depreciation and amortization of $9 million, $9 million and $7 million for the fiscal years ended June 30, 2012, 2011 and 2010, respectively. Operating income less depreciation and amortization was $146 million, $144 million and $133 million for the fiscal years ended June 30, 2012, 2011 and 2010, respectively.

NOTE 6. PROPERTY, PLANT AND EQUIPMENT

	Useful Lives	As of June 30,
		2012		2011
		(in millions)
Land		$190		$229
Buildings and leaseholds	3 to 50 years		2,029	2,412
Machinery and equipment (a)	3 to 30 years		3,186	3,149

			5,405	5,790
Less: accumulated depreciation and amortization (b)			(2,310)	(2,350)

			3,095	3,440
Construction in progress			179	285

Total Property, plant and equipment, net		$3,274		$3,725

(a)	Includes capitalized software of approximately $521 million and $426 million as of June 30, 2012 and 2011, respectively.
(b)	Includes accumulated amortization of capitalized software of approximately $176 million and $116 million as of June 30, 2012 and 2011, respectively.

Depreciation and amortization related to property, plant and equipment was $406 million, $356 million and $337 million for the fiscal years ended June 30, 2012, 2011 and 2010, respectively. This includes amortization of capitalized software of $122 million, $84 million and $77 million for the fiscal years ended June 30, 2012, 2011 and 2010, respectively.

Total operating lease expense was approximately $147 million, $155 million and $154 million for the fiscal years ended June 30, 2012, 2011 and 2010, respectively.

NEW NEWS CORPORATION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE 7. GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying values of New News Corporation’s intangible assets and related accumulated amortization for the fiscal years ended June 30, 2012 and 2011 were as follows:

	Intangible Assets Not Subject to Amortization						Amortizable Intangible Assets, Net
	Newspaper Mastheads		Distribution Networks	Imprints	Other	Total	Publishing Rights (a)	Other Intangible Assets, Net (b)	Total		Total Intangible Assets, Net
	(in millions)
Balance, June 30, 2010	$2,010		$751	$162	$13	$2,936	$315	$432	$747		$3,683
Acquisitions		—	—	—	—	—	—	85		85	85
Foreign exchange		224	3	1	3	231	—	8		8	239
Amortization		—	—	—	—	—	(13)	(61)		(74)	(74)
Dispositions		(5)	—	—	—	(5)	—	(3)		(3)	(8)

Balance, June 30, 2011		$2,229	$754	$163	$16	$3,162	$302	$461	$763		$3,925

Acquisitions		—	—	—	—	—	—	31		31	31
Foreign exchange		(65)	(3)	—	(1)	(69)	—	(2)		(2)	(71)
Amortization		—	—	—	—	—	(13)	(64)		(77)	(77)
Impairments		(947)	(353)	—	—	(1,300)	—	—		—	(1,300)
Adjustments (c)		(47)	—	—	—	(47)	—	—		—	(47)

Balance, June 30, 2012		$1,170	$398	$163	$15	$1,746	$289	$426		$715	$2,461

(a)

Net of accumulated amortization of $62 million and $49 million as of June 30, 2012 and 2011, respectively. The average useful life of publishing rights is 30 years primarily based on the weighted-average remaining contractual terms of the underlying publishing contracts and our estimates of the period within those terms that the asset is expected to generate a majority of its future cash flows.

(b)

Net of accumulated amortization of $303 million and $239 million as of June 30, 2012 and 2011, respectively. The average useful lives of other intangible assets range from 3 to 25 years and primarily include customer relationships. The useful lives of these assets are estimated by applying historical attrition rates and determining the resulting period over which a majority of the accumulated undiscounted cash flows related to the customer relationships are expected to be generated. The useful lives represent the periods over which these intangible assets are expected to contribute directly or indirectly to New News Corporation’s future cash flows.

(c)	Related to assets held for sale.

Amortization related to amortizable intangible assets, net was $77 million, $74 million and $77 million for the fiscal years ended June 30, 2012, 2011 and 2010, respectively.

Based on the current amount of amortizable intangible assets, net, the estimated amortization expense for each of the succeeding five fiscal years is as follows: 2013—$77 million; 2014—$71 million; 2015—$66 million; 2016—$58 million; and 2017—$54 million. These amounts may vary as acquisitions and disposals occur in the future and as purchase price allocations are finalized.

NEW NEWS CORPORATION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

The changes in the carrying value of goodwill, by segment, are as follows:

	News and Information Services	Digital Real Estate Services	Book Publishing	Other	Total Goodwill
	(in millions)
Balance, June 30, 2010	$3,166	$67	$3	$47	$3,283
Acquisitions	—	—	—	333	333
Foreign exchange movements	330	15	—	11	356
Adjustments	(6)	—	—	—	(6)

Balance, June 30, 2011	$3,490	$82	$3	$391	$3,966

Acquisitions	41	—	—	7	48
Foreign exchange movements	(100)	(6)	—	(4)	(110)
Impairments	(1,282)	—	—	(25)	(1,307)
Adjustments	—	—	—	(9)	(9)

Balance, June 30, 2012	$2,149	$76	$3	$360	$2,588

The carrying amount of goodwill as of June 30, 2012 and 2011 included accumulated impairments, principally relating to the News and Information Services segment, of $3.1 billion and $2.0 billion, respectively.

Annual Impairment Review

Goodwill is reviewed for impairment at a reporting unit level. Reporting units are determined based on an evaluation of New News Corporation’s operating segments and the components making up those operating segments. For purposes of goodwill impairment review, New News Corporation has identified Dow Jones, Australian Newspapers, U.K. Newspapers, News America Marketing Group, REA Group and the Digital Education business, as its reporting units. New News Corporation’s goodwill impairment reviews are performed using a two-step process. The first step of the process is to compare the fair value of a reporting unit with its carrying amount, including goodwill. In performing the first step, New News Corporation determines the fair value of a reporting unit by primarily using a discounted cash flow analysis and market-based valuation approach methodologies. Determining fair value requires the exercise of significant judgments, including judgments about appropriate discount rates, long-term growth rates, relevant comparable company earnings multiples and the amount and timing of expected future cash flows. The cash flows employed in the analyses are based on New News Corporation’s estimated outlook and various growth rates have been assumed for years beyond the long-term business plan period. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting units. In assessing the reasonableness of its determined fair values, New News Corporation evaluates its results against other value indicators, such as comparable public company trading values. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment review is not necessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment review is required to be performed to estimate the implied fair value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the estimated fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the estimated fair value of the reporting unit was the purchase price paid. The implied fair value of the reporting unit’s goodwill is compared with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

NEW NEWS CORPORATION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

New News Corporation also performs impairment reviews on its indefinite-lived intangibles assets, including newspaper mastheads, distribution networks and imprints. Newspaper mastheads and book publishing imprints are reviewed at a reporting unit level. Distribution networks are reviewed individually.

During the fourth quarter of fiscal 2012, New News Corporation completed its annual impairment review of goodwill and indefinite-lived intangible assets. As a result of the impairment review performed, New News Corporation recorded non-cash impairment charges of approximately $2.6 billion ($2.2 billion, net of tax) for the fiscal year ended June 30, 2012. The charges consisted of a write-down of New News Corporation’s goodwill of approximately $1.3 billion and a write-down of the indefinite-lived intangible assets (primarily newspaper mastheads and distribution networks) of approximately $1.3 billion. These impairment charges were primarily the result of adverse trends affecting several businesses in New News Corporation’s News and Information Services segment, including secular declines in the economic environment in Australia, a decline in in-store advertising spend by consumer packaged goods manufacturers in the U.S. and lower forecasted revenues from certain businesses utilizing various trade names owned by New News Corporation’s newspaper operations. Australia, in particular, has experienced weakness in newspaper advertising reflecting a combination of a softening economy and declines in paid circulation. During the fourth quarter, the business announced a number of major new initiatives to extend the business into multi-platforms and to address these challenges. As part of the annual review process, New News Corporation determined that it was more likely than not that certain assets would be sold. The impairment charges also reflect the potential sale of these assets at a value below their carrying value. As of June 30, 2012, these net assets of approximately $126 million were classified as held for sale and included in other current assets in the combined balance sheets. The methods used to estimate the fair value measurements of impaired goodwill and indefinite-lived intangible assets included those based on the income approach (including the discounted cash flow and relief-from-royalty methods) and those based on the market approach (primarily the guideline public company method). The resulting fair value measurements of the assets are considered to be Level 3 measurements. Significant unobservable inputs utilized in the income approach valuation methods were discount rates (ranging from 9.5%-12.5%), long-term growth rates (ranging from 0.5%-3.0%) and royalty rates (ranging from 2.0%-3.5%). Significant unobservable inputs utilized in the market approach valuation methods were EBITDA multiples from guideline public companies operating in similar industries and a control premium of 10%. Significant increases (decreases) in royalty rates, growth rates, control premium and multiples, assuming no change in discount rates, would result in a significantly higher (lower) fair value measurement. Significant decreases (increases) in discount rates, assuming no changes in royalty rates, growth rates, control premium and multiples, would result in a significantly higher (lower) fair value measurement.

Other than the impairments noted above, New News Corporation determined that the goodwill and indefinite-lived intangible assets included in the combined balance sheets were not impaired. The News and Information Services and Other segments have reporting units with approximately $2.2 billion in goodwill as of June 30, 2012 that continues to be at risk for future impairment and with fair values that exceeded their carrying values by less than 10%.

NOTE 8. EQUITY BASED COMPENSATION

Until consummation of the distribution from Parent, New News Corporation’s employees participate in Parent’s equity plans. Parent has plans authorized to grant equity awards of Parent stock to New News Corporation’s employees. The share-based payment expense recorded by New News Corporation, in the periods presented, includes the expense associated with the employees historically attributable to New News Corporation’s operations, as well as the expense associated with the allocation of stock compensation expense for corporate employees.

NEW NEWS CORPORATION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

News Corporation Incentive Plans

New News Corporation participates in Parent’s plans, (the “Plans”) under which equity-based compensation, including stock options, performance stock units (“PSUs”), restricted stock, restricted stock units (“RSUs”) and other types of awards, may be granted. New News Corporation’s employees are eligible to participate in the Plans. The Compensation Committee of Parent’s Board (“Parent’s Compensation Committee”) determines the recipients, type of award to be granted and amounts of awards to be granted under the Plans. Stock options awarded under the Plans will be granted at exercise prices which are equal to or exceed the market price at the date of grant.

The fair value of equity-based compensation under the Plan will be calculated according to the type of award issued. Cash settled awards are marked-to-market at each reporting period.

Performance Stock Units

PSUs are fair valued on the date of grant and expensed using a straight-line method as the awards cliff vest at the end of the three year performance period. Parent also estimates the number of shares expected to vest which is based on Parent management’s determination of the probable outcome of the performance condition, which requires considerable judgment. Parent records a cumulative adjustment in periods that its estimate of the number of shares expected to vest changes. Additionally, Parent ultimately adjusts the expense recognized to reflect the actual vested shares following the resolution of the performance conditions. The number of shares that will be issued upon vesting of PSUs can range from 0% to 200% (certain executives are limited to 150%) of the target award, based on Parent’s three-year total shareholder return (“TSR”) as measured against the three-year TSR of the companies that comprise the Standard and Poor’s 500 Index (excluding financial and energy sector companies) and other company specific performance measures. The fair value of the PSUs is determined using a Monte Carlo simulation model.

In the first quarter of fiscal 2012, certain executives of New News Corporation responsible for various business units each received a grant of PSUs that has a three year performance measurement period beginning in July 2011. The awards are subject to the achievement of pre-defined goals for operating profit, cash flow and key divisional performance indicators for the applicable performance period. The majority of these awards will be settled in shares of Parent’s Class A Common Stock.

In fiscal 2012 and 2011, a total of 1.8 million and 0.4 million target PSUs were granted to New News Corporation’s employees, respectively, of which 1.2 million and 0.4 million, respectively, will be settled in shares of Parent’s Class A Common Stock.

Restricted Stock Units

RSU awards are grants that entitle the holder to shares of Parent’s Class A Common Stock or the value of shares of Parent’s Class A Common Stock as the award vests, subject to the Plans and such other terms and conditions as Parent’s Compensation Committee may establish. RSUs issued under the Plans are fair valued based upon the fair market value of Parent’s Class A Common Stock on the grant date. Any person who holds RSUs shall have no ownership interest in the shares of Parent’s Class A Common Stock to which such RSUs relate until and unless shares of Parent’s Class A Common Stock are delivered to the holder. All shares of Parent’s Class A Common Stock reserved for cancelled or forfeited equity-based compensation awards become available for future grants. Certain RSU awards are settled in cash and are subject to terms and conditions of the Plans and such other terms and conditions as Parent’s Compensation Committee may establish.

NEW NEWS CORPORATION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

Certain executives responsible for various business units within New News Corporation had the opportunity to earn a grant of RSUs under the Plans in fiscal 2012, 2011 and 2010. These awards (the “Performance Awards”) were conditioned upon the attainment of pre-determined operating profit goals for fiscal 2012, 2011 and 2010 by the executive’s particular business unit. If the actual fiscal 2012, 2011 and 2010 operating profit of the executive’s business unit as compared to its pre-determined target operating profit for the fiscal year was within a certain performance goal range, the executive was entitled to receive a grant of RSUs pursuant to a Performance Award. To the extent that it was determined that the business unit’s actual fiscal 2012, 2011 and 2010 operating profit fell within the performance goal range for that fiscal year, the executive received a percentage of his or her annualized base salary, ranging from 0% to 100%, in time-vested RSUs representing shares of Parent’s Class A Common Stock. The RSUs are generally payable in shares of Parent’s Class A Common Stock upon vesting and are subject to the participants’ continued employment with Parent.

During the fiscal years ended June 30, 2012, 2011 and 2010, 1.0 million, 3.1 million and 0.4 million RSUs were granted to New News Corporation’s employees, respectively, which primarily vest over four years. Outstanding RSUs held by New News Corporation’s employees as of June 30, 2012 are payable in shares of the Parent’s Class A Common Stock, upon vesting, except for approximately 0.6 million RSUs outstanding that will be settled in cash. During the fiscal years ended June 30, 2012, 2011 and 2010, approximately 395,000, 449,000 and 313,000 of cash-settled RSUs held by New News Corporation’s employees vested, respectively. Cash paid to New News Corporation’s employees for vested cash-settled RSUs was approximately $6 million in the fiscal years ended June 30, 2012 and 2011 and $3 million in the fiscal year ended June 30, 2010.

The following table summarizes the activity related to the RSUs and target PSUs granted to New News Corporation’s employees to be settled in Parent’s Class A Common Stock (RSUs and PSUs in thousands):

	Fiscal 2012		Fiscal 2011		Fiscal 2010
	Number of shares	Weighted average grant- date fair value	Number of shares	Weighted average grant- date fair value	Number of shares	Weighted average grant- date fair value
RSUs and PSUs
Unvested units at beginning of the year	2,204	$13.52	1,645	$16.73	2,530	$17.80
Granted	2,189	15.14	2,344	13.85	386	9.64
Vested (a)	(991)	13.14	(1,656)	16.68	(1,198)	16.56
Cancelled	(326)	14.61	(129)	16.89	(73)	19.08

Unvested units at the end of the year (b)	3,076	$14.81	2,204	$13.52	1,645	$16.73

(a)

The fair value of RSUs held by New News Corporation’s employees that vested during the fiscal years ended June 30, 2012, 2011 and 2010 was approximately $16 million, $24 million and $14 million, respectively.

(b)	The intrinsic value of unvested RSUs and target PSUs held by New News Corporation’s employees as of June 30, 2012 was approximately $69 million.

NEW NEWS CORPORATION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

Other

New News Corporation operates employee share ownership schemes in the U.K. and Ireland. These plans enable employees to enter into fixed-term savings contracts with independent financial institutions linked to Parent’s Class A Common Stock. The savings contracts can range from three to seven years with an average expected life of four years. New News Corporation has not granted any stock options under this scheme since fiscal 2009.

The following table summarizes information about stock option transactions for New News Corporation’s employees stock option plans (options in thousands):

	Fiscal 2012			Fiscal 2011			Fiscal 2010
	Options	Weighted average exercise price		Options	Weighted average exercise price		Options	Weighted average exercise price
		(in US$)	(in A$)		(in US$)	(in A$)		(in US$)	(in A$)
Outstanding at the beginning of the year	9,094	$12.36	$18.98	13,145	$14.34	$21.58	17,803	$15.33	$21.99
Exercised	(2,303)	9.28	15.40	(357)	12.29	15.90	(237)	13.23	16.64
Cancelled	(2,705)	14.92	23.09	(3,694)	19.39	28.51	(4,421)	18.41	23.52

Outstanding at the end of the year (a)	4,086	$12.40	$18.27	9,094	$12.36	$18.98	13,145	$14.34	$21.58

Vested and unvested expected to vest at June 30, 2012	4,086
Exercisable at the end of the year	3,722			8,094			11,787

(a)

The intrinsic value of options outstanding held by New News Corporation’s employees as of June 30, 2012, 2011 and 2010 was $18.4 million, $13.4 million, and $4.8 million, respectively. The intrinsic value of exercisable options outstanding held by New News Corporation’s employees as of June 30, 2012 was $13.5 million. As of June 30, 2012, the weighted average grant date fair value of unvested awards was $2.78.

The fair value of each outstanding stock option award was estimated on the date of grant using the Black-Scholes option valuation model that uses the following assumptions: expected volatility was based on historical volatility of Parent’s Class A Common Stock; expected term of stock options granted was derived from the historical activity of Parent’s stock options and represented the period of time that stock options granted were expected to be outstanding; weighted average risk-free interest rate was an average of the interest rates of U.S. government bonds with similar lives on the dates of the stock option grants; and dividend yield was calculated as an average of a ten year history of Parent’s yearly dividend divided by the fiscal year’s closing stock price.

The exercise prices for the stock options issued prior to Parent’s reorganization in November 2004 are in Australian dollars. The U.S. dollar equivalents presented above have been converted at historical exchange rates; therefore, the proceeds from the exercise of these stock options may differ due to fluctuations in exchange rates in periods subsequent to the date of the grant.

The following table summarizes information about stock option transactions for New News Corporation’s employees (options in thousands):

Tranches	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Exercisable Options	Weighted Average Exercise Price
(in US$)		(in US$)			(in US$)
$3.72	2	$3.72	0.46	2	$3.72
$6.83 to $8.83	988	8.39	0.87	690	8.79
$10.43 to $15.58	2,801	13.21	1.42	2,738	13.18
$16.91 to $18.36	295	18.20	1.57	292	18.20

	4,086	$12.40		3,722	$12.76

NEW NEWS CORPORATION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

The following table summarizes New News Corporation’s equity-based compensation:

	For the years ended June 30,
	2012	2011	2010
	(in millions)
Equity-based compensation—New News Corporation’s employees	$30	$28	$32
Equity-based compensation—Allocated (a)	14	11	6

Equity-based compensation—Total	$44	$39	$38

Total intrinsic value of stock options exercised	$12	$1	$1

(a)	The allocated expense includes both executive directors and corporate executives of Parent, allocated using a proportional allocation driver, which management has deemed to be reasonable.

As of June 30, 2012, total compensation cost not yet recognized for all plans presented related to unvested awards held by New News Corporation’s employees was approximately $37 million and is expected to be recognized over a weighted average period between one and two years.

The tax benefit recognized on vested RSUs for New News Corporation’s employees and stock options exercised by New News Corporation’s employees was $3 million, $8 million and $12 million for the fiscal years ended June 30, 2012, 2011 and 2010, respectively.

NOTE 9. RELATED PARTY TRANSACTIONS AND PARENT COMPANY INVESTMENT

Related Party Transactions

In the ordinary course of business, New News Corporation enters into transactions with related parties, such as equity affiliates, to purchase and/or sell advertising and administrative services. The following table sets forth the net revenue from related parties included in the combined statements of operations:

	For the years ended June 30,
	2012	2011	2010
	(in millions)
Related party revenue, net of expense	$61	$72	$75

The following table sets forth the amount of accounts receivable due from and payable to related parties outstanding on the combined balance sheets:

	As of June 30,
	2012	2011
	(in millions)
Accounts receivable from related parties	$13	$13
Accounts payable to related parties	165	130

Corporate Allocations and Parent Company Investment

Historically, Parent has provided services to and funded certain expenses for New News Corporation that have been included as a component of Parent company equity such as: global real estate and occupancy and employee benefits. In addition, New News Corporation’s combined financial statements include general

NEW NEWS CORPORATION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

corporate expenses of Parent which were not historically allocated to New News Corporation for certain support functions that are provided on a centralized basis within Parent and not recorded at the business unit level, such as expenses related to finance, human resources, information technology, facilities, and legal, among others (“General Corporate Expenses”). For purposes of these stand-alone financial statements, the General Corporate Expenses have been allocated to New News Corporation. The General Corporate Expenses are included in the combined statements of operations in selling, general and administrative expenses and accordingly as a component of Parent company equity. These expenses have been allocated to New News Corporation on the basis of direct usage when identifiable, with the remainder allocated on a pro rata basis of combined revenues, operating income, headcount or other measures of New News Corporation. Management believes the assumptions underlying the combined financial statements, including the assumptions regarding allocating General Corporate Expenses from Parent are reasonable. Nevertheless, the combined financial statements may not include all of the actual expenses that would have been incurred and may not reflect New News Corporation’s combined results of operations, financial position and cash flows had it been a stand-alone company during the periods presented. Actual costs that would have been incurred if New News Corporation had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. The corporate allocations made during the fiscal years ended June 30, 2012, 2011 and 2010 of $212 million, $191 million and $173 million, respectively, included both general corporate expenses of Parent which were not historically allocated to New News Corporation of $102 million, $97 million and $83 million, respectively, and historical direct allocations primarily consisting of rent, insurance and stock compensation expense of approximately $110 million, $94 million, and $90 million, respectively.

All significant intercompany transactions between New News Corporation and Parent have been included in these combined financial statements and are considered to be effectively settled for cash at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flows as a financing activity and in the combined balance sheets as Parent company investment.

The following table summarizes the components of the net (decrease) increase in Parent company investment for the years ended June 30, 2012, 2011 and 2010:

	For the years ended June 30,
	2012	2011	2010
	(in millions)
Cash pooling and general financing activites(a)	$(1,178)	$(293)	$(477)
Corporate allocations	212	191	173
Cash transfer from (to) Parent for acquisitions and dispositions	—	391	(903)

Net (decrease) increase in Parent company investment	$(966)	$289	$(1,207)

(a)

The nature of activities included in the line item ‘Cash pooling and general financing activities’ includes financing activities for capital transfers, cash sweeps, and other treasury services. As part of this activity, the majority of the domestic cash balances are swept to Parent on a daily basis and New News Corporation receives capital from Parent for New News Corporation’s domestic cash needs. In addition, in fiscal 2012, Parent transferred an increased amount of cash from subsidiaries for treasury management purposes.

NEW NEWS CORPORATION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE 10. COMMITMENTS AND CONTINGENCIES

New News Corporation has commitments under certain firm contractual arrangements (“firm commitments”) to make future payments. These firm commitments secure the future rights to various assets and services to be used in the normal course of operations. The following table summarizes New News Corporation’s material firm commitments as of June 30, 2012:

	As of June 30, 2012
	Payments Due by Period
	Total	1 year	2-3 years	4-5 years	After 5 years
	(in millions)
Purchase obligations (a)	$2,581	$627	$771	$356	$827
Operating leases (b)
Land and buildings	747	116	182	134	315
Plant and machinery	22	11	10	1	—

Total commitments and contractual obligations	$3,350	$754	$963	$491	$1,142

(a)	New News Corporation has commitments under purchase obligations related to printing contracts, capital projects, marketing agreements and other legally binding commitments.
(b)

New News Corporation leases office facilities, warehouse facilities, printing plants and equipment. These leases, which are classified as operating leases, are expected to be paid at certain dates through fiscal 2062.

In connection with the Dow Jones Indexes business transaction, New News Corporation agreed to indemnify CME with respect to any payments of principal, premium and interest CME makes under its guarantee of the venture financing. (See Note 3—Acquisitions, Disposals and Other Transactions for further discussion of this transaction). New News Corporation does not expect that this contingent guarantee will result in any material amounts being paid by New News Corporation in the foreseeable future. The timing of the amounts presented in the table below reflect when the maximum contingent guarantee will expire and does not indicate that New News Corporation expects to incur an obligation to make payments during that time frame.

	As of June 30, 2012
		Amount of Guarantees Expiration Per Period
Contingent guarantees:	Total Amounts Committed	1 year	2-3 years	4-5 years	After 5 years
	(in millions)
Indemnity	$774	$27	$54	$54	$639

In accordance with ASC 715 “Compensation—Retirement Benefits” (“ASC 715”), the total accrued benefit liability for pension and other postretirement benefit plans recognized as of June 30, 2012 was approximately $497 million. (See Note 11—Pensions and Other Postretirement Benefits) This amount is affected by, among other items, statutory funding levels, changes in plan demographics and assumptions and investment returns on plan assets. Because of the current overall funded status of New News Corporation’s material plans, the accrued liability does not represent expected near-term liquidity needs and, accordingly, this amount is not included in the contractual obligations table.

NEW NEWS CORPORATION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

Contingencies

U.K. Newspapers Matters

On July 19, 2011, a purported class action lawsuit captioned Wilder v. News Corp., et al. was filed on behalf of all purchasers of Parent’s common stock between March 3, 2011 and July 11, 2011, in the U.S. District Court for the Southern District of New York. The plaintiff brought claims under Section 10(b) and Section 20(a) of the Securities Exchange Act, alleging that false and misleading statements were issued regarding alleged acts of voicemail interception at The News of the World. The suit names as defendants Parent, Rupert Murdoch, James Murdoch and Rebekah Brooks, and seeks compensatory damages, rescission for damages sustained, and costs.

This litigation and certain other Parent stockholder lawsuits are all now before the same judge. On June 5, 2012, the court issued an order appointing the Avon Pension Fund (“Avon”) as lead plaintiff in the litigation and Robbins Geller Rudman & Dowd as lead counsel. Thereafter, on July 3, 2012, the court issued an order providing that an amended consolidated complaint was to be filed by July 31, 2012. Avon filed an amended consolidated complaint on July 31, 2012, which among other things, added as defendants New News Corporation’s subsidiary, NI Group Limited, and Les Hinton, and expanded the class period to include February 15, 2011 to July 18, 2011. Defendants filed their motion to dismiss on September 25, 2012, and the parties have completed briefing on the motion. The court has not yet set a date for oral argument.

Parent and New News Corporation’s management believe these Parent stockholder claims are entirely without merit, and New News Corporation intends to vigorously defend this action.

In addition, U.K. and U.S. regulators and governmental authorities continue to conduct investigations initiated in 2011 with respect to phone hacking, illegal data access, inappropriate payments to public officials and related matters at New News Corporation’s former publication, The News of the World, and at The Sun (the “U.K. Newspaper Matters”). New News Corporation, together with Parent, is cooperating with these investigations. It is possible that these proceedings could damage New News Corporation’s reputation and might impair its ability to conduct its business.

New News Corporation is not able to predict the ultimate outcome or cost associated with these investigations. Violations of law may result in civil, administrative or criminal fines or penalties. New News Corporation has admitted liability in a number of civil cases related to the phone hacking allegations and has settled a number of cases. New News Corporation has incurred legal and professional fees related to the U.K. Newspaper Matters and costs for civil settlements totaling approximately $199 million during the year ended June 30, 2012. These costs are included in Selling, general and administrative expenses in New News Corporation’s combined statement of operations. As of June 30, 2012, New News Corporation has provided for its best estimate of the liability for the claims that have been filed and costs incurred and has accrued approximately $50 million. New News Corporation has announced a process under which parties can pursue claims against it, and management believes that it is probable that additional claims will be filed. It is not possible to estimate the liability for such additional claims given the information that is currently available to New News Corporation. If more claims are filed and additional information becomes available, New News Corporation will update the liability provision for such matters. Any fees, expenses, fines, penalties, judgments or settlements which might be incurred by New News Corporation in connection with the various proceedings could affect its results of operations and financial condition.

HarperCollins

Commencing on August 9, 2011, twenty-nine purported consumer class actions have been filed in the U.S. District Courts for the Southern District of New York and for the Northern District of California, which

NEW NEWS CORPORATION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

relate to the decisions by certain publishers, including HarperCollins Publishers L.L.C. (“HarperCollins”), to begin selling their eBooks pursuant to an agency relationship. The Judicial Panel on Multidistrict Litigation has transferred the various class actions to the Honorable Denise L. Cote in the Southern District of New York. On January 20, 2012, plaintiffs filed a consolidated amended complaint, again alleging that certain named defendants, including HarperCollins, violated the antitrust and unfair competition laws by virtue of the switch to the agency model for eBooks. The actions seek as relief treble damages, injunctive relief and attorneys’ fees. On June 25, 2012, Judge Cote issued a scheduling order for the multi-district litigation going forward. Additional information about In re MDL Electronic Books Antitrust Litigation, Civil Action No. 11-md-02293 (DLC), can be found on Public Access to Court Electronic Records (PACER). While it is not possible to predict with any degree of certainty the ultimate outcome of these class actions, HarperCollins believes it was compliant with applicable antitrust and competition laws.

Following an investigation, on April 11, 2012, the Department of Justice (the “DOJ”) filed an action in the U.S. District Court for the Southern District of New York against certain publishers, including HarperCollins, and Apple, Inc. The DOJ’s complaint alleges antitrust violations relating to defendants’ decisions to begin selling eBooks pursuant to an agency relationship. This case was assigned to Judge Cote. Simultaneously, the DOJ announced that it had reached a proposed settlement with three publishers, including HarperCollins, and filed a Proposed Final Judgment and related materials detailing that agreement. Among other things, the Proposed Final Judgment requires that HarperCollins terminate its agreements with certain eBook retailers and places certain restrictions on any agreements subsequently entered into with such retailers. On September 5, 2012, Judge Cote entered the Final Judgment. A third party has filed a motion to intervene in the case for the purpose of appealing Judge Cote’s decision entering the Final Judgment to the U.S. Court of Appeals for the Second Circuit. Additional information about the Final Judgment can be found on the DOJ’s website.

Following an investigation, on April 11, 2012, 16 state Attorneys General led by Texas and Connecticut (the “AGs”) filed a similar action against certain publishers and Apple, Inc. in the Western District of Texas. On April 26, 2012, the AGs’ action was transferred to Judge Cote. On May 17, 2012, 33 AGs filed a second amended complaint. As a result of a memorandum of understanding agreed upon with the AGs for Texas and Connecticut, HarperCollins was not named as a defendant in this action. Pursuant to the terms of the memorandum of understanding, HarperCollins entered into a settlement agreement with the AGs for Texas, Connecticut and Ohio on June 11, 2012. By August 28, 2012, forty-nine states (all but Minnesota) and five U.S. territories had signed on to that settlement agreement. On August 29, 2012, the AGs simultaneously filed a complaint against HarperCollins and two other publishers, a motion for preliminary approval of that settlement agreement and a proposed distribution plan. On September 14, 2012, Judge Cote granted the AGs’ motion for preliminary approval of the settlement agreement and approved the AGs’ proposed distribution plan. Notice was subsequently sent to potential class members, and a fairness hearing scheduled for February 8, 2013. If the settlement agreement receives final approval, it would resolve all damage claims of individual citizens from those states and territories, including those represented in the purported class actions.

While the settlement agreement with the AGs is still subject to final approval by the court, New News Corporation believes that the proposed settlement, as currently drafted, will not have a material impact on the results of operations or the financial position of New News Corporation. However, New News Corporation can make no assurances that the proposed settlement will receive final approval.

On October 12, 2012, HarperCollins received a Civil Investigative Demand from the Attorney General from the State of Minnesota. HarperCollins complied with the Demand on November 16, 2012 and is cooperating with that investigation. While it is not possible to predict with any degree of certainty the ultimate outcome of the inquiry, HarperCollins believes it was compliant with applicable antitrust laws.

NEW NEWS CORPORATION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

The European Commission conducted an investigation into whether certain companies in the book publishing and distribution industry, including HarperCollins, violated the antitrust laws by virtue of the switch to the agency model for eBooks. HarperCollins settled the matter with the European Commission on terms substantially similar to the settlement with the DOJ. On December 13, 2012, the European Commission formally adopted the settlement.

Commencing on February 24, 2012, five purported consumer class actions were filed in the Canadian provinces of British Columbia, Quebec and Ontario, which relate to the decisions by certain publishers, including HarperCollins, to begin selling their eBooks in Canada pursuant to an agency relationship. The actions seek as relief special, general and punitive damages, injunctive relief and the costs of the litigations. While it is not possible to predict with any degree of certainty the ultimate outcome of these class actions, especially given their early stages, HarperCollins believes it was compliant with applicable antitrust and competition laws and intends to defend itself vigorously.

In early July 2012, HarperCollins Canada, a wholly-owned subsidiary of HarperCollins, learned that the Canadian Competition Bureau (“CCB”) had commenced an inquiry regarding the sale of eBooks in Canada. HarperCollins currently is cooperating with the CCB with respect to its inquiry. While it is not possible to predict with any degree of certainty the ultimate outcome of the inquiry, HarperCollins believes it was compliant with applicable antitrust and competition laws.

New News Corporation is not able to predict the ultimate outcome or cost of the HarperCollins matters described above. During the year ended June 30, 2012, the legal and professional fees and settlement costs incurred in connection with these matters was approximately $30 million. These costs are included in Selling, general and administrative expenses in New News Corporation’s combined statement of operations. As of June 30, 2012, New News Corporation has provided for its best estimate of the liability for these matters and has accrued approximately $25 million.

News America Marketing

Valassis Communication, Inc.

On January 18, 2006, Valassis Communication, Inc. (“Valassis”) sued News America Incorporated, News America Marketing FSI, LLC and News America Marketing Services, In-Store, LLC (collectively “News America”), in the U.S. District Court for the Eastern District of Michigan (the “Valassis Federal Action”). Valassis’ operative complaint alleged that News America possesses monopoly power in a claimed in-store advertising and promotions market (the “in-store market”) and has used that power to gain an unfair advantage over Valassis in a purported market for coupons distributed by free-standing inserts (“FSIs”). Valassis alleged that News America is attempting to monopolize the purported FSI market by leveraging its alleged monopoly power in the purported in-store market, thereby allegedly violating Section 2 of the Sherman Antitrust Act of 1890, as amended (the “Sherman Act”). Valassis further alleged that News America has unlawfully bundled the sale of in-store marketing products with the sale of FSIs and that such bundling constitutes unlawful tying in violation of Sections 1 and 3 of the Sherman Act. Additionally, Valassis alleged that News America is predatorily pricing its FSI products in violation of Section 2 of the Sherman Act. Valassis also asserted that News America violated various state antitrust statutes and has tortuously interfered with Valassis’ actual or expected business relationships. Valassis’ complaint sought injunctive relief, damages, fees and costs.

On March 9, 2007, Valassis filed a two-count complaint in Michigan state court against News America (the “Valassis Michigan Action”). That lawsuit, which was based on the same factual allegations as the Valassis Federal Action, alleged that News America tortuously interfered with Valassis’ business relationships and that News America unfairly competed with Valassis. The complaint sought injunctive relief, damages, fees and costs.

NEW NEWS CORPORATION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

On March 12, 2007, Valassis filed a three-count complaint in California state court against News America (the “Valassis California Action”). That lawsuit, which is based on the same factual allegations as the Valassis Federal and Michigan Actions, alleged that News America violated the Cartwright Act (California’s state antitrust law) by unlawfully tying its FSI products to its in-store products, violated California’s Unfair Practices Act by predatorily pricing its FSI products, and unfairly competed with Valassis. The Valassis California Action sought injunctive relief, damages, fees and costs. On May 4, 2007, News America filed a motion to dismiss or, in the alternative stay, that complaint. On June 28, 2007, the court issued a tentative ruling denying the motion and reassigned the case to the Complex Litigation Program. On July 19, 2007, the court denied the motion. The Valassis California Action was stayed until March 2010.

Trial in the Valassis Michigan Action commenced on May 27, 2009. On July 23, 2009, a jury returned a verdict in the amount of $300 million for Valassis. News America filed a motion for new trial, which was denied. News America filed an appeal and posted a bond for $25 million, the maximum bond required under Michigan law.

Trial in the Valassis Federal Action was set to commence on February 2, 2010. As a result of pretrial proceedings and negotiations that occurred in late January 2010 related to the Valassis Federal Action, on January 30, 2010, Parent announced that News America had reached a settlement agreement with Valassis pursuant to which all claims filed by Valassis in all matters have been dismissed with prejudice. The U.S. District Court for the Eastern District of Michigan oversaw the settlement discussions and approved the terms of the settlement. As part of the settlement, News America paid Valassis $500 million and entered into a ten-year shared mail distribution agreement with Valassis Direct Mail, a Valassis subsidiary. Additionally, the parties also have agreed to a process by which the U.S. District Court for the Eastern District of Michigan may assess certain future business practices of News America and Valassis. In connection with the settlement, the Valassis Federal Action has been dismissed with prejudice. In addition, the judgment in the Valassis Michigan Action from July 2009 has been satisfied with all related appeals dismissed, and the Valassis California Action has been dismissed with prejudice.

As a result of the settlement, New News Corporation recorded a charge of $500 million in Selling, general and administrative expenses during the fiscal year ended June 30, 2010. The cost of the new distribution agreement, which was entered into on a fair value basis, will be accounted for prospectively, consistent with the accounting for other similar agreements.

Insignia Systems, Inc.

On September 23, 2004, Insignia Systems, Inc. (“Insignia”) filed an action against News America Marketing In-Store Inc. (“News America”) in the U.S. District Court for the District of Minnesota. The operative complaint alleges, among other things, disparagement of Insignia by News America in violation of the Lanham Act and Minnesota state law and various federal and state antitrust violations arising out of Insignia’s and News America’s competition in the domestic in-store advertising market. The trial began on February 8, 2011. On February 9, 2011, the parties settled the lawsuit. Under the terms of the settlement, which included no admission of liability, News America paid Insignia $125 million, which was recorded in Selling, general and administrative expenses during the fiscal year ended June 30, 2011. In addition, Insignia paid News America $4 million in relation to a 10-year exclusive business arrangement between the companies.

Other

New News Corporation’s operations are subject to tax in various domestic and international jurisdictions and as a matter of course, it is regularly audited by federal, state and foreign tax authorities. New News

NEW NEWS CORPORATION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

Corporation believes it has appropriately accrued for the expected outcome of all pending tax matters and does not currently anticipate that the ultimate resolution of pending tax matters will have a material adverse effect on its combined financial condition, future results of operations or liquidity. Each member of the Parent consolidated group, which includes Parent, New News Corporation and Parent’s other subsidiaries, is jointly and severally liable for the U.S. federal income tax liability of each other member of the consolidated group. Consequently, New News Corporation could be liable in the event any such liability is incurred, and not discharged, by any other member of the Parent consolidated group. The tax sharing and indemnification agreement will require Parent to indemnify New News Corporation for any such liability. Disputes or assessments could arise during future audits by the IRS in amounts that New News Corporation cannot quantify.

New News Corporation establishes an accrued liability for legal claims when it determines that a loss is both probable and the amount of the loss can be reasonably estimated. Once established, accruals are adjusted from time to time, as appropriate, in light of additional information. The amount of any loss ultimately incurred in relation to matters for which an accrual has been established may be higher or lower than the amounts accrued for such matters. Legal fees associated with litigation and similar proceedings that are not expected to provide a benefit in future periods are expensed as incurred. Any fees, expenses, fines, penalties, judgments or settlements which might be incurred by New News Corporation in connection with the various proceedings could affect its results of operations and financial condition. For the contingencies disclosed above for which there is at least a reasonable possibility that a loss may be incurred, other than the accruals provided, New News Corporation was unable to estimate the amount of loss or range of loss.

NOTE 11. PENSION AND OTHER POSTRETIREMENT BENEFITS

Certain of our U.S. employees participate in defined benefit pension plans (“Shared Plans”) sponsored by Parent, which include participants of other Parent subsidiaries. New News Corporation accounts for the Shared Plans as multiemployer benefit plans. Accordingly, New News Corporation does not record an asset or liability to recognize the funded status of the Shared Plans. New News Corporation recognizes a liability only for any required contributions to the Shared Plans that are accrued and unpaid at the balance sheet date. The related pension expenses allocated to New News Corporation are based primarily on pensionable compensation of active participants.

Plans in the U.S., U.K. and Australia that are sponsored by entities included in New News Corporation (“Direct Plans”) are accounted for as defined benefit pension plans. Accordingly, the funded and unfunded position of each Direct Plan is recorded in our combined balance sheet. Actuarial gains and losses that have not yet been recognized through income are recorded in accumulated other comprehensive income net of taxes, until they are amortized as a component of net periodic benefit cost. The determination of benefit obligations and the recognition of expenses related to Direct Plans are dependent on various assumptions. The major assumptions primarily relate to discount rates, long-term expected rates of return on plan assets, and future compensation increases. Management develops each assumption using relevant company experience in conjunction with market-related data for each individual country in which such plans exist. The funded status of the Direct Plans can change from year to year, but the assets of the funded plans have been sufficient to pay all benefits that came due in each of fiscal 2012, 2011 and 2010.

NEW NEWS CORPORATION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

New News Corporation uses a June 30 measurement date for all direct pension and postretirement benefit plans. The following table sets forth the change in the projected benefit obligation, change in the fair value of Direct Plans plan assets and funded status:

	Pension benefits		Postretirement benefits
	As of June 30,
	2012	2011	2012	2011
	(in millions)
Projected benefit obligation, beginning of the year	$1,366	$1,177	$190	$194
Service cost	19	21	2	2
Interest cost	73	70	10	10
Benefits paid	(68)	(52)	(13)	(13)
Settlements (a)	(72)	(43)	—	—
Actuarial loss (b)	129	72	41	7
Foreign exchange rate changes	(36)	116	—	1
Amendments, transfers and other	5	5	—	(11)

Projected benefit obligation, end of the year	1,416	1,366	230	190

Change in the fair value of plan assets for New News Corporation’s benefit plans:
Fair value of plan assets, beginning of the year	1,229	1,012	—	—
Actual return on plan assets	39	157	—	—
Employer contributions	48	45	—	—
Benefits paid	(68)	(52)	—	—
Settlements (a)	(72)	(43)	—	—
Foreign exchange rate changes	(32)	107	—	—
Amendments, transfers and other	5	3	—	—

Fair value of plan assets, end of the year	1,149	1,229	—	—

Funded status	$(267)	$(137)	$(230)	$(190)

(a)	Amounts related to payments made to former employees of New News Corporation in full settlement of their deferred pension benefits.
(b)	Actuarial losses primarily related to changes in the discount rate and the strengthening of the mortality tables utilized in measuring plan obligations as of June 30, 2012 and 2011, respectively.

Amounts recognized in the combined balance sheets consist of:

	Pension benefits		Postretirement benefits
	As of June 30,
	2012	2011	2012	2011
	(in millions)
Accrued pension/postretirement liabilities	$(267)	$(137)	$(230)	$(190)

Net amount recognized	$(267)	$(137)	$(230)	$(190)

NEW NEWS CORPORATION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

Amounts recognized in accumulated other comprehensive income consist of:

	Pension benefits		Postretirement benefits
	As of June 30,
	2012	2011	2012	2011
	(in millions)
Actuarial losses	$455	$313	$56	$16
Prior service cost (benefit)	—	—	(40)	(55)

Net amounts recognized	$455	$313	$16	$(39)

Amounts in accumulated other comprehensive income expected to be recognized as a component of net periodic pension cost in fiscal 2013:

	Pension benefits	Postretirement benefits
	As of June 30,
	2012	2012
	(in millions)
Actuarial losses	$20	$4
Prior service cost (benefit)	—	(13)

Net amounts recognized	$20	$(9)

Accumulated pension benefit obligations as of June 30, 2012 and 2011 were $1,406 million and $1,360 million, respectively. Below is information about funded and unfunded pension plans.

	Funded Plans		Unfunded Plans
	As of June 30,
	2012	2011	2012	2011
	(in millions)
Projected benefit obligation	$1,352	$1,307	$64	$59
Accumulated benefit obligation	1,343	1,301	63	59
Fair value of plan assets	1,149	1,229	—	—

Below is information about pension plans in which the accumulated benefit obligation exceeds fair value of the plan assets.

	Funded Plans		Unfunded Plans
	As of June 30,
	2012	2011	2012	2011
	(in millions)
Projected benefit obligation	$1,352	$960	$64	$59
Accumulated benefit obligation	1,343	954	63	59
Fair value of plan assets	1,149	881	—	—

NEW NEWS CORPORATION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

The components of net periodic benefits costs were as follows:

	Pension benefits			Postretirement benefits
	For the years ended June 30,
	2012	2011	2010	2012	2011	2010
	(in millions)
Service cost benefits earned during the period	$19	$21	$15	$2	$2	$2
Interest costs on projected benefit obligations	73	70	76	10	10	12
Expected return on plan assets	(82)	(74)	(66)	—	—	—
Amortization of deferred losses	16	20	19	—	—	—
Other	8	4	6	(15)	(15)	(11)

Net periodic benefits costs- Direct	34	41	50	(3)	(3)	3
Employees participation in Parent plans	10	12	10	N/A	N/A	N/A
Corporate allocations	4	5	5	N/A	N/A	N/A

Net periodic benefits costs- Total	$48	$58	$65	$(3)	$(3)	$3

	Pension benefits			Postretirement benefits
	For the years ended June 30,
	2012	2011	2010	2012	2011	2010
Additional information:
Weighted-average assumptions used to determine benefit obligations
Discount rate	4.5%	5.7%	5.8%	3.8%	5.3%	5.5%
Rate of increase in future compensation	3.5%	3.6%	3.9%	N/A	N/A	N/A
Weighted-average assumptions used to determine net periodic benefit cost
Discount rate	5.7%	5.8%	7.0%	5.3%	5.5%	6.7%
Expected return on plan assets	7.0%	7.0%	7.0%	N/A	N/A	N/A
Rate of increase in future compensation	3.6%	3.9%	4.4%	N/A	N/A	N/A

N/A – not applicable

The following assumed health care cost trend rates as of June 30 were also used in accounting for postretirement benefits:

	Postretirement benefits
	Fiscal 2012	Fiscal 2011
Health care cost trend rate	7.0%	7.4%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.2%
Year that the rate reaches the ultimate trend rate	2019	2019

Assumed health care cost trend rates could have a significant effect on the amounts reported for the postretirement health care plan. The effect of a one percentage point increase and one percentage point decrease in the assumed health care cost trend rate would have the following effects on the results for fiscal 2012:

	Service and interest costs	Benefit obligation
	(in millions)
One percentage point increase	$2	$29
One percentage point decrease	$(1)	$(24)

NEW NEWS CORPORATION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

The following table sets forth the estimated benefit payments for the next five fiscal years, and in aggregate for the five fiscal years thereafter. The expected benefits are estimated based on the same assumptions used to measure New News Corporation’s benefit obligation at the end of the fiscal year and include benefits attributable to estimated future employee service:

	Expected benefit payments
	Pension benefits	Postretirement benefits
	(in millions)
Fiscal year:
2013	$91	$11
2014	86	11
2015	85	12
2016	85	12
2017	89	12
2018-2022	478	61

The above table shows expected benefits payments for the postretirement benefits after adjusting for U.S. Medicare subsidy receipts. The annual receipts are expected to range from $1 million to $2 million.

Shared Pension Plans

Certain of New News Corporation’s employees participate in defined benefit pension plans sponsored by Parent. The combined statements of operations include expenses related to these Shared Plans including direct expenses related to New News Corporation employees as well as allocations of expenses related to corporate employees. Direct expenses related to these plans were $10 million, $12 million and $10 million, for the years ended June 30, 2012, 2011 and 2010, respectively. Total defined benefit plan expenses allocated to New News Corporation were $4 million for the year ended June 30, 2012 and $5 million for the years ended June 30, 2011 and 2010, respectively.

Plan Assets

New News Corporation applies the provisions of ASC 715, which required disclosures include: (i) investment policies and strategies; (ii) the major categories of plan assets; (iii) the inputs and valuation techniques used to measure plan assets; (iv) the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period; and (v) significant concentrations of risk within plan assets.

NEW NEWS CORPORATION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

The table below presents New News Corporation’s Direct Plan assets by level within the fair value hierarchy, as described in Note 2—Summary of Accounting Policies, as of June 30, 2012 and 2011:

	As of June 30, 2012				As of June 30, 2011
		Fair Value Measurements at Reporting Date Using				Fair Value Measurements at Reporting Date Using
Description	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
	(in millions)
Assets
Short-term investments	$—	$—	$—	$—	$—	$—	$—	$—
Pooled funds: (a)
Money market funds	24	—	24	—	17	—	17	—
Domestic equity funds	13	13	—	—	14	14	—	—
International equity funds	318	118	200	—	381	257	124	—
Domestic fixed income funds	34	34	—	—	49	49	—	—
International fixed income funds	302	—	302	—	309	—	309	—
Balanced funds	379	16	363	—	380	32	348	—
Common stocks (b)
U.S. common stocks	28	28	—	—	26	25	1	—
Government and agency obligations (c)
Domestic government obligations	3	—	3	—	2	—	2	—
Domestic agency obligations	12	—	12	—	11	—	11	—
International government obligations	8	—	8	—	10	—	10	—
Corporate obligations (c)	3	—	3	—	3	—	3	—
Partnership interests (d)	4	—	—	4	3	—	—	3
Other	21	6	3	12	24	12	2	10

Total	$1,149	$215	$918	$16	$1,229	$389	$827	$13

(a)

Open-ended pooled funds that are registered and/or available to the general public are valued at the daily published net asset value (“NAV”). Other pooled funds are valued at the NAV provided by the fund issuer.

(b)	Common stocks that are publicly traded are valued at the closing price reported on active markets in which the individual securities are traded.
(c)	The fair value of corporate, government and agency obligations are valued based on a compilation of primary observable market information or a broker quote in a non-active market.
(d)	The fair values of partnerships that are not publicly traded are based on fair value obtained from the general partner.

NEW NEWS CORPORATION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

The table below sets forth a summary of changes in the fair value of investments reflected as Level 3 assets as of June 30, 2012 and 2011:

	Partnership Interests	Other	Total
	(in millions)
Balance, June 30, 2010	$3	$10	$13
Actual return on plan assets:
Relating to assets still held at end of period	—	1	1
Relating to assets sold during the period	—	—	—
Purchases, sales, settlements and issuances	—	—	—
Transfers in and out of Level 3	—	(1)	(1)

Balance, June 30, 2011	$3	$10	$13
Actual return on plan assets:
Relating to assets still held at end of period	—	3	3
Relating to assets sold during the period	—	—	—
Purchases, sales, settlements and issuances	1	—	1
Transfers in and out of Level 3	—	(1)	(1)

Balance, June 30, 2012	$4	$12	$16

New News Corporation’s investment strategy for its pension plans is to maximize the long-term rate of return on plan assets within an acceptable level of risk in order to minimize the cost of providing pension benefits while maintaining adequate funding levels. New News Corporation’s practice is to conduct a periodic strategic review of its asset allocation. New News Corporation’s current broad strategic targets are to have a pension asset portfolio comprising of 38% equity securities, 46% fixed income securities and 16% in cash and other investments. In developing the expected long-term rate of return, New News Corporation considered the pension asset portfolio’s past average rate of returns and future return expectations of the various asset classes. A portion of the other allocation is reserved in short-term cash to provide for expected benefits to be paid in short term. New News Corporation’s equity portfolios are managed in such a way as to achieve optimal diversity. New News Corporation’s fixed income portfolio is investment grade in the aggregate. New News Corporation does not manage any assets internally.

New News Corporation’s benefit plan weighted-average asset allocations, by asset category, are as follows:

	Pension benefits
	As of June 30,
	2012	2011
Asset Category:
Equity securities	37%	51%
Debt securities	44%	39%
Real estate	1%	1%
Cash and other	18%	9%

Total	100%	100%

Required pension plan contributions for the next fiscal year are expected to be approximately $35 million; however, actual contributions may be affected by pension asset and liability valuation changes during the year. New News Corporation will continue to make voluntary contributions as necessary to improve funded status.

NEW NEWS CORPORATION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

Multi-employer Pension and Postretirement Plans

New News Corporation contributes to various multiemployer defined benefit pension plans under the terms of collective-bargaining agreements that cover certain of its union-represented employees, primarily at the Newspaper businesses. The risks of participating in these multiemployer pension plans are different from single-employer pension plans such that (i) contributions made by New News Corporation to the multiemployer pension plans may be used to provide benefits to employees of other participating employers; (ii) if New News Corporation chooses to stop participating in certain of these multiemployer pension plans, it may be required to pay those plans an amount based on the underfunded status of the plan, which is referred to as a withdrawal liability; and (iii) actions taken by a participating employer that lead to a deterioration of the financial health of a multiemployer pension plan may result in the unfunded obligations of the multiemployer pension plan being borne by its remaining participating employers. While no multiemployer pension plan that New News Corporation contributed to is individually significant to New News Corporation, New News Corporation was listed on certain Form 5500s as providing more than 5% of total contributions based on the current information available. The financial health of a multiemployer plan is indicated by the zone status, as defined by the Pension Protection Act of 2006, which represents the funded status of the plan as certified by the plan’s actuary. Plans in the red zone are less than 65% funded, the yellow zone are between 65% and 80% funded, and green zone are at least 80% funded. The funded status of one of the plans which New News Corporation was listed as providing more than 5% of total contributions reported yellow zone status for the plan year beginning June 1, 2012 to the Department of Labor and is implementing a funding improvement plan. Total contributions made by New News Corporation to multiemployer pension plans for the fiscal years ended June 30, 2012, 2011 and 2010 were approximately $5 million, respectively.

Defined Contribution Plans

New News Corporation has defined contribution plans for the benefit of substantially all employees meeting certain eligibility requirements. Employer contributions to such plans were $141 million, $148 million and $146 million for the fiscal years ended June 30, 2012, 2011 and 2010, respectively.

Deferred Compensation Plan

New News Corporation has non-qualified deferred compensation plans for the benefit of certain management employees. The investment funds offered to the participants generally correspond to the funds offered in New News Corporation’s 401(k) plan, and the account balance fluctuates with the investment returns on those funds. The unfunded obligation of the plan as of June 30, 2012 and 2011 was $31 million and $30 million, respectively and the majority of these plans are closed to new employees.

NOTE 12. INCOME TAXES

The income tax provision/(benefit) in the combined statements of operations has been calculated as if New News Corporation filed separate tax returns and was operating as a stand-alone business. Therefore, cash tax payments and items of current and deferred taxes may not be reflective of New News Corporation’s actual tax balances prior to or subsequent to the distribution.

(Loss) income before income tax benefit (expense) was attributable to the following jurisdictions:

	For the years ended June 30,
	2012	2011	2010
	(in millions)
U.S. (including exports)	$(829)	$41	$(275)
Foreign	(1,548)	920	736

(Loss) income before income tax benefit (expense)	$(2,377)	$961	$461

NEW NEWS CORPORATION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

Significant components of New News Corporation’s (benefit) provision for income taxes were as follows:

	For the years ended June 30,
	2012	2011	2010
	(in millions)

Current:
U.S.
Federal	$29	$10	$30
State & local	11	5	6
Foreign	104	191	177

Total current	144	206	213

Deferred	(481)	51	(11)

Total (benefit) provision for income taxes	$(337)	$257	$202

The reconciliation between the effective tax rate and the U.S. statutory rate was:

	For the years ended June 30,
	2012	2011	2010
U.S. federal income tax rate	35%	35%	35%
Disposition of financial indexes business (a)	—	—	23
State and local taxes	1	(1)	(4)
Effect of foreign operations	(4)	(9)	(14)
Non-deductible goodwill on asset impairment (b)	(16)	—	—
Permanent differences and other	(2)	2	4

Effective tax rate	14%	27%	44%

(a)	See Note 3—Acquisitions, Disposals and Other Transactions
(b)	See Note 7—Goodwill and Other Intangible Assets

NEW NEWS CORPORATION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

The following is a summary of the components of the deferred tax accounts:

	As of June 30,
	2012	2011
	(in millions)
Deferred tax assets:
Net operating loss carryforwards	$61	$54
Capital loss carryforwards	1,170	1,252
Accrued liabilities	140	122
Other	211	202

Total deferred tax assets	1,582	1,630

Deferred tax liabilities:
Basis difference and amortization	(1,170)	(1,699)
Other	(5)	(22)

Total deferred tax liabilities	(1,175)	(1,721)

Net deferred tax asset (liability) before valuation allowance	407	(91)
Less: valuation allowance	(1,261)	(1,312)

Net deferred tax liabilities	$(854)	$(1,403)

New News Corporation had net current deferred tax assets of $86 million and $87 million as of June 30, 2012 and 2011, respectively, and noncurrent deferred tax assets of $56 million and $27 million as of June 30, 2012 and 2011, respectively. New News Corporation also had current deferred tax liabilities of $70 million and $138 million as of June 30, 2012 and 2011, respectively, and non-current deferred tax liabilities of $926 million and $1,379 million as of June 30, 2012 and 2011, respectively.

As of June 30, 2012, New News Corporation had approximately $273 million of net operating loss carryforwards ($61 million tax-effected) available to offset future taxable income. In accordance with New News Corporation’s accounting policy, valuation allowances of $47 million and $40 million have been established to reflect the expected realization of these net operating loss carryforwards as of June 30, 2012 and 2011, respectively.

As of June 30, 2012, New News Corporation had approximately $4.3 billion of capital loss carryforwards ($1.2 billion tax-effected) available to offset future taxable income having no expiration. Realization of such capital losses is dependent on the generation of capital gain income in order to utilize such losses. It is not more likely than not that we will generate capital gain income in the normal course of business in these jurisdictions. Therefore, valuation allowances of $1.2 billion and $1.3 billion have been established to reflect the expected realization of these capital loss carryforwards as of June 30, 2012 and 2011, respectively, in accordance with New News Corporation’s accounting policy.

The following table sets forth the change in the accrual for uncertain tax positions, excluding interest and penalties:

	For the years ended June 30,
	2012	2011	2010
	(in millions)
Balance, beginning of period	$14	$14	$19
Reduction for prior year tax positions	—	—	(5)

Balance, end of period	$14	$14	$14

NEW NEWS CORPORATION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

New News Corporation recognizes interest and penalty charges related to unrecognized tax benefits as income tax expense, which is consistent with the recognition in prior reporting periods. New News Corporation recognized interest charges of $1 million during the fiscal year ended June 30, 2012 and nil during the fiscal years ended 2011 and 2010, respectively. New News Corporation recorded liabilities for accrued interest of approximately $5 million and $4 million as of June 30, 2012 and 2011, respectively.

New News Corporation is subject to tax in various domestic and international jurisdictions and, as a matter of ordinary course, New News Corporation is regularly audited by federal, state and foreign tax authorities. New News Corporation believes it has appropriately accrued for the expected outcome of all other pending tax matters and does not currently anticipate that the ultimate resolution of other pending tax matters will have a material adverse effect on its combined financial condition, future results of operations or liquidity. The U.S. Internal Revenue Service is currently examining Parent’s returns for fiscal years 2008 and 2009. Additionally, New News Corporation’s income tax returns for the years 2000 through 2010 are subject to examination in various foreign jurisdictions. Consequently, it is reasonably possible that uncertain tax positions may decrease in the next twelve months. However, actual developments in this area could differ from those currently expected. As of June 30, 2012 and 2011, approximately $14 million would affect New News Corporation’s effective income tax rate, if and when recognized in future fiscal years. New News Corporation has filed refunds to claim certain losses in a foreign jurisdiction. The foreign tax authority has disputed our claim, and the matter is currently pending. New News Corporation is not certain when this claim will be resolved. Depending upon the final outcome of this uncertainty, New News Corporation may receive a refund of taxes of nil to $600 million plus interest. It is reasonably possible that this matter will be resolved within the next twelve months.

During the fourth quarter of fiscal 2011, New News Corporation paid one-time dividends of $84 million back to the U.S. related to foreign earnings. As these dividends were one-time dividends, they did not change New News Corporation’s assertion related to the remaining amount of undistributed earnings. Therefore, New News Corporation has not provided for U.S. taxes on the remaining undistributed earnings of foreign subsidiaries as they are considered to be reinvested indefinitely. Calculation of the unrecognized deferred tax liability for temporary differences related to these earnings is not practicable. Undistributed earnings of foreign subsidiaries considered to be indefinitely reinvested amounted to approximately $7.7 billion as of June 30, 2012.

New News Corporation paid $88 million, $169 million and $80 million for income taxes in fiscal 2012, 2011 and 2010, respectively.

NOTE 13. SEGMENT INFORMATION

New News Corporation manages and reports its businesses in the following four segments:

•

News and Information Services—The News and Information Services segment includes the global product offerings of The Wall Street Journal and Barron’s publications, The Wall Street Journal Digital Network (“WSJDN”) and New News Corporation’s suite of information services including Dow Jones Newswires and Factiva. In addition to WSJ.com and Barrons.com, WSJDN includes MarketWatch, AllThingsD, and related services. New News Corporation also owns, among other publications, The Australian, Herald Sun, The Daily Telegraph and The Courier Mail in Australia, The Times, The Sunday Times and The Sun in the U.K. and the New York Post in the U.S. This segment also includes the integrated marketing services business, News America Marketing Group (“NAMG”), a leading provider of free-standing coupon inserts, in-store marketing products and digital-savings marketing solutions. NAMG’s customers include many of the largest consumer packaged goods advertisers in the U.S. and Canada.

NEW NEWS CORPORATION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

•

Digital Real Estate Services—New News Corporation owns 61.6% of REA Group Limited (“REA”), a publicly traded company listed on the Australian Securities Exchange (ASX: REA) that is a leading digital advertising business specializing in real estate services. REA operates Australia’s largest residential property website, realestate.com.au, as well as Australia’s leading commercial property website, realcommercial.com.au. REA also operates a market-leading Italian property site, casa.it, and other property sites and apps across Europe and Hong Kong.

•

Book Publishing—The HarperCollins book publishing segment is one of the largest English-language consumer publishers in the world, with particular strengths in general fiction, nonfiction, children’s and religious publishing, and an industry leader in digital publishing. HarperCollins includes over 60 branded publishing imprints including Avon, Harper, HarperCollins Children’s Publishers, William Morrow and Christian publishers Zondervan and Thomas Nelson, and publishes works by well-known authors such as J.R.R. Tolkien, Paulo Coelho, Rick Warren and Agatha Christie and popular titles such as The Hobbit, Goodnight Moon and To Kill a Mockingbird.

•

Other—The Other segment primarily consists of Amplify, New News Corporation’s digital education business focused on the K-12 learning market, and general corporate overhead expenses. Amplify focuses on three areas of business: assessment and analytics; digital content and curriculum; and mobile distribution systems designed for education. Amplify’s assessment and analytics division operates as Wireless Generation, Inc. (“Wireless Generation”), which commenced operations in 2000 and was acquired by Parent in fiscal 2011. Wireless Generation provides premium assessment and analytics services to enable real-time personalization of educational content. Through its Amplify Learning division, Amplify is creating innovative digital curricula for K-12 education designed to enhance teaching and learning in English Language Arts, Science and Math. Through its Amplify Access division, Amplify is developing an open, tablet-based education platform that integrates its existing assessment and analytics tools and services with its digital curricula as well as third-party content and interactive applications.

New News Corporation doubled its stake in FOX SPORTS Australia to 100% as part of its acquisition of CMH in November 2012. Accordingly, the results of FOX SPORTS Australia will be included within a new Cable Network Programming segment beginning in November 2012. (See Note 16 – Subsequent Events for further discussion of the CMH acquisition).

New News Corporation’s operating segments have been determined in accordance with its internal management structure, which is organized based on operating activities and has aggregated its newspaper and information services business with its integrated marketing services business into one reportable segment due to their similarities. New News Corporation evaluates performance based upon several factors, of which the primary financial measure is Segment EBITDA.

Segment EBITDA is defined as revenues less operating expenses and selling, general and administrative expenses. Segment EBITDA does not include: Depreciation and amortization, impairment and restructuring charges, equity earnings of affiliates, interest, net, other, net, income tax expense and net income attributable to noncontrolling interests. New News Corporation believes that information about Segment EBITDA assists all users of New News Corporation’s combined financial statements by allowing them to evaluate changes in the operating results of New News Corporation’s portfolio of businesses separate from non-operational factors that affect net (loss) income, thus providing insight into both operations and the other factors that affect reported results.

Segment EBITDA is a non-GAAP measure and should be considered in addition to, not as a substitute for, net (loss) income, cash flow and other measures of financial performance reported in accordance with GAAP. In

NEW NEWS CORPORATION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

addition, this measure does not reflect cash available to fund requirements and excludes items, such as depreciation and amortization and impairment and restructuring charges, which are significant components in assessing New News Corporation’s financial performance.

Management believes that Segment EBITDA is an appropriate measure for evaluating the operating performance of New News Corporation’s business. Segment EBITDA provides management, investors and equity analysts measures to analyze operating performance of New News Corporation’s business and its enterprise value against historical data and competitors’ data, although historical results, including Segment EBITDA, may not be indicative of future results (as operating performance is highly contingent on many factors, including customer tastes and preferences).

	For the years ended June 30,
	2012	2011	2010
	(in millions)
Revenues:
News and Information Services	$7,058	$7,576	$7,242
Digital Real Estate Services	286	235	172
Book Publishing	1,189	1,195	1,269
Other	121	89	69

Total Revenues	8,654	9,095	8,752

Segment EBITDA:
News and Information Services	$939	$1,153	$734
Digital Real Estate Services	129	102	67
Book Publishing	86	93	106
Other	(372)	(135)	(94)

Total Segment EBITDA	782	1,213	813

Depreciation and amortization	(483)	(430)	(414)
Impairment and restructuring charges	(2,763)	(25)	(19)
Equity earnings of affiliates	90	109	95
Interest, net	56	47	28
Other, net	(59)	47	(42)

(Loss) income before income tax benefit (expense)	(2,377)	961	461
Income tax benefit (expense)	337	(257)	(202)

Net (loss) income	(2,040)	704	259
Less: Net income attributable to noncontrolling interests	(35)	(26)	(16)

Net (loss) income attributable to New News Corporation	$(2,075)	$678	$243

NEW NEWS CORPORATION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

	For the years ended June 30,
	2012	2011	2010
	(in millions)
Depreciation and amortization:
News and Information Services	$416	$379	$374
Digital Real Estate Services	16	11	7
Book Publishing	27	29	29
Other	24	11	4

Total depreciation and amortization	$483	$430	$414

Capital expenditures:
News and Information Services	$301	$501	$294
Digital Real Estate Services	21	21	13
Book Publishing	13	7	18
Other	40	20	3

Total capital expenditures	$375	$549	$328

	As of June 30,
	2012	2011
	(in millions)
Total assets:
News and Information Services	$9,662	$13,564
Digital Real Estate Services	346	310
Book Publishing	1,290	1,380
Other	666	719
Investments	1,126	1,035

Total assets	$13,090	$17,008

Goodwill and intangible assets, net:
News and Information Services	$4,060	$6,851
Digital Real Estate Services	85	93
Book Publishing	454	467
Other	450	480

Total goodwill and intangible assets, net	$5,049	$7,891

Revenues by Component

	For the years ended June 30,
	2012	2011	2010
	(in millions)
Revenues:
Advertising	$4,693	$4,945	$4,639
Circulation and Subscription	2,365	2,549	2,477
Consumer	1,123	1,124	1,153
Other	473	477	483

Total Revenues	$8,654	$9,095	$8,752

NEW NEWS CORPORATION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

Geographic Segments

	For the years ended June 30,
	2012	2011	2010
	(in millions)
Revenues:
U.S. and Canada (a)	$3,727	$3,805	$3,835
Europe (b)	1,960	2,243	2,208
Australasia and Other (c)	2,967	3,047	2,709

Total revenues	$8,654	$9,095	$8,752

(a)	Revenues include approximately $3.6 billion for both fiscal 2012 and 2011 and $3.7 billion for fiscal 2010 from customers in the U.S.
(b)	Revenues include approximately $1.7 billion for fiscal 2012 and $2.0 billion for both fiscal 2011 and 2010 from customers in the U.K.
(c)	Revenues include approximately $2.8 billion, $2.9 billion and $2.5 billion from customers in Australia in fiscal 2012, 2011, and 2010, respectively.

	As of June 30,
	2012	2011
	(in millions)
Long-lived assets: (a)
U.S. and Canada	$1,176	$1,230
Europe	1,292	1,455
Australasia and Other	1,276	1,376

Total long-lived assets	$3,744	$4,061

(a)	Reflects total assets less current assets, goodwill, intangible assets, investments and non-current deferred tax assets.

There is no material reliance on any single customer. Revenues are attributed to countries based on location of customers.

Australasia comprises Australia, Asia, Fiji, Papua New Guinea and New Zealand.

NEW NEWS CORPORATION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE 14. VALUATION AND QUALIFYING ACCOUNTS

	Balance at beginning of year	Additions	Acquisitions and disposals	Utilization	Foreign exchange	Balance at end of year
	(in millions)
Fiscal 2012
Allowances for returns and doubtful accounts	$(227)	$(159)	$—	$196	$4	$(186)
Deferred tax valuation allowance	(1,312)	(34)	—	35	50	(1,261)

Fiscal 2011
Allowances for returns and doubtful accounts	(223)	(202)	—	214	(16)	(227)
Deferred tax valuation allowance	(1,102)	(71)	—	41	(180)	(1,312)

Fiscal 2010
Allowances for returns and doubtful accounts	(220)	(170)	1	167	(1)	(223)
Deferred tax valuation allowance	(1,121)	(6)	—	11	14	(1,102)

NOTE 15. ADDITIONAL FINANCIAL INFORMATION

Other Current Assets

The following table sets forth the components of Other current assets included in the combined balance sheets:

	As of June 30,
	2012	2011
	(in millions)
Inventory (a)	$246	$242
Assets held for sale	126	—
Deferred tax assets	86	87
Other	155	140

Total Other current assets	$613	$469

(a)	Inventory as of June 30, 2012 and 2011 was primarily comprised of books, newsprint, printing ink and plate material for New News Corporation’s publishing operations.

NEW NEWS CORPORATION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

Other Non-Current Assets

The following table sets forth the components of Other non-current assets included in the combined balance sheets:

	As of June 30,
	2012	2011
	(in millions)
Royalty advances	$218	$223
Notes receivable (a)	146	—
Deferred tax assets	56	27
Other	106	113

Total Other non-current assets	$526	$363

(a)	Notes receivable relates to New News Corporation’s sale of its former U.K. newspaper division headquarters. (See Note—3 Acquisitions, Disposals and Other Transactions)

Other Current Liabilities

The following table sets forth the components of Other current liabilities included in the combined balance sheets:

	As of June 30,
	2012	2011
	(in millions)
Current tax payable (a)	$316	$295
Associated creditors	165	130
Current deferred income tax	70	138
Royalties and commissions payable	135	144
Other	115	94

Total Other current liabilities	$801	$801

(a)

As discussed in Note 1—Description of Business and Basis of Presentation, income tax items have been calculated as if New News Corporation filed a separate return and was operating as a stand-alone business. Therefore, tax balances reflected in the combined financial statements may not be reflective of New News Corporation’s actual tax balances prior to or subsequent to the distribution.

Other Non-Current Liabilities

The following table sets forth the components of Other non-current liabilities included in the combined balance sheets:

	As of June 30,
	2012	2011
	(in millions)
Retirement benefit obligations	$490	$322
Other non-current liabilities	288	310

Total Other non-current liabilities	$778	$632

NEW NEWS CORPORATION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

Other, net

The following table sets forth the components of Other, net included in the combined statements of operations:

	For the years ended June 30,
	2012	2011	2010
	(in millions)
Loss on sale of U.K. newspaper division headquarters (a)	$(22)	$—	$—
Gain (loss) on the financial indexes business transaction (a)	—	43	(23)
Investment write-offs (b)	(30)	—	(3)
Other	(7)	4	(16)

Total Other, net	$(59)	$47	$(42)

(a)	See Note 3—Acquisitions, Disposals and Other Transactions
(b)	See Note 5—Investments

Accumulated Other Comprehensive Income (Loss)

The components of accumulated comprehensive income (loss) were as follows:

	For the years ended June 30,
	2012	2011	2010
	(in millions)
Accumulated other comprehensive income (loss), net of tax:
Unrealized holding gains (losses) on securities:
Balance, beginning of year	$1	$(1)	$(2)
Fiscal year activity	—	2	1

Balance, end of year	1	1	(1)

Pension plans:
Balance, beginning of year	(214)	(204)	(194)
Fiscal year activity	(144)	(10)	(10)

Balance, end of year	(358)	(214)	(204)

Foreign currency translation:
Balance, beginning of year	1,744	402	149
Fiscal year activity(a)	(340)	1,342	253

Balance, end of year	1,404	1,744	402

Total accumulated other comprehensive income (loss), net of tax:
Balance, beginning of year	1,531	197	(47)
Fiscal year activity, net of income tax benefit (expense) of $49 million, $(5) million and $17 million	(484)	1,334	244

Balance, end of year	$1,047	$1,531	$197

(a)	Excludes $(5) million, $14 million and $1 million relating to noncontrolling interests for the fiscal years ended June 30, 2012, 2011 and 2010, respectively.

NEW NEWS CORPORATION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE 16. SUBSEQUENT EVENTS

In July 2012, New News Corporation acquired Thomas Nelson, Inc., one of the leading Christian book publishers in the U.S., for approximately $200 million in cash.

In July 2012, New News Corporation acquired Australian Independent Business Media Pty Limited (“AIBM”) for approximately $30 million in cash. AIBM publishes a subscription-based online newsletter for investors and a business news and commentary website.

In November 2012, New News Corporation acquired Consolidated Media Holdings Ltd. (“CMH”), a media investment company that operates in Australia, for approximately $2 billion. CMH had a 25% interest in Foxtel and a 50% interest in FOX SPORTS Australia. Foxtel is the largest pay-TV provider in Australia, serving approximately 2.2 million subscribing households in Australia, or over 30% of the country’s population. Foxtel’s 200-plus channel selection (which includes standard definition channels, high definition versions of some of those channels, and audio and interactive channels) provides premium and exclusive content and a wide array of digital and mobile features. The remaining 50% of Foxtel is owned by Telstra Corporation Limited, one of Australia’s leading telecommunications companies. FOX SPORTS Australia is the leading sports programming provider in Australia with seven standard definition television channels, high definition versions of five of these channels, an interactive viewing application and one IPTV channel and rights to live sporting events in Australia including: National Rugby League, the domestic football league, English Premier League, Australian and international cricket as well as the NFL and NBA. The acquisition doubled New News Corporation’s stakes in FOX SPORTS Australia and Foxtel to 100% and 50%, respectively. Accordingly, the results of FOX SPORTS Australia will be included within a new Cable Network Programming segment beginning in November 2012. Prior to November 2012, New News Corporation accounted for its investment in FOX SPORTS Australia under the equity method of accounting. New News Corporation’s investment in Foxtel was and continues to be accounted for under the equity method of accounting. Due to the limited time since the acquisition date the initial accounting for the business combination is incomplete at this time. As a result, we are unable to provide amounts recognized as of the acquisition date for major classes of assets and liabilities acquired and resulting from the transaction. Also, because the initial accounting for the transaction is incomplete, we are unable to provide the supplemental pro forma revenue and earnings of the combined entity.

NEW NEWS CORPORATION

UNAUDITED COMBINED STATEMENTS OF OPERATIONS

(IN MILLIONS)

	For the six months ended December 31,
	2012	2011
Revenues:
Advertising	$2,204	$2,380
Circulation and Subscription	1,262	1,189
Consumer	672	584
Other	316	237

Total Revenues	4,454	4,390

Operating expenses	(2,686)	(2,585)
Selling, general and administrative	(1,379)	(1,366)
Depreciation and amortization	(254)	(239)
Impairment and restructuring charges	(177)	(97)
Equity earnings of affiliates	54	58
Interest, net	29	30
Other, net	1,255	(1)

Income before income tax benefit (expense)	1,296	190
Income tax benefit (expense)	32	(62)

Net income	1,328	128
Less: Net income attributable to noncontrolling interests	(21)	(17)

Net income attributable to New News Corporation	$1,307	$111

The accompanying notes are an integral part of these unaudited combined financial statements.

NEW NEWS CORPORATION

UNAUDITED COMBINED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(IN MILLIONS)

	For the six months ended December 31,
	2012	2011
Net income	$1,328	$128
Other comprehensive income (loss):
Foreign currency translation adjustments	77	(396)
Unrealized holding gains (losses) on securities	1	(1)
Benefit plan adjustments	(3)	8

Other comprehensive income (loss)	75	(389)

Comprehensive income (loss)	1,403	(261)

Less: Net income attributable to noncontrolling interests	(21)	(17)
Less: Other comprehensive (income) loss attributable to noncontrolling interests	(2)	5

Comprehensive income (loss) attributable to New News Corporation	$1,380	$(273)

The accompanying notes are an integral part of these unaudited combined financial statements.

NEW NEWS CORPORATION

COMBINED BALANCE SHEETS

(IN MILLIONS)

	As of December 31, 2012	As of June 30, 2012
	(unaudited)	(audited)
Assets:
Current assets:
Cash and cash equivalents	$741	$1,133
Receivables, net	1,656	1,369
Other	767	613

Total current assets	3,164	3,115

Non-current assets:
Investments	3,172	1,126
Property, plant and equipment, net	3,315	3,274
Intangible assets, net	2,637	2,461
Goodwill	3,710	2,588
Other non-current assets	563	526

Total assets	$16,561	$13,090

Liabilities and Equity:
Current liabilities:
Accounts payable	$244	$284
Accrued expenses	990	996
Deferred revenue	417	386
Other current liabilities	661	801

Total current liabilities	2,312	2,467

Non-current liabilities:
Other liabilities	782	778
Deferred income taxes	1,030	926
Commitments and contingencies

Total equity	12,437	8,919

Total liabilities and equity	$16,561	$13,090

The accompanying notes are an integral part of these unaudited combined financial statements.

NEW NEWS CORPORATION

UNAUDITED COMBINED STATEMENTS OF CASH FLOWS

(IN MILLIONS)

	For the six months ended December 31,
	2012	2011
Operating activities:
Net income	$1,328	$128
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	254	239
Equity earnings of affiliates	(54)	(58)
Cash distributions received from affiliates	118	83
Other, net	(1,255)	1
Change in operating assets and liabilities, net of acquisitions:
Receivables and other assets	(188)	(71)
Inventories, net	11	(28)
Accounts payable and other liabilities	(209)	(15)

Net cash provided by operating activities	5	279

Investing activities:
Property, plant and equipment, net of acquisitions	(141)	(201)
Acquisitions, net of cash acquired	(2,154)	(57)
Investments in equity affiliates	(3)	(28)
Proceeds from dispositions	26	2

Net cash used in investing activities	(2,272)	(284)

Financing activities:
Net transfers from (to) Parent and affiliates	2,115	(876)
Repayment of borrowings	(235)	—
Dividends paid	(11)	(7)
Purchase of Subsidiary shares from noncontrolling interest	(8)	—

Net cash provided by (used in) financing activities	1,861	(883)

Net decrease in cash and cash equivalents	(406)	(888)
Cash and cash equivalents, beginning of period	1,133	2,022
Exchange movement on opening cash balance	14	(78)

Cash and cash equivalents, end of period	$741	$1,056

The accompanying notes are an integral part of these unaudited combined financial statements.

NEW NEWS CORPORATION

NOTES TO THE UNAUDITED COMBINED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION

The Proposed Distribution

On June 28, 2012, News Corporation (“Parent”) announced its intent to pursue the separation of its business into two separate independent public companies, one of which will hold Parent’s global media and entertainment businesses and another which will hold the businesses comprising Parent’s newspapers, information services and integrated marketing services, digital real estate services, book publishing, digital education and sports programming and pay-TV distribution in Australia. On December 4, 2012, the board of directors of Parent authorized management to proceed with the proposed distribution, subject to the satisfaction or waiver of certain conditions and the board of directors’ ongoing consideration of the transaction and its final approval, which may not be granted.

To effect the distribution, Parent will first undertake an internal reorganization. Following the internal reorganization, Parent will distribute all of the shares of New News Corporation common stock to its stockholders on a pro rata basis. After the distribution, Parent will not own any equity interest in New News Corporation, and New News Corporation will operate independently from Parent. Parent’s stockholders will not be required to vote to effectuate the distribution. However, in order to effectuate the distribution in the manner discussed in this information statement, Parent will be required to amend its Restated Certificate of Incorporation, and Parent will hold a Special Meeting in connection therewith.

The internal reorganization and, in turn, the distribution, are subject to the satisfaction, or waiver by Parent, of a number of conditions. Additionally, Parent may determine not to complete the internal reorganization or the distribution if, at any time, the board of directors of Parent determines, in its sole and absolute discretion, that the distribution is not in the best interest of Parent or its stockholders or is otherwise not advisable.

Costs related to the distribution of approximately $28 million have been incurred by Parent for the six months ended December 31, 2012. These costs include accounting, legal, consulting and advisory fees. Parent has assumed all of these distribution costs incurred to date and Parent anticipates that it will be responsible for all similar costs incurred prior to the distribution.

Unless the context otherwise requires, references in these Notes to the Combined Financial Statements to New News Corporation, “we”, “us” and “our” refer to New News Corporation and its combined subsidiaries. References in these Notes to “Parent” refers to News Corporation, a Delaware corporation and its consolidated subsidiaries (other than, after the distribution, New News Corporation and its combined subsidiaries), unless the context requires.

These combined financial statements were prepared on a stand-alone basis derived from the consolidated financial statements and accounting records of Parent. These statements reflect the combined historical results of operations, financial position and cash flows of Parent’s publishing businesses, its education division and other Australian assets in accordance with U.S. generally accepted accounting principles (“GAAP”). For ease of reference, these combined financial statements are collectively referred to as those of New News Corporation.

These financial statements are presented as if such businesses had been combined for all periods presented. All intercompany transactions and accounts within New News Corporation have been eliminated. The assets and liabilities in the combined financial statements have been reflected on a historical cost basis, as immediately prior to the distribution all of the assets and liabilities presented are wholly-owned by Parent and are being transferred to the New News Corporation combined group at carry-over basis, although, New News Corporation’s investment in Sky Network Television Ltd. will be retained by Parent post-distribution. The combined statements

NEW NEWS CORPORATION

NOTES TO THE UNAUDITED COMBINED FINANCIAL STATEMENTS (CONTINUED)

of operations include allocations for certain support functions that are provided on a centralized basis within Parent and not recorded at the business unit level, such as expenses related to finance, human resources, information technology, facilities, and legal, among others. Parent does not routinely allocate these costs to any of its business units. These expenses have been allocated to New News Corporation on the basis of direct usage when identifiable, with the remainder allocated on a pro rata basis of combined revenues, operating income, headcount or other measures of New News Corporation. Management believes the assumptions underlying the combined financial statements, including the assumptions regarding allocating general corporate expenses from Parent are reasonable. Nevertheless, the combined financial statements may not include all of the actual expenses that would have been incurred by New News Corporation and may not reflect our combined results of operations, financial position and cash flows had we been a stand-alone company during the periods presented. Actual costs that would have been incurred if New News Corporation had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure.

The combined financial statements include certain assets and liabilities that have historically been held at Parent’s corporate level but are specifically identifiable or otherwise attributable to New News Corporation. All significant intracompany transactions and accounts within New News Corporation’s combined businesses have been eliminated. All significant intercompany transactions between Parent and New News Corporation have been included within Parent company investment in these combined financial statements.

Changes in New News Corporation’s ownership interest in a consolidated subsidiary where a controlling financial interest is retained are accounted for as a capital transaction. When New News Corporation ceases to have a controlling interest in a consolidated subsidiary New News Corporation will recognize a gain or loss in the combined statements of operations upon deconsolidation.

The preparation of combined financial statements in conformity with GAAP requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. Our critical accounting estimates are disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations in this information statement. Since the year ended June 30, 2012, there have been no material changes to our critical accounting policies and estimates.

New News Corporation’s fiscal year ends on the Sunday closest to June 30. Fiscal 2013 and fiscal 2012 include 52 weeks. All references to December 31, 2012 and December 31, 2011 relate to the six months ended December 30, 2012 and January 1, 2012, respectively. For convenience purposes, New News Corporation continues to date its financial statements as of December 31.

NOTE 2. ACQUISITIONS, DISPOSALS AND OTHER TRANSACTIONS

Acquisitions

In July 2011, New News Corporation acquired Kidspot.com.au Pty Limited, a pregnancy and parenting website, for approximately $50 million in cash.

In July 2012, New News Corporation acquired Australian Independent Business Media Pty Limited (“AIBM”) for approximately $30 million in cash. AIBM publishes a subscription-based online newsletter for investors and a business news and commentary website.

NEW NEWS CORPORATION

NOTES TO THE UNAUDITED COMBINED FINANCIAL STATEMENTS (CONTINUED)

In July 2012, New News Corporation acquired Thomas Nelson, Inc. (“Thomas Nelson”), one of the leading Christian book publishers in the U.S., for approximately $200 million in cash. The acquisition of Thomas Nelson increased New News Corporation’s presence and reach in the Christian publishing market. In accordance with Accounting Standards Codification (“ASC”) 350, “Intangibles—Goodwill and Other,” (“ASC 350”) the excess purchase price of approximately $160 million has been preliminarily allocated as follows: $65 million to publishing rights with a useful life of 20 years, $25 million to imprints which have an indefinite life and approximately $70 million representing the goodwill on the transaction. The amount allocated to intangibles, determination of useful lives and the related amortization expense is subject to change pending the completion of final valuations of certain assets and liabilities. A change in the purchase price allocation and any estimates of useful lives could result in a change in the value allocated to the intangible assets that could impact future amortization expense.

In November 2012, New News Corporation acquired Consolidated Media Holdings Ltd. (“CMH”), a media investment company that operates in Australia, for approximately $2 billion in cash and assumed debt of approximately $235 million. This acquisition supports New News Corporation’s strategic priority of acquiring greater control of investments that complement its portfolio of businesses. CMH owned a 25% interest in Foxtel through its 50% interest in FOX SPORTS Australia. FOX SPORTS Australia is the leading sports programming provider in Australia with seven standard definition television channels, high definition versions of five of these channels, an interactive viewing application and one IPTV channel and rights to live sporting events in Australia including: National Rugby League, the domestic football league, English Premier League, Australian and international cricket as well as the NFL. Foxtel is the largest pay-TV provider in Australia, serving approximately 2.3 million subscribing households in Australia, or over 30% of the country’s population. Foxtel’s 200-plus channel selection (which includes standard definition channels, high definition versions of some of those channels, and audio and interactive channels) provides premium and exclusive content and a wide array of digital and mobile features. The remaining 50% of Foxtel is owned by Telstra Corporation Limited, one of Australia’s leading telecommunications companies. The acquisition doubled New News Corporation’s stakes in FOX SPORTS Australia and Foxtel to 100% and 50%, respectively. Accordingly, the results of FOX SPORTS Australia are included within a new Cable Network Programming segment in New News Corporation’s combined results of operations beginning in November 2012. Prior to November 2012, New News Corporation accounted for its investment in FOX SPORTS Australia under the equity method of accounting. New News Corporation’s investment in Foxtel is accounted for under the equity method of accounting.

The CMH acquisition was accounted for in accordance with ASC 805 “Business Combinations” which requires an acquirer to remeasure its previously held equity interest in an acquiree at its acquisition date fair value and recognize the resulting gain or loss in earnings. The carrying amounts of New News Corporation’s previously held equity interest in FOX SPORTS Australia, through which New News Corporation held its indirect 25% interest in Foxtel, was revalued to fair value as of the acquisition date, resulting in a non-taxable gain of approximately $1.3 billion which was included in Other, net in the unaudited combined statements of operations for the six months ended December 31, 2012. The fair value of our previously held equity interest of $1.6 billion was determined using an income approach (discounted cash flow analysis) adjusted to remove an assumed control premium. Significant unobservable inputs utilized in the income approach valuation method were discount rates ranging from 9.5% to 10.5%, based on the weighted average cost of capital for FOX SPORTS Australia and Foxtel using the capital asset pricing model, and long-term growth rates of approximately 2.5%, reflecting our assessment of the long-term inflation rate for Australia.

The CMH acquisition was accounted for in accordance with ASC 350 and the aggregate excess purchase price has been primarily allocated to goodwill on a preliminary basis and is not being amortized. Since the allocation of the excess purchase price is not final, the amount allocated to goodwill is subject to change upon

NEW NEWS CORPORATION

NOTES TO THE UNAUDITED COMBINED FINANCIAL STATEMENTS (CONTINUED)

completion of final valuations of certain assets and liabilities. A future reduction in goodwill for additional value to be assigned to identifiable finite-lived intangible assets or tangible assets could reduce future earnings as a result of additional amortization.

The following unaudited pro forma combined statements of operations give effect to New News Corporation’s acquisition of CMH, as if the acquisition had occurred on July 1, 2011.

	For the six months ended December 31,
	2012	2011
	(in millions)
Revenues	$4,646	$4,630
Net income	4	1,387

The unaudited supplemental pro forma data above includes transaction expenses related to the acquisition of CMH of $21 million for the six months ended December 31, 2012 and a $1.3 billion non-taxable gain relating to the revaluation of existing holdings in FOX SPORTS Australia for the six months ended December 31, 2011 to give effect to the acquisition as if it occurred on July 1, 2011.

The unaudited pro forma data is provided for informational purposes only. The pro forma information is not necessarily indicative of the results that would have been obtained had the acquisition been completed at the date indicated. In addition, the unaudited pro forma data does not purport to project the future financial position or operating results of New News Corporation and CMH.

Under the purchase method of accounting, the total purchase price is allocated to CMH net tangible and intangible assets based upon CMH’s estimated fair value as of the date of completion of the acquisition. Based upon the purchase price and the valuation performed, the preliminary purchase price allocation, which is subject to change based on New News Corporation’s final analysis, is as follows (in millions):

Assets acquired:
Current assets	$220
Property, plant and equipment	35
Investments (Foxtel)	2,227
Deferred tax assets	136
Other assets	413
Intangibles	110
Goodwill	1,035

Total assets acquired	$4,176

Liabilities assumed:
Current liabilities	$119
Deferred income taxes	193
Borrowings	234

Total liabilities assumed	546
Less investments held before acquisition	374

Net assets acquired	$3,256

For the six months ended December 31, 2012, the acquisitions of Thomas Nelson and FOX SPORTS Australia contributed $152 million in revenues and $37 million of Segment EBITDA to New News Corporation’s unaudited combined results of operations.

NEW NEWS CORPORATION

NOTES TO THE UNAUDITED COMBINED FINANCIAL STATEMENTS (CONTINUED)

Other

In July 2011, Parent announced that it would close its publication, The News of the World, after allegations of phone hacking and payments to public officials. As a result of Parent’s approval of the shutdown of The News of the World, Parent reorganized portions of the U.K. newspaper business and recorded restructuring charges in fiscal 2013 and 2012 primarily for termination benefits and certain organizational restructuring at the U.K. newspapers. (See Note 3—Restructuring Programs). Parent and New News Corporation are subject to several ongoing investigations by U.K. and U.S. regulators and governmental authorities relating to phone hacking, illegal data access and inappropriate payments to public officials at The News of the World and The Sun and related matters (the “U.K. Newspaper Matters”). New News Corporation, together with Parent, is cooperating with these investigations. In addition, New News Corporation has admitted liability in many civil cases related to the phone hacking allegations and has settled many cases. Parent created an independently-chaired Management & Standards Committee (the “MSC”) to ensure cooperation with all relevant investigations and inquiries into the U.K. Newspaper Matters and all other related issues. The MSC conducts its own internal investigation where appropriate. The MSC has an independent Chairman, Lord Grabiner QC, and reports directly to Gerson Zweifach, Senior Executive Vice President and Group General Counsel of Parent. Mr. Zweifach reports to the independent members of the Board of Directors of Parent (the “Parent Board”) through their representative Viet Dinh, an independent director and Chairman of Parent’s Nominating and Corporate Governance Committee. The independent directors of the Parent Board have retained independent outside counsel and are actively engaged in these matters. The MSC conducted an internal investigation of the three other titles at NI Group Limited (“News International”) and engaged independent outside counsel to advise it on these investigations and all other matters it handles. As a result of these matters, News International has instituted governance reforms and issued certain enhanced policies to its employees. (See Note 9—Commitments and Contingencies.)

NOTE 3. RESTRUCTURING PROGRAMS

Fiscal 2013

During the six months ended December 31, 2012, New News Corporation recorded restructuring charges of $177 million, of which $174 million related to the newspaper businesses. The restructuring charges primarily related to the reorganization of the Australian newspaper businesses which was announced at the end of fiscal 2012 and the continued reorganization of the U.K. newspaper businesses. The restructuring charges recorded are primarily for termination benefits in Australia and contract termination payments in the U.K.

Fiscal 2012

During the six months ended December 31, 2011, New News Corporation recorded restructuring charges of $97 million, of which $96 million related to the newspaper businesses. New News Corporation reorganized portions of the U.K. newspaper businesses and recorded restructuring charges primarily for termination benefits as a result of the U.K. Newspaper Matters and certain organizational restructuring at other newspapers.

NEW NEWS CORPORATION

NOTES TO THE UNAUDITED COMBINED FINANCIAL STATEMENTS (CONTINUED)

Changes in program liabilities were as follows:

	For the six months ended December 31,
	2012				2011
	One time termination benefits	Facility related costs	Other costs	Total	One time termination benefits	Facility related costs	Other costs	Total
	(in millions)
Balance, beginning of period	$51	$8	$—	$59	$23	$10	$—	$33
Additions	119	—	58	177	78	—	19	97
Payments	(136)	(1)	(51)	(188)	(54)	(2)	(12)	(68)
Other	—	—	(4)	(4)	(2)	—	(7)	(9)

Balance, end of period	$34	$7	$3	$44	$45	$8	$—	$53

New News Corporation expects to record an additional $25 million of restructuring charges, principally related to additional termination benefits at the newspaper businesses. As of December 31, 2012, restructuring liabilities of approximately $39 million and $5 million were included in the combined balance sheets in other current liabilities and other liabilities, respectively.

NOTE 4. INVESTMENTS

New News Corporation’s investments were comprised of the following:

		Ownership Percentage	As of December 31, 2012	As of June 30, 2012
		(in millions)
Equity method investments:
Foxtel(a)(b)	Australia pay television	50%	$2,179	$198
Sky Network Television Ltd.(b)(c)	New Zealand media company	44%	361	390
FOX SPORTS Australia(d)	Australia sports cable network programming	100%	—	171
Other equity method investments		various	29	35
Loan receivable from Foxtel(a)		N/A	460	227
Other investments		various	143	105

Total investments			$3,172	$1,126

(a)

In May 2012, Foxtel, a cable and satellite television service in Australia, in which New News Corporation at the time indirectly owned a 25% interest, purchased Austar United Communications Ltd to create a national subscription television service in Australia. The transaction was funded by Foxtel bank debt and Foxtel’s shareholders made pro-rata capital contributions in the form of subordinated shareholder notes based on their respective ownership interest. New News Corporation’s share of the funding contribution was approximately $230 million. The subordinated shareholder note has a maximum term of 15 years, with interest payable on June 30th each year and at maturity. The subordinated shareholder note can be repaid in 10 years provided that Foxtel’s senior debt has been repaid. Upon maturity, the principal advanced will be repayable. In November 2012, New News Corporation increased its investment in Foxtel to 50% from 25% through the acquisition of CMH which also held the same subordinated shareholder note. Accordingly, the carrying value of the shareholder note receivable from Foxtel doubled to $460 million. (See Note 2—Acquisitions, Disposals and Other Transactions)

NEW NEWS CORPORATION

NOTES TO THE UNAUDITED COMBINED FINANCIAL STATEMENTS (CONTINUED)

(b)	For the six months ended December 31, 2012 New News Corporation received dividends of $60 million from Sky Network Television Ltd. and $57 million from Foxtel.

(c)

The market value of New News Corporation’s investment in Sky Network Television Ltd. was $682 million and was valued using quoted market prices as of December 31, 2012. This investment was sold in March 2013. (See Note 13—Subsequent Events)

(d)	In November 2012, New News Corporation acquired the remaining 50% interest in FOX SPORTS Australia through the CMH transaction. (See Note 2—Acquisitions, Disposals and Other Transactions)

Summarized financial information for FOX SPORTS Australia was as follows:

	For the six months ended December 31,
	2012	2011
	(in millions)
Revenues	$245	$237
Operating income(a)	81	72
Net income	59	54

(a)

Includes Depreciation and amortization of $5 million in both the six months ended December 31, 2012 and 2011. Operating income less depreciation and amortization was $86 million and $77 million for the six months ended December 31, 2012 and 2011.

NOTE 5. GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying value of goodwill, by segment, are as follows:

	News and Information Services	Cable Network Programming	Digital Real Estate Services	Book Publishing	Other	Total Goodwill
	(in millions)
Balance, June 30, 2012	$2,149	$—	$76	$3	$360	$2,588
Acquisitions	32	1,035	—	67	—	1,134
Dispositions	—	—	—	—	(25)	(25)
Foreign exchange movements	7	4	1	—	1	13
Adjustments	—	7	—	—	(7)	—

Balance, December 31, 2012	$2,188	$1,046	$77	$70	$329	$3,710

The increase in the carrying value of Goodwill of $1.1 billion during the six months ended December 31, 2012, was primarily due to the consolidation of FOX SPORTS Australia at the Cable Network Programming segment, the acquisition of Thomas Nelson at the Book Publishing segment and the acquisition of AIBM at the News and Information Services segment.

The carrying value of Intangible assets, net increased by $176 million during the six months ended December 31, 2012, primarily due to the consolidation of FOX SPORTS Australia at the Cable Network Programming segment and the acquisition of Thomas Nelson at the Book Publishing segment.

NEW NEWS CORPORATION

NOTES TO THE UNAUDITED COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE 6. EQUITY

The following table summarizes changes in equity:

	For the six months ended December 31,
	2012			2011
	Total New News Corporation Equity	Noncontrolling Interests	Total Equity	Total New News Corporation Equity	Noncontrolling Interests	Total Equity
	(in millions)
Balance, beginning of period	$8,809	$110	$8,919	$12,334	$95	$12,429
Net income	1,307	21	1,328	111	17	128
Other comprehensive income (loss)	73	2	75	(384)	(5)	(389)
Other	—	(14)	(14)	—	(8)	(8)
Net increase (decrease) in Parent company investment	2,129	—	2,129	(864)	—	(864)

Balance, end of period	$12,318	$119	$12,437	$11,197	$99	$11,296

NOTE 7. EQUITY BASED COMPENSATION

Until consummation of the distribution from Parent, New News Corporation’s employees participate in Parent’s equity plans. Parent has plans authorized to grant equity awards of Parent stock to New News Corporation’s employees. The share-based payment expense recorded by New News Corporation, in the periods presented, includes the expense associated with the employees historically attributable to New News Corporation’s operations, as well as the expense associated with the allocation of stock compensation expense for corporate employees.

The following table summarizes New News Corporation’s equity-based compensation transactions:

	For the six months ended December 31,
	2012	2011
	(in millions)
Equity-based compensation—New News Corporation’s Employees	$21	$16
Equity-based compensation—Allocated	6	5

Equity-based compensation—Total	$27	$21

The intrinsic value of stock options exercised during the six months ended December 31, 2012 and 2011 was $10 million and nil, respectively. The intrinsic value of the stock options outstanding as of December 31, 2012 and June 30, 2012 was $15 million and $18 million, respectively.

New News Corporation recognized a tax benefit on vested RSUs and stock options exercised of approximately $1 million and $2 million for the six months ended December 31, 2012 and 2011, respectively.

NEW NEWS CORPORATION

NOTES TO THE UNAUDITED COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE 8. RELATED PARTY TRANSACTIONS AND PARENT COMPANY INVESTMENT

Corporate Allocations and Parent Company Investment

Historically, Parent has provided services to and funded certain expenses for New News Corporation that have been included as a component of Parent company equity such as: global real estate and occupancy and employee benefits. In addition, New News Corporation’s combined financial statements include general corporate expenses of Parent which were not historically allocated to New News Corporation for certain support functions that are provided on a centralized basis within Parent and not recorded at the business unit level, such as expenses related to finance, human resources, information technology, facilities, and legal, among others (“General Corporate Expenses”). For purposes of these stand-alone financial statements, the General Corporate Expenses have been allocated to New News Corporation. The General Corporate Expenses are included in the combined statements of operations in Selling, general and administrative expenses and accordingly as a component of Parent company equity. These expenses have been allocated to New News Corporation on the basis of direct usage when identifiable, with the remainder allocated on a pro rata basis of combined revenues, operating income, headcount or other measures of New News Corporation. Management believes the assumptions underlying the combined financial statements, including the assumptions regarding allocating General Corporate Expenses from Parent are reasonable. Nevertheless, the combined financial statements may not include all of the actual expenses that would have been incurred and may not reflect New News Corporation’s combined results of operations, financial position and cash flows had it been a stand-alone company during the periods presented. Actual costs that would have been incurred if it had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. The corporate allocations made during the six months ended December 31, 2012 and 2011 of $111 million and $103 million, respectively, included both general corporate expenses of Parent which were not historically allocated to New News Corporation of $47 million in both periods and historical direct allocations primarily consisting of rent, insurance and stock compensation expense of approximately $64 million and $56 million, respectively.

All significant intercompany transactions between New News Corporation and Parent have been included in these combined financial statements and are considered to be effectively settled for cash at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flow as a financing activity and in the combined balance sheets as Parent company investment.

The following table summarizes the components of the net increase (decrease) in Parent company investment for the six months ended December 31, 2012 and 2011:

	For the six months ended December 31,
	2012	2011
	(in millions)
Cash pooling and general financing activities(a)	$5	$(967)
Corporate allocations	111	103
Cash transfer from parent for acquisitions and dispositions	2,013	—

Net increase (decrease) in Parent company investment	$2,129	$(864)

(a)	The nature of activities included in the line item ‘Cash pooling and general financing activities’ includes financing activities for capital transfers, cash sweeps, and other treasury services.

NEW NEWS CORPORATION

NOTES TO THE UNAUDITED COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE 9. COMMITMENTS AND CONTINGENCIES

Commitments

New News Corporation has commitments under certain firm contractual arrangements (“firm commitments”) to make future payments. These firm commitments secure the future rights to various assets and services to be used in the normal course of operations. The total firm commitments as of December 31, 2012 and June 30, 2012 were $4,070 million and $3,350 million, respectively. The increase from June 30, 2012 was primarily due to the consolidation of FOX SPORTS Australia in fiscal 2013.

Guarantees

New News Corporation’s guarantees as of December 31, 2012 have not changed significantly from disclosures included in the June 30, 2012 audited combined financial statements.

Contingencies

U.K. Newspaper Matters

On July 19, 2011, a purported class action lawsuit captioned Wilder v. News Corp., et al. was filed on behalf of all purchasers of Parent’s common stock between March 3, 2011 and July 11, 2011, in the U.S. District Court for the Southern District of New York. The plaintiff brought claims under Section 10(b) and Section 20(a) of the Securities Exchange Act, alleging that false and misleading statements were issued regarding alleged acts of voicemail interception at The News of the World. The suit named as defendants Parent, Rupert Murdoch, James Murdoch and Rebekah Brooks, and sought compensatory damages, rescission for damages sustained, and costs.

This litigation and certain other Parent stockholder lawsuits are all now before the same judge. On June 5, 2012, the court issued an order appointing the Avon Pension Fund (“Avon”) as lead plaintiff in the litigation and Robbins Geller Rudman & Dowd as lead counsel. Thereafter, on July 3, 2012, the court issued an order providing that an amended consolidated complaint was to be filed by July 31, 2012. Avon filed an amended consolidated complaint on July 31, 2012, which among other things, added as defendants New News Corporation’s subsidiary, NI Group Limited, and Les Hinton, and expanded the class period to include February 15, 2011 to July 18, 2011. Defendants filed their motion to dismiss on September 25, 2012, and the parties have completed briefing on the motion. The motion is pending.

Parent and New News Corporation’s management believe these Parent stockholder claims are entirely without merit and intend to vigorously defend this action.

In addition, U.K. and U.S. regulators and governmental authorities continue to conduct investigations initiated in 2011 with respect to the U.K. Newspaper Matters. New News Corporation, together with Parent, is cooperating with these investigations.

New News Corporation has admitted liability in many civil cases related to the phone hacking allegations and has settled many cases. While additional civil lawsuits may be filed, New News Corporation has also announced a private compensation scheme under which parties can pursue claims against it, and until April 8, 2013, additional civil claims may be brought under the compensation scheme.

New News Corporation is not able to predict the ultimate outcome or cost of the civil claims or criminal matters. New News Corporation has incurred legal and professional fees related to the U.K. Newspaper Matters and costs for civil settlements totaling approximately $110 million and $90 million during the six months ended

NEW NEWS CORPORATION

NOTES TO THE UNAUDITED COMBINED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2012 and 2011, respectively. These costs are included in Selling, general and administrative expenses in New News Corporation’s unaudited consolidated statements of operations. As of December 31, 2012, New News Corporation has provided for its best estimate of the liability for the claims that have been filed and costs incurred and has accrued approximately $70 million. It is not possible to estimate the liability for any additional claims that may be filed given the information that is currently available to New News Corporation. If more claims are filed and additional information becomes available, New News Corporation will update the liability provision for such matters.

New News Corporation and Parent will agree in the separation and distribution agreement that Parent will indemnify New News Corporation for payments made after the distribution date arising out of civil claims and investigations relating to the U.K. Newspaper Matters, subject to New News Corporation’s compliance with certain agreements regarding Parent’s control over the civil U.K. Newspaper Matters and its consenting to settlements proposed by Parent, as well as legal and professional fees and expenses paid in connection with the criminal matters. The legal and professional fees and expenses and payments for settlements that New News Corporation has incurred to date were in connection with the civil claims and investigations and criminal matters, and New News Corporation generally will be indemnified by Parent for such costs that are paid after the distribution date. However, violations of law may result in criminal fines or penalties for which New News Corporation will not be indemnified by Parent. It is possible that these proceedings and any adverse resolution thereof, including any fines or other penalties associated with any plea, judgment or similar result for which New News Corporation will not be indemnified, could damage its reputation, impair its ability to conduct its business and adversely affect its results of operations and financial condition.

HarperCollins

Commencing on August 9, 2011, twenty-nine purported consumer class actions have been filed in the U.S. District Courts for the Southern District of New York and for the Northern District of California, which relate to the decisions by certain publishers, including HarperCollins Publishers L.L.C. (“HarperCollins”), to begin selling their eBooks pursuant to an agency relationship. The Judicial Panel on Multidistrict Litigation has transferred the various class actions to the Honorable Denise L. Cote in the Southern District of New York. On January 20, 2012, plaintiffs filed a consolidated amended complaint, again alleging that certain named defendants, including HarperCollins, violated the antitrust and unfair competition laws by virtue of the switch to the agency model for eBooks. The actions seek as relief treble damages, injunctive relief and attorneys’ fees. On June 25, 2012, Judge Cote issued a scheduling order for the multi-district litigation going forward. Additional information about In re MDL Electronic Books Antitrust Litigation, Civil Action No. 11-md-02293 (DLC), can be found on Public Access to Court Electronic Records (PACER). While it is not possible to predict with any degree of certainty the ultimate outcome of these class actions, HarperCollins believes it was compliant with applicable antitrust and competition laws.

Following an investigation, on April 11, 2012, the Department of Justice (the “DOJ”) filed an action in the U.S. District Court for the Southern District of New York against certain publishers, including HarperCollins, and Apple, Inc. The DOJ’s complaint alleges antitrust violations relating to defendants’ decisions to begin selling eBooks pursuant to an agency relationship. This case was assigned to Judge Cote. Simultaneously, the DOJ announced that it had reached a proposed settlement with three publishers, including HarperCollins, and filed a Proposed Final Judgment and related materials detailing that agreement. Among other things, the Proposed Final Judgment requires that HarperCollins terminate its agreements with certain eBook retailers and places certain restrictions on any agreements subsequently entered into with such retailers. On September 5, 2012, Judge Cote entered the Final Judgment. A third party has filed a motion to intervene in the case for the purpose of appealing Judge Cote’s decision entering the Final Judgment to the U.S. Court of Appeals for the Second Circuit. Additional information about the Final Judgment can be found on the DOJ’s website.

NEW NEWS CORPORATION

NOTES TO THE UNAUDITED COMBINED FINANCIAL STATEMENTS (CONTINUED)

Following an investigation, on April 11, 2012, 16 state Attorneys General led by Texas and Connecticut (the “AGs”) filed a similar action against certain publishers and Apple, Inc. in the Western District of Texas. On April 26, 2012, the AGs’ action was transferred to Judge Cote. On May 17, 2012, 33 AGs filed a second amended complaint. As a result of a memorandum of understanding agreed upon with the AGs for Texas and Connecticut, HarperCollins was not named as a defendant in this action. Pursuant to the terms of the memorandum of understanding, HarperCollins entered into a settlement agreement with the AGs for Texas, Connecticut and Ohio on June 11, 2012. By August 28, 2012, forty-nine states (all but Minnesota) and five U.S. territories had signed on to that settlement agreement. On August 29, 2012, the AGs simultaneously filed a complaint against HarperCollins and two other publishers, a motion for preliminary approval of that settlement agreement and a proposed distribution plan. On September 14, 2012, Judge Cote granted the AGs’ motion for preliminary approval of the settlement agreement and approved the AGs’ proposed distribution plan. Notice was subsequently sent to potential class members, and a fairness hearing took place on February 8, 2013 at which Judge Cote gave final approval to the settlement. The settlement will become effective once the March 11, 2013 deadline to appeal has passed and any potential appeal has been finally resolved. Once the settlement becomes effective, the final judgment will bar consumers from states and territories covered by the settlement from participating in the class actions.

While the settlement agreement with the AGs is still subject to final approval by the court, New News Corporation believes that the proposed settlement, as currently drafted, will not have a material impact on the results of operations or the financial position of New News Corporation. However, New News Corporation can make no assurances that the proposed settlement will receive final approval.

On October 12, 2012, HarperCollins received a Civil Investigative Demand from the Attorney General from the State of Minnesota. HarperCollins complied with the Demand on November 16, 2012 and is cooperating with that investigation. While it is not possible to predict with any degree of certainty the ultimate outcome of the inquiry, HarperCollins believes it was compliant with applicable antitrust laws.

The European Commission conducted an investigation into whether certain companies in the book publishing and distribution industry, including HarperCollins, violated the antitrust laws by virtue of the switch to the agency model for eBooks. HarperCollins settled the matter with the European Commission on terms substantially similar to the settlement with the DOJ. On December 13, 2012, the European Commission formally adopted the settlement.

Commencing on February 24, 2012, five purported consumer class actions were filed in the Canadian provinces of British Columbia, Quebec and Ontario, which relate to the decisions by certain publishers, including HarperCollins, to begin selling their eBooks in Canada pursuant to an agency relationship. The actions seek as relief special, general and punitive damages, injunctive relief and the costs of the litigations. While it is not possible to predict with any degree of certainty the ultimate outcome of these class actions, especially given their early stages, HarperCollins believes it was compliant with applicable antitrust and competition laws and intends to defend itself vigorously.

In July 2012, HarperCollins Canada, a wholly-owned subsidiary of HarperCollins, learned that the Canadian Competition Bureau (“CCB”) had commenced an inquiry regarding the sale of eBooks in Canada. HarperCollins currently is cooperating with the CCB with respect to its inquiry. While it is not possible to predict with any degree of certainty the ultimate outcome of the inquiry, HarperCollins believes it was compliant with applicable antitrust and competition laws.

On February 15, 2013, a purported class of independent bricks-and-mortar bookstores filed an action in the U.S. District Court for the Southern District of New York entitled The Book House of Stuyvesant Plaza, Inc,

NEW NEWS CORPORATION

NOTES TO THE UNAUDITED COMBINED FINANCIAL STATEMENTS (CONTINUED)

et. al. v. Amazon.com, Inc., et. al, which relates to the digital rights management protection (“DRM”) of certain publishers’, including HarperCollins’, e-books being sold by Amazon.com Inc. The case involves allegations that certain named defendants in the book publishing and distribution industry, including HarperCollins, violated the antitrust laws by virtue of requiring DRM protection. The action seeks declaratory and injunctive relief, reasonable costs and attorneys’ fees. While it is not possible to predict with any degree of certainty the ultimate outcome of this class action, HarperCollins believes it was compliant with applicable antitrust laws.

New News Corporation is not able to predict the ultimate outcome or cost of the HarperCollins matters described above. During the six months ended December 31, 2012 and 2011, the legal and professional fees and settlement costs incurred in connection with these matters were not material, and as of December 31, 2012, New News Corporation did not have a material accrual related to these matters.

Other

New News Corporation’s operations are subject to tax in various domestic and international jurisdictions and as a matter of course, New News Corporation is regularly audited by federal, state and foreign tax authorities. New News Corporation believes it has appropriately accrued for the expected outcome of all pending tax matters and does not currently anticipate that the ultimate resolution of pending tax matters will have a material adverse effect on its combined financial condition, future results of operations or liquidity. Each member of the Parent consolidated group, which includes Parent, New News Corporation and Parent’s other subsidiaries, is jointly and severally liable for the U.S. federal income tax liability of each other member of the consolidated group. Consequently, New News Corporation could be liable in the event any such liability is incurred, and not discharged, by any other member of the Parent consolidated group. The tax sharing and indemnification agreement will require Parent to indemnify New News Corporation for any such liability. Disputes or assessments could arise during future audits by the taxing authorities.

New News Corporation establishes an accrued liability for legal claims when it determines that a loss is both probable and the amount of the loss can be reasonably estimated. Once established, accruals are adjusted from time to time, as appropriate, in light of additional information. The amount of any loss ultimately incurred in relation to matters for which an accrual has been established may be higher or lower than the amounts accrued for such matters. Legal fees associated with litigation and similar proceedings that are not expected to provide a benefit in future periods are expensed as incurred. Any fees, expenses, fines, penalties, judgments or settlements which might be incurred by New News Corporation in connection with the various proceedings could affect New News Corporation’s results of operations and financial condition. For the contingencies disclosed above for which there is at least a reasonable possibility that a loss may be incurred, other than the accruals provided, New News Corporation was unable to estimate the amount of loss or range of loss.

NOTE 10. PENSION AND OTHER POSTRETIREMENT BENEFITS

Plans in the U.S., U.K. and Australia that are sponsored by entities included in New News Corporation (“Direct Plans”) are accounted for as defined benefit pension plans and these costs are included in the net periodic benefit costs—Direct below. Certain of our U.S. employees participate in defined benefit pension plans (“Shared Plans”) sponsored by Parent, which include participants of other Parent subsidiaries and these costs are included in the net periodic benefit costs—Employees participation in Parent plans below. In addition, a portion of the remaining Shared Plans expense was allocated to New News Corporation and these costs are included in net periodic benefit costs—Corporate allocations.

NEW NEWS CORPORATION

NOTES TO THE UNAUDITED COMBINED FINANCIAL STATEMENTS (CONTINUED)

The components of net periodic benefits costs were as follows:

	Pension benefits		Postretirement benefits
	For the six months ended December 31,
	2012	2011	2012	2011
	(in millions)
Service cost benefits earned during the period	$10	$9	$1	$1
Interest costs on projected benefit obligations	31	37	4	5
Expected return on plan assets	(38)	(41)	—	—
Amortization of deferred losses	10	8	—	—
Other	5	—	(4)	(8)

Net periodic benefits costs—Direct	18	13	1	(2)
Employees participation in Parent plans	9	5	N/A	N/A
Corporate allocations	2	2	N/A	N/A

Net periodic benefits costs—Total	$29	$20	$1	$(2)

Cash contributions	$20	$17	$6	$6

N/A—not applicable

NOTE 11. SEGMENT INFORMATION

New News Corporation manages and reports its businesses in the following five segments:

•

News and Information Services—The News and Information Services segment includes the global product offerings of The Wall Street Journal and Barron’s publications, The Wall Street Journal Digital Network (“WSJDN”) and New News Corporation’s suite of information services including Dow Jones Newswires and Factiva. In addition to WSJ.com and Barrons.com, WSJDN includes MarketWatch, AllThingsD and related services. New News Corporation also owns, among other publications, The Australian, Herald Sun, The Daily Telegraph and The Courier Mail in Australia, The Times, The Sunday Times and The Sun in the U.K. and The New York Post in the U.S. This segment also includes the integrated marketing services business, News America Marketing Group (“NAMG”), a leading provider of free-standing coupon inserts, in-store marketing products and digital-savings marketing solutions. NAMG’s customers include many of the largest consumer packaged goods advertisers in the U.S. and Canada.

•

Cable Network Programming—The Cable Network Programming segment consists of FOX SPORTS Australia, the leading sports programming provider in Australia with seven standard definition television channels, high definition versions of five of these channels, an interactive viewing application and one IPTV channel and rights to live sporting events in Australia including: National Rugby League, the domestic football league, English Premier League, Australian and international cricket as well as the NFL. Prior to the November 2012 acquisition of the portion of FOX SPORTS Australia that it did not own, New News Corporation accounted for its investment in FOX SPORTS Australia under the equity method of accounting. New News Corporation now owns 100% of FOX SPORTS Australia and its results are included within this new segment.

•

Digital Real Estate Services—New News Corporation owns 61.6% of REA Group Limited (“REA”), a publicly traded company listed on the Australian Securities Exchange (ASX: REA) that is a leading digital advertising business specializing in real estate services. REA operates Australia’s largest residential property website, realestate.com.au, as well as Australia’s leading commercial property

NEW NEWS CORPORATION

NOTES TO THE UNAUDITED COMBINED FINANCIAL STATEMENTS (CONTINUED)

website, realcommercial.com.au. REA also operates a market-leading Italian property site, casa.it, and other property sites and apps across Europe and Hong Kong.

•

Book Publishing —The HarperCollins book publishing segment is one of the largest English-language consumer publishers in the world, with particular strengths in general fiction, nonfiction, children’s and religious publishing, and an industry leader in digital publishing. HarperCollins includes over 60 branded publishing imprints including Avon, Harper, HarperCollins Children’s Publishers, William Morrow and Christian publishers Zondervan and Thomas Nelson, and publishes works by well-known authors such as J.R.R. Tolkien, Paulo Coelho, Rick Warren and Agatha Christie and popular titles such as The Hobbit, Goodnight Moon and To Kill a Mockingbird.

•

Other—The Other segment primarily consists of Amplify, New News Corporation’s digital education business focused on the K-12 learning market, and general corporate overhead expenses. Amplify focuses on three areas of business: assessment and analytics; digital content and curriculum; and mobile distribution systems designed for education. Amplify Insight, Amplify’s assessment and analytics division, operates as Wireless Generation, Inc. (“Wireless Generation”), which commenced operations in 2000 and was acquired by Parent in fiscal 2011. Wireless Generation provides premium assessment and analytics services to enable real-time personalization of educational content. Through its Amplify Learning division, Amplify is creating innovative digital curricula for K-12 education designed to enhance teaching and learning in English Language Arts, Science and Math. Through its Amplify Access division, Amplify is developing an open, tablet-based education platform that integrates its existing assessment and analytics tools and services with its digital curricula as well as third-party content and interactive applications.

New News Corporation’s operating segments have been determined in accordance with its internal management structure, which is organized based on operating activities and has aggregated its newspaper and information services business with its integrated marketing services business into one reportable segment due to their similarities. New News Corporation evaluates performance based upon several factors, of which the primary financial measure is Segment EBITDA.

Segment EBITDA is defined as revenues less operating expenses and selling, general and administrative expenses. Segment EBITDA does not include: Depreciation and amortization, impairment and restructuring charges, equity earnings of affiliates, interest, net, other, net, income tax expense and net income attributable to noncontrolling interests. New News Corporation believes that information about Segment EBITDA assists all users of its combined financial statements by allowing them to evaluate changes in the operating results of New News Corporation’s portfolio of businesses separate from non-operational factors that affect net (loss) income, thus providing insight into both operations and the other factors that affect reported results.

Segment EBITDA is a non-GAAP measure and should be considered in addition to, not as a substitute for, net (loss) income, cash flow and other measures of financial performance reported in accordance with GAAP. In addition, this measure does not reflect cash available to fund requirements and excludes items, such as depreciation and amortization and impairment and restructuring charges, which are significant components in assessing New News Corporation’s financial performance.

Management believes that Segment EBITDA is an appropriate measure for evaluating the operating performance of New News Corporation’s business. Segment EBITDA provides management, investors and equity analysts measures to analyze operating performance of the New News Corporation’s business and its enterprise value against historical data and competitors’ data, although historical results, including Segment EBITDA, may not be indicative of future results (as operating performance is highly contingent on many factors, including customer tastes and preferences).

NEW NEWS CORPORATION

NOTES TO THE UNAUDITED COMBINED FINANCIAL STATEMENTS (CONTINUED)

	For the six months ended December 31,
	2012	2011
	(in millions)
Revenues:
News and Information Services	$3,438	$3,579
Cable Network Programming	53	—
Digital Real Estate Services	168	139
Book Publishing	729	620
Other	66	52

Total Revenues	4,454	4,390

Segment EBITDA:
News and Information Services	$418	$471
Cable Network Programming	19	—
Digital Real Estate Services	81	61
Book Publishing	91	72
Other	(220)	(165)

Total Segment EBITDA	389	439

Depreciation and amortization	(254)	(239)
Impairment and restructuring charges	(177)	(97)
Equity earnings of affiliates	54	58
Interest, net	29	30
Other, net	1,255	(1)

Income before income tax benefit (expense)	1,296	190
Income tax benefit (expense)	32	(62)

Net income	1,328	128
Less: Net income attributable to noncontrolling interests	(21)	(17)

Net income attributable to New News Corporation	$1,307	$111

	As of December 31, 2012	As of June 30, 2012
	(in millions)
Total assets:
News and Information Services	$9,224	$9,662
Cable Network Programming	1,488	—
Digital Real Estate Services	382	346
Book Publishing	1,624	1,290
Other	671	666
Investments	3,172	1,126

Total assets	$16,561	$13,090

Goodwill and intangible assets, net:
News and Information Services	$4,086	$4,060
Cable Network Programming	1,157	—
Digital Real Estate Services	86	85
Book Publishing	607	454
Other	411	450

Total goodwill and intangible assets, net	$6,347	$5,049

NEW NEWS CORPORATION

NOTES TO THE UNAUDITED COMBINED FINANCIAL STATEMENTS (CONTINUED)

Revenues by Component

	For the six months ended December 31,
	2012	2011
	(in millions)
Revenues:
Advertising	$2,204	$2,380
Circulation and Subscription	1,262	1,189
Consumer	672	584
Other	316	237

Total Revenues	$4,454	$4,390

NOTE 12. ADDITIONAL FINANCIAL INFORMATION

Income Taxes

New News Corporation’s effective income tax rate for the six months ended December 31, 2012 was lower than the statutory rate of 35%, primarily due to a 39% rate reduction due to the non-taxable gain and reversal of the historic deferred tax liability related to the consolidation of FOX SPORTS Australia, a 1% rate reduction due to our foreign operations which are subject to lower tax rates partially offset by a 1% rate increase due to permanent differences.

The effective income tax rate for the six months ended December 31, 2011 was lower than the statutory rate of 35%, primarily due to a 12% rate reduction due to our foreign operations which are subject to lower tax rates and a 9% rate reduction due to permanent differences.

At the end of each interim period, New News Corporation estimates the annual effective tax rate and applies that rate to its ordinary quarterly earnings. The tax expense or benefit related to significant, unusual or extraordinary items that will be separately reported or reported net of their related tax effect, and are individually computed, are recognized in the interim period in which those items occur. In addition, the effect of changes in enacted tax laws or rates or tax status is recognized in the interim period in which the change occurs.

New News Corporation paid $50 million and $75 million for income taxes during the six months ended December 31, 2012 and 2011, respectively.

Receivables, net

Receivables are presented net of an allowance for returns and doubtful accounts, which is an estimate of amounts that may not be collectible. In determining the allowance for returns, management analyzes historical returns, current economic trends and changes in customer demand and acceptance of New News Corporation’s products. Based on this information, management reserves a percentage of each dollar of product sales that provide the customer with the right of return. The allowance for doubtful accounts is estimated based on historical experience, receivable aging, current economic trends and specific identification of certain receivables that are at risk of not being paid.

NEW NEWS CORPORATION

NOTES TO THE UNAUDITED COMBINED FINANCIAL STATEMENTS (CONTINUED)

Receivables, net consist of:

	As of December 31, 2012	As of June 30, 2012
	(in millions)
Receivables	$1,849	$1,555
Allowances for returns and doubtful accounts	(193)	(186)

Receivables, net	$1,656	$1,369

Other, net

The following table sets forth the components of Other, net included in the unaudited combined statements of operations:

	For the six months ended December 31,
	2012	2011
	(in millions)
Gain on CMH transaction(a)	$1,258	$—
Other	(3)	(1)

Total Other, net	$1,255	$(1)

(a)	See Note 2—Acquisitions, Disposals and Other Transactions

NOTE 13. SUBSEQUENT EVENTS

In March 2013, New News Corporation sold its 44% equity interest in SKY Network Television Ltd. for approximately $675 million and expects to record a gain on this transaction in the third quarter of fiscal 2013.